Hovnanian Enterprises, Inc.
Annual Report 2012


13000301


Hovnanian®
Enterprises, Inc.

Hovnanian Enterprises, Inc.

Communities



	Active	Proposed
Arizona	10	1
California	12	34
Delaware	5	3
Florida	14	18
Georgia	1	1
Illinois	3	4
Maryland	7	12
Minnesota	6	3
New Jersey	15	22
North Carolina	1	6
Ohio	12	10
Pennsylvania	1	1
South Carolina	3	3
Texas	74	29
Virginia/DC	8	10
West Virginia	-	2
Total	172	159

Financial Highlights

	Years Ended October 31,				
	2012	2011	2010	2009	2008
REVENUES AND INCOME (Dollars in Millions)					
Total Revenues	$ 1,485.4	$ 1,134.9	$ 1,371.8	$ 1,596.3	$ 3,308.1
Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt (1)	$ (55.0)	$ (194.1)	$ (184.6)	$ (379.1)	$ (391.3)
Loss Before Income Taxes	$ (101.2)	$ (291.6)	$ (295.3)	$ (672.0)	$ (1,168.0)
Net (Loss) Income	$ (66.2)	$ (286.1)	$ 2.6	$ (716.7)	$ (1,124.6)
ASSETS, DEBT AND EQUITY (Dollars in Millions)					
Total Assets	$ 1,684.3	$ 1,602.2	$ 1,817.6	$ 2,024.6	$ 3,637.3
Total Recourse Debt	$ 1,542.2	$ 1,602.8	$ 1,616.3	$ 1,751.7	$ 2,505.8
Total (Deficit) Equity	$ (485.3)	$ (496.6)	$ (337.9)	$ (348.9)	$ 330.3
INCOME PER COMMON SHARE (Shares in Thousands)					
Assuming Dilution:					
(Loss) Income Per Common Share	$ (0.52)	$ (2.85)	$ 0.03	$ (9.16)	$ (16.04)
Weighted Average Number of Common Shares Outstanding	126,350	100,444	79,683	78,238	70,131

(1) Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt is a non-GAAP financial measure. See page 5 of this Annual Report for a reconciliation to Loss Before Income Taxes, the most directly comparable GAAP financial measure.

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes included elsewhere in this Annual Report.



HOVNANIAN ENTERPRISES, INC.
110 West Front Street, P.O. Box 500, Red Bank, N.J. 07701 (732) 747-7800

January 28, 2013

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders, which will be held on Tuesday, March 12, 2013, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017. The meeting will start promptly at 10:30 a.m., Eastern Time.

In accordance with the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet, the Company is primarily furnishing proxy materials to our shareholders of Class A Common Stock and registered shareholders of Class B Common Stock on the Internet, rather than mailing paper copies of the materials (including our Annual Report to Shareholders for fiscal 2012) to each of those shareholders. We believe that this e-proxy process will expedite our shareholders' receipt of proxy materials, lower costs, and reduce the environmental impact of our Annual Meeting. If you received only a Notice Regarding the Availability of Proxy Materials (the "Notice") by mail or electronic mail, you will not receive a paper copy of the proxy materials unless you request one. Instead, the Notice will instruct you as to how you may access and review the proxy materials on the Internet. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet, by telephone or by mail. If you received a Notice by mail or electronic mail and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice.

We anticipate that the Notice will be mailed to our shareholders on or about January 28, 2013, and will be sent by electronic mail to our shareholders who have opted for such means of delivery on or about January 28, 2013.

All shareholders of record of Class B Common Stock who hold in nominee name have been sent a full set of paper proxy materials, including a proxy card. As in the past, shareholders of record of Class B Common Stock held in nominee name will only be able to vote by returning the enclosed proxy card in the envelope provided for this purpose or by voting in person at the Company's 2013 Annual Meeting.

Attached to this letter is a Notice of Annual Meeting of Shareholders and Proxy Statement, which describes the business to be conducted at the meeting. We will also report on matters of current interest to our shareholders.

It is important that your shares be represented and voted at the meeting. Therefore, we urge you to complete, sign, date and return the enclosed proxy card or, if applicable, register your vote via the Internet or by telephone according to the instructions on the proxy card. If you attend the meeting, you may still choose to vote your shares personally even though you have previously designated a proxy.

We sincerely hope you will be able to attend and participate in the Company's 2013 Annual Meeting. We welcome the opportunity to meet with many of you and give you a firsthand report on the progress of your Company.

Sincerely yours,

Ara K. Hovnanian
Chairman of the Board

PROXY VOTING METHODS

If at the close of business on January 22, 2013, you were a shareholder of record or held shares through a broker or bank, you may vote your shares as described below or you may vote in person at the Annual Meeting. To reduce our administrative and postage costs, we would appreciate if shareholders of Class A Common Stock and registered shareholders of Class B Common Stock would please vote through the Internet or by telephone, both of which are available 24 hours a day. You may revoke your proxies at the times and in the manners described on page 1 of the Proxy Statement. If you are a shareholder of record or hold shares through a broker or bank and are voting by proxy, your vote must be received by 11:59 p.m. (Eastern Time) on March 11, 2013 to be counted unless otherwise noted below.

To vote by proxy:

Shareholders of Class A Common Stock and Registered Shareholders of Class B Common Stock:

BY INTERNET

- Go to the website at www.proxyvote.com and follow the instructions, 24 hours a day, seven days a week.
- You will need the 12-digit Control Number included on your Notice Regarding the Availability of Proxy Materials to obtain your records and to create an electronic voting instruction form.

BY TELEPHONE

- From a touch-tone telephone, dial (800) 690-6903 and follow the recorded instructions, 24 hours a day, seven days a week.
- You will need the 12-digit Control Number included on your Notice Regarding the Availability of Proxy Materials in order to vote by telephone.

BY MAIL

- Request a proxy card from us by following the instructions on your Notice Regarding the Availability of Proxy Materials.
- When you receive the proxy card, mark your selections on the proxy card.
- Date and sign your name exactly as it appears on your proxy card.
- Mail the proxy card in the postage-paid envelope that will be provided to you.
- Mailed proxy cards must be received no later than March 11, 2013 to be counted for the Annual Meeting.

Shareholders of Record of Class B Common Stock held in Nominee Name:

- Nominees of shareholders of Class B Common Stock may only appoint proxies by signing, dating and returning the enclosed proxy card in the envelope provided.
- Shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares is properly completed, mailed and received not less than 3 nor more than 20 business days prior to March 12, 2013.

YOUR VOTE IS IMPORTANT — THANK YOU FOR VOTING

This page intentionally left blank

HOVNANIAN ENTERPRISES, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Hovnanian Enterprises, Inc. will be held on Tuesday, March 12, 2013, at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 10:30 a.m. for the following matters:

1. The election of directors of the Company for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company, and until their respective successors may be elected and qualified;

2. The ratification of the selection of Deloitte & Touche LLP, an independent registered public accounting firm, to examine the financial statements of the Company for the year ending October 31, 2013;

3. To approve an amendment to the Company's Amended Certificate of Incorporation (the "Certificate of Incorporation") to increase the number of authorized shares of Class A Common Stock;

4. To approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Class B Common Stock;

5. To approve, in a non-binding advisory vote, the compensation of the Company's named executive officers; and

6. The transaction of such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors recommends that you vote FOR each of the nominees listed in proposal 1, FOR proposal 2, FOR proposal 3, FOR proposal 4 and FOR proposal 5.

Only shareholders of record at the close of business on January 22, 2013 are entitled to notice of, and to vote at, the Annual Meeting. Accompanying this Notice of Annual Meeting of Shareholders is a proxy statement, proxy card(s) and the Company's Annual Report for the fiscal year ended October 31, 2012.

To ensure your shares are voted, if you are a shareholder of Class A Common Stock or a registered shareholder of Class B Common Stock, you may vote your shares over the Internet, by telephone, or by requesting a paper proxy card to complete, sign and return by mail. These voting procedures are described on the preceding page and on the proxy card.

If you are a shareholder of record of Class B Common Stock held in nominee name, you may only appoint proxies to vote your shares by signing, dating and returning the enclosed proxy card in the envelope provided.

All shareholders are urged to attend the meeting in person or by proxy. Shareholders who do not expect to attend the meeting are requested to complete, sign and date the enclosed proxy card and return it promptly, or, if applicable, to register their vote via the Internet or by telephone according to the instructions on the preceding page and the proxy card.

By order of the Board of Directors,



MICHAEL DISCAFANI
Secretary

January 28, 2013

If you are a shareholder of record and you plan to attend the Annual Meeting, please mark the appropriate box on your proxy card or, if applicable, so indicate when designating a proxy via the Internet or by telephone. If your shares are held by a bank, broker or other intermediary and you plan to attend, please send written notice to Hovnanian Enterprises, Inc., 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701, Attention: Michael Discafani, Secretary, and enclose evidence of your ownership (such as a letter from the bank, broker or other intermediary confirming your ownership or a bank or brokerage firm account statement). The names of all those planning to attend will be placed on an admission list held at the registration desk at the entrance to the meeting. If you do not plan to attend the Annual Meeting, please designate a proxy by mail or, if applicable, via the Internet or by telephone. If you choose to vote by mail, please complete, sign and date the enclosed proxy card and return it promptly so that your shares will be voted. If you have received a hard copy of the proxy materials, the enclosed envelope requires no postage if mailed in the United States.

TABLE OF CONTENTS

HOVNANIAN ENTERPRISES, INC.
110 WEST FRONT STREET
P.O. BOX 500
RED BANK, NEW JERSEY 07701

PROXY STATEMENT

GENERAL

The accompanying proxy is solicited on behalf of the Board of Directors of Hovnanian Enterprises, Inc. (the "Company", "we", "us", or "our") for use at the Annual Meeting of Shareholders referred to in the foregoing notice and at any adjournment thereof.

Shares represented by properly executed proxies that are received or executed in time and not revoked will be voted in accordance with the specifications thereon. If no specifications are made in an executed proxy, the persons named in the accompanying proxy card(s) will vote the shares represented by such proxies for the Board of Directors' slate of directors, for the ratification of the selection of Deloitte & Touche LLP, an independent registered public accounting firm, to examine the financial statements of the Company for the fiscal year ending October 31, 2013, for the amendment to the Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock, for the amendment to the Certificate of Incorporation to increase the number of authorized shares of Class B Common Stock, for the approval, in a non-binding advisory vote, of the compensation of the Company's named executive officers and on any other matters as recommended by the Board of Directors, unless contrary instructions are given.

Any person may revoke a previously designated proxy before it is exercised. If you voted by Internet, telephone or mail and are a shareholder of record, you may change your vote and revoke your proxy by (i) delivering written notice of revocation to Michael Discafani, Secretary, provided such statement is received no later than March 11, 2013, (ii) voting again by Internet or telephone at a later time before the closing of voting facilities at 11:59 p.m. (Eastern Time) on March 11, 2013, (iii) submitting a properly signed proxy card with a later date that is received no later than March 11, 2013 or (iv) revoking your proxy and voting in person at the 2013 Annual Meeting. If you hold your shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the 2013 Annual Meeting if you obtain a signed proxy from the record holder (broker or other nominee) giving you the right to vote the shares. Please note that attendance at the 2013 Annual Meeting will not by itself revoke a proxy.

VOTING RIGHTS AND SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Board of Directors has set January 22, 2013 as the record date for the 2013 Annual Meeting of Shareholders. As of the close of business on the record date, the outstanding voting securities of the Company consisted of 124,169,406 shares of Class A Common Stock, each share entitling the holder thereof to one vote, and 14,658,151 shares of Class B Common Stock, each share entitling the holder thereof to ten votes, provided that specified ownership criteria have been met. Other than as set forth in the table below, there are no persons known to the Company to be the beneficial owners of shares representing more than 5% of either the Company's Class A Common Stock or Class B Common Stock, which represent the classes of the Company's voting stock.

The following table sets forth as of January 22, 2013, (1) the Class A Common Stock and Class B Common Stock of the Company beneficially owned by holders of more than 5% of either the Class A Common Stock or the Class B Common Stock of the Company and (2) the Class A Common Stock, Class B Common Stock and Depositary Shares of the Company beneficially owned by each Director, each nominee for Director, each executive officer named in the tables set forth under "Executive Compensation" below and all Directors and executive officers as a group. The table does not include ownership with respect to our 7.25% Tangible Equity Units because none of the individuals or groups listed below has any beneficial ownership of such securities.

	Class A Common Stock (1)		Class B Common Stock (1)		Depositary Shares (1) (3)	
	Amount and Nature of Beneficial Ownership	Percent of Class (2)	Amount and Nature of Beneficial Ownership	Percent of Class (2)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Directors, Nominees for Director, Named Executive Officers and Directors and Executive Officers as a Group						
Ara K. Hovnanian (4)	3,786,237	3.05%	1,856,314	12.05%	—	—
Robert B. Coutts	135,799	0.11%	—	—	—	—
Edward A. Kangas	231,217	0.19%	—	—	—	—
Joseph A. Marengi	111,512	0.09%	—	—	—	—
Brad G. O'Connor	38,895	0.03%	—	—	—	—
Vincent Pagano Jr.	—	—	—	—	—	—
Thomas J. Pellerito	1,223,668	0.98%	—	—	—	—
John J. Robbins	160,705	0.13%	—	—	—	—
J. Larry Sorsby	274,302	0.22%	—	—	—	—
David G. Valiaveedan	26,105	0.02%	—	—	2,000	0.04%
Stephen D. Weinroth	279,309	0.22%	4,500	0.03%	—	—
All Directors and executive officers as a group (10 persons)	13,395,141	10.71%	8,999,460	58.41%	2,000	0.04%
Holders of More Than 5%						
Estate of Kevork S. Hovnanian (5)	6,596,543	5.31%	3,255,251	22.21%	—	—
Peter S. Reinhart as Trustee of the Sirwart Hovnanian 1994 Marital Trust (6)	—	—	5,210,091	35.54%	—	—
Hovnanian Family 2012 L.L.C. (7)	970,849	0.78%	3,883,395	26.49%	—	—

(1) *The figures in the table with respect to Class A Common Stock do not include the shares of Class B Common Stock beneficially owned by the specified persons. Shares of Class B Common Stock are convertible at any time on a share for share basis to Class A Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which generally attributes ownership to persons who have or share voting or investment power with respect to the relevant securities. Shares of Common Stock that may be acquired within 60 days upon exercise of outstanding stock options are deemed to be outstanding. Securities not outstanding, but included in the beneficial ownership of each such person, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Except as indicated in these footnotes, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all securities shown as beneficially*

owned by them. Shares of Class A Common Stock subject to options currently exercisable or exercisable within 60 days of January 22, 2013, whether or not in-the-money, include the following: A. Hovnanian (0), R. Coutts (67,900), E. Kangas (106,700), J. Marengi (48,300), B. O'Connor (27,500), V. Pagano (0), T. Pellerito (220,000), J. Robbins (110,030), J. Sorsby (150,000), D. Valiaveedan (15,002), S. Weinroth (168,273), and all Directors and executive officers as a group (933,705). Shares of Class B Common Stock subject to options currently exercisable or exercisable within 60 days of January 22, 2013, whether or not in-the-money, include the following: A. Hovnanian (750,000).

On July 29, 2008, the Company's Board of Directors declared a dividend of one Preferred Stock Purchase Right for each outstanding share of Class A Common Stock and Class B Common Stock. The dividend was paid to stockholders of record on August 15, 2008. Subject to the terms, provisions and conditions of the Rights Plan, if the Preferred Stock Purchase Rights become exercisable, each Preferred Stock Purchase Right would initially represent the right to purchase from the Company one ten-thousandth of a share of Series B Junior Preferred Stock for a purchase price of $35.00 per share. However, prior to exercise, a Preferred Stock Purchase Right does not give its holder any rights as a stockholder, including without limitation, any dividend, voting or liquidation rights.

(2) Based upon the number of shares outstanding plus options currently exercisable or exercisable within 60 days of January 22, 2013, held by the applicable Director, nominee, executive officer, group or other holder.

(3) Each Depositary Share represents 1/1,000th of a share of 7.625% Series A Preferred Stock.

(4) Includes 372,116 shares of Class A Common Stock and 431,394 shares of Class B Common Stock held in family-related trusts as to which Ara K. Hovnanian has shared voting power and shared investment power and 37,374 shares of Class A Common Stock and 195,274 shares of Class B Common Stock held by Mr. Hovnanian's wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such other accounts and trusts. Of the shares of Class A Common Stock beneficially held by Mr. Hovnanian, 1,995,397 shares have been pledged as collateral for a loan with Deutsche Bank, and 1,337,505 shares have been pledged as collateral for a loan with Morgan Stanley, both of which loans remain outstanding.

(5) Includes 6,156,543 shares of Class A Common Stock and 3,255,251 shares of Class B Common Stock held by the Executors of the Estate of Kevork S. Hovnanian, deceased (the "Estate of Kevork S. Hovnanian"). Ara K. Hovnanian is special purpose Executor with respect to investments in the Company and, accordingly, the shares held by the Estate of Kevork S. Hovnanian are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figures of beneficial ownership. Also includes 440,000 shares of Class A Common Stock held in the name of Sirwart Hovnanian, wife of the Company's deceased Chairman Kevork S. Hovnanian. The business address of each of the Executors is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.

(6) Includes 4,833,826 shares of Class B Common Stock held by the Kevork S. Hovnanian Family Limited Partnership, a Connecticut limited partnership (the "Limited Partnership"). Peter S. Reinhart, as trustee of the Sirwart Hovnanian 1994 Marital Trust (the "Marital Trust"), is the managing general partner of the Limited Partnership and, as such, has the sole power to vote and dispose of the shares of Class B Common Stock held by the Limited Partnership, as well as of the 376,265 shares of Class B Common Stock held directly by the Marital Trust. Mr. Reinhart disclaims beneficial ownership of the shares held by the Limited Partnership and the Marital Trust.

(7) Represents 970,849 shares of Class A Common Stock and 3,883,395 shares of Class B Common Stock held by the Hovnanian Family 2012 L.L.C. (the "2012 LLC"). Ara K. Hovnanian is the special purpose manager with respect to investments in the Company and, accordingly, the shares held by the 2012 LLC are included in "All Directors and executive officers as a group," but such shares are not also included in Mr. Hovnanian's separate figure of beneficial ownership. The business address of the 2012 LLC is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers, directors, persons who beneficially own more than 10% of a registered class of the Company's equity securities and certain entities associated with the foregoing ("Reporting Persons") to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission (the "SEC"). These Reporting Persons are required by SEC rules to furnish the Company with copies of all Forms 3, 4 and 5, and amendments thereto, that they file with the SEC.

Based solely on the Company's review of copies of the forms and amendments of forms it has received and written representations from the Company's officers and directors, the Company believes that, with respect to the fiscal year ended October 31, 2012, all the Reporting Persons complied with all applicable filing requirements.

(1) ELECTION OF DIRECTORS

The Company's Restated By-laws provide that the Board of Directors shall consist of up to eleven Directors who shall be elected annually by the shareholders. The Company's Certificate of Incorporation requires that, at any time when any shares of Class B Common Stock are outstanding, one-third of the Directors shall be independent, as defined therein.

Under the rules of the New York Stock Exchange (the "NYSE"), listed companies of which more than 50% of the voting power for the election of directors is held by an individual, group or other entity are not required to have a majority of independent directors, as defined by NYSE rules, or to comply with certain other requirements. Because Mr. A. Hovnanian, the Estate of Kevork S. Hovnanian, the Limited Partnership established for members of his family and family trusts hold more than 50% of the voting power of the Company, the Company is a controlled company within the meaning of the rules of the NYSE. However, the Company does not avail itself of any of the exemptions afforded to controlled companies under the NYSE rules. This may change in the future at the Company's discretion.

The Board of Directors has determined that a Board of Directors consisting of the seven nominees listed below is the best composition in order to satisfy both the independence requirements of the Company's Certificate of Incorporation as well as the rules of the NYSE. The Board of Directors has also determined that Messrs. Coutts, Kangas, Marengi, Pagano, and Weinroth are independent as defined under the Company's Certificate of Incorporation and the NYSE rules. In reaching its determination that Mr. Pagano is independent under applicable standards, the Corporate Governance and Nominating Committee and the Board of Directors considered that he was a partner with Simpson Thacher & Bartlett LLP until his retirement on December 31, 2012. Simpson Thacher & Bartlett LLP has provided, and continues to provide, legal services to the Company.

The following individuals have been recommended to the Board of Directors by the Corporate Governance and Nominating Committee and approved by the Board of Directors to serve as Directors of the Company to hold office until the next Annual Meeting of Shareholders and until their respective successors have been duly elected and qualified. Mr. Robbins, a current director, is not standing for re-election at the 2013 Annual Meeting of Shareholders. Mr. Robbins will serve through the remainder of his term, which will end at the Company's 2013 Annual Meeting of Shareholders. The Board of Directors thanks Mr. Robbins for his many years of service to the Company. Mr. Pagano has been nominated as Mr. Robbins' successor to the Board of Directors.

In the event that any of the nominees for Director should become unavailable to serve as a Director, it is intended that the shares represented by proxies will be voted for such substitute nominees as may be nominated by the Board of Directors, unless the number of Directors constituting a full Board of Directors is reduced. The Company has no reason to believe, however, that any of the nominees is, or will be, unavailable to serve as a Director. Proxies cannot be voted for a greater number of persons than the number of nominees shown below.

Board of Directors

Name	Age	Company Affiliation	Year First Became a Director
Ara K. Hovnanian	55	President, Chief Executive Officer, Chairman of the Board & Director	1981
Robert B. Coutts	62	Director	2006
Edward A. Kangas	68	Director	2002
Joseph A. Marengi	59	Director	2006
Vincent Pagano Jr.	62	Director Nominee	—
J. Larry Sorsby	57	Executive Vice President, Chief Financial Officer & Director	1997
Stephen D. Weinroth	74	Director	1982

Board of Directors — Composition

The Board of Directors seeks to ensure that the Board of Directors is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board of Directors to satisfy its oversight responsibilities effectively. As discussed below under "Corporate Governance and Nominating Committee" beginning on page 9, a slate of Directors to be nominated for election at the annual shareholders' meeting each year is approved by the Board of Directors after recommendation by the Corporate Governance and Nominating Committee. In the case of a vacancy on the Board of Directors (other than one resulting from removal by shareholders), the Corporate Governance and Nominating Committee will identify individuals believed to be qualified candidates to serve on the Board of Directors and will recommend any director nominees to the full Board of Directors for election. The Board of Directors will then approve a director nominee to fill the vacancy on the Board of Directors. In identifying candidates for Director, the Corporate Governance and Nominating Committee and the Board of Directors take into account (1) the comments and recommendations of board members regarding the qualifications and effectiveness of the existing Board of Directors or additional qualifications that may be required when selecting new board members that may be made in connection with the self-examinations described below under "Corporate Governance and Nominating Committee" beginning on page 9, (2) the requisite expertise and sufficiently diverse backgrounds of the Board of Directors' overall membership composition, (3) the independence of outside Directors and other possible conflicts of interest of existing and potential members of the Board of Directors and (4) all other factors such bodies consider appropriate. Although the Company has no formal policy regarding diversity, the charter of the Corporate Governance and Nominating Committee includes a statement that it and the Board of Directors believe that diversity is an important component of a board of directors, including such factors as background, skills, experience, expertise, gender, race and culture. As mentioned above, the Corporate Governance and Nominating Committee and the Board of Directors include diversity as one of several criteria that they consider in connection with selecting candidates for the Board of Directors. The Board of Directors seeks to ensure that it is composed of members whose particular background, expertise, qualifications, attributes and skills, when taken together, allow the Board of Directors to satisfy its oversight responsibilities effectively.

When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Corporate Governance and Nominating Committee and the Board of Directors focused primarily on the information discussed in each of the Directors' individual biographies set forth below on pages 7 and 8. In particular, with regard to Mr. Coutts, the Corporate Governance and Nominating Committee and the Board of Directors considered his strong background in the manufacturing sector, believing that his experience with a large multinational corporation engaged in the manufacture of complicated products is invaluable in evaluating the multiple integrated processes in the homebuilding business and also valuable in performance management and other aspects of the Company. With regard to Mr. Kangas, the Corporate Governance and Nominating Committee and the Board of Directors considered his significant experience, expertise and background with regard to accounting matters, including the broad perspective brought by his experience in consulting to clients in many diverse industries. With regard to Mr. Marengi, the Corporate Governance and Nominating Committee and the Board of Directors considered his strong background in the technology sector, because new technologies and their cost and benefit analyses are important factors in the success of the Company. With regard to Mr. Pagano, the Corporate Governance and Nominating Committee and the Board of Directors considered his significant experience, expertise and background with regard to legal and capital markets matters, including the broad perspective brought by his experience in advising clients in the homebuilding industry and many other diverse industries. With regard to Mr. Weinroth, the Corporate Governance and Nominating Committee and the Board of Directors considered his many years of experience in the investment banking field, which are very valuable to the Company as it continues to evaluate its debt profile and capital structure and various financing and refinancing alternatives. With regard to Mr. Hovnanian, our Chief Executive Officer and Chairman of the Board, the Corporate Governance and Nominating Committee and the Board of Directors considered his more than thirty years of experience with the Company. With regard to Mr. Sorsby, our Chief Financial Officer, the Corporate Governance and Nominating Committee and the Board of Directors considered his more than twenty years of experience with the Company.

Board of Directors — Nominees' Biographies



Mr. Hovnanian has been Chief Executive Officer since July 1997 after being appointed President in 1988 and Executive Vice President in 1983. Mr. Hovnanian joined the Company in 1979 and has been a Director of the Company since 1981 and was Vice Chairman from 1998 through November 2009. In November 2009, he was elected Chairman of the Board following the death of Kevork S. Hovnanian, the chairman and founder of the Company and the father of Mr. Hovnanian.



Mr. Coutts retired from the position of Executive Vice President of Lockheed Martin Corporation (NYSE), which he held from 2000 to 2008. Mr. Coutts was President and COO of the former Electronics Sector of Lockheed Martin. He was elected an officer by the Board of Directors of Lockheed Martin in December 1996. Mr. Coutts held management positions with General Electric Corporation (NYSE) from 1972 to 1993, and was with GE Aerospace when it became part of Lockheed Martin in 1993. Mr. Coutts is the retired Chairman of Sandia Corporation, a subsidiary of Lockheed Martin Corp., is on the Board of Directors of Stanley Black and Decker (NYSE), as well as the Pall Corporation (NYSE), and is also a member of the Board of Overseers, College of Engineering, Tufts University. He is a Member of the Chapter of the National Cathedral. He was elected as a Director of Hovnanian Enterprises, Inc. in March 2006 and is a member of the Company's Compensation Committee.



Mr. Kangas was the Global Chairman and Chief Executive Officer of Deloitte Touche Tohmatsu from December 1989 to May 2000, when he retired. He also serves on the Boards of Directors of United Technologies Corp. (NYSE), Tenet Healthcare Corporation, Inc. (NYSE), and Intuit, Inc. (NASDAQ). He was on the Board of Directors of Electronic Data Systems, Inc. (NYSE) from 2004 to 2008 and AllScripts, Inc. (NASDAQ) (and, prior to its merger with AllScripts, Inc., Eclipsys Corporation (NASDAQ)) from 2004 to 2012. Mr. Kangas is the past Chairman of the Board of the National Multiple Sclerosis Society. Mr. Kangas was elected as a Director of Hovnanian Enterprises, Inc. in September 2002, is Chairman of the Company's Audit Committee and a member of the Company's Compensation Committee and Corporate Governance and Nominating Committee.



Mr. Marengi, from July 2007 to March 2012, served as a Venture Partner for Austin Ventures. Prior to that date, Mr. Marengi served as senior vice president for the Commercial Business Group of Dell Inc. (NASDAQ). In this role, Mr. Marengi was responsible for the Dell units serving medium business, large corporate, government, education and healthcare customers in the United States. Mr. Marengi joined Dell in July 1997 from Novell Inc. (NASDAQ), where he was president and chief operating officer. He joined Novell in 1989 and moved through successive promotions to become executive vice president of worldwide sales and field operations. He is also an outside Director for Quantum Corporation (NYSE) and sits on the Board of Entorian Technologies, Inc. (formerly, the OTC Markets). Mr. Marengi was elected to the Board of Directors of Hovnanian Enterprises, Inc. in March 2006 and is member of the Company's Corporate Governance and Nominating Committee.



Mr. Pagano was a partner at Simpson Thacher & Bartlett LLP until his retirement at the end of 2012. He was the head of the firm's capital markets practice from 1999 to 2012, and, before that, administrative partner of the firm from 1996 to 1999. He was a member of the firm's executive committee during nearly all of that period. He also serves on the Board of Directors of Cheniere Energy Partners GP, LLC, the general partner of Cheniere Energy Partners (NYSE MKT). Mr. Pagano serves on the Engineering Advisory Council of Lehigh University.



Mr. Sorsby has been Chief Financial Officer of Hovnanian Enterprises, Inc. since 1996, and Executive Vice President since November 2000. Mr. Sorsby was also Senior Vice President from March 1991 to November 2000 and was elected as a Director of the Company in 1997. He is Chairman of the Board of Visitors for Urology at The Children's Hospital of Philadelphia ("CHOP") and also serves on the Institutional Advancement Committee at CHOP.



Mr. Weinroth was from 2003 to mid-2008 a Managing Member of Hudson Capital Advisors, LLC and since then he has been an advisor to Coral Reef Capital Partners, a successor firm to some of the Hudson Capital employees.

He is Chairman of the Board (Emeritus) of Core Laboratories, N.V. (NYSE), a global oil field service company where he had previously been Chairman from 1994 through 2001. From 1989 to 2003, he served as Co-Chairman and head of the Investment Committee of First Britannia Mezzanine, N.V., a European private investment firm. He is presently Chairman of the Central Asia Education Foundation, a successor to the Central Asian-American Enterprise Fund, to which he was appointed by the President of the United States. Mr. Weinroth has been Chairman of four NYSE-listed companies and Chief Executive of three of them.

He is also a Trustee and the immediate past Chairman of The Joyce Theatre Foundation, Inc., and a Trustee of the Paul Taylor Dance Foundation as well as a Board member of the Flea Theater. Mr. Weinroth has been a Director of Hovnanian Enterprises, Inc. since 1982, is Chairman of the Company's Compensation Committee and Corporate Governance and Nominating Committee, and is a member of its Audit Committee.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

During the year ended October 31, 2012, the Board of Directors held four regularly scheduled meetings and one telephonic meeting. In addition, Directors considered Company matters and had communications with the Chairman of the Board of Directors and others outside of formal meetings. During the fiscal year ended October 31, 2012, each Director attended 100% of the meetings of the Board of Directors and at least 95% of the meetings of its Committees on which such Director served. Directors are expected to attend the Annual Meeting of Shareholders, but the Company does not have a formal policy with respect to attendance. All of the members of the Board of Directors attended the Annual Meeting of Shareholders held on March 27, 2012.

Audit Committee

For fiscal 2012, the members of the Audit Committee of the Board of Directors were Messrs. Kangas, Robbins and Weinroth. The Board of Directors has determined that all of the members of the Audit Committee meet the standards for independence in our Certificate of Incorporation, which is available on our website at www.khov.com under "SEC Filings/Quarterly Filings/09-08-08 Filing Date," and the independence requirements mandated by the NYSE listing standards.

The Audit Committee is currently chaired by Mr. Kangas and is responsible for reviewing and approving the scope of the annual audit undertaken by the Company's independent registered public accounting firm and meeting with them to review the results of their work as well as their recommendations. The Audit Committee selects the Company's independent registered public accounting firm and also approves and reviews their fees. The duties and responsibilities of the Audit Committee are set forth in its charter, which may be found at www.khov.com under "Investor Relations/Corporate Governance." During the fiscal year ended October 31, 2012, the Audit Committee met on three occasions and held eight telephonic meetings. The Audit Committee also authorizes staffing and compensation of the Internal Audit Department. The Vice President of Internal Audit for the Company reports directly to the Audit Committee on, among other things, the Company's compliance with certain Company procedures which are designed to enhance management's understanding of operating issues and the results of the Audit Department's annual audits of the various aspects of the Company's business. In fiscal 2012, the Audit Department issued eight traditional audit reports and performed 16 reviews pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. For additional information related to the Audit Committee, see "The Audit Committee" below.

Compensation Committee

The members of the Compensation Committee of the Board of Directors during fiscal 2012 were Messrs. Weinroth, Kangas and Coutts. The Board of Directors has determined that all of the members of the Compensation Committee meet the standards for independence in our Certificate of Incorporation and the independence requirements mandated by the NYSE listing standards. The duties and responsibilities of the Compensation Committee are set forth in its charter, which may be found on our website at www.khov.com under "Investor Relations/Corporate Governance."

The Compensation Committee is currently chaired by Mr. Weinroth and is responsible for reviewing salaries, bonuses and other forms of executive compensation for the Company's senior executives, key management employees and non-employee Directors, and is active in other compensation and personnel areas as the Board of Directors from time to time may request. In addition, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 of the Exchange Act, and as "outside directors" for purposes of Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended. For a discussion of the criteria used and factors considered by the Compensation Committee in reviewing and determining executive compensation, see "The Compensation Committee" and "Compensation Discussion and Analysis" below. During the fiscal year ended October 31, 2012, the Compensation Committee met on four occasions and held no telephonic meetings.

Corporate Governance and Nominating Committee

The Company has established a Corporate Governance and Nominating Committee, although the Company is not required to have such committee because it is a controlled company under the rules of the NYSE. The members of the Corporate Governance and Nominating Committee of the Board of Directors during fiscal 2012 were Messrs. Weinroth, Kangas and Marengi. The Board of Directors has determined that all of the members of the Corporate Governance and Nominating Committee meet the standards for independence in our Certificate of Incorporation and the independence requirements mandated by the NYSE listing standards.

The Corporate Governance and Nominating Committee is currently chaired by Mr. Weinroth. The Corporate Governance and Nominating Committee is responsible for corporate governance matters, and reviewing and recommending nominees for the Board of Directors, succession planning and other Board-related policies. The Corporate Governance and Nominating Committee also oversees the annual performance evaluation of the Board of Directors and its Committees, the Board's periodic review of the Company's Corporate Governance Guidelines ("Guidelines") and compliance with the Company's Related Person Transaction Policy. During the fiscal year ended October 31, 2012, the Corporate Governance and Nominating Committee met on three occasions and held no telephonic meetings.

The Guidelines require that each Director prepares annually an assessment of each Board committee on which such Director serves as well as of the full Board of Directors as to the effectiveness of each committee and the full Board of Directors and any recommendations for improvement. The duties and responsibilities of the Corporate Governance and Nominating Committee are set forth in its charter, which may be found at www.khov.com under "Investor Relations/Corporate Governance," and the Guidelines may be found at the same website address under "Investor Relations/Corporate Governance."

In conducting its nomination function, among other factors, the Corporate Governance and Nominating Committee generally considers the size of the Board of Directors best suited to fulfill its responsibilities, the Board of Directors' overall membership composition to ensure the Board of Directors has the requisite expertise and consists of persons with sufficiently diverse backgrounds, the independence of outside directors and other possible conflicts of interest of existing and potential members of the Board of Directors as more fully described under "Election of Directors – Board of Directors – Composition" above.

The Company does not have a specific policy regarding shareholder nominations of potential directors to the Board of Directors, other than through the process described under "Shareholder Proposals for the 2014 Annual Meeting" below. The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders. Possible nominees to the Board of Directors may be suggested by any Director and given to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee may seek potential nominees and engage search consultants to assist it in identifying potential nominees. The Corporate Governance and Nominating Committee adopted an amendment to its charter in November 2009 affirming its belief that diversity is an important factor to consider in evaluating potential nominees. The Corporate Governance and Nominating Committee recommends to the Board of Directors a slate of nominees for the Board of Directors for inclusion in the matters to be voted upon at the Annual Meeting. The Company's Restated By-laws provide that Directors need not be shareholders. Vacancies on the Board of Directors, other than those resulting from removal by shareholders, may be filled by action of the Board of Directors.

As of the 120th calendar day prior to March 27, 2013, the Board of Directors had not received any recommendation for the nomination of a candidate to the Board of Directors by any shareholder or group of shareholders that at such time held more than 5% of the Company's voting stock for at least one year.

VOTE REQUIRED

The election of the nominees to the Company's Board of Directors for the ensuing year, to serve until the next Annual Meeting of Shareholders of the Company, and until their respective successors may be elected and qualified, requires that each director be elected by a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, represented in person or by proxy at the 2013 Annual Meeting. In determining whether each director has received the requisite number of affirmative votes, abstentions and broker non-votes will have no impact on such matter because such shares are not votes cast.

Mr. Hovnanian and others with voting power over the shares held by the Estate of Kevork S. Hovnanian, the Limited Partnership and certain family trusts have informed the Company that they intend to vote in favor of the nominees named in this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR the election of the nominees named in this proposal to the Company's Board of Directors.

(2) RATIFICATION OF THE SELECTION OF AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The selection of an independent registered public accounting firm to examine financial statements of the Company to be made available or transmitted to shareholders and to be filed with the SEC for the fiscal year ending October 31, 2013 is submitted to this Annual Meeting of Shareholders for ratification. Deloitte & Touche LLP has been selected by the Audit Committee of the Company to examine such financial statements. In the event that the shareholders fail to ratify the appointment, the Audit Committee will consider the view of the shareholders in determining its selection of the Company's independent registered public accounting firm for the subsequent fiscal year. Even if the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of a new independent registered public accounting firm at any time if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

The Company has been advised that representatives of Deloitte & Touche LLP will attend the Annual Meeting of Shareholders to respond to appropriate questions and will be afforded the opportunity to make a statement if the representatives so desire.

VOTE REQUIRED

Ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm to examine financial statements of the Company for the year ending October 31, 2013 requires the majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, present in person or by proxy at the 2013 Annual Meeting. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will have no impact on such matter because such shares are not considered votes cast.

Mr. Hovnanian and others with voting power over the shares held by the Estate of Kevork S. Hovnanian, the Limited Partnership and certain family trusts have informed the Company that they intend to vote in favor of this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm.

(3) APPROVAL OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF CLASS A COMMON STOCK

On December 14, 2012, subject to shareholder approval, the Board authorized an amendment to our Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock (the "Class A Common Stock") from 200,000,000 shares to 400,000,000 shares (the "Class A Amendment"). Pursuant to Proposal 4, we are separately proposing an increase to our authorized Class B Common Stock, but we are not proposing an increase to the number of authorized shares of Preferred Stock.

If approved by shareholders, the Class A Amendment would be reflected in an Amended and Restated Certificate of Incorporation of Hovnanian Enterprises, Inc., and the first paragraph of paragraph Fourth of our Certificate of Incorporation would be amended to provide as follows:

"FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 430,100,000[1] shares, of which 400,000,000 shares shall be Class A Common Stock having a par value of one cent ($0.01) per share, 30,000,000[2] shares shall be Class B Common Stock having a par value of one cent ($0.01) per share and 100,000 shares shall be Preferred Stock having a par value of one cent ($0.01) per share."

---

1 The Company will have the authority to issue a total of 460,100,000 shares of all classes of stock if Proposal 4 is also approved.

2 The Company will have the authority to issue a total of 60,000,000 shares of Class B Common Stock if Proposal 4 is approved.

If the shareholders approve the proposed amendment, it will become effective upon filing of an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which the Company anticipates doing as soon as practicable following shareholder approval.

The newly authorized shares of Class A Common Stock will have all the rights and privileges of the shares of Class A Common Stock presently authorized. Therefore, approval of this proposal and any subsequent issuance of additional shares of Class A Common Stock would not affect your current rights as a shareholder, except for any dilutive effects of a potential increase in the number of outstanding shares of Class A Common Stock to, among other things, earnings per share, book value per share and the voting power of current holders of our Class A Common Stock.

Reasons for the Proposal

Our Board believes that the number of shares of Class A Common Stock that is available for issuance is not sufficient. We are currently authorized to issue 200,000,000 shares of Class A Common Stock. As of January 22, 2013, 124,169,406 shares of Class A Common Stock were issued and outstanding and 66,552,739 shares of Class A Common Stock were reserved (1) for conversions of our Class B Common Stock into shares of Class A Common Stock, (2) for the issuance upon exercise of outstanding stock options and stock awards, (3) for stock options and stock awards that may be granted in the future under our stock option or other incentive programs and (4) for stock that may be issued upon settlement or exchange of our outstanding equity-linked securities. As a result, there are currently only 9,277,855 shares of Class A Common Stock available, including shares held in Treasury, for other purposes.

The Board believes that it is advisable and in the Company's and its shareholders' best interests to have a greater number of authorized shares of Class A Common Stock in order to maintain the Company's flexibility to use its capital stock for business and financing purposes in the future. The additional shares will be available for issuance from time to time at the discretion of the Board, normally without further shareholder action (except as may be required for a particular transaction by applicable law, requirements of regulatory agencies or by NYSE rules), for any proper corporate purpose including, among other things, capital-raising and deleveraging transactions, investment opportunities, to issue under stock option or other incentive programs, to attract and retain talented personnel and for other value-creating opportunities and strategic transactions. The Board believes that the proposed increase in the Company's authorized Class A Common Stock will provide a sufficient number of shares available to maintain the flexibility necessary to pursue the foregoing and other opportunities in the foreseeable future.

The Board believes that prudent corporate governance includes the Company having a sufficient number of authorized but unissued shares of Class A Common Stock available for various purposes, and the Board regularly evaluates the Company's needs and opportunities to utilize shares of the Company's Class A Common Stock. In recent years, the Company has been focused on evaluating its debt profile, capital structure and various financing and refinancing alternatives and has successfully completed several deleveraging transactions, including with issuances of Class A Common Stock and securities which may be settled or exchanged for Class A Common Stock. These issuances represent the primary use of the Class A Common Stock over the past few years.

The Company has no current plans, and there are currently no agreements or arrangements to issue any of the additional shares of Class A Common Stock that would be authorized by the proposed Class A Amendment. However, if shareholders approve the proposed Class A Amendment, the additional authorized shares would give the Board more flexibility in responding to a variety of corporate opportunities, including those discussed above, which, if they become available, are likely to require prompt action on our part. The Board believes that the increase in the authorized number of shares of Class A Common Stock will enable the Company to take timely advantage of market conditions and the availability of favorable opportunities without the delay and expense associated with convening a special meeting to obtain shareholder approval at that time (unless otherwise required by regulatory agencies or by NYSE rules).

Possible Effects of the Increase in Class A Common Stock

The Company has not proposed the increase in the number of authorized shares of Class A Common Stock with the intent of using the additional shares to prevent or discourage any actual or threatened takeover of the Company. The Company currently has in effect a shareholder approved rights plan that is not designed to protect shareholders against the possibility of a hostile takeover. Instead, it is meant to preserve shareholder value and the value of certain tax assets primarily associated with net loss carryforwards and built-in losses under Section 382 of the Internal Revenue Code of 1986, as amended. The proposed Class A Amendment does not change any of the existing terms of the rights plan.

The increase in the authorized number of shares of Class A Common Stock and the subsequent issuance of such shares could, however, have the effect of delaying or preventing a change of control of the Company without further action by shareholders. Shares of authorized and unissued Class A Common Stock could (within the limits imposed by applicable law) be issued in one or more transactions that could make a change of control of the Company less likely. The additional authorized shares could be used to discourage persons from attempting to gain control of the Company by diluting the voting power of shares then outstanding or by increasing the voting power of persons who would support the Board in a potential takeover scenario. However, this proposal is not made in response to any effort of which we are aware to accumulate our stock or to obtain control of us, nor do we have a present intent to use the additional shares of authorized Class A Common Stock to oppose a hostile takeover attempt or to delay or prevent changes in control of management. In addition, members of the Hovnanian family, including Ara Hovnanian, the Chairman of our Board, President and Chief Executive Officer, have the power to cast a majority of the votes that can be cast by the holders of all our currently outstanding common stock, voting together, through personal holdings, the Limited Partnership, family trusts and shares held by the Estate of Kevork S. Hovnanian.

You will not realize any dilution in your percentage ownership or your voting rights as a result of increasing our authorized Class A Common Stock. In the absence of future issuances of our Class A Common Stock to you, issuances of additional shares of our Class A Common Stock in the future would dilute your percentage ownership and the voting power of the outstanding shares of our Class A Common Stock. In addition, the issuance of additional shares of our Class A Common Stock (or even the potential issuance) may have a depressive effect on the market price of our Class A Common Stock. Shareholders do not have preemptive rights, which means that they do not have the right to purchase shares in any future issuance of Class A Common Stock in order to maintain their proportionate equity interests in the Company.

VOTE REQUIRED

Approval of the proposed amendment to the Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock requires the affirmative vote of the holders, represented in person or by proxy at the 2013 Annual Meeting, of (1) a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, and (2) a majority of the votes cast by the shareholders of Class A Common Stock. In determining whether this proposal has received the requisite number of affirmative votes, abstentions will have no effect on the outcome because they are not considered votes cast. Approval of the Class A Amendment is not conditioned on the approval of the Class B Amendment described in Proposal 4.

If our shareholders approve the proposed Class A Amendment, it will become effective upon filing of an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which we anticipate doing as soon as practicable following shareholder approval. However, if our shareholders approve the proposed Class A Amendment, our Board retains discretion under Delaware law not to implement the proposed amendment. If our Board were to exercise such discretion, the number of authorized shares of Class A Common Stock would remain at current levels.

Mr. Hovnanian and others with voting power over the shares held by the Estate of Kevork S. Hovnanian, the Limited Partnership and certain family trusts have informed the Company that they intend to vote in favor of this proposal.

Our Board of Directors recommends that shareholders vote FOR the approval of the proposed amendment to our Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock.

(4) APPROVAL OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF CLASS B COMMON STOCK

On December 14, 2012, subject to shareholder approval, the Board authorized an amendment to our Certificate of Incorporation to increase the number of authorized shares of Class B Common Stock (the "Class B Common Stock") from 30,000,000 shares to 60,000,000 shares (the "Class B Amendment"). Pursuant to Proposal 3, we are separately proposing an increase to our authorized Class A Common Stock, but we are not proposing an increase to the number of authorized shares of Preferred Stock.

If approved by shareholders, the Class B Amendment would be reflected in an Amended and Restated Certificate of Incorporation of Hovnanian Enterprises, Inc., and the first paragraph of paragraph Fourth of our Certificate of Incorporation would be amended to provide as follows:

"FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 260,100,000[3] shares, of which 200,000,000[4] shares shall be Class A Common Stock having a par value of one cent ($0.01) per share, 60,000,000 shares shall be Class B Common Stock having a par value of one cent ($0.01) per share and 100,000 shares shall be Preferred Stock having a par value of one cent ($0.01) per share."

If the shareholders approve the proposed amendment, it will become effective upon filing of an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which the Company anticipates doing as soon as practicable following shareholder approval.

The newly authorized shares of Class B Common Stock will have all the rights and privileges of the shares of Class B Common Stock presently authorized. Therefore, approval of this proposal and any subsequent issuance of additional Class B Common Stock would not affect your current rights as a shareholder, except for any dilutive effects of a potential increase in the number of outstanding shares of Class B Common Stock to, among other things, earnings per share, book value per share and the voting power of holders of our Class B Common Stock.

Reasons for the Proposal

The Company is a family enterprise that has been in operation since 1959, and the Company has maintained a shareholder approved dual-class capital structure since 1992. The Board established this structure as part of its philosophy to foster continuity and stability in the Company's operations.

The Board continues to believe that it important to the Company's continued and future development to provide for continuity of direction and management and to maintain stability in the Company's relationships with its lenders, suppliers, contractors and others who are important to the conduct of the Company's business. The Board also believes that the Hovnanian family's direction and management of the Company and the stability in the Company's relationships with others fostered by their control have been crucial to the growth and success of the Company over its history and will continue to be so in the future.

In light of the benefits to the Company of the continuity of share ownership and control of the Hovnanian family, the Board believes that it is advisable and in the best interests of the Company and its shareholders to maintain the relative proportion of the Class B Common Stock to the Class A Common Stock. If Proposal 3 is approved, we would be authorized to issue 400,000,000 shares of Class A Common Stock. Therefore, approval of the Class B Amendment would maintain the proportion of authorized Class A Common Stock and Class B Common Stock as it currently stands and enable the Company to pursue the initiatives described in Proposal 3.

---

3 The Company will have the authority to issue a total of 460,100,000 shares of all classes of stock if Proposal 3 is also approved.

4 The Company will have the authority to issue a total of 400,000,000 shares of Class A Common Stock if Proposal 3 is approved.

The Company has historically issued Class B Common Stock to the Hovnanian family in connection with equity awards and with the anticipation that the Class B Common Stock would be held for investment. Under the terms of the Company's Certificate of Incorporation, transfers of Class B Common Stock are restricted to certain permitted transferees (otherwise each share of Class B Common Stock would be converted into Class A Common Stock on a share-for-share basis) and, if the Class B Common Stock is held in nominee name, the beneficial owner of the Class B Common Stock is required to make representations that such holder has held continuously since the date of issuance in order to receive the benefit of the Class B Common Stock voting. Absent such representations, each share of Class B Common Stock would carry the same number of votes as a share of Class A Common Stock.

Possible Effects of the Increase in Class B Common Stock

The Company has not proposed the increase in the number of authorized shares of Class B Common Stock with the intent of using the additional shares to prevent or discourage any actual or threatened takeover of the Company. The Company currently has in effect a shareholder approved rights plan that is not designed to protect shareholders against the possibility of a hostile takeover. Instead, it is meant to preserve shareholder value and the value of certain tax assets primarily associated with net loss carryforwards and built-in losses under Section 382 of the Internal Revenue Code of 1986, as amended. The proposed Class B Amendment does not change any of the existing terms of the rights plan.

The increase in the authorized number of shares of Class B Common Stock and the subsequent issuance of such shares could, however, have the effect of delaying or preventing a change of control of the Company without further action by shareholders. Shares of authorized and unissued Class B Common Stock could (within the limits imposed by applicable law) be issued in one or more transactions that could make a change of control of the Company less likely. The additional authorized shares could be used to discourage persons from attempting to gain control of the Company by diluting the voting power of shares then outstanding or by increasing the voting power of persons who would support the Board in a potential takeover scenario. However, this proposal is not made in response to any effort of which we are aware to accumulate our stock or to obtain control of us, nor do we have a present intent to use the additional shares of authorized Class B Common Stock to oppose a hostile takeover attempt or to delay or prevent changes in control of management. In addition, members of the Hovnanian family, including Ara Hovnanian, the Chairman of our Board, President and Chief Executive Officer, have the power to cast a majority of the votes that can be cast by the holders of all our currently outstanding common stock, voting together, through personal holdings, the Limited Partnership, family trusts and shares held by the Estate of Kevork S. Hovnanian.

You will not realize any dilution in your percentage ownership or your voting rights as a result of increasing our authorized Class B Common Stock. Issuances of additional shares of our Class B Common Stock in the future would dilute your percentage ownership and the voting power of the outstanding shares of our Class A Common Stock. In addition shareholders do not have preemptive rights.

VOTE REQUIRED

Approval of the proposed amendment to the Certificate of Incorporation to increase the number of authorized shares of Class B Common Stock requires the affirmative vote of the holders, represented in person or by proxy at the 2013 Annual Meeting, of (1) a majority of the votes cast by the shareholders of Class A Common Stock and Class B Common Stock, voting together, and (2) a majority of the votes cast by the shareholders of Class B Common Stock. In determining whether this proposal has received the requisite number of affirmative votes, abstentions will have no effect on the outcome because they are not considered votes cast. Approval of the Class B Amendment is not conditioned on the approval of the Class A Amendment described in Proposal 3.

If our shareholders approve the proposed Class B Amendment, it will become effective upon filing of an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, which we anticipate doing as soon as practicable following shareholder approval. However, if our shareholders approve the proposed Class B Amendment, our Board retains discretion under Delaware law not to implement the proposed amendment. If our Board were to exercise such discretion, the number of authorized shares of Class B Common Stock would remain at current levels.

Mr. Hovnanian and others with voting power over the shares held by the Estate of Kevork S. Hovnanian, the Limited Partnership and certain family trusts have informed the Company that they intend to vote in favor of this proposal. Because of their collective voting power, this proposal is assured passage.

Our Board of Directors recommends that shareholders vote FOR the approval of the proposed amendment to our Certificate of Incorporation to increase the number of authorized shares of Class B Common Stock.

(5) ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")) and the related rules of the SEC, we are including in these proxy materials a separate resolution subject to shareholder vote to approve, in a non-binding vote, the compensation of our named executive officers as disclosed on pages 20 to 52.

In light of the voting results with respect to the frequency of shareholder votes on executive compensation at the 2011 Annual Meeting of Shareholders in which a substantial majority of our shareholders (96.3% of the votes cast by shareholders of Class A Common Stock and Class B Common Stock, voting together) voted for "say-on-pay" proposals to occur every three years, the Board of Directors initially decided that the Company would hold, in accordance with the vote of an overwhelming majority, a triennial advisory vote on the compensation of named executive officers, which vote would next take place at the Company's 2014 Annual Meeting of Shareholders. However, we have voluntarily elected to hold our next "say-on-pay" vote at this 2013 Annual Meeting of Shareholders.

In considering their vote, shareholders may wish to review with care the information on the Company's compensation policies and decisions regarding the named executive officers presented in Compensation Discussion and Analysis on pages 20 to 39, as well as the discussion regarding the Compensation Committee on pages 18 and 19.

As we discuss in the Compensation Discussion and Analysis section, the Board of Directors believes that the Company's long-term success depends in large measure on the talents of the Company's employees. The Company's compensation system plays a significant role in the Company's ability to attract, retain and motivate the highest quality associates in a difficult market. The principal underpinnings of the Company's compensation system are an acute focus on performance, shareholder alignment, sensitivity to the relevant market place, and a long-term orientation.

The Compensation Committee ties increases or decreases in overall compensation with the overall financial performance of the Company. During fiscal years when the Company's profitability has been higher, total compensation has been higher. During more recent years when the Company's performance has been lower due in part to the economic downturn and recession particularly in the housing industry, the Compensation Committee's policies and actions have significantly lowered overall compensation. These policies and actions include:

- Significant reductions in annual bonus opportunity, where, on average, the maximum award for all named executive officers is approximately 92% lower than the maximum award during the last ten years and approximately 39% lower than the maximum award during the last four years;

- Focus on improving EBITDA through a bonus component for our Chairman of the Board, President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and our Chief Operating Officer that is only earned if EBITDA improvement performance goals are met;

- Focus on a return to profitability and lowering net debt over a three-year performance period through a long-term incentive award for all named executive officers in fiscal 2010;

- Policy of generally targeting a fixed number of stock options rather than a specific option value as part of the annual compensation program (since the number of stock options generally was not increased as stock prices in the homebuilding industry declined, the value of stock option grants to our named executive officers has declined significantly); and

- Reduction in shareholder dilution through the Compensation Committee's active management of both equity award levels and the number of shares available for new equity awards.

The text of the resolution in respect of this proposal is as follows:

"Resolved, that the compensation paid to the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K in the Proxy Statement relating to the Company's Annual Meeting of Shareholders to be held on March 12, 2013, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved."

The Board recommends that shareholders vote FOR approval of this resolution.

THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Committee") is the principal overseer of the Company's various policies and procedures related to executive compensation. The Committee meets at least four times a year to discuss industry trends with regard to overall compensation issues and consults with outside compensation consultants as needed. The Committee is governed by its Charter which is available on the Company's public website (www.khov.com).

Areas of Responsibility

The Committee, in conjunction with the Board of Directors and with management's input, shapes the Company's executive compensation philosophy and objectives. In particular, the Committee is charged with:

- Reviewing, at least annually, the salaries, bonuses and other forms of compensation, including stock option grants, for the Company's senior executives (which include the Chairman of the Board, President and Chief Executive Officer (the "CEO"), the Executive Vice President and Chief Financial Officer (the "CFO"), the Chief Operating Officer (the "COO") and the other named executive officers ("NEOs") for whom compensation is reported in the tables below);

- Reviewing, at least annually, compensation paid to the Company's non-employee Directors;

- Participating in the review of compensation of other designated key employees of the Company;

- Periodically reviewing the Company's policies and procedures pertaining to the Company's equity award plans and forms of equity grants to all employees and non-employee Directors, employee benefit plans (for example, the 401(k) plan and deferred compensation plans), severance agreements, executive perquisites, and forms of equity grants to all employees and non-employee directors;

- Fostering good corporate governance practices as they relate to executive compensation; and

- Reviewing, at least annually, as part of the Board of Directors' oversight responsibilities, the Company's compensation program and reports from the Company's CFO regarding his assessment of whether there are any compensation risks that are reasonably likely to result in a material adverse effect on the Company (see "Oversight of Risk Management" below). In addition, the Committee regularly considers business and compensation risks as part of its process for establishing performance goals and determining incentive awards for each of the NEOs.

These areas of responsibilities are discussed in more detail below under "Compensation Discussion and Analysis." During the fiscal year ended October 31, 2012, the members of the Committee were all "non-employee directors" for purposes of Rule 16b-3 of the Exchange Act, and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

Compensation Review Process for the Named Executive Officers

The Committee, in conjunction with the Board of Directors and with management's input, is responsible for making decisions related to the overall compensation of the NEOs.

At least annually, the Committee establishes objective financial measures for determining bonus awards to the NEOs. The Committee also considers salary, employee benefits and discretionary bonus awards, if any, for the NEOs.

In determining overall compensation for the NEOs, the Committee may consult with other members of the Board of Directors, including the CEO and the CFO. Each of these individuals often provides the Committee with insight on the individual and overall performance of executives (other than with respect to himself), including the achievement of personal objectives, if any, rather than relying solely on the Company's financial performance measures in determining their compensation. The CEO and CFO are not present for the Committee's evaluation of their individual performance. The Committee also reviews and analyzes the compensation of the named executive officers of the Company's peer group of 11 publicly-traded homebuilding companies (the "Peer Group"), discussed further below. The Committee may engage outside compensation consultants in relation to various compensation issues. The Committee may also instruct a compensation consultant to provide assistance in fostering an overall compensation program that aligns with its compensation philosophy to guide, motivate, retain and reward its executives for the achievement of the Company's financial performance, strategic initiatives and individual goals, including increased long-term shareholder value in the context of a challenging business environment. Notwithstanding any input from compensation consultants, the Committee has the sole discretion to make all final decisions related to NEO compensation.

Outside Compensation Consultant and No Conflicts of Interest

For fiscal 2012, the Committee engaged Pearl Meyer & Partners ("PM&P") as the Committee's outside compensation consultant to provide certain services related to executive and non-employee Director compensation. PM&P does not provide any other services to the Company unless approved by the Committee, and no such services were provided in fiscal 2012. After considering the relevant factors, the Company has determined that no conflicts of interest have been raised in connection with the services PM&P performed for the Company in fiscal 2012. In fiscal 2012, PM&P assisted the Committee with its review of the Company's annual bonus and long-term incentive plans for the NEOs as well as its review of the compensation program for the non-employee directors.

The Committee's primary objective in engaging PM&P has been to obtain advice and feedback related to maintaining programs that provide compensation opportunities for executives within the median range of the competitive homebuilder Peer Group for comparable financial performance and PM&P also provided assistance to the Committee in fostering an overall compensation program as discussed above.

The Committee weighs the advice and feedback from its compensation consultant and the members of the Board of Directors, as well as the views of and information gathered by the members of management it has consulted in conjunction with its review of other information the Committee considers relevant when making decisions or making recommendations to the full Board of Directors regarding executive compensation.

Board Communication

The Company's Board of Directors is updated at least quarterly of any compensation decisions or recommendations made by the Committee and the Committee requests feedback from the Board of Directors regarding specific compensation issues as it deems necessary.

Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis provided below with the Company's management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012.

COMPENSATION COMMITTEE

Stephen D. Weinroth, Chair
Robert B. Coutts
Edward A. Kangas

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended October 31, 2012, the members of the Compensation Committee were Messrs. Weinroth, Kangas, and Coutts. Each of Messrs. Weinroth, Kangas, and Coutts are non-employee Directors, were never officers or employees of the Company or any of its subsidiaries and did not have any relationships requiring disclosure under Item 404 of Regulation S-K during fiscal 2012. None of our executive officers served on the board of directors or compensation committee of any other entity that has or had one or more executive officers who served on our Board of Directors or our Compensation Committee during fiscal 2012.

COMPENSATION DISCUSSION AND ANALYSIS

1. EXECUTIVE SUMMARY

Company Performance in Fiscal 2012

Beginning in the second quarter of fiscal 2012, the Company began to see positive operating trends, which continued into the third and fourth quarters of fiscal 2012. Below are some highlights for fiscal 2012:

- Total revenues for fiscal 2012 were $1.5 billion, up 30.9% from $1.1 billion during all of fiscal 2011;
- During fiscal 2012, the dollar value of net contracts, including unconsolidated joint ventures, increased 43.9% to $1.9 billion compared with $1.3 billion for fiscal 2011, and the number of net contracts increased 30.1% to 5,838 homes compared with 4,488 homes in the previous year;
- During fiscal 2012, deliveries, including those in our unconsolidated joint ventures, were 5,356 homes compared with 4,216 homes during fiscal 2011, representing an increase of 27.0%;
- Contract backlog as of October 31, 2012, including that in our unconsolidated joint ventures, was $742.2 million for 2,145 homes, which was an increase of 34.4% and 29.0%, respectively, compared to October 31, 2011;
- During all of fiscal 2012, homebuilding gross margin percentage, before interest expense included in cost of sales, was 17.8% compared with 15.6% in 2011;
- During all of fiscal 2012, total selling, general and administrative expenses were $190.3 million, or 12.8% of total revenues, compared with $211.4 million, or 18.6% of total revenues, for fiscal 2011;
- The Company refinanced $797 million of secured senior notes during the fourth quarter of fiscal 2012, which reduces annual cash interest payments by approximately $17 million and extends the maturity of the refinanced debt from 2016 until 2020; and
- The fiscal year-end closing price of a share of Class A Common Stock increased 199% compared to 2011.

Best Practices

- **Pay-for-Performance:** The Compensation Committee ("Committee") ties increases or decreases in overall compensation with the overall financial performance of the Company. During fiscal years when the Company's profitability has been higher, total compensation has been higher. During more recent years when the Company's performance has been lower due in part to the economic downturn and recession, which is particularly significant in the housing industry, the overall compensation has been lower. The Committee seeks to motivate management to achieve improved financial performance of the Company through bonus plans that reward higher performance with increased bonus opportunities. In its selection of metrics to measure bonus achievement, the Committee has selected metrics to correspond to the financial needs of the Company during the relevant period. During periods of profitability, the bonus metrics were focused on profitability and return on shareholders' equity measures. During recent periods when there was little or no likelihood of profits, bonus metrics were focused on opportunities that would reduce the Company's debt obligations and improve cash flow and liquidity to enable the Company to weather the difficult economic conditions and return to profitability.

The following graph demonstrates the link between the CEO's annual realized pay and the Company's Total Shareholder Return ("TSR"). Annual realized pay includes salary, annual bonus, perquisites and other compensation plus the realized value of options exercised and shares vesting during the fiscal year.

Hovnanian CEO Pay Alignment with TSR Performance ($000)



Hovnanian CEO Annual Realized Pay
TSR Index
From fiscal 2006 through 2012, Hovnanian CEO Annual Realized Pay declined 85% and TSR declined 86% over the same period.
Hovnanian CEO Annual Realized Pay
$15,000
$12,000
$9,000
$6,000
$3,000
$0
TSR Index
100
80
60
40
20
0

	2006	2007	2008	2009	2010	2011	2012	2006 - 2012 Cumulative
Hovnanian CEO Annual Realized Pay	$14,677	$6,037	$3,420	$2,908	$2,607	$2,212	$2,224	
Annual % Change		*-59%*	*-43%*	*-15%*	*-10%*	*-15%*	*1%*	-85%
TSR Index (1)	100.00	36.86	13.91	12.67	11.54	4.67	13.94	
Annual % Change		*-63%*	*-62%*	*-9%*	*-9%*	*-60%*	*199%*	-86%

(1) The TSR Index measures the change in the Company's stock price relative to fiscal 2006. The index for each fiscal year is determined by comparing the fiscal year-ending stock price to the ending stock price in fiscal 2006 which is set at 100.

- **Emphasis on Long-Term Value Creation and Retention:** The Committee seeks to align the interests of management with the long-term interests of the shareholders by granting a significant portion of the total compensation in the form of stock options that increase in value as the Company's financial performance improves. The Committee also seeks to retain management through the utilization of compensation methods that require executives to be employed through various vesting periods in order to receive the full financial benefits of stock option grants that vest over multiple years, deferred shares as part of an annual bonus, and the Long-Term Incentive Program implemented in fiscal 2010.

- **Maintaining Appropriate Peer Group:** In constructing the Peer Group, the Committee selected those companies that compete directly with the Company in the homebuilding industry, are of comparable size and complexity in operations to the Company and are generally in the markets in which the Company competes. The Committee reviews the composition of the Peer Group on an annual basis and makes adjustments, if needed. The Committee reviews the executive compensation of the Peer Group companies and seeks to award total compensation opportunity for our NEOs near the median of the Peer Group, with variation in actual compensation earned both above and below the median, depending on performance.

- **No Excise Tax Gross-Ups, SERPs or Defined Benefit Plans:** The Company does not maintain employment or other agreements that provide contractual rights to employees upon termination of employment (other than upon death or disability), except for the change in control severance agreements the Company entered into with Messrs. O'Connor and Valiaveedan in January 2012 discussed below and in footnote (5) to the "Potential Payments Upon Termination Or Change-In-Control Table," and the Company does not provide excise tax gross-ups, supplemental executive retirement plans or defined benefit pension plans for any NEOs.

- **Maintenance and Enforcement of Stock Ownership Guidelines:** The Board of Directors has established stock ownership guidelines pursuant to which the CEO, CFO and COO are requested to achieve and maintain recommended minimum levels of stock ownership as set forth below under "Stock Ownership Guidelines."

- **Perquisites:** The Committee has provided NEOs only a few perquisites in addition to typical medical, dental and life insurance benefits. The Company limits the personal use of Company automobiles and its fractional aircraft share, reimbursement for country club dues and personal income tax preparation and accounting services to the CEO. Our perquisites do not include any tax gross-ups.

Compensation Decisions for Fiscal 2012

The Committee's compensation decisions for fiscal 2012 reflected a conservative approach to fixed pay elements (base salary), the achievement of pre-established goals (annual bonuses) and long-term equity awards well below median of the Peer Group in view of the challenging business environment and the Company's stock performance in such environment.

- **Base Salaries:** The CEO and CFO received no base salary increase for fiscal 2012. The remaining three NEOs received a salary increase. In December 2011, the Committee approved fiscal 2012 increases for Messrs. Pellerito, Valiaveedan and O'Connor. The increases for Messrs. Pellerito and Valiaveedan were approved in order to move them closer to the Peer Group median and, in the case of Mr. Valiaveedan, to further align him with the median level for the broad-based compensation survey data (as described further under "Compensation Philosophy and Objectives – Peer Group Considerations"). Mr. O'Connor received an increase as a result of his promotion to Vice President — Chief Accounting Officer and Corporate Controller. See "Details of Compensation Elements – Base Salaries" below for additional information on base salaries.

- **Annual Bonuses:** Consistent with the achievement of specified financial or personal objectives, fiscal 2012 bonuses were paid to all NEOs. Bonuses for the CEO, CFO and COO were the same as for fiscal 2011. Bonuses for the other NEOs increased in proportion to the amount of their annual salary increases, as their bonus calculations are a percentage of base salary. Additional details are described below under "Details of Compensation Elements – Annual Bonuses – Regular Bonuses."

- **Discretionary Bonuses:** Discretionary bonuses were awarded to Mr. O'Connor and Mr. Valiaveedan in fiscal 2013 in respect of their performance in fiscal 2012, as described further under "Details of Compensation Elements – Annual Bonuses – Discretionary Bonuses."

- **Long-Term Awards, including stock options and participation in the Long-Term Incentive Program (described below):** Grants of equity awards made to NEOs in fiscal 2012 and the annualized target value of the Company's Long-Term Incentive Program fell considerably below median Peer Group long-term incentive compensation levels. The Long-Term Incentive Program was implemented in fiscal 2010 as a multi-year award with a three-year performance period (fiscal 2011-2013), with additional vesting conditions in fiscal 2014 and 2015. In fiscal 2012, the Committee determined that stock options granted in June 2012 to the CEO, CFO and COO would have an exercise price 33 1/3% above the closing stock price on the grant date. In determining to grant options with an exercise price at this premium level, the Committee sought to provide a stronger link with increased shareholder value, as these executives have more significant responsibility for the Company's long-term strategy as compared to the other NEOs. The Committee also determined to increase the number of options awarded in recognition of the premium pricing and its determination that the CEO, CFO and COO's long-term incentive values on the grant date (including recent annual option grants and the annualized fiscal 2010 value of the LTIP at target, discussed below) were considerably below the median value of long-term incentive awards granted to the Peer Group chief executive officers, chief financial officers and chief operating officers. Additional details are described below under "Details of Compensation Elements – Stock Grants."

- **Change in Control and Severance Agreements:** In January 2012, the Company entered into change in control severance protection agreements with Messrs. O'Connor and Valiaveedan. The Committee considers the continued services of these key executives whose skills are not specifically tied to the homebuilding industry to be in the best interests of the Company and its shareholders. The agreements are designed to reinforce and encourage their continued attention and dedication to their duties of employment without personal distraction or conflict of interest in circumstances which could arise from the occurrence of a change in control of the Company. These agreements provide benefits following a change in control only if the executive is terminated involuntarily or terminates with Good Reason. Neither of these agreements provide for excise tax gross-ups. The provisions of such agreements are described below under "Potential Payments Upon Termination Or Change-In-Control Table."

- **Impact on CEO Total Direct Compensation:** The following graphs compare fiscal 2012 CEO total direct compensation (the sum of base salary, annual bonus/incentive and long-term incentive awards, excluding all other compensation elements) to the most recently published Peer Group median data available to the Committee when finalizing fiscal 2012 CEO compensation.

Hovnanian CEO Compensation vs. Peer Group Median (1)


2012 Hovnanian CEO
Peer Group CEO Median (1)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
($000s)
Base Salary
Annual Incentive
Long-Term Incentive
Total Direct Compensation

(1) *Reflects the most recently published Peer Group Median data available to the Committee when finalizing fiscal 2012 CEO compensation. Note that the annual incentive and long-term incentive compensation levels for two of the eleven peer group CEOs reflected in the Peer Group Median were substantially lower than their prior year levels because these CEOs were no longer serving in such positions during or just after the end of the year for which the data was gathered. Had these two CEOs been excluded from the Peer Group CEO Median, the Peer Group CEO Median would have been higher and, consequently, the CEO's Total Direct Compensation would have been further below the Peer Group CEO Median Total Direct Compensation.*

Hovnanian CEO Total Direct Compensation vs. Peer Group Median Total Direct Compensation (1)


2012 Hovnanian CEO
Peer Group CEO Median (1)
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
-40.42%

(1) *Reflects the most recently published Peer Group Median data available to the Committee when finalizing fiscal 2012 CEO compensation. Note that the annual incentive and long-term incentive compensation levels for two of the eleven peer group CEOs reflected in the Peer Group Median were substantially lower than their prior year levels because these CEOs were no longer serving in such positions during or just after the end of the year for which the data was gathered. Had these two CEOs been excluded from the Peer Group CEO Median, the Peer Group CEO Median would have been higher and, consequently, the CEO's Total Direct Compensation would have been further below the Peer Group CEO Median Total Direct Compensation.*

2. COMPENSATION PHILOSOPHY AND OBJECTIVES

The Committee, in conjunction with the Board of Directors and with senior management, has been instrumental in shaping the Company's compensation philosophy and objectives because of its responsibilities and oversight of the Company's various policies and procedures concerning executive compensation.

The six primary objectives that the Committee considers in making compensation decisions are discussed below, as are our other philosophies and mechanisms for determining compensation. In making compensation-related decisions, the Committee also considered its role in promoting good corporate governance practices.

Primary Objectives for the Compensation Program

The Company's primary objectives for compensating its executives are as follows:

1. To fairly compensate its executives in a manner that is appropriate with respect to their performance, level of responsibilities, abilities and skills;

2. To offer compensation that guides, motivates, retains and rewards its executives for the achievement of the Company's financial performance, strategic initiatives and individual goals;

3. To align the executive's interests with the interests of the shareholders;

4. To maintain competitive pay opportunities for its executives so that it retains its talent pool and, at the same time, has the ability to attract new and highly-qualified individuals to join the organization as it grows or in the event of succession or replacement of an executive;

5. To safeguard that the reward system is appropriately designed in the context of a challenging business environment; and

6. To ensure that compensation plans do not incentivize a level of risk that is reasonably likely to have a material adverse effect on the Company.

Tailored Compensation

Consistent with these objectives, the Company's compensation philosophy also takes into consideration the very unique roles played by each of the NEOs for whom compensation is reported in the tables below, and the Committee seeks to individually tailor their compensation packages to align their pay mix and pay levels with their contributions to, and positions within, the Company. For example:

- CEO, CFO and COO: The compensation package of the CEO, Mr. Ara K. Hovnanian, the CFO, Mr. J. Larry Sorsby, and the COO, Mr. Thomas J. Pellerito, differ from that of the other NEOs due to their unique roles and elevated set of responsibilities. Because the CEO, CFO and COO make executive decisions that influence the direction, stability and profitability of the Company, their overall compensation is intended to strongly align with objective financial measures of the Company.

- Other NEOs: The Company's Vice President — Chief Accounting Officer and Corporate Controller, Mr. Brad G. O'Connor, and Vice President — Finance and Treasurer, Mr. David G. Valiaveedan, have, as result of their respective positions, less direct influence on the Company's strategic and operational decisions. Therefore, overall compensation levels for these NEOs reflect both objective financial measures of the Company and the attainment of personal objectives (as determined by the Committee, which may consult with the CFO, the CEO and other members of senior management).

Variable Incentive Compensation and Discretionary Awards

The Company's compensation philosophy emphasizes variable incentive compensation elements (bonus and long-term incentives), the value of which reflects the Company's financial and stock performance. For executives who report to the CFO, including Messrs. O'Connor and Valiaveedan, the variable compensation elements also include personal performance objectives. For all executive officers, the Committee retains the flexibility to adjust incentive awards downward or to consider discretionary bonus awards in "special circumstances" as described on page 34 under "Discretionary Bonuses."

Peer Group Considerations

As context for setting the compensation levels for the CEO, CFO and COO in fiscal 2012, the Committee considered the compensation levels and practices of its Peer Group companies. The Company's Peer Group includes the following 11 publicly-traded homebuilding companies: (1) Beazer Homes USA, Inc.; (2) D.R. Horton, Inc.; (3) KB Home; (4) Lennar Corporation; (5) M.D.C. Holdings, Inc.; (6) Meritage Homes Corporation; (7) NVR, Inc.; (8) Pulte Homes, Inc.; (9) Ryland Group, Inc.; (10) The Standard Pacific Corp.; and (11) Toll Brothers, Inc. The companies in the Peer Group are the same as those used in fiscal 2011 and were selected by the Committee, in consultation with PM&P and management, because of their comparable business profile. In particular, the Company's revenue size relative to the companies in the Peer Group and the presence of the Peer Group companies in the Company's markets were considered the most relevant factors for selection of peer companies within the homebuilding industry. The Committee will continue to review the appropriateness of the Peer Group composition. For the other NEOs, the Committee places equal or greater weight on its consideration of internal pay equity, an evaluation of individual performance contributions and other factors described in detail below.

The Committee relies heavily on Peer Group comparisons for the CEO, CFO and COO. Because only four of the 11 Peer Group companies report data for a chief operating officer position, the Committee may also review broad-based compensation survey data for the COO. The Committee periodically reviews the compensation for the other NEOs relative to the Peer Group and broad-based compensation survey data, with consideration of internal pay relationships in years when market benchmarking is not conducted. The Committee does not consider the specific participants in the broad-based compensation survey data to be a material factor in its review. The Committee believes that a review of market survey data periodically (but not necessarily every year) is sufficient for these positions based on their roles and historical compensation levels. The Committee considered broad-based market survey data in connection with its fiscal 2012 compensation determinations.

Consideration of Market Conditions

In determining overall compensation for all the NEOs, the Committee also takes into account leadership abilities and risk management contributions, which are especially critical during difficult market conditions. In addition, in establishing compensation levels, the Committee takes into consideration competitive market pressures, both within and outside of the homebuilding industry.

Since late 2006, the homebuilding industry has been impacted by a lack of consumer confidence, increasing home foreclosure rates, large supplies of resale and new home inventories, and more restrictive lending standards for homebuyers, resulting in weak demand for new homes, slower sales, higher than normal cancellation rates, and increased price discounts and other sales incentives to attract homebuyers. Beginning in the second quarter of fiscal 2012, the Company began to see positive operating trends, which continued into the third and fourth quarters of fiscal 2012. See "Executive Summary" for highlights of the Company's performance in fiscal 2012.

During fiscal 2012, the Committee sought to emphasize improving EBITDA without limiting management's ability to strategically deploy cash, such as for repurchasing debt and making land purchases, in anticipation of the initial stages of recovery in the homebuilding industry. As a result, the Committee approved the same bonus metrics for fiscal 2012 as in fiscal 2011, except that the cash balances component was removed. For fiscal 2012, the CEO and CFO salaries remained the same as in fiscal 2011. The salaries of the COO, Mr. Thomas Pellerito, Vice President — Chief Accounting Officer and Corporate Controller, Mr. Brad G. O'Connor, and Vice President — Finance and Treasurer, Mr. David G. Valiaveedan, were increased by 10%, 8.5% and 5.3%, respectively, over fiscal 2011. The salary increases for Messrs. O'Connor and Valiaveedan resulted in a corresponding increase in the dollar amount of their bonus opportunity for fiscal 2012. The adjustments for Messrs. Pellerito and Valiaveedan were made to provide better alignment with the compensation of comparable positions in the Peer Group and, for Mr. Valiaveedan, to further align him with the median level in the broad-based compensation survey data. Mr. O'Connor's base salary was increased as a result of his promotion to Vice President — Chief Accounting Officer and Corporate Controller.

In setting fiscal 2012 compensation, the Committee determined that stock options granted in June 2012 to the CEO, CFO and COO would have an exercise price 33 1/3% above the closing stock price on the grant date in connection with an increase in the number of options awarded for the reasons discussed above under "Executive Summary – Compensation Decisions for Fiscal 2012."

Say-on-Pay and Say-on-Frequency Votes

In light of the voting results with respect to the frequency of shareholder votes on executive compensation at the 2011 Annual Meeting of Shareholders at which a substantial majority of our shareholders (96.3% of the votes cast by shareholders of Class A Common Stock and Class B Common Stock, voting together) voted for "say-on-pay" proposals to occur every three years, the Board of Directors initially decided that the Company would hold, in accordance with the vote of an overwhelming majority, a triennial advisory vote on the compensation of named executive officers, which would next take place at the Company's 2014 Annual Meeting of Shareholders. However, we have voluntarily elected to hold our next "say-on-pay" vote at this 2013 Annual Meeting of Shareholders. We currently expect the next advisory vote on the frequency of shareholder votes on executive officer compensation to occur at the Company's 2017 Annual Meeting of Shareholders.

The Board of Directors thoughtfully considers the opinions expressed by shareholders through their votes, periodic meetings and other communications, and believes that shareholder engagement leads to enhanced governance practices. During fiscal 2012, the Company conducted proactive investor outreach programs, including attending 10 investor conferences and meeting one-on-one with more than 250 investors. Additionally, the Company periodically engages investors to discuss specific matters of importance to shareholders. For example, in March 2012, the CFO contacted several major institutional shareholders to obtain feedback regarding the Company's compensation philosophy and pay levels for which he received positive feedback.

3. FISCAL 2012 COMPENSATION ELEMENTS AND COMPENSATION MIX

Compensation Elements at a Glance

There are five main compensation elements that support the Company's compensation objectives, each of which is discussed in detail below.

1. Base salaries;
2. Annual bonuses;
3. Stock grants (for example, stock options and restricted stock unit awards);
4. Long-Term Incentive Program ("LTIP") (described below) (payable in both cash and stock); and
5. Other employee benefits, including limited perquisites.

Compensation Mix

Fixed vs. Variable Compensation. A significant portion of executives' "Total Direct Compensation" (which includes base salary, annual bonuses, stock grants and LTIP awards) opportunity consists of variable compensation – that is, the ultimately realized compensation on an annualized basis is dependent on either Company or individual performance. Of the elements of Total Direct Compensation, base salary is fixed compensation, while annual bonuses, stock grants, and LTIP awards are variable compensation. An important part of each NEO's compensation package consists of stock options, the ultimate value of which is tied to the Company's stock performance. These variable elements are intended to align the executives' performance and interests with Company performance and long-term shareholder value.

The intent of the Committee for fiscal 2012 was to maintain variable compensation opportunity as a significant percentage of Total Direct Compensation opportunity for all NEOs and to maintain its approximate level from year to year. In addition, the Committee intends for Total Direct Compensation and the level of variable compensation realized to align with the median level of the Peer Group in years when the Company performs at median levels compared to the Peer Group. From fiscal 2007 through fiscal 2012, the percentage of variable compensation received by the Company's NEOs had declined from historical levels because total bonus amounts ultimately received by NEOs were zero for the CEO for fiscal 2007 and significantly lower than historical amounts for all NEOs from fiscal 2007 through fiscal 2012. Fiscal 2012 bonus amounts, on average, were approximately 92% lower than the highest award for these NEOs during the last ten years. In fiscal 2012, the Committee also awarded stock grants to each of the NEOs, as discussed below, at values that were lower than historical levels even when considering the greater number of options awarded to the CEO, CFO and COO with an exercise price 33 1/3% above the closing stock price on the grant date. The value of the fiscal 2012 stock grants were also well below the Peer Group median long-term incentive values for the CEO, CFO and COO and well below the Peer Group and broad-based compensation survey median for the other NEOs.

Long-Term vs. Short-Term Compensation. An important portion of each NEO's Total Direct Compensation is long-term compensation, which normally includes stock option and/or restricted stock unit awards and deferred share awards granted in lieu of cash for a portion of total bonus amounts. Short-term compensation consists of base salary and the cash portion of annual bonus amounts. Long-term compensation is intended to foster long-term commitment by the executive, employee-shareholder alignment and improved long-term shareholder value. From fiscal 2009 through fiscal 2012 there were no deferred shares awarded to NEOs due to the reduced amount of the overall bonuses for each NEO as compared to more profitable years, and the bonus amounts were paid 100% in cash. In fiscal 2010, the Committee also adopted a special LTIP for the named executive officers and other key senior executives of the Company, as discussed below.

The average long-term compensation amounts (including stock and option grants at their grant date fair value and the LTIP award annualized at target) as a percent of Total Direct Compensation for fiscal years 2008 through 2012 for the CEO and CFO were 48% and 34%, respectively. The average long-term compensation amount (including stock and option grants at their grant date fair value and the LTIP award annualized at target) as a percent of Total Direct Compensation for fiscal years 2010 through 2012 for the COO (who was promoted to his current position in fiscal 2010) was 36%. The average long-term compensation amounts as a percent of Total Direct Compensation for Messrs. O'Connor and Valiaveedan are lower than the CEO, CFO and COO because, while the Committee believes it is important for these executives to be compensated in part based on the long-term performance of the Company, they have less direct influence on the long-term financial success of the Company as compared to the CEO, CFO and COO.

4. DETAILS OF COMPENSATION ELEMENTS

Base Salaries

Base salaries are intended to reward executives for their day-to-day contributions to the Company. The Committee believes that base salaries within the competitive median range are necessary to retain the Company's executive talent pool, and it determined that the fiscal 2012 base salaries of the Company's executive officers were necessary to retain their services.

Base salaries of all the NEOs are reviewed annually by the Committee and are subject to adjustment based on factors that may include individual performance, change in responsibilities, average salary increases or decreases in the industry, compensation for similar positions involving the Company's Peer Group or broad-based compensation survey data if comparable data were unavailable from the Peer Group companies, as well as other factors such as cost of living and internal pay relationships with other executives.

- CEO: For fiscal 2007 through 2012, the CEO did not receive any adjustments in his existing annual base salary. This reflects the Company's budget cuts and downsizing due to industry conditions. Based on discussions with PM&P and peer group market data gathered by management, the Committee determined that the CEO's fiscal 2012 base salary was near the median base salary level of other chief executive officers at Peer Group companies.
- CFO: For fiscal 2011 and 2012, the CFO did not receive any adjustments in his annual base salary. The Committee determined that the CFO's fiscal 2012 base salary was near the median base salary level of other chief financial officers at Peer Group companies.
- COO: For fiscal 2012, the COO received a 10% increase in his annual base salary to move him closer to the Peer Group median. Notwithstanding that increase, the Committee determined that Mr. Pellerito's base salary remains below the median base salary level of other chief operating officers at Peer Group companies.
- Other NEOs: For fiscal 2012, Mr. O'Connor received an 8.5% salary increase as a result of his promotion to Vice President – Chief Accounting Officer and Corporate Controller and Mr. Valiaveedan received a 5.3% salary increase to move him closer to the Peer Group median and to further align him with the median level in the broad-based compensation survey data.

Annual Bonuses

Regular Bonuses

The Company provides each of the NEOs with an opportunity to earn annual bonuses, which are intended to reward executives for the attainment of short-term financial objectives and, in the case of some NEOs, individual performance objectives. Fiscal 2012 bonus awards were made pursuant to the Company's amended and restated Hovnanian Enterprises, Inc. Senior Executive Short-Term Incentive Plan (the "Short-Term Incentive Plan") and the 2012 Hovnanian Enterprises, Inc. Stock Incentive Plan ("2012 Plan"), each of which is a shareholder approved plan, although no stock-based awards were paid as part of the fiscal 2012 bonus awards under either plan.

Bonus opportunities are intended to be competitive with industry-wide practices in order to retain and attract executive talent. For fiscal 2012, as in fiscal years 2009 through 2011, the earned bonuses for the NEOs were paid 100% in cash.

The regular annual bonus opportunities in fiscal 2012 for each of the NEOs are shown in the following table. The performance goals for each NEO are discussed below.

	CEO	CFO	COO	Vice President — Chief Accounting Officer and Corporate Controller	Vice President — Finance and Treasurer
Return on Average Common Equity ("ROACE") (1)	% of Pre-tax Income based on ROACE	$ Bonus based on ROACE	N/A	$ Bonus based on ROACE	$ Bonus based on ROACE
EBITDA Improvement	$ Bonus based on EBITDA Improvement	$ Bonus based on EBITDA Improvement	$ Bonus based on EBITDA Improvement	N/A	N/A
Positive Pre-tax Profit in Both the Third and Fourth Fiscal Quarters (1)	N/A	N/A	$ Bonus based on achievement of Positive Pre-tax Profit in Both the Third and Fourth Fiscal Quarters	N/A	N/A
Tailored Personal Objectives	N/A	N/A	N/A	$ Bonus based on achievement of specific goals	$ Bonus based on achievement of specific goals
Formula	Total award is greater of ROACE or EBITDA improvement factors, with maximum of $949,500	Total award is greater of ROACE or EBITDA improvement factors, with maximum of $350,000	Total award is sum of EBITDA improvement and Positive Pre-tax Profit factors, with a maximum of $350,000	Total award is sum of ROACE and personal objectives factors, with maximum of 30% of base salary	Total award is sum of ROACE and personal objectives factors, with maximum of 25% of base salary

(1) Based on fiscal 2012 results, payments under the ROACE and Positive Pre-tax Profit in Both the Third and Fourth Fiscal Quarters award components were zero.

Historically, annual bonuses for the CEO and the CFO have been linked to a measure of the Company's return on average equity (ROACE, as the current example), a common industry practice. For fiscal 2011, for the CEO and CFO, the bonus formula component related to net debt was changed to a calculation based on earnings before interest, taxes, depreciation and amortization ("EBITDA") improvement and cash balances. During fiscal 2012, the Committee sought to emphasize improving EBITDA without limiting management's ability to strategically deploy cash, such as for repurchasing debt and making land purchases, in anticipation of the initial stages of recovery in the homebuilding industry. As a result, the Committee approved the same bonus metrics for fiscal 2012 as in fiscal 2011, except that the cash balances component was removed. The COO's fiscal 2012 bonus opportunity was based in part on the same EBTIDA improvement goals and was also based on the Company achieving positive pre-tax profit in both the third and fourth quarters of fiscal 2012 in order to provide an additional incentive to achieve pre-tax profitability given his oversight of homebuilding operations. The Committee believes that the goals established for fiscal 2012, which are described below, supported the financial objectives of the Company and were set at levels that were challenging, but attainable. Furthermore, the maximum bonus levels for the CEO and CFO were capped at no more than the actual 2011 bonus amounts earned. The COO's maximum bonus level was capped at $350,000, which included an additional $100,000 bonus opportunity compared to fiscal 2011 related to the pre-tax profit component of his bonus formula.

Specifically, the bonus formulas for the CEO and the CFO for fiscal 2012 provided that bonuses would be equal to the greater of (a) the executive's bonus formula based on the Company's ROACE and (b) the bonus formula based solely on the Company's EBITDA improvement. "ROACE" is defined as "net income" (as described below) divided by "average common equity" (stockholders' equity less preferred stock at the beginning of the fiscal year and at the end of each fiscal quarter during the year divided by five). "EBITDA improvement" is defined as the difference between the EBITDA reflected in the Company's fiscal 2012 financial statements, excluding gains or losses on extinguishment of debt, inventory impairment losses and land option write-offs, and the Company's EBITDA reflected in its fiscal 2011 financial statements. The Committee used this EBITDA improvement measure because it believed it was appropriate to exclude from the bonus formula items outside management's control (e.g., impairments driven by a declining market) and it did not want to discourage management from making capital structure improvements (e.g., debt extinguishments, which could result in gains or losses on the extinguishment of debt). However, if fiscal 2012 EBITDA had not been adjusted, the bonuses earned by the CEO, CFO and COO under the EBITDA improvement component of the annual bonus would still have been the same. While the EBITDA component of the bonus formula for the CEO, CFO and COO in prior years compared adjusted EBITDA to EBITDA in the preceding year, for fiscal 2013, the EBITDA component of the bonus formulas for these NEOs is structured so that it will require improvement in *adjusted* EBITDA in fiscal 2013 over fiscal 2012 *adjusted* EBITDA in order for the CEO, CFO and COO to be eligible for the same or increased bonus levels under this component of the fiscal 2013 bonus formula compared to their earned fiscal 2012 bonuses. Specifically, the Committee determined that the fiscal 2013 EBITDA component of the bonus formulas for the CEO, CFO and COO will be based on achieving targeted levels of the Company's adjusted EBITDA for fiscal 2013, which levels have been set in reference to fiscal 2012 adjusted EBITDA. The fiscal 2013 bonus formulas for the NEOs are described in more detail below under "Actions for Fiscal 2013."

For fiscal 2012, the COO's bonus formula was based in part on EBITDA improvement. Mr. Pellerito also had the opportunity to earn an additional $100,000 if the Company achieved positive Pre-tax Profit in both the third and fourth quarters of fiscal 2012. For this purpose, "Pre-tax Profit" is defined as earnings (loss) before income taxes as reflected on the Company's consolidated financial statements, excluding gains or losses on extinguishment of debt, inventory impairment losses and land option write-offs.

For fiscal 2012, the bonus formulas for Messrs. O'Connor and Valiaveedan remained the same as their fiscal 2011 formulas. Messrs. O'Connor and Valiaveedan have, as result of their respective positions, less direct influence on the Company's strategic and operational decisions compared to the CEO, CFO and COO, and, therefore, their bonus formulas do not include an EBITDA improvement component. Specifically, these NEOs' fiscal 2012 bonus formulas provided, as in fiscal 2011, that bonuses would be based on both (a) a formula based on the Company's ROACE and (b) the attainment of tailored personal objectives.

Fiscal 2012 bonus formulas for each of the NEOs are further tailored as set forth below and are assessed annually. For all of the ROACE bonus formulas discussed below for each of the NEOs, "net income" used in calculating ROACE is after taxes and preferred dividends and, at the Committee's discretion, excludes land charges.

Since fiscal 2007, the NEOs have also been offered the opportunity to earn a one-time retention bonus equal to 3% of such NEO's fiscal year end 2007 base salary if the NEO remains employed with the Company through the end of the first fiscal year in which the Company's ROACE returns to 20%. At the end of fiscal 2012, the Company's ROACE did not meet this threshold, so there were no resulting retention bonuses earned for this year.

The following description provides detail as to the determination of each NEO's annual bonus. Due to the reduced amount of the bonuses as compared to more profitable years, all bonuses were paid in 100% in cash. In addition, for fiscal 2012, each NEO's bonus was subject to a cap, which the Committee has increased for fiscal 2013 bonuses and intends to consider removing or further increasing in future fiscal years as the Company's financial results improve as they did in fiscal 2012. See "Actions for Fiscal 2013."

- CEO: The CEO's bonus formula for fiscal 2012 provided for a bonus award equal to the greater of (a) a fixed percentage of pre-tax income based on the Company's ROACE and (b) a fixed dollar amount based on the Company's EBITDA improvement, with his final bonus not to exceed $949,500, the amount of his annual bonus for fiscal 2011. The methodology underlying the ROACE portion of the formula was historically designed to yield an annual bonus that would result in a Total Direct Compensation opportunity that falls within the median range of the Peer Group for comparable financial performance as well as supporting the financial objectives of the Company. Prior to fiscal 2009, there was no imposed cap on the CEO's bonus. The Committee intends to consider removing or increasing the cap as the Company's financial results improve.

FOR THE CEO, THE BONUS FORMULA WAS THE GREATER OF:

(a) ROACE Calculation Method*

ROACE percentage	% Pre-tax Income
0.0%	0.00%
5.0%	1.00%
10.0%	1.25%
15.0%	1.50%
20.0%	2.00%

* *The bonus is interpolated on a linear basis between the points shown in the table, and may be extrapolated beyond the maximum ROACE percentage shown at a rate of 0.10% of pre-tax income per percentage point increase in ROACE, which is the rate applied between the last two tiers of the above chart, but was capped at $949,500 and was also subject to the maximum bonus payable under the Short-Term Incentive Plan.*

AND

(b) EBITDA Improvement Calculation Method*

EBITDA Improvement (millions)	$ 0.0	$ 37.5	$ 75.0
Bonus (thousands)	$ 0.0	$ 474.8	$ 949.5

* *The bonus is interpolated on a linear basis between the points shown in the table. The bonus was capped at $949,500, and was also subject to the maximum payout under the Short-Term Incentive Plan.*

Based on the bonus formula above, because there was no payment under the ROACE component and EBITDA Improvement was $213.8 million, which significantly exceeded the maximum performance level, Mr. Hovnanian earned a cash bonus equal to the cap of $949,500, which was entirely attributed to the EBITDA Improvement Calculation Method of his bonus formula.

- CFO: The CFO's bonus formula for fiscal 2012 provided for a bonus amount equal to the greater of (a) a fixed dollar amount based on the Company's ROACE and (b) a fixed dollar amount based on the Company's EBITDA improvement, with his final bonus not to exceed $350,000, the amount of the annual bonus for fiscal 2011. The ROACE portion of the formula was historically designed to yield an annual bonus that would result in a Total Direct Compensation opportunity that falls within the median range of the Peer Group for comparable financial performance. Prior to fiscal 2009, there was no imposed cap on the CFO's bonus. The Committee intends to consider removing or increasing the cap as the Company's financial results improve.

FOR THE CFO, THE BONUS FORMULA WAS THE GREATER OF:

(a) ROACE Calculation Method*

ROACE percentage	Bonus (thousands)
0.0%	$ 0.0
4.7%	$ 350.0 (4.7% through 25.0%)
5.0%	
10.0%	
15.0%	
20.0%	
25.0%	

* *The bonus is interpolated on a linear basis between the first two percentage points shown in the table, but was capped at $350,000 and was also subject to the maximum payment under the Short-Term Incentive Plan.*

AND

(b) EBITDA Improvement Calculation Method*

EBITDA Improvement (millions)	$ 0.0	$ 37.5	$ 75.0
Bonus (thousands)	$ 0.0	$ 175.0	$ 350.0

* *The bonus is interpolated on a linear basis between the points shown in the table. The bonus was capped at $350,000, and was also subject to the maximum payout under the Short-Term Incentive Plan.*

Based on the bonus formula and the ROACE and EBITDA Improvement results described above, Mr. Sorsby earned a cash bonus equal to the cap of $350,000, which was entirely attributed to the EBITDA Improvement Calculation Method of his bonus formula.

- COO: The COO's bonus formula for fiscal 2012 provided for a bonus amount equal to a fixed dollar amount based on the Company's EBITDA improvement, with his EBITDA improvement bonus not to exceed $250,000, the amount of the annual bonus for fiscal 2011. Mr. Pellerito also had the opportunity to earn an additional $100,000 bonus if the Company achieved positive Pre-tax Profit (as defined above) in both the third and fourth quarters of fiscal 2012. The Committee intends to consider removing or increasing the COO's total bonus cap of $350,000 as the Company's financial results improve.

FOR THE COO, THE BONUS FORMULA WAS BOTH:

(a) EBITDA Improvement Calculation Method*

EBITDA Improvement (millions)	$ 0.0	$ 37.5	$ 75.0
Bonus (thousands)	$ 0.0	$ 125.0	$ 250.0

* *The bonus is interpolated on a linear basis between the points shown in the table. The EBITDA improvement bonus was capped at $250,000 and was also subject to the maximum payout under the Short-Term Incentive Plan.*

AND

(b) Pre-tax Profit in Third and Fourth Fiscal Quarters*

Pre-tax Profit	Greater than zero in both third and fourth quarters
Bonus (thousands)	$ 100.0

* *The Pre-tax Profit bonus was capped at $100,000 and was also subject to the maximum payout under the Short-Term Incentive Plan.*

Based on the bonus formula and the EBITDA Improvement results described above and the fact that the Company did not achieve positive Pre-tax Profit (as defined above) in both the third and fourth quarters of fiscal 2012, Mr. Pellerito earned a cash bonus equal solely to the EBITDA improvement bonus cap of $250,000.

- Other NEOs: Fiscal 2012 incentive opportunities for Messrs. O'Connor and Valiaveedan were based on a combination of Company performance and individual performance factors that were within each of these executives' control and that would have a positive impact on the Company. Therefore, the bonus program for these NEOs targeted the achievement of both (a) ROACE financial performance objectives for the Company and (b) personal objectives, and, for fiscal 2012, the total bonuses payable under both components were capped at 50% of the maximum percentages of base salary they could otherwise achieve under the personal objectives portion of their respective bonus formulas (the caps were 30% and 25% of base salary, respectively). The Committee intends to consider removing or increasing the caps as the Company's financial results improve.

FOR OTHER NEOs, THE BONUS FORMULA WAS BOTH:

(a) Calculation Method – for Achievement of Financial Performance Measure*

ROACE Percentage	Brad O'Connor	David Valiaveedan
0.0%	$0	$0
5.0%	10% of base salary	15% of base salary
10.0%	20% of base salary	30% of base salary
15.0%	40% of base salary	40% of base salary
20.0%	60% of base salary	50% of base salary

* *The bonuses are interpolated on a linear basis between the points shown in the table. The total bonuses payable under both components were capped at 50% of the maximum percentages of base salary these NEOs could otherwise achieve under the personal objectives portion of their respective bonus formulas* (the caps were 30% and 25% of base salary, respectively) *and were subject to the maximum bonus payable under the Short-Term Incentive Plan.*

AND

(b) Calculation Method – for Meeting Personal Objectives Measure*

Goals	Brad O'Connor	David Valiaveedan
Threshold	Up to 20% of base salary	Up to 30% of base salary
Target	Up to 40% of base salary	Up to 40% of base salary
Outstanding	Up to 60% of base salary	Up to 50% of base salary

* *"Threshold," "target," and "outstanding" levels are determined by the CFO and the CEO, who may consult with other members of senior management, and are used for internal evaluation purposes only. As stated above, the total bonuses payable under both components were capped at 50% of the maximum percentages of base salary these NEOs could otherwise achieve under the personal objectives portion of their respective bonus formulas (the caps were 30% and 25% of base salary, respectively) and were subject to the maximum bonus payable under the Short-Term Incentive Plan.*

Mr. O'Connor's fiscal 2012 personal objectives included implementing controls, either systemic or manual, for the segregation of assets among the groups of entities securing the Company's secured bonds; providing support to operating group management related to centralizing accounting functions at the operating group level and exploring the centralization of functions at headquarters (e.g., vendor maintenance); ensuring the timely filing of all SEC-required documents; and overseeing the adoption of the more extensive second year SEC-mandated requirements for XBRL filings. Mr. O'Connor successfully completed these objectives by ensuring timely compliance with SEC requirements for XBRL filings, as well as the efficiency and accuracy of new internal reporting tools. He also led the team of Senior Accounting and Finance Managers to identify and implement accounting process centralization at the operating group and headquarters levels and led a project team that implemented system improvements relating to the segregation of assets for the Company's secured bonds.

Mr. Valiaveedan's fiscal 2012 personal objectives included developing and executing the Company's capital structure strategy, negotiating joint venture and land banking agreements, preparing Company projections and managing existing joint ventures. During fiscal 2012, Mr. Valiaveedan successfully negotiated and closed a land banking arrangement with GSO Capital Partners, LP and the buyout of a joint venture partner. In addition, he played an instrumental role in the development and execution of the Company's capital markets strategy, including several debt refinancing transactions and equity and equity-linked transactions. These significant transactions raised capital, extended debt maturities and reduced the Company's interest expense.

Based on the bonus formulas above and the Committee's determinations regarding each executive's personal objectives, neither of these NEOs earned bonuses related to the ROACE Calculation Method for fiscal 2012, but each earned a cash bonus for meeting his respective fiscal 2012 personal objectives in full (the "outstanding" category). Since, however, the outstanding payouts for meeting personal objectives would exceed the cap described above, the bonuses were reduced by 50% to comply with the cap, resulting in payments of $93,000 and $72,500 for Mr. O'Connor and Mr. Valiaveedan, respectively.

Discretionary Bonuses

The Committee has the authority to make discretionary bonus awards, which it considers under special circumstances, including exceptional contributions not reflected in the regular bonus measures, new hire sign-on bonuses and retention rewards. Discretionary bonuses of $50,000 were granted to each of Messrs. O'Connor and Valiaveedan for their performance during fiscal 2012. These awards recognized their significant contributions involving capital raising/restructuring activities as well as their leadership and assistance in generating positive operating trends in the latter half of fiscal 2012.

Stock Grants

The Committee may make grants of stock options, stock appreciation rights, restricted stock and restricted stock units ("RSUs"), unrestricted shares of stock, or stock-based awards settled in cash pursuant to the 2012 Plan. In fiscal 2012, the Committee awarded stock options to each of the NEOs. Messrs. O'Connor and Valiaveedan were eligible to elect to receive RSUs in lieu of stock options, but neither made such an election. No other stock-based awards were made to NEOs in fiscal 2012.

Stock options are intended to establish a strong commitment to maintain employment with the Company and focus on creating long-term shareholder value. In addition, stock options are selected over other types of stock-based awards because their design inherently rewards executives only if the stock price increases, which provides a balance with cash incentives and the more retention-oriented RSU grants. Because the ultimate value received by stock option and RSU holders is directly tied to increases in the Company's stock price, stock options and RSUs also serve to link the interests of management and shareholders and to motivate executive officers to make decisions that will increase the long-term total return to shareholders. Additionally, grants under the 2012 Plan include vesting and termination provisions that the Committee believes will encourage stock option and RSU holders to remain long-term employees of the Company.

The Committee ultimately approves the size of the grants taking into account the recommendations by the CEO (other than for his own grant) and other criteria as determined by the Committee. The Committee generally targets a specific number of options rather than a specific option value. This philosophy directly aligns option grant values with shareholder value since option values are generally higher when the stock price is increasing and lower when the stock price is decreasing. Consequently, despite the fact that the stock price has remained significantly lower than historical levels, the number of each NEO's option grants has generally remained relatively consistent, with the exception of the option grants for the CEO, CFO and COO in fiscal 2012 which had an exercise price 33 1/3% above the closing stock price on the grant date. The Committee's determination and rationale for the fiscal 2012 grants is described below. The Committee will continue to determine the appropriate mix of options and other award types based on the objectives of the compensation program, the Company's business needs, the potential dilution impact and the pool of shares remaining available for grant under the Company's shareholder-approved incentive plans.

Stock options and RSUs generally vest in four equal annual installments, commencing on the second anniversary date of the grant, providing a five-year period before becoming fully vested.

During the first quarter of fiscal 2012, the Committee conducted its annual review of the Company's and NEO's performance during fiscal 2011. The Committee also periodically considers emerging trends in incentive plan design and "best practices" for aligning executive pay and performance. Following its review, the Committee requested, and the CEO and CFO agreed, to apply specific performance conditions to the stock option and RSU awards previously granted during fiscal 2011 (when the full year performance results were not yet known). The performance conditions require that, as a condition of vesting, the Company's Adjusted EBITDA must exceed "fiscal 2011 actual EBITDA" for two consecutive fiscal years, in the case of options, during the option term and, in the case of RSUs, prior to the tenth anniversary of the grant date. Regardless of when the performance criteria are met, vesting will not occur sooner than 25% per year beginning on the second anniversary of the grant date. For this purpose, "fiscal 2011 actual EBITDA" is the amount from our consolidated financial statements for the year ended October 31, 2011. Adjusted EBITDA will be based on EBITDA from the consolidated financial statements for the applicable fiscal year-end, excluding inventory impairment losses and land option write-offs and gains or losses on extinguishment of debt. These conditions reflect the Company's heightened focus on cash flow and liquidity. At the end of fiscal 2012, the Committee determined that the Company's Adjusted EBITDA exceeded fiscal 2011 actual EBITDA and that the performance criteria of "two consecutive fiscal years" had not yet been met.

Fiscal 2012 Stock Option Awards

In determining the fiscal 2012 equity awards for the NEOs, the Committee considered, without giving specific weight to any one factor, then-available information on Peer Group equity awards for the NEOs, the anticipated changes in equity award values across industries, the Company's available share pool and the potential impact on shareholder dilution, the Company's stock performance, the historical equity awards provided to each NEO, the desire to retain the employment of each NEO, and the desire to continue to link a portion of each NEO's compensation with future Company performance. Except for the CEO, all stock option awards in fiscal 2012 were made in the form of options to purchase shares of Class A Common Stock. Because the Committee took into consideration the potential benefits to the Company previously expressed by the Board of Directors of the continuity of share ownership and control of the Hovnanian family, the CEO's stock option award was made in the form of options to purchase shares of Class B Common Stock.

- CEO, CFO and COO. The CEO, CFO and COO were granted 600,000, 120,000 and 80,000 stock options, respectively. These grants represented a higher award level than fiscal 2011, in recognition that these options have a premium exercise price 33 1/3% above the closing stock price on the grant date. In contrast, the 2011 option grants for these NEOs had an exercise price set at the fair market value as of the grant date. In determining to grant options with an exercise price at this premium level, the Committee sought to provide a stronger link with increased shareholder value, as these executives have more significant responsibility for the Company's long-term strategy as compared to the other NEOs. The Committee also determined to increase the number of options awarded based on its determination that the CEO, CFO and COO's long-term incentive values on the grant date (including recent annual option grants and the annualized fiscal 2010 value of the LTIP at target, discussed below) were considerably below the median value of long-term incentive awards granted to the Peer Group chief executive officers, chief financial officers and chief operating officers. Additional details are described above under "– Stock Grants."

- Other NEOs. In fiscal 2012, Mr. O'Connor was granted 20,000 stock options and Mr. Valiaveedan was granted 15,000 stock options, both with exercise prices set at the fair market value on the date of grant. The number of options granted to Mr. O'Connor was higher than fiscal 2011 due to his promotion, and the number of options granted to Mr. Valiaveedan was the same as fiscal 2011. These awards for fiscal 2012 were considerably below the median levels for the Peer Group and broad-based compensation surveys.

Long-Term Incentive Program

In fiscal 2010, the Company adopted a Long-Term Incentive Program under its stockholder-approved Amended and Restated 2008 Hovnanian Enterprises, Inc. Stock Incentive Plan ("2008 Plan") to aid the Company in retaining key employees and to motivate them to exert their best efforts to promptly return the Company to profitability and lower debt levels by providing rewards at the end of a multi-year period. The LTIP is intended to incentivize achievement of specified pre-tax profit goals and specified improvements in the Company's capital structure through reductions in homebuilding debt.

Each of the NEOs is a participant in the LTIP and their awards, if any, will be determined based on actual performance for the full 36-month performance period, subject to the vesting requirements over an additional 24-month period, as described below. This performance period commenced on November 1, 2010 (the beginning of fiscal 2011) and will end on October 31, 2013 (that is, the performance period covers fiscal 2011, 2012 and 2013). After the performance period, the awards, to the extent earned, remain subject to vesting conditions during fiscal 2014 and 2015. The executive will not receive the full award unless the Company achieves the pre-tax profit and homebuilding debt performance goals and the executive remains employed for the entire five-year period.

Pre-tax profit and homebuilding debt were chosen as the performance metrics for the LTIP because they are critical during this challenging economic cycle. The Committee determined that other goals, such as revenue growth and cost reductions, would be reflected in pre-tax profit calculations, but in a balanced way with an emphasis on achieving profitability. The Committee believed that a focus on revenue growth alone would not adequately emphasize profitability and that a focus on cost-cutting alone could emphasize short-term achievements that may sacrifice future profitability. The Committee also determined that if the current difficult economic conditions continue during all or most of the LTIP's performance period and achievement of pre-tax profit is not attainable, then realization of reduced homebuilding debt would put the Company in a better financial position to weather such an extended downturn and return to profitability when the economic conditions ultimately improve.

Awards, if any, will be based on a specific target multiple of each participant's base salary in effect on the date the participant is granted the award (the "Grant Date," or June 11, 2010 for all NEOs). If shares of stock are elected as a form of payout, the target number of shares is set based on the closing price of the Class A Common Stock on the Grant Date, regardless of whether the share price increases or decreases by the time the award is determined or distributed. In order to manage the potential dilution impact of the LTIP, the Committee required that at least 20% of the payout be in the form of cash. All stock awards under the LTIP were made in the form of rights to receive shares of Class A Common Stock, except for the CEO whose award was made in the form of rights to receive shares of Class B Common Stock because the Committee took into consideration the potential benefits to the Company previously expressed by the Board of Directors of the continuity of share ownership and control of the Hovnanian family. The following describes the target multiple of base salary and form of irrevocable payout election for each NEO:

	Target Multiple of 2010 Base Salary	**Payout Method**
CEO	3.00	20% cash / 80% shares
CFO	2.00	20% cash / 80% shares
COO	2.00	20% cash / 80% shares
Other NEOs	1.00	20% cash / 80% shares

Although the Committee views both the stock and cash portions of the LTIP as multi-year incentive plan awards, they are reported differently for purposes of the Summary Compensation Table. The share payout portions are reflected as "Stock Awards" in fiscal 2010 at their grant date fair value under Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("ASC Topic 718"), which was based on the probable outcome as of the Grant Date. Conversely, the actual amounts earned on the cash payout portions, if any, will be reflected in the Summary Compensation Table as "Non-Equity Incentive Plan Compensation" in fiscal 2013 (which coincides with the end of the performance period) or, if participants achieve a minimum performance payment during an earlier fiscal year, even though such payment remains subject to subsequent vesting restrictions, then such minimum payment would be reflected in that earlier fiscal year. At the end of fiscal 2012, the Company did not reach breakeven or positive Pre-tax Profit (as defined below), so no minimum payment was achieved for this year.

For purposes of the LTIP, "Pre-tax Profit" is defined as earnings (loss) before income tax payments as reflected on our audited financial statements, excluding the impact of any items deemed to be extraordinary items for financial reporting purposes. "Homebuilding Debt" is defined as total (recourse) notes payable excluding accrued interest, as reflected on our consolidated audited balance sheet, less any debt issued after January 2010 that has an equity component such as debt convertible into shares of stock.

The following table illustrates the percent of the target award that can be achieved at each performance level. Awards will be interpolated on a linear basis between performance levels but will not be extrapolated above the maximum performance levels listed below.

		Homebuilding Debt as of 10/31/2013 (in billions)					
		Greater than $1.70	**$1.65**	**$1.60**	**$1.55**	**$1.50**	**$1.40 or less**
FY 2013 Pre-tax Profit (in millions)	$100 or more	100% of target award	125% of target award	150% of target award	175% of target award	200% of target award	250% of target award
	$75	75% of target award	100% of target award	125% of target award	150% of target award	175% of target award	225% of target award
	$50	50% of target award	75% of target award	100% of target award	125% of target award	150% of target award	200% of target award
	$25	25% of target award	50% of target award	75% of target award	100% of target award	125% of target award	175% of target award
	Less than $0	0% of target award	25% of target award	50% of target award	75% of target award	100% of target award	150% of target award

If the Company reached breakeven or positive Pre-tax Profit for either of fiscal 2011 or 2012, a participant was eligible for a minimum payment equal to 50% of the target award, provided that he met the vesting requirements described below. This minimum payment would have been inclusive of and not incremental to any other award granted to the participant under the LTIP and would not have exceeded 50% of target award if the Company achieved breakeven or positive Pre-tax Profit in both fiscal 2011 and 2012. No minimum payout was achieved in either fiscal 2011 or fiscal 2012.

As a condition of earning each portion of the award, and as a retention inducement, following the performance period, a participant must also be employed through the vesting dates outlined below (other than in cases of death, disability or qualified retirement, or in the case of Messrs. O'Connor and Valiaveedan, specified termination following a change in control of the Company). The vesting percentages relate to the earned award value as of October 31, 2013.

1. 50% of the award will become vested on October 31, 2013 and payable in January 2014;
2. 30% of the award will become vested on October 31, 2014 and payable in January 2015; and
3. 20% of the award will become vested on October 31, 2015 and payable in January 2016.

Other Employee Benefits

The Company maintains additional employee benefits that the Committee believes enhance executive safety, efficiency and time that the executive is able to devote to Company affairs.

We do not believe that special perquisites should play a major role in our executive compensation program. However, some NEOs are provided one or more of the following items:

- Auto allowance, including car maintenance and fuel expense;
- Personal use of the Company's automobiles (including driver's compensation) and a fractional share in an aircraft;
- Executive term life insurance;
- Annual Executive Physical Exam Program;
- Golf membership or country club fee reimbursement;
- Personal income tax preparation services; and
- Personal accounting services.

The Committee annually reviews the elements and level of executive perquisites for the NEOs. In particular, in evaluating the appropriateness of these benefits for the CEO, the Committee took into consideration the degree to which the CEO is required to travel to various Company locations and business functions on a daily basis. Based on its review, the Committee requested that the CEO use Company-provided transportation to enhance the efficient use of his time.

The Company's contributions to the NEOs' 401(k) plan and executive deferred compensation plan ("EDCP") accounts were suspended on February 20, 2009 and continued to be suspended throughout fiscal 2012. However, in fiscal 2012, a one-time employer non-elective contribution funded by the use of the forfeitures account was made to all eligible participants' 401(k) plan accounts for the 2011 calendar year, in accordance with terms of the 401(k) plan. Beginning with the January 11, 2013 pay period, the Company will reinstate its 401(k) match at 50% of the level it matched prior to its suspension in February 2009. This will apply to all participants in the 401(k) plan, including the NEOs.

Specific benefits and the incremental costs of such benefits are described in detail in the footnotes to the Summary Compensation Table. The Company does not offer any defined benefit pension plans to its employees.

5. ACTIONS FOR FISCAL 2013

The Committee approved a base salary increase to $600,000 for Mr. Pellerito, effective in December 2012, to move him closer to the Peer Group median. Messrs. O'Connor and Valiaveedan each received a 3% base salary increase, also effective in December 2012, in consideration of their individual performance and in line with the Company's ordinary course merit-based salary and cost of living increase practices. The Committee maintained the base salaries of the CEO and CFO at their fiscal 2012 amounts, which amounts have not changed since December 2005 for the CEO and January 2010 for the CFO.

In prior fiscal years, the EBITDA component of the bonus formula for the CEO, CFO and COO compared adjusted EBITDA to EBITDA in the preceding year. For fiscal 2013, the EBITDA component of the bonus formulas for these NEOs is structured so that it will require improvement in *adjusted* EBITDA in fiscal 2013 over fiscal 2012 *adjusted* EBITDA in order for the CEO, CFO and COO to be eligible for the same or increased bonus levels under this component of the fiscal 2013 bonus formula compared to their earned fiscal 2012 bonuses. Specifically, the Committee determined that the fiscal 2013 EBITDA component of the bonus formulas for the CEO, CFO and COO will be based on achieving targeted levels of the Company's adjusted EBITDA for fiscal 2013, which levels have been set in reference to fiscal 2012 adjusted EBITDA. The Committee also determined that the fiscal 2013 bonus formulas for the CEO, CFO and COO will include a liquidity component in addition to the EBITDA component. In recognition of the Company's improvements in operating trends beginning in the second quarter of fiscal 2012 and to further incent future improvements, the Committee increased the overall maximum bonus opportunity for the CEO, CFO and COO to $1,500,000, $575,000 and $575,000, respectively. The fiscal 2013 bonus formulas for such NEOs will otherwise remain the same except that the COO's bonus formula will not include the Pre-tax Profit in Third and Fourth Fiscal Quarters component of his fiscal 2012 bonus formula.

The Committee determined that the fiscal 2013 bonus formulas for Messrs. O'Connor and Valiaveedan will remain the same as in fiscal 2012 except that, for the reasons discussed above with respect to the CEO, CFO and COO, if the Company's fiscal 2013 Pre-tax Profit is greater than zero, the maximum amounts these NEOs could receive under the personal objectives component of their respective bonus formulas will no longer be reduced by 50%. In addition, the personal objectives for Messrs. O'Connor and Valiaveedan were updated to reflect key goals for fiscal 2013.

6. TAX DEDUCTIBILITY AND ACCOUNTING IMPLICATIONS

As a general matter, the Committee always takes into account the various tax and accounting implications of compensation. When determining amounts of equity grants to executives and employees, the Committee also examines the accounting cost associated with the grants.

The Company's annual bonus and stock option programs are intended to allow the Company to make awards to executive officers that are deductible under Section 162(m) of the Internal Revenue Code, which provision otherwise sets limits on the tax deductibility of compensation paid to a company's most highly compensated executive officers (with the exception of the Company's CFO). The Committee will continue to seek ways to limit the impact of Section 162(m) of the Internal Revenue Code. However, the Committee believes that the tax deduction limitation should not compromise the Company's ability to establish and implement incentive programs that support the compensation objectives discussed above. Accordingly, achieving these objectives and maintaining required flexibility in this regard may result in compensation that is not deductible for federal income tax purposes. The bonus formulas approved by the Committee for fiscal 2012 were, however, intended to be established in accordance with the requirements for deductibility as performance-based compensation under Section 162(m) of the Internal Revenue Code.

7. TIMING AND PRICING OF STOCK OPTIONS

For fiscal 2012, stock options were granted on the second Friday in June for all eligible employees, consistent with our practice of granting equity awards annually on the second Friday in June. The Company's practice of setting "fixed" equity award grant dates is designed to avoid the possibility that the Company could grant stock awards prior to the release of material, non-public information that is likely to result in an increase in its stock price, or delay the grant of stock awards until after the release of material, non-public information that is likely to result in a decrease in the Company's stock price. Other than with respect to the CEO's, CFO's, and COO's stock option grants in fiscal 2012, exercise prices of stock options were set at the closing price per share of the Company's Class A Common Stock on the NYSE on the date the options were granted. The options granted to the CEO, CFO and COO in fiscal 2012 were granted with an exercise price 33 1/3% above the closing stock price on the grant date. See "Stock Grants – Fiscal 2012 Stock Option Awards" above.

8. STOCK OWNERSHIP GUIDELINES

The Board of Directors has adopted stock ownership guidelines, recommended by the Committee, which set forth recommended minimum amounts of stock ownership, directly or beneficially, for the CEO, CFO, COO and non-employee Directors because they have the most long-term strategic impact for shareholders. The Committee reviews adherence to the Company's stock ownership guidelines on an annual basis, which guidelines are incorporated into the Company's Corporate Governance Guidelines. The Company believes these guidelines further enhance the Company's commitment to aligning the interests of our non-employee Directors and senior management with those of its shareholders.

In its annual review in 2008, the Committee determined that, once the stock ownership guidelines were met, they would be deemed satisfied for subsequent annual review periods, regardless of decreases in the Company's stock price on the New York Stock Exchange, so long as the executive or non-employee Director does not sell any portion of the share amounts which were originally included in determining that the recommended thresholds were met. The Committee reviewed this determination in fiscal 2012 and maintained this policy.

Senior Executive Officers

All senior executive officers meet the Company's stock ownership guidelines. The guidelines provide that the following senior executive officers of the Company are requested to achieve and maintain minimum stock ownership amounts as follows:

Chairman, President and CEO – 6x current base salary
CFO – 2x current base salary
COO – 2x current base salary

See "Non-Employee Director Compensation" for information on the stock ownership guidelines for non-employee Directors.

EXECUTIVE COMPENSATION

(1) SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for the fiscal years ended October 31, 2012, October 31, 2011, and October 31, 2010 of the chief executive officer, the chief financial officer, and the next three most highly compensated executive officers serving as executive officers as of October 31, 2012. These five individuals compose our named executive officers or "NEOs."

Summary Compensation Table

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (6)	Total (7)
Ara K. Hovnanian, (8)	2012	$1,092,606	—	$ —	$1,032,000	$ 949,500	—	$ 181,582	$3,255,688
President, Chief	2011	$1,092,606	—	$ 24,125	$ 529,875	$ 949,500	—	$ 170,049	$2,766,155
Executive Officer	2010	$1,092,606	—	$2,622,255	$1,413,750	$ 949,500	—	$ 188,189	$6,266,300
and Chairman of the Board									
J. Larry Sorsby,	2012	$ 600,000	—	$ —	$ 206,400	$ 350,000	—	$ 50,433	$1,206,833
Executive	2011	$ 600,000	—	$ 4,825	$ 105,975	$ 350,000	—	$ 48,259	$1,109,059
Vice President and	2010	$ 572,308	—	$ 960,001	$ 282,750	$ 350,000	—	$ 52,229	$2,217,288
Chief Financial Officer									
Thomas J. Pellerito,	2012	$ 538,462	—	$ —	$ 137,600	$ 250,000	—	$ 46,406	$ 972,468
Chief Operating	2011	$ 500,000	—	$ 3,217	$ 70,650	$ 250,000	—	$ 42,913	$ 866,780
Officer	2010	$ 468,870	$ 28,750	$ 799,999	$ 188,500	$ 203,548	—	$ 38,276	$1,727,943
Brad G. O'Connor,	2012	$ 308,029	$ 50,000	$ —	$ 35,600	$ 93,000	—	$ 28,303	$ 514,932
Vice President —	2011	$ 284,523	—	$ 965	$ 21,195	$ 85,680	—	$ 27,401	$ 419,764
Chief Accounting Officer and Corporate Controller									
David G. Valiaveedan,	2012	$ 288,821	$ 50,000	$ —	$ 26,700	$ 72,500	—	$ 28,269	$ 466,290
Vice President —	2011	$ 274,361	$ —	$ 2,413	$ 17,663	$ 68,850	—	$ 27,357	$ 390,644
Finance and Treasurer	2010	$ 270,000	$ —	$ 221,913	$ 42,413	$ 67,500	—	$ 24,696	$ 626,522

(1) ***The "Salary" Column.*** *The effective date of the last base salary increase for Mr. Pellerito was January 19, 2012. This increase occurred after the beginning of fiscal 2012 resulting in a prorated base salary for fiscal 2012. Messrs. O'Connor's and Valiaveedan's salary increases were effective as of the beginning of fiscal 2012, however, amounts reflected in the Summary Compensation Table reflect payment of two weeks' salary at the fiscal 2011 rate, which was paid in fiscal 2012.*

(2) ***The "Bonus" Column.*** *In accordance with SEC rules, the "Bonus" column discloses discretionary cash bonus awards. Mr. Pellerito was awarded a discretionary cash bonus of $28,750 for fiscal 2010 for service performed prior to his becoming an executive officer. Discretionary bonuses of $50,000 were granted to each of Messrs. O'Connor and Valiaveedan, for their performance during fiscal 2012. These awards recognized their significant contributions involving capital raising/restructuring activities as well as their leadership and assistance in generating positive operating trends in the latter half of fiscal 2012. The cash portion of bonuses earned based on the NEOs meeting either financial performance-based measures or personal objectives portions of their regular bonus programs are reflected in the Summary Compensation Table as "Non-Equity Incentive Plan Compensation" and described under footnote (5) below.*

(3) ***The "Stock Awards" Column.*** *This column reflects the aggregate grant date fair value of RSUs granted in fiscal 2011 (and, for Mr. Valiaveedan, in fiscal 2010 and 2011) and the portion of the LTIP awarded in fiscal 2010 that may be paid out in shares, which were, in each case, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in Footnotes 3 and 15 to the Company's*

audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012. The grant date fair value of the share portion of the LTIP awards in fiscal 2010 (which for Mr. Valiaveedan equaled $216,000 of the total value reflected for that year) is based upon the probable outcome of the performance conditions as of the grant date. The maximum value of those LTIP shares at grant date fair value was: $6,555,638, $2,400,002, $2,000,000 and $540,000 for Messrs. Hovnanian, Sorsby, Pellerito and Valiaveedan, respectively. The LTIP award levels above are subject to performance over a three-year period (fiscal 2011-2013) and, if earned, awards are subject to vesting restrictions that extend through the end of fiscal 2015, or a total of five years from grant. There is no assurance that the LTIP awards will be earned at the levels shown above and actual awards could be zero if the performance goals are not achieved.

(4) ***The "Option Awards" Column.*** *Similar to the "Stock Awards" column, this column reflects the aggregate grant date fair values of stock options awarded in the fiscal year indicated, which were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in Footnotes 3 and 15 to the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012. All of the 2012 option awards for Messrs. Hovnanian, Sorsby and Pellerito were premium-priced options with exercise prices set 33 1/3% above the Company's closing stock price on the date of grant.*

(5) ***"Non-Equity Incentive Plan Compensation" Column.*** *This column represents the cash portion of the performance-based bonus awards earned by the NEOs in the fiscal year indicated.*

(6) ***"All Other Compensation" Column.*** *This column discloses all other compensation for the fiscal year indicated, including reportable perquisites and other personal benefits.*

For fiscal 2012, total perquisites and other personal benefits, and those that exceeded the greater of $25,000 or 10% of total perquisites and other personal benefits for each NEO, were as follows:

Fiscal 2012 Perquisites (Supplemental Table)

	Total Perquisites and Description		Fiscal 2012 Perquisites that Exceeded the Greater of $25,000 or 10% of Total Perquisites		
Name	**Total Fiscal 2012 Perquisites**	**Types of Perquisites (a)**	**Personal Use of Company's Fractional Aircraft Share**	**Personal Use of Company's Automobiles (c)**	**Personal Income Tax Preparation (d)**
Ara K. Hovnanian	$ 180,230	(1) (2) (4) (5) (6) (7) (8)	(b)	$ 86,658	$30,843
J. Larry Sorsby	$ 49,081	(3) (4) (5)	N/A	N/A	N/A
Thomas J. Pellerito	$ 45,054	(3) (4) (5)	N/A	N/A	N/A
Brad G. O'Connor	$ 26,954	(3) (4) (5)	N/A	N/A	N/A
David G. Valiaveedan	$ 26,934	(3) (4) (5)	N/A	N/A	N/A

(a) *(1) Personal use of the Company's fractional aircraft share; (2) Personal use of the Company's automobiles; (3) Perquisites related to executives' use of their own vehicles; (4) Subsidized medical premiums; (5) Use of the Company's Annual Executive Physical Exam Program; (6) Golf/country club membership fees; (7) Personal income tax preparation; and (8) Personal accounting services.*

(b) *The incremental costs of Mr. Hovnanian's personal use of the Company's fractional aircraft share were less than the greater of $25,000 or 10% of total perquisites.*

(c) *The incremental costs of personal use of the Company's automobiles are calculated as the allocable share of all costs of the automobiles for the fiscal year (including depreciation and, for the CEO, the Company's driver's salary and benefits) based upon the percentage of total miles driven during the fiscal year represented by personal trips.*

(d) *Reflects reimbursement of actual tax preparation expenses incurred by Mr. Hovnanian.*

In addition to the perquisites and other personal benefits listed above, the NEOs received the following other compensation in fiscal 2012:

Fiscal 2012 All Other Compensation Other Than Perquisites (Supplemental Table)

Name	Term Life Insurance Premiums	Company Contributions to the Executive's Retirement Plan (401(k)) (a)	Company Contributions to the Executive Deferred Compensation Plan ("EDCP")
Ara K. Hovnanian	$427	$925	—
J. Larry Sorsby	$427	$925	—
Thomas J. Pellerito	$427	$925	—
Brad G. O'Connor	$423	$925	—
David G. Valiaveedan	$410	$925	—

(a) *This column represents a one-time Employer Non-Elective Contribution, funded by the use of the forfeitures account, which was made to all eligible participants' 401(k) plan accounts for the 2011 calendar year, in accordance with terms of the 401(k) plan.*

(7) ***"Total" Compensation Column.*** *This column reflects the sum of all the columns (the Salary, Bonus, Stock Awards, Option Awards, Non-Equity Incentive Plan Compensation, Change in Pension Value and Nonqualified Deferred Compensation Earnings, and All Other Compensation columns) of the Summary Compensation Table.*

Fiscal 2012 Total Compensation (Supplemental Table). *The Fiscal 2012 Total Compensation (Supplemental Table) below includes the same amounts as the "Salary," "Bonus," "Non-Equity Incentive Plan Compensation," "Change in Pension Value and Nonqualified Deferred Compensation Earnings," and "All Other Compensation" columns of the Summary Compensation Table for fiscal 2012, but values stock awards and option awards for the fiscal year differently, as explained in footnotes (a) and (b) below.*

The table below is intended to provide additional, supplemental compensation disclosure and not as a replacement for the Summary Compensation Table.

Fiscal 2012 Total Compensation (Supplemental Table)

Name	Fiscal 2012 Salary	Cash Awards of Fiscal 2012 Bonus	Stock Awards (a)	Intrinsic Expense Value of Outstanding Options in Fiscal 2012 (b)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation in Fiscal 2012	Total of All Columns of Supplemental Table
Ara K. Hovnanian	$ 1,092,606	$ 949,500	—	—	—	$ 181,582	$2,223,688
J. Larry Sorsby	$ 600,000	$ 350,000	—	—	—	$ 50,433	$1,000,433
Thomas J. Pellerito	$ 538,462	$ 250,000	$ 1,851	—	—	$ 46,406	$ 836,719
Brad G. O'Connor	$ 308,029	$ 143,000	$ 5,083	—	—	$ 28,303	$ 484,415
David G. Valiaveedan	$ 288,821	$ 122,500	$ 5,180	—	—	$ 28,269	$ 444,770

(a) *"Stock Awards" in this column, for Mr. Pellerito, represent the portion of the RSU award granted to him on June 13, 2008, which vested and was issued in fiscal 2012 at the stock price on the date of issue. For Mr. O'Connor, the amount represents the portion of the RSU award granted to him on May 19, 2006 and the deferred shares awards granted for service performed in fiscal years 2007 and 2008, which vested and were issued in fiscal 2012 at the stock price on the date of issue. For Mr. Valiaveedan, the amount represents the portion of RSU awards granted to him on June 13, 2008, June 12, 2009 and June 11, 2010 and the deferred shares awards granted for service performed in fiscal years 2007 and 2008, which vested and were issued in fiscal 2012 at the stock price on the date of issue.*

(b) *The "Intrinsic Expense Value of Outstanding Options in Fiscal 2012" column is based on the intrinsic expense value or degree to which the stock option was "in-the-money" of stock option awards granted in fiscal 2012 at the grant date, instead of the grant date fair values of option awards granted in fiscal 2012, as discussed under footnote (4) above. The fiscal 2012 option grants for Messrs. Hovnanian, Sorsby and Pellerito were premium-priced options with an exercise price 33 1/3% above the closing stock price on the grant date and were therefore underwater on the grant date.*

(8) *Beginning in fiscal 2010, the Committee approved a $250,000 increase in the maximum annual bonus amount for the CEO, reported under "Non-Equity Incentive Plan Compensation," in recognition of his increased responsibilities in assuming the position of Chairman of the Board.*

(2) GRANTS OF PLAN-BASED AWARDS IN FISCAL 2012

The following table summarizes both:

(1) The potential equity and non-equity incentive plan awards that could have been or could be earned by each of the NEOs at the defined levels of "Threshold," "Target" and "Maximum" based on the performance-based awards granted to the NEOs in fiscal 2012; and

(2) All other plan-based awards, such as stock options and RSUs, granted in fiscal 2012.

Each of the following columns is described in the footnotes below the table.

Grants of Plan-Based Awards in Fiscal 2012

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/Sh) (5)	Grant Date Fair Value of Stock and Option Awards (6)
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Ara K. Hovnanian	(1)	$0	—	$949,500	N/A	N/A	N/A	N/A			
	02/10/2012 (2)				0	337,500	337,500			$1.93	$0
	06/08/2012 (3)								600,000	$2.88	$1,032,000
J. Larry Sorsby	(1)	$0	$350,000	$350,000	N/A	N/A	N/A	N/A			
	02/10/2012 (2)				0	67,500	67,500			$1.93	$0
	06/08/2012 (3)								120,000	$2.88	$206,400
Thomas J. Pellerito	(1)	$0	$225,000	$350,000	N/A	N/A	N/A	N/A			
	06/08/2012 (3)								80,000	$2.88	$137,600
Brad G. O'Connor	(1)	$62,000	$93,000	$93,000	N/A	N/A	N/A	N/A			
	06/08/2012 (3)								20,000	$2.16	$35,600
David G. Valiaveedan	(1)	$72,500	$72,500	$72,500	N/A	N/A	N/A	N/A			
	06/08/2012 (3)								15,000	$2.16	$26,700

(1) ***Regular Bonuses for CEO and CFO.*** *As stated above under "Regular Bonuses" in the Compensation Discussion and Analysis, the fiscal 2012 bonus formulas for Messrs. Hovnanian and Sorsby were based on the greater of the ROACE calculation method and the EBITDA Improvement calculation method, provided that their final bonuses could not exceed $949,500 and $350,000, respectively. These NEOs would not earn any bonus under the ROACE calculation method if the ROACE percentage (as defined above under "Regular Bonuses" in the Compensation Discussion and Analysis) was zero or lower (as was the case in fiscal 2012) and would not earn any bonus under the EBITDA Improvement calculation method if the EBITDA improvement calculation (as discussed above under "Regular Bonuses" in the Compensation Discussion and Analysis) was $0 or lower. Because bonus amounts above those levels, however, would be interpolated, $0 has been disclosed at the "threshold" level for purposes of the above table for these NEOs.*

For purposes of the above table presentation, bonuses earned at the "target" levels for the CEO and the CFO would be equal to the greater of (a) the ROACE calculation method assuming a "target" percentage of 15% in accordance with the respective bonus formula tables and (b) the amount that could be earned under the EBITDA Improvement calculation at the "target" level or the "mid-point" range of the respective bonus formula tables as described above under "Regular Bonuses" in the Compensation Discussion and Analysis, provided that their final bonuses could not exceed $949,500 and $350,000 for the CEO and CFO, respectively. Based on the greater of both components of their respective "target" levels of the bonus formulas, the ROACE portion of the bonus formulas would be greater than the EBITDA Improvement portion for Mr. Sorsby. As a result, the total cash bonus payable to Mr. Sorsby at this level would be capped at $350,000. Mr. Hovnanian's ROACE calculation method would provide for a payment of 1.5% of pre-tax income and, because pre-tax income was not determinable at the time the fiscal 2012 bonus formula was established, no target amount is reflected for Mr. Hovnanian in the above table.

The maximum cash bonuses that could be earned by Messrs. Hovnanian and Sorsby for fiscal 2012 under either the ROACE calculation method or the EBITDA Improvement calculation method in total were $949,500 and $350,000, respectively.

Regular Bonus for COO. *As stated above under "Regular Bonuses" in the Compensation Discussion and Analysis, the fiscal 2012 bonus formula for Mr. Pellerito was based on the EBITDA Improvement calculation method, provided that his bonus could not exceed $250,000. Mr. Pellerito would not earn any bonus under the EBITDA Improvement calculation method if the EBITDA improvement calculation (as discussed above under "Regular Bonuses" in the Compensation Discussion and Analysis) was $0 or lower. Because bonus amounts above that level, however, would be interpolated and because Mr. Pellerito would not earn any bonus under the Pre-tax Profit in Third and Fourth Fiscal Quarters component if the Company did not achieve pre-tax profitability in both the third and the fourth quarters of fiscal 2012, $0 has been disclosed at the "threshold" level for purposes of the above table for this NEO.*

For purposes of the above table presentation, the bonus earned at the "target" level for the COO would be the amount that could be earned under the EBITDA Improvement calculation at the "target" level or the "mid-point" range of the bonus formula as described above under "Regular Bonuses" in the Compensation Discussion and Analysis plus an additional $100,000 if the Company achieved positive pre-tax profit in both the third and fourth fiscal quarters. The total cash bonus payable to Mr. Pellerito at this level would be $225,000.

The maximum cash bonus that could be earned by Mr. Pellerito for fiscal 2012 was $350,000, which consisted of the maximum bonus of $250,000 based on the EBITDA Improvement calculation method plus an additional $100,000 if the Company achieved positive pre-tax profit in both the third and fourth quarters of fiscal 2012.

Regular Bonuses for the Vice President — Chief Accounting Officer and Corporate Controller and the Vice President — Finance and Treasurer. *As stated above under "Regular Bonuses" of the Compensation Discussion and Analysis, the fiscal 2012 bonus formulas for Messrs. O'Connor and Valiaveedan were based on both the ROACE calculation method and the "Meeting Personal Objectives" method, subject to a cap of 50% of the maximum percentages of base salary they could otherwise achieve under the personal objectives portion of their respective bonus formulas (the caps were 30% and 25% of base salary, respectively).*

For purposes of the above table presentation, the "threshold" level is defined as when the ROACE percentage is at or below zero and the "threshold" achievement of the personal objectives established for Messrs. O'Connor and Valiaveedan at the beginning of the fiscal year as described above in the Compensation Discussion and Analysis under "Regular Bonuses" is achieved. Based on the "threshold" level, these NEOs would not have earned a bonus payout for fiscal 2012 based on the ROACE percentage, but, based upon the "threshold" achievement of their personal objectives, Messrs. O'Connor and Valiaveedan would have earned bonus payouts of 20% and 30% of their base salary, respectively. As a result, for fiscal 2012, Messrs. O'Connor and Valiaveedan at "threshold" would have earned total cash bonuses of $62,000 and $72,500, respectively. Since the payout based on Mr. Valiaveedan's "target" level would exceed 50% of the maximum percentage of base salary he could otherwise achieve under the personal objectives portion of his bonus formula, the bonus for Mr. Valiaveedan at this level would be capped at $72,500 which is 25% of his base salary.

For purposes of this table presentation, the "target" level assumes the Company's ROACE percentage is at 15% and the "target" or a "substantial" percentage of the personal objectives established for Messrs. O'Connor and Valiaveedan at the beginning of the fiscal year is achieved. Since the payouts based on their respective "target" levels would exceed 50% of the maximum percentages of base salary they could otherwise achieve under the personal objectives portion of their respective bonus formulas, the bonuses for Messrs. O'Connor and Valiaveedan at this level would be capped at $93,000 and $72,500, respectively (the caps were 30% and 25% of base salary, respectively).

For purposes of this table presentation, the "maximum" level is defined as the maximum award earned under the ROACE calculation method and the maximum award if all or an "outstanding" percentage of the personal objectives established for Messrs. O'Connor and Valiaveedan at the beginning of the fiscal year are achieved. The maximum bonus payable under the ROACE calculation is capped at a 20% ROACE level for Messrs. O'Connor and Valiaveedan. Since the payouts based on the maximum level would exceed 50% of the maximum percentages of base salary they could otherwise achieve under the personal objectives portion of their respective bonus formulas, the bonuses for Messrs. O'Connor and Valiaveedan at this level would be capped at $93,000 and $72,500, respectively (30% and 25% of base salary, respectively).

(2) *Awards reported reflect the options modified on February 10, 2012. On February 10, 2012, the June 10, 2011 option awards of 337,500 and 67,500 for the CEO and CFO, respectively, and the June 10, 2011 RSU awards of 12,500 and 2,500 for the CEO and CFO, respectively, were amended to require that, as a condition of vesting, the Company's Adjusted EBITDA must exceed "fiscal 2011 actual EBITDA" for two consecutive fiscal years, in the case of options, during the option term and, in the case of RSUs, prior to the tenth anniversary of the grant date. Regardless of when the performance criteria are met, vesting will not occur sooner than 25% per year beginning on the second anniversary of the grant date. For this purpose, "fiscal 2011 actual EBITDA" is the amount from our consolidated financial statements for the year ended October 31, 2011. Adjusted EBITDA will be based on EBITDA from the consolidated financial statements for the applicable fiscal year-end, excluding inventory impairment losses and land option write-offs and gains or losses on extinguishment of debt. At the end of fiscal 2012, the Committee determined that the Company's Adjusted EBITDA exceeded fiscal 2011 actual EBITDA. No incremental fair value was recognized under FASB AFC Topic 718 in connection with the modification of these options or RSU awards.*

(3) ***Stock Option Awards.*** *These rows represent the number of stock options awarded each NEO in fiscal 2012. For the CEO, CFO and COO, the options have a premium exercise price set 33 1/3% above the closing stock price on the grant date. Mr. Hovnanian's stock option award was granted in the form of options to purchase shares of Class B Common Stock and the stock option awards for the other NEOs were granted in the form of options to purchase shares of Class A Common Stock.*

(4) ***"All Other Option Awards: Number of Securities Underlying Options" Column.*** *This column discloses the number of stock options (not tied to any financial or personal objectives performance measure) awarded to an NEO in fiscal 2012.*

(5) ***"Exercise or Base Price of Option Awards" Column.*** *With the exception of the June 8, 2012 grants for the CEO, CFO and COO, the option exercise price is the closing price per share of the Company's Class A Common Stock on the NYSE on the day of the option grant. For the CEO, CFO and COO, options granted on June 8, 2012 have a premium exercise price set 33 1/3% above the closing stock price on the grant date.*

(6) ***"Grant Date Fair Value of Stock and Option Awards" Column.*** *The grant date fair value of the stock option grants was computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in Footnotes 3 and 15 to the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012. This value for options was calculated based on the Black-Scholes option pricing model in which the option fair value as of the grant date June 8, 2012 was determined to be $1.72 for the CEO, CFO and COO and $1.78 for the other NEOs.*

(3) OUTSTANDING EQUITY AWARDS AT FISCAL 2012 YEAR-END

The following table shows all unexercised stock options, unvested deferred shares, and unvested restricted stock units held at the end of fiscal 2012 by the NEOs.

Outstanding Equity Awards at Fiscal 2012 Year-End

		OPTION AWARDS					STOCK AWARDS			
Name	**Grant Date (1)**	**Number of Securities Underlying Unexercised Options # Exercisable**	**Number of Securities Underlying Unexercised Options # Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options #**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that have not vested (#)**	**Market Value of Shares or Units of Stock that have not vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares or other Rights that have not vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or other Rights that have not vested ($)**
Ara Hovnanian (4)	06/13/08	281,250	93,750	—	$ 6.46	06/12/18	—	$ —	—	$ —
	06/12/09	375,000(2)	375,000(2)	—	$ 2.55	06/11/19	—	$ —	—	$ —
	06/11/10	93,750	281,250	—	$ 4.73	06/10/20	—	$ —	1,385,970(3)	$5,959,671(3)
	06/10/11	—	—	337,500(5)	$ 1.93	06/09/21	—	$ —	12,500(5)	$ 53,750
	06/08/12	—	600,000	—	$ 2.88	06/07/22	—	$ —	—	$ —
J. Larry Sorsby (4)	06/13/08	56,250	18,750	—	$ 6.46	06/12/18	—	$ —	—	$ —
	06/12/09	75,000(2)	75,000(2)	—	$ 2.55	06/11/19	—	$ —	—	$ —
	06/11/10	18,750	56,250	—	$ 4.73	06/10/20	—	$ —	507,400(3)	$2,181,820(3)
	06/10/11	—	—	67,500(5)	$ 1.93	06/09/21	—	$ —	2,500(5)	$ 10,750
	06/08/12	—	120,000	—	$ 2.88	06/07/22	—	$ —	—	$ —
Thomas J. Pellerito	01/23/03	20,000	—	—	$15.95	01/22/13	—	$ —	—	$ —
	06/13/08	10,000	—	—	$ 6.46	06/12/18	—	$ —	—	$ —
	06/12/09	35,000	—	—	$ 2.55	06/11/19	—	$ —	—	$ —
	06/11/10	50,000	—	—	$ 4.73	06/10/20	—	$ —	422,833(3)	$1,818,182(3)
	06/10/11	45,000	—	—	$ 1.93	06/09/21	—	$ —	—	$ —
	06/08/12	80,000	—	—	$ 2.88	06/07/22	—	$ —	—	$ —
Brad G. O'Connor	06/13/08	11,250	3,750	—	$ 6.46	06/12/18	—	$ —	—	$ —
	10/31/08	—	—	—	$ —	—	—	$ —	2,621	$ 11,270
	06/12/09	12,500	12,500	—	$ 2.55	06/11/19	—	$ —	—	$ —
	06/11/10	3,750	11,250	—	$ 4.73	06/10/20	—	$ —	118,393(3)	$ 509,090(3)
	06/10/11	—	13,500	—	$ 1.93	06/09/21	500	$ 2,150	—	$ —
	06/08/12	—	20,000	—	$ 2.16	06/07/22	—	$ —	—	$ —
David G. Valiaveedan	06/13/08	5,625	1,875	—	$ 6.46	06/12/18	206	$ 886	—	$ —
	10/31/08	—	—	—	$ —	—	—	$ —	1,844	$ 7,929
	06/12/09	6,564	6,561	—	$ 2.55	06/11/19	728	$ 3,130	—	$ —
	06/11/10	2,813	8,437	—	$ 4.73	06/10/20	937	$ 4,029	114,165(3)	$ 490,910(3)
	06/10/11	—	11,250	—	$ 1.93	06/09/21	1,250	$ 5,375	—	$ —
	06/08/12	—	15,000	—	$ 2.16	06/07/22	—	$ —	—	$ —

(1) *The options represented in the table (except as discussed in footnotes (2) and (5) below) vest 25% per year beginning on the second anniversary of the date of grant except for Mr. Pellerito whose January 23, 2003 option grant vested 25% per year beginning on the first anniversary of the date of grant. In each case, upon termination due to death, disability or qualified retirement, the options, to the extent not previously vested and exercised, would become fully vested and exercisable. The RSU awards represented in the table vest 25% per year beginning on the second anniversary of the date of grant. In each case, upon termination due to death, disability or qualified retirement, but only if such retirement occurs on or after the first anniversary of the date of the grant, the RSUs, to the extent not previously vested and distributed, would become fully vested and distributable. Currently, Mr. Pellerito is the only NEO who is retirement eligible and qualifies for accelerated vesting on the basis of retirement. Therefore, all of Mr. Pellerito's outstanding options have been treated as immediately vested, and his RSUs are treated as vested on the first anniversary of the grant date for purposes of this table. In connection with the amendments to their options and RSUs awarded in fiscal 2011 described under footnote (5) below, Messrs. Hovnanian and Sorsby agreed to eliminate accelerated vesting of such RSUs on the basis of qualified retirement. In addition, following fiscal 2011 year-end, the Company entered into change in control severance agreements with Messrs. O'Connor and Valiaveedan pursuant to which their unvested options would become fully vested and exercisable if they are terminated under specified conditions following a change in control of the Company. All stock option and RSU grants were made in the form of Class A Common Stock except for the CEO whose grants were made in the form of Class B Common Stock.*

(2) *Included in these numbers are 375,000 and 75,000 performance-based options for Mr. Hovnanian and Mr. Sorsby, respectively (50% of the options reflected in each column). These performance-based options follow the same time vesting schedule as standard stock options, provided that the Committee determined that (1) the Company's EBITDA for fiscal 2009 was at least $200,000,000 greater than the Company's EBITDA for fiscal 2008 and (2) the Company's EBITDA for fiscal 2010 was at least $300,000,000 greater than the Company's EBITDA for fiscal 2008. For this purpose, "EBITDA" was defined as the Company's consolidated earnings before interest expense, income taxes, depreciation and amortization (but including inventory impairment loss and land option write-offs and gain on extinguishment of debt), determined in a manner consistent with the Company's ordinary course practices for quarterly press release financial reporting purposes. At the end of fiscal 2009, the Committee determined that the first performance hurdle was achieved since the Company's EBITDA for fiscal 2009 was at least $200,000,000 greater than in fiscal 2008. At the end of fiscal 2010, the Committee determined that the second performance hurdle was achieved since the Company's EBITDA for fiscal 2010 was at least $300,000,000 greater than in fiscal 2008.*

(3) *Represents the number and value of shares underlying the LTIP awards granted on June 11, 2010. Because performance through the end of fiscal 2012 was between the target and maximum levels, the number and value of shares underlying the awards are based on maximum performance. There is no assurance that the LTIP awards will be earned at the levels shown above, and actual awards could be zero if the performance goals are not achieved.*

(4) *In October 2011, in the interest of reducing the Company's overall shareholder dilution, Messrs. Hovnanian and Sorsby voluntarily cancelled all of the outstanding options from their 2001 and 2002 grants to further reduce (as they did in fiscal 2008) a portion of the equity reserve "overhang" under the Company's equity compensation plans. As a result, the total number of shares of common stock available for future issuance was reduced by 1,200,000 shares (1,100,000 and 100,000, for the options cancelled by Mr. Hovnanian and Mr. Sorsby, respectively).*

(5) *In February 2012, these awards were amended to require that, as a condition of vesting, the Company's Adjusted EBITDA must exceed "fiscal 2011 actual EBITDA" for two consecutive fiscal years, in the case of options, during the option term and, in the case of RSUs, prior to the tenth anniversary of the grant date. Regardless of when the performance criteria are met, vesting will not occur sooner than 25% per year beginning on the second anniversary of the grant date. For this purpose, "fiscal 2011 actual EBITDA" is the amount from our consolidated financial statements for the year ended October 31, 2011. Adjusted EBITDA will be based on EBITDA from the consolidated financial statements for the applicable fiscal year-end, excluding inventory impairment losses and land option write-offs and gains or losses on extinguishment of debt. At the end of fiscal 2012, the Committee determined that the Company's Adjusted EBITDA exceeded fiscal 2011 actual EBITDA and that the performance criteria of "two consecutive fiscal years" had not yet been met.*

The following table shows the total value of all unexercised stock options (exercisable and unexercisable) that each of the NEOs held at the end of fiscal 2012:

Value of Outstanding Option Awards at Fiscal 2012 Year-End (Supplemental Table)

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Value of Unexercised In The Money Options Exercisable ($) (a)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Value of Unexercised In The Money Options Unexercisable ($) (a)
Ara Hovnanian	06/13/08	281,250	$ 0	93,750	$ 0
	06/12/09	375,000	$656,250	375,000	$656,250
	06/11/10	93,750	$ 0	281,250	$ 0
	06/10/11	—	$ 0	337,500	$799,875
	06/08/12	—	$ 0	600,000	$852,000
J. Larry Sorsby	06/13/08	56,250	$ 0	18,750	$ 0
	06/12/09	75,000	$131,250	75,000	$131,250
	06/11/10	18,750	$ 0	56,250	$ 0
	06/10/11	—	$ 0	67,500	$159,975
	06/08/12	—	$ 0	120,000	$170,400
Thomas J. Pellerito	01/23/03	20,000	$ 0	—	$ 0
	06/13/08	10,000	$ 0	—	$ 0
	06/12/09	35,000	$ 61,250	—	$ 0
	06/11/10	50,000	$ 0	—	$ 0
	06/10/11	45,000	$106,650	—	$ 0
	06/08/12	80,000	$113,600	—	$ 0
Brad G. O'Connor	06/13/08	11,250	$ 0	3,750	$ 0
	06/12/09	12,500	$ 21,875	12,500	$ 21,875
	06/11/10	3,750	$ 0	11,250	$ 0
	06/10/11	—	$ 0	13,500	$ 31,995
	06/08/12	—	$ 0	20,000	$ 42,800
David G. Valiaveedan	06/13/08	5,625	$ 0	1,875	$ 0
	06/12/09	6,564	$ 11,487	6,561	$ 11,482
	06/11/10	2,813	$ 0	8,437	$ 0
	06/10/11	—	$ 0	11,250	$ 26,663
	06/08/12	—	$ 0	15,000	$ 32,100

(a) Based on the difference between the closing market price of the Company's Class A Common Stock on the NYSE at October 31, 2012 and the exercise price of the options.

(4) OPTION EXERCISES AND STOCK VESTED IN FISCAL 2012

The following table discloses information with respect to stock options exercised by the NEOs in fiscal 2012 and stock awards held by them that vested in fiscal 2012:

Option Exercises and Stock Vested in Fiscal 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ara K. Hovnanian	—	—	—	—
J. Larry Sorsby	—	—	—	—
Thomas J. Pellerito	—	—	1,667	$3,517 (1)
Brad G, O'Connor	—	—	3,779	$5,083 (2)
David G. Valiaveedan	—	—	3,365	$5,180 (2)

(1) *Represents 1,667 RSUs granted to Mr. Pellerito in fiscal 2011 that were considered vested in fiscal 2012 due to Mr. Pellerito's "retirement eligibility," but that were not delivered in fiscal 2012. These RSUs had a market value of $3,517 as of June 11, 2012, based on the closing price for shares of Class A Common Stock on the first business day after the June 10, 2012 deemed vesting date.*

(2) *Based on the closing market price of the Company's Class A Common Stock on the NYSE on the date of vesting.*

(5) NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL 2012

The following table provides a summary of the NEOs' participation in the Company's nonqualified executive deferred compensation plan ("EDCP") during fiscal 2012. No deferrals under the EDCP were permitted in fiscal 2012. Messrs. O'Connor and Valiaveedan are not eligible to participate in the EDCP. For Mr. Pellerito, the table also provides information regarding RSUs that were considered to have vested in a prior fiscal year due to his "retirement eligibility" because of age and/or years of service, but upon which the underlying shares of Class A Common Stock have not yet been delivered.

Nonqualified Deferred Compensation for Fiscal 2012

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year (1)	Aggregate Earnings in Last Fiscal Year (2)	Aggregate Withdrawals/ Distributions (3)	Aggregate Balance at Last Fiscal Year (4)
Ara K. Hovnanian	$ —	$ —	$990,293	$181,968	$1,469,486
J. Larry Sorsby	$ —	$ —	$550,270	$ —	$ 827,329
Thomas J. Pellerito	$ —	$ —	$ —	$ —	$ —
	$ —	$ 3,517	$ 6,678	$ 1,851	$ 10,741
Brad G. O'Connor	$ —	$ —	$ —	$ —	$ —
David G. Valiaveedan	$ —	$ —	$ —	$ —	$ —

(1) *Represents 1,667 RSUs granted to Mr. Pellerito in fiscal 2011 that were considered vested in fiscal 2012 with a market value of $3,517 as of June 11, 2012, based on the closing price for shares of Class A Common Stock on the first business day after the June 10, 2012 deemed vesting date.*

(2) *__"Aggregate Earnings in Last Fiscal Year" Column.__ This column represents the unrealized earnings/(losses) of the EDCP's total account balance. For Mr. Pellerito, the second row under his name represents earnings/(losses) on the undelivered portion of the shares of Class A Common Stock underlying his RSUs that had been considered vested in a prior fiscal year, which earnings/(losses) have been "realized" only to the extent of the shares delivered during fiscal 2012. Also includes earnings/(losses) on the 1,667 RSUs that were*

considered vested in fiscal 2012. No such earnings are considered above-market or preferential and, accordingly, are not included in the Summary Compensation Table.

(3) ***"Aggregate Withdrawals/Distribution" Column.*** *This column represents the payouts or distributions to the NEOs of vested amounts of deferred compensation pursuant to their elections. For Mr. Pellerito, the second row under his name represents the value "realized" upon the delivery of the third 25% of the shares of Class A Common Stock underlying his RSUs that had been considered vested in a prior fiscal year, based upon the closing market price of the Company's Class A Common Stock on the NYSE on the date of delivery.*

(4) ***"Aggregate Balance at Last Fiscal Year" Column.*** *For Messrs. Hovnanian and Sorsby, this column represents the net balance of their EDCP Deferred Share Deferral accounts based on the value of 341,741 and 192,402 deferred shares, respectively, as of October 31, 2012. For Mr. Pellerito, the second row under his name represents the market value of the undelivered shares of Class A Common Stock underlying his RSUs granted in fiscal 2011 that were considered vested in fiscal 2012 (1,667 RSUs) and the remaining undelivered shares underlying his RSUs granted in fiscal 2008 that were considered vested in fiscal 2009 (831 RSUs), based upon the closing market price of the Company's Class A Common Stock on the NYSE as of October 31, 2012. The grant date fair value of the 1,667 RSUs that were considered vested in fiscal 2012 was $3,217, which amount was reported in the Summary Compensation Table in fiscal 2011. The grant date fair value of the remaining undelivered shares that were considered vested in fiscal 2009 was $5,368. Because these shares were awarded to Mr. Pellerito in fiscal 2008 prior to his becoming an NEO, this grant was not reflected in the Summary Compensation Table in fiscal 2008.*

Narrative to the Nonqualified Deferred Compensation for Fiscal 2012 Table

The EDCP's total account balance is equal to the "Deferred Share Deferral Account" balance. The "Deferred Share Deferral Account" balance includes the value of vested stock awarded under any Company stock incentive plan for which shares may have been deferred under the EDCP. Upon a termination of employment before retirement, EDCP account balances generally are paid in a lump sum during the 60-day period immediately following the last day of the calendar quarter of termination. Upon a termination of employment due to retirement, EDCP account balances for Messrs. Hovnanian and Sorsby will be paid in a lump sum no earlier than six months after the date of retirement or in installments over 2 to 15 years. In the event of Mr. Pellerito's termination of employment for any reason, including death, disability or qualified retirement, all undelivered shares of Class A Common Stock underlying his RSUs that have been considered vested will be delivered. See footnote (4) to the "Nonqualified Deferred Compensation for Fiscal 2012" table above.

(6) POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL TABLE

The following table summarizes payments and benefits that would be payable to each of the NEOs in the event of their termination of employment or upon the occurrence of a change-in-control ("triggering event"). For purposes of this table, the effective date of termination is assumed to be October 31, 2012, the last business day of fiscal 2012. The table does not include any payments that are described in the "Nonqualified Deferred Compensation for Fiscal 2012" table above.

Potential Payments Upon Termination Or Change-In-Control Table

Named Executive Officer	Voluntary Termination		Involuntary Termination			Change in Control (5)	
Form of Compensation	With or Without Good Reason	Normal Retirement	Without Cause	With Cause	Death or Disability	Without Termination	With Involuntary Termination Other Than for Cause or Termination with Good Reason
Ara K. Hovnanian							
Accelerated vesting of annual bonus awards (1)	—	—	$ 949,500	—	$ 949,500	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	$ 2,361,875	—	—
Accelerated vesting of LTIP awards (3)	—	—	—	—	$ 2,634,177	—	—
Contractual disability/death payment (4)	—	—	—	—	$10,000,000		—
Cash severance payment	—	—	—	—	—	—	—
Accrued and unpaid vacation (6)	—	—	—	—	—	—	—
Total	—	—	$ 949,500	—	$15,945,552	—	—
J. Larry Sorsby							
Accelerated vesting of annual bonus awards (1)	—	—	$ 350,000	—	$ 350,000	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	$ 472,375	—	—
Accelerated vesting of LTIP awards (3)	—	—	—	—	$ 964.370	—	—
Contractual disability/death payment	—	—	—	—	—	—	—
Cash severance payment	—	—	—	—	—	—	
Accrued and unpaid vacation (6)	$ 93,569	$ 93,569	$ 93,569	$ 93,569	$ 93,569	—	$ 93,569
Total	$ 93,569	$ 93,569	$ 443,569	$ 93,569	$ 1,880,314	—	$ 93,569
Thomas J. Pellerito							
Accelerated vesting of annual bonus awards (1)	$ 250,000	$ 250,000	$ 250,000	—	$ 250,000	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	—	—	—
Accelerated vesting of LTIP awards (3)	—	—	—	—	$ 803,640	—	—
Contractual disability/death payment	—	—	—	—	—	—	—
Cash severance payment	—	—	—	—	—	—	—
Accrued and unpaid vacation (6)	$ 32,682	$ 32,682	$ 32,682	$ 32,682	$ 32,682	—	$ 32,682
Total	$ 282,682	$ 282,682	$ 282,682	$ 32,682	$ 1,086,322	—	$ 32,682
Brad G. O'Connor							
Accelerated vesting of annual bonus awards (1)	—	—	$ 93,000	—	$ 93,000	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	$ 110,090	—	$ 110,090
Accelerated vesting of LTIP awards (3)	—	—	—	—	$ 225,023	—	—
Contractual disability/death payment	—	—	—	—	—	—	—
Cash severance payment	—	—	—	—	—	—	$ 397,560
Accrued and unpaid vacation (6)	$ 16,526	$ 16,526	$ 16,526	$ 16,526	$ 16,526	—	$ 16,526
Total	$ 16,526	$ 16,526	$ 109,526	$ 16,526	$ 444,639	—	$ 524,176
David G. Valiaveedan							
Accelerated vesting of annual bonus awards (1)	—	—	$ 72,500	—	$ 72,500	—	—
Accelerated vesting of equity awards (2)	—	—	—	—	$ 91,595	—	$ 91,595
Accelerated vesting of LTIP awards (3)	—	—	—	—	$ 216,985	—	—
Contractual disability/death payment	—	—	—	—	—	—	—
Cash severance payment	—	—	—	—	—	—	$ 359,617
Accrued and unpaid vacation (6)	$ 19,920	$ 19,920	$ 19,920	$ 19,920	$ 19,920	—	$ 19,920
Total	$ 19,920	$ 19,920	$ 92,420	$ 19,920	$ 401,001	—	$ 471,132

For purposes of this table presentation, consideration of the forms of compensation or additional payments or benefits to an NEO in the event of a triggering event includes:

(1) ***Accelerated vesting of annual bonus awards.*** *According to the Company's bonus program's policies and procedures, the fiscal 2012 performance-based bonus award is considered earned only if an NEO is on the payroll and employed by the Company on the date that it is scheduled to be paid. However, if an NEO's termination were due to retirement on or after age 58, a reduction in force, position elimination, death or disability, the NEO would be eligible for a prorated payment through his termination date, less any amounts previously paid. The values in the table represent 100% of the NEOs' fiscal 2012 bonuses that were payable no later than January 15, 2013. Because Mr. Pellerito has reached age 58, any termination of his employment, other than for cause, would be considered a qualified retirement.*

(2) ***Accelerated vesting of equity awards.*** *Under circumstances other than death, disability or qualified retirement, any unvested stock options and RSUs are cancelled in accordance with the Company's stock option and RSU agreements. Due to Mr. Pellerito's "retirement eligibility" under these agreements, all of Mr. Pellerito's outstanding options and RSUs are considered vested. The amounts in this table are calculated at the closing market price of the Company's stock on October 31, 2012 ($4.30).*

(3) ***Accelerated vesting of LTIP awards.*** *Except in the case of death or disability, LTIP participants who terminate prior to the end of the performance period (October 31, 2013) forfeit all of their LTIP awards. Therefore, no amounts are shown under "Voluntary Termination." Similarly, no amounts are shown under "Involuntary Termination" except in the case of death or disability. In the case of death prior to the end of the performance period, the participant is eligible to receive a prorated award payable in January 2014. In the case of disability, the participant is eligible to receive a prorated award in accordance with the following schedule: (1) 50% of the award will become vested on October 31, 2013 and payable in January 2014, (2) 30% of the award will become vested on October 31, 2014 and payable in January 2015 and (3) 20% of the award will become vested on October 31, 2015 and payable in January 2016. The values in the "Death or Disability" column represent two-thirds of the NEOs' LTIP award based on performance through October 31, 2012 and, for the stock portion, based on the closing market price of the Company's stock on October 31, 2012 ($4.30).*

(4) ***Contractual Disability and Death Payment.*** *The Company has an agreement with Mr. Hovnanian which provides that in the event of his disability or death during his employment with the Company he (or his designated beneficiary, estate or legal representative) will be entitled to receive a lump sum payment of $10 million.*

(5) ***Change in Control.*** *Following the end of fiscal 2011, the Company entered into change in control agreements with Messrs. O'Connor and Valiaveedan. Such agreements provide that if, within two years of the occurrence of a change in control, the NEO is involuntarily terminated other than for cause or the NEO terminates for good reason (a material reduction in duties, title or responsibilities or any reduction in base salary), the NEO, upon execution of the Company's standard release, would receive a lump sum cash payment equal to one year's annual base salary plus the average of the last three year's bonuses and become 100% vested in all outstanding stock options, RSUs and deferred shares granted prior to the change in control, to the extent not previously vested. In addition, if the change in control occurs following the end of the LTIP performance period (October 31, 2013), the unpaid cash and stock portions of the LTIP award will continue to be paid to the NEO on the scheduled payout dates. The amounts in the table reflect the additional payments that Messrs. O'Connor and Valiaveedan would have received had a change in control occurred and Messrs. O'Connor's and Valiaveedan's employment were terminated involuntarily other than for cause or for good reason on the last business day of the fiscal year. Neither of these agreements provide for excise tax gross-ups.*

(6) ***Accrued and Unpaid Vacation.*** *Represents accrued but unpaid vacation payable upon termination for any reason. Mr. Hovnanian does not accrue vacation.*

For purposes of this table, the following programs were also considered.

- ***Base salary continuation plan payments.*** *The Company does not maintain such plans.*
- ***Contractual disability/death payments.*** *Only Mr. Hovnanian has this arrangement, which is described under footnote (4) above.*
- ***Other perquisites and benefits.*** *Except as noted above, there are no existing severance arrangements or policies which would extend perquisites or other benefits to the NEOs upon a triggering event that would not otherwise be also available to any employee of the Company.*

NON-EMPLOYEE DIRECTOR COMPENSATION

The Committee annually reviews the compensation program for directors who are not employees of the Company and makes recommendations to the Board of Directors for their approval. The Committee has periodically engaged PM&P to conduct independent, comprehensive reviews of non-employee Director compensation, including a review of Director compensation for the Peer Group which PM&P last conducted in 2010. After consideration of the compensation philosophy, the historical and marketplace compensation values and practices for Director compensation, as well as the anticipated Director time commitments and value added activities for fiscal 2012, the Committee recommended, and the Board of Directors approved, the continuation for fiscal 2012 of the annual retainers and meeting fees at the same levels as fiscal 2011. These retainer and meeting fee levels have remain unchanged since fiscal 2005.

Prior to fiscal 2012, non-employee Directors generally received an annual grant consisting of a fixed number of 15,000 stock options with an additional 6,000 stock options for each committee on which a Director served. In fiscal 2011, however, due to the limited share reserves under the 2008 Plan, non-employee Directors received an annual grant consisting of a fixed number of 13,500 stock options and 500 RSUs with an additional 5,400 stock options and 200 RSUs for each committee on which a Director served. In May 2012, the Committee reviewed and determined the level of annual and committee equity grants. The Committee considered the grant date fair value of equity grants in comparison with historical grant values, information on general industry and Peer Group director compensation levels and practices, including a comprehensive review of non-employee Director compensation for the Peer Group prepared by the Company's compensation department, and the added value and guidance the non-employee Directors provided in the strategic decisions concerning the Company's capital structure and refinancing of the Company's debt. Based on these factors, the Committee recommended and the Board of Directors approved for fiscal 2012, the adoption of a fixed value approach for Director equity awards, which is described below. The fixed value approach is a majority practice among general industry companies and is intended to avoid significant fluctuations in non-employee Director compensation from year-to-year. The total value of non-employee Director stock and stock option awards for fiscal 2012 was near the median of the Peer Group.

In May 2012, the Committee also authorized the amendment of the Executive Deferred Compensation Plan ("EDCP") to allow for Director deferrals of retainers, meeting fees and restricted share units, including a choice to defer such compensation until termination from the Board of Directors. Deferrals of stock retainers had been previously authorized under the EDCP.

Below is a summary of non-employee Director compensation for fiscal 2012:

- Annual retainer of $40,000 with an additional retainer of $20,000 for each committee on which a Director serves (each paid 100% in cash);

- Annual fixed value restricted share unit award valued at $50,000 for each Director plus an additional $15,000 for each committee on which a Director serves, based on the closing stock price on the date of grant, provided that, for fiscal 2012, Directors were given the opportunity to elect prior to the grant date to receive stock options in lieu of restricted share units at a ratio 1.4 stock options per restricted share unit.

- Meeting fees of $3,000 per board meeting held in person, $2,000 per telephonic board meeting, $5,000 per committee meeting held in person and $2,500 per telephonic committee meeting.

For fiscal 2013, the Committee determined that the amounts of the annual and committee retainer payments to non-employee Directors would remain the same but that, at each non-employee Director's election, such payments may be made either 50% in cash and 50% in stock or 100% in cash. The Committee also determined that meeting fees would remain the same for fiscal 2013. In addition, the Committee determined that, for fiscal 2013, each Director would receive an annual fixed value restricted share unit award valued at $50,000 plus an additional $15,000 for each committee on which the Director serves, based on the closing stock price on the date of grant, provided that, Directors will be given the opportunity to elect prior to the grant date to receive an equivalent value of stock options in lieu of restricted share units.

For additional information related to non-employee Director compensation, please also refer to the "Director Compensation for Fiscal 2012" table below.

In conjunction with promoting high ethical standards for the distribution of equity-based incentives, the Committee also established the second Friday in January of each year as the date for payment of the non-employee Director annual and committee retainers and the date for establishment of the stock price for purposes of calculation of the stock portion of the non-employee Director annual and committee retainers. The Committee also established the second Friday in June as the date of the annual stock option and RSU grants for all non-employee Directors of the Company, which is the same as the grant date for all employees. The Company's practice of setting "fixed" equity award grant dates is designed to avoid the possibility that the Company could grant stock awards prior to the release of material, non-public information that is likely to result in an increase in its stock price, or delay the grant of stock awards until after the release of material, non-public information that is likely to result in a decrease in the Company's stock price. Exercise prices of stock options granted to non-employee Directors were set at the closing price per share of the Company's Class A Common Stock on the NYSE on the date the options were granted.

The Board of Directors of the Company has adopted stock ownership guidelines, recommended by the Committee, which set forth recommended minimum amounts of stock ownership, directly or beneficially, for the Company's non-employee Directors. The guidelines provide that non-employee Directors are requested to achieve and maintain stock ownership amounts which equal 2x the total value of their annual retainer exclusive of any committee retainers (which represents $80,000 in total) within 5 years after they become subject to the guidelines. Under the policy, once the stock ownership guidelines are met, they are deemed satisfied for subsequent annual review periods, regardless of decreases in the Company's stock price on the New York Stock Exchange, so long as the non-employee Director does not sell any portion of the share amounts which were originally included in determining that the recommended thresholds were met.

On an annual basis, the Committee reviews adherence to the Company's stock ownership guidelines, which are incorporated into the Company's Corporate Governance Guidelines. The Company believes these guidelines further enhance the Company's commitment to aligning the interests of non-employee Directors with those of its stockholders. As of January 22, 2013, all incumbent, non-employee Directors were in compliance with these stock ownership guidelines.

The following table summarizes the compensation of the Company's non-employee Directors related to their services in fiscal 2012.

Director Compensation for Fiscal 2012

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robert B. Coutts	$ 94,000	$ 65,001	$ —	—	—	—	$ 159,001
Edward A. Kangas	$ 201,500	$ 94,999	$ —	—	—	—	$ 296,499
Joseph A. Marengi	$ 89,000	$ 65,001	$ —	—	—	—	$ 154,001
John J. Robbins	$ 134,000	$ —	$ 74,991	—	—	—	$ 208,991
Stephen D. Weinroth	$ 206,500	$ —	$ 109,600	—	—	—	$ 316,100

(1) ***"Fees Earned or Paid in Cash" Column.*** *The amounts in this column represent the combined value of fiscal 2012 annual retainer and meeting fees paid in cash as shown below. For a full description of the annual retainer and meeting fees, share awards and stock option awards to non-employee directors, see the discussion preceding this table.*

Total Fees Earned and Paid in Cash (Supplemental Table)

Name	FY12 Meeting Fees (a)	FY12 Annual Retainer Fees Cash Payment (represents 100% of the total Annual Retainer Fees)	Cash Total
Robert B. Coutts	$ 34,000	$ 60,000	$ 94,000
Edward A. Kangas	$101,500	$100,000	$201,500
Joseph A. Marengi	$ 29,000	$ 60,000	$ 89,000
John J. Robbins	$ 74,000	$ 60,000	$134,000
Stephen D. Weinroth	$106,500	$100,000	$206,500

(a) FY12 Meeting Fees include fees due to the Audit Committee members for Audit Committee Earnings Press Release and Form 10-Q telephonic meetings that occurred between the third quarter of fiscal 2010 through the first quarter of fiscal 2012. Such payments had not been paid to the Audit Committee members in prior years. The amounts related to prior years are $30,000, $35,000 and $32,500 for Messrs. Kangas, Robbins and Weinroth, respectively.

(2) ***"Stock Awards" Column.*** *The amounts in this column represent the aggregate grant date fair value of RSUs awarded in fiscal 2012 and are computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in Footnotes 3 and 15 to the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012.*

Grant Date Fair Value for the Total RSUs Granted to Non-Employee Directors in Fiscal 2012 (Supplemental Table)

Name	Grant Date	Number of RSUs Granted (a)	Total Grant Date Fair Value of RSUs
Robert B. Coutts	06/08/2012	30,093	$ 65,001
Edward A. Kangas	06/08/2012	43,981	$ 94,999
Joseph A. Marengi	06/08/2012	30,093	$ 65,001
John J. Robbins	—	—	$ —
Stephen D. Weinroth	—	—	$ —

(a) For fiscal 2012, non-employee Directors were granted RSUs valued at $50,000 on the grant date for serving on the Company's Board of Directors and additional RSUs valued at $15,000 on the grant date for each Board committee on which the non-employee Director served provided that Directors were given the opportunity to elect prior to the grant date to receive options to purchase shares of Class A Common Stock in lieu of RSUs at a ratio 1.4 stock options per RSU.

(3) ***"Option Awards" Column.*** *The amounts in this column reflect options to purchase shares of Class A Common Stock awarded in fiscal 2012 and are based on the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in Footnotes 3 and 15 to the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012.*

The following table discloses the grant date fair value (based on Black-Scholes option pricing model) for the total stock options granted to non-employee Directors in fiscal 2012:

Grant Date Fair Value for the Total Stock Options Granted to Non-Employee Directors in Fiscal 2012 (Supplemental Table)

Name	Grant Date	Number of Options Granted (a)	Total Grant Date Fair Value of Options
Robert B. Coutts	—	—	$ —
Edward A. Kangas	—	—	$ —
Joseph A. Marengi	—	—	$ —
John J. Robbins	06/08/2012	42,130	$ 74,991
Stephen D. Weinroth	06/08/2012	61,573	$ 109,600

(a) *For fiscal 2012, non-employee Directors were given the opportunity to elect prior to the grant date to receive options to purchase shares of Class A Common Stock in lieu of RSUs at a ratio of 1.4 stock options per RSU.*

The following table shows all unexercised stock options and unvested RSUs that each of the non-employee directors held at the end of fiscal 2012:

Outstanding Non-Employee Director Equity Awards at Fiscal 2012 Year-End (Supplemental Table)

		OPTION AWARDS						STOCK AWARDS	
Name	Grant Date (a)	Number of Securities Underlying Unexercised Options Exercisable (#)	Value of Unexercised In The Money Options Exercisable ($) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Value of Unexercised In The Money Options Unexercisable ($) (b)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)
Robert B. Coutts	06/13/08	7,000	$ 0	—	$ 0	$6.46	06/12/18	—	$ —
	06/12/09	21,000	$ 36,750	—	$ 0	$2.55	06/11/19	—	$ —
	06/11/10	21,000	$ 0	—	$ 0	$4.73	06/10/20	—	$ —
	06/10/11	18,900	$ 44,793	—	$ 0	$1.93	06/09/21	—	$ —
	06/08/12	—	$ 0	—	$ 0	$2.16	06/07/22	30,093	$129,400
Edward A. Kangas	06/13/08	11,000	$ 0	—	$ 0	$6.46	06/12/18	—	$ —
	06/12/09	33,000	$ 57,750	—	$ 0	$2.55	06/11/19	—	$ —
	06/11/10	33,000	$ 0	—	$ 0	$4.73	06/10/20	—	$ —
	06/10/11	29,700	$ 70,389	—	$ 0	$1.93	06/09/21	—	$ —
	06/08/12	—	$ 0	—	$ 0	$2.16	06/07/22	43,981	$189,118
Joseph A. Marengi	06/13/08	7,000	$ 0	—	$ 0	$6.46	06/12/18	—	$ —
	06/12/09	21,000	$ 36,750	—	$ 0	$2.55	06/11/19	—	$ —
	06/11/10	14,000	$ 0	7,000	$ 0	$4.73	06/10/20	—	$ —
	06/10/11	6,300	$ 14,931	12,600	$ 29,862	$1.93	06/09/21	466	$ 2,004
	06/08/12	—	$ 0	—	$ 0	$2.16	06/07/22	30,093	$129,400
John J. Robbins	06/13/08	7,000	$ 0	—	$ 0	$6.46	06/12/18	—	$ —
	06/12/09	21,000	$ 36,750	—	$ 0	$2.55	06/11/19	—	$ —
	06/11/10	21,000	$ 0	—	$ 0	$4.73	06/10/20	—	$ —
	06/10/11	18,900	$ 44,793	—	$ 0	$1.93	06/09/21	—	$ —
	06/08/12	42,130	$ 90,158	—	$ 0	$2.16	06/07/22	—	$ —
Stephen D. Weinroth	06/13/08	11,000	$ 0	—	$ 0	$6.46	06/12/18	—	$ —
	06/12/09	33,000	$ 57,750	—	$ 0	$2.55	06/11/19	—	$ —
	06/11/10	33,000	$ 0	—	$ 0	$4.73	06/10/20	—	$ —
	06/10/11	29,700	$ 70,389	—	$ 0	$1.93	06/09/21	—	$ —
	06/08/12	61,573	$131,766	—	$ 0	$2.16	06/07/22	—	$ —

(a) *Stock options vest one-third per year beginning on the first anniversary of the date of grant. If prior to the stock option termination date the non-employee Director ceases to be a member of the Board of Directors due to death, disability or Retirement, the stock option, to the extent not previously vested and exercised, immediately becomes fully vested and exercisable. RSUs vest one-third per year beginning on the first anniversary of the date of grant; provided, however, that, if the non-employee Director ceases to be a member of the Board of Directors due to death, disability or Retirement, but only if such Retirement occurs on or after the first anniversary of the date of the grant, the RSUs, to the extent not previously vested and distributed, would become fully vested and distributable. "Retirement" is defined as termination as a member of the Board of Directors on or after age 60, or on or after age 58 with at least 15 years of Service to the Company immediately preceding such termination. All stock option and RSU grants were made in the form of Class A Common Stock. Currently, Messrs. Coutts, Kangas, Robbins and Weinroth qualify for accelerated vesting on the basis of their eligibility for retirement and, therefore, all options granted to these Directors are treated as immediately vested, and all RSUs are treated as vested on the first anniversary of the grant date for the purposes of this table.*

(b) *Based on the difference between the closing market price of the Company's Class A Common Stock on the NYSE at October 31, 2012 and the exercise price of the options.*

THE AUDIT COMMITTEE

Membership, Independence, & Qualifications

For fiscal 2012, Messrs. Kangas, as Chairman, Robbins and Weinroth were the members of the Audit Committee. The Company's Board of Directors has determined that each member of the Audit Committee is independent as required by both the rules of the NYSE and regulations of the SEC, and an "audit committee financial expert" in accordance with SEC regulations. With regard to Mr. Kangas, the Board of Directors considered his significant experience, expertise and background with regard to accounting matters, including the broad perspective brought by his experience in consulting to clients in many diverse industries. With regard to Mr. Robbins, the Board of Directors considered his significant experience, expertise and background with regard to accounting matters, which includes specialization in homebuilding companies. With regard to Mr. Weinroth, the Board of Directors considered his many years of experience as a Managing Member or partner in several merchant and investment banking companies, which are very valuable to the Company as it continues to evaluate its debt profile and capital structure and various financing and refinancing alternatives.

Responsibilities of the Audit Committee & Charter

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors and is governed by its Charter, which is available on the Company's public website, www.khov.com, under "Investor Relations/Corporate Governance."

Policies & Procedures Established By Audit Committee

In accordance with SEC regulations, the Audit Committee has established procedures for the appointment, compensation, retention and oversight of the independent registered public accounting firm engaged to prepare or issue an audit report or other audit, review, or attest services. The Company's independent registered public accounting firm reports directly to the Audit Committee, and the Audit Committee is responsible for the resolution of disagreements between such firm and management regarding financial reporting.

In fiscal year 2003, the Audit Committee established whistle blowing procedures as required by Section 301 of the Sarbanes-Oxley Act of 2002 and Section 303A.07(c)(iii) of the NYSE Corporate Governance Rules. These procedures are discussed in the Company's Code of Ethics (Section IV.G.) which is available on the Company's public website at www.khov.com under "Investor Relations/Corporate Governance."

Audit and Non-Audit Services Pre-Approval Policy

The Audit Committee has also established procedures for the pre-approval of audit and permitted non-audit services provided by an independent registered public accounting firm. The Company's "Audit and Non-Audit Services Pre-Approval Policy" ("Pre-Approval Policy") was most recently reviewed and approved by the Audit Committee at its meeting held on November 13, 2012.

As set forth in the Pre-Approval Policy, audit services require specific approval by the Audit Committee, except for certain services that have received general pre-approval by the Audit Committee.

In accordance with the Pre-Approval Policy, the Audit Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm without obtaining specific pre-approval from the Audit Committee. Prior to establishing the list of pre-approved services, the Audit Committee determines if the Company's independent registered public accounting firm is an effective provider of services. The Audit Committee may revise the list of general pre-approved services from time to time, based on subsequent determinations. For fiscal year 2012, there are four categories of services that have received general pre-approval by the Audit Committee: Audit, Audit-Related, Tax and All Other Services and the pre-approved dollar amount for such services may not exceed $100,000 per engagement.

The Audit Committee may delegate to one or more of its members the authority to approve in advance all significant audit or permitted non-audit services to be provided by the independent registered public accounting firm, so long as decisions are presented to the full Audit Committee at its next scheduled meeting.

THE AUDIT COMMITTEE REPORT

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended October 31, 2012 with management. This review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee has reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles:

- the overall scope and plans for such accounting firm's respective audits of the Company,

- such accounting firm's judgments as to the quality, not just the acceptability, of the Company's accounting principles,

- such accounting firm's independence from management and the Company, including matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Accounting Oversight Board concerning independence and received by the Company, and

- such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and under Statements on Auditing Standards No. 61, as amended (AICPA, Professional Standards Vol. I. AU Section 380), as adopted by the Public Company Accounting Oversight Board, which we refer to as the PCAOB, in Rule 3200T, other standards of the PCAOB, rules of the Securities and Exchange Commission, and other applicable regulations.

The Audit Committee, under the Audit Committee Charter, reviews with management the Company's annual audited financial statements and quarterly financial statements prior to their being filed with the SEC. The Audit Committee, in reliance on the reviews and discussions referred to above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012.

AUDIT COMMITTEE

Edward A. Kangas, Chair
John J. Robbins
Stephen D. Weinroth

FEES PAID TO PRINCIPAL ACCOUNTANT

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP in each of fiscal 2012 and 2011 for professional services rendered for the audit of our consolidated financial statements, for the reviews of the unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarterly periods during fiscal 2012 and 2011, the audit of the effectiveness of the Company's internal control over financial reporting as of October 31, 2012 and 2011, or for services normally provided by our independent registered public accounting firm in connection with statutory or regulatory filings or engagements, including comfort and consent letters in connection with SEC filings and financing transactions, were $2,308,300 and $2,721,000, respectively. There were no fees billed by Ernst & Young LLP in fiscal 2012 for these audit services. The aggregate fees billed by Ernst & Young LLP in fiscal 2011 for these audit services were $208,000.

Audit-Related Fees

The aggregate fees billed by Deloitte & Touche LLP in both fiscal 2012 and 2011 for assurance and related services that were reasonably related to performance of the audit or review of the Company's consolidated financial statements and that are not reported under "Audit Fees" above were $2,000. These fees were for electronic access to the Deloitte & Touche LLP Technical Library. There were no fees billed by Ernst & Young LLP in either of fiscal 2012 and 2011 for these audit-related services.

Tax Fees

The aggregate fees billed by Deloitte & Touche LLP in fiscal 2012 and 2011 for professional services rendered for tax compliance, tax advice and tax planning were $7,900 and $22,000, respectively. The aggregate fees billed by Ernst & Young LLP in each of fiscal 2012 and 2011 for these tax services were $33,000 and $38,000, respectively.

All Other Fees

There were no fees billed for products and services provided by Deloitte & Touche LLP or by Ernst & Young LLP in either of fiscal 2012 and 2011 other than the services described above.

Pre-Approval Policies and Procedures

All of the services covered under the captions "Audit Fees," "Audit-Related Fees," "Tax Fees" and "All Other Fees" were pre-approved by the Audit Committee. For a discussion of the Audit Committee's pre-approval policies and procedures, see "The Audit Committee" above.

PRINCIPAL ACCOUNTANT INDEPENDENCE

The Audit Committee has determined that the provision of all non-audit services performed by Deloitte & Touche LLP and Ernst & Young LLP were compatible with maintaining the independence of each firm.

CORPORATE GOVERNANCE

The Corporate Governance and Nominating Committee is primarily responsible for reviewing the Company's existing Corporate Governance Guidelines and further developing such guidelines and other policies and procedures that enhance the Company's corporate governance.

In accordance with promoting strong corporate governance, the Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, controller and all other associates of the Company, including its Directors and other officers. The Company has also adopted Corporate Governance Guidelines.

The Company makes available to the public various corporate governance related information on its public website (www.khov.com) under "Investor Relations/Governance" and to any shareholder who requests such information in writing. Information on the website includes the Company's Code of Ethics, Corporate Governance Guidelines (including the Related Person Transaction Policy) and Charters of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.

Shareholders, associates of the Company and other interested parties may communicate directly with the Board of Directors by corresponding to the address below. Correspondence will be discussed at the next scheduled meeting of the Board of Directors, or as indicated by the urgency of the matter.

Attn: Board of Directors of Hovnanian Enterprises, Inc.
c/o Mr. Edward A. Kangas, Director & Chairman of the Audit Committee
Privileged & Confidential
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, N.J. 07701

The Company's non-employee Directors meet without management after each regularly scheduled meeting of the Board of Directors. The presiding Director is selected to preside at these executive sessions by the directors in attendance.

Shareholders, associates of the Company and other interested parties may communicate directly with non-employee Directors as a group by corresponding to the address below. Following this Annual Meeting and, assuming the election of all the director nominees, members of the non-employee Director group will include: Messrs. Coutts, Kangas, Marengi, Pagano and Weinroth. All such non-employee Directors are "independent" in accordance with NYSE rules and as defined under the Company's Certificate of Incorporation. Mr. Kangas will report to all non-employee Directors any correspondence which is received by him as indicated by the urgency of the matter, or at the next scheduled meeting of non-employee Directors.

Attn: Non-Employee Directors of Hovnanian Enterprises, Inc.
c/o Mr. Edward A. Kangas, Director & Chairman of the Audit Committee
Privileged & Confidential
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, N.J. 07701

In addition, associates of the Company may anonymously report concerns or complaints via the K. Hovnanian Corporate Governance Hotline or by following the procedure discussed in the Company's Code of Ethics.

OVERSIGHT OF RISK MANAGEMENT

The Company is exposed to a number of risks and undertakes at least annually an Enterprise Risk Management review to identify and evaluate these risks and to develop plans to manage them effectively. The Company's Executive Vice President and Chief Financial Officer, Mr. Sorsby (who is himself a member of the Board of Directors), is directly responsible for the Company's Enterprise Risk Management function and reports both to the President, Chief Executive Officer and Chairman and to the Audit Committee in this capacity. In fulfilling his risk management responsibilities, the CFO works closely with members of senior management, including the Vice President — Corporate Counsel, Vice President — Risk Management, Vice President — Human Resources, Vice President — Chief Information Officer, Vice President — Audit Services, including persons performing the functions of such officers, and others.

On behalf of the Board of Directors, the Audit Committee plays a key role in the oversight of the Company's Enterprise Risk Management function. In that regard, the CFO meets with the Audit Committee at least four times a year to discuss the risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise them of their discussions with the CFO regarding the Company's Enterprise Risk Management efforts. Finally, the CFO reports directly to the Board of Directors on at least an annual basis to apprise them directly of the Company's Enterprise Risk Management efforts.

By design, the Company's compensation program for executive officers does not incentivize excessive risk-taking. Our base salary component of compensation does not encourage risk-taking because it is a fixed amount. The remaining elements of executive officer compensation have the following risk-limiting characteristics:

- We do not provide guaranteed bonuses, nor have we awarded excessively large equity grants with unlimited upside but no downside risk;
- In recent years when ROACE bonuses were not attainable, bonuses based on net debt or EBITDA improvements have been capped based on specific dollar amounts;
- We maintain a balanced portfolio between long-term and short-term; fixed and variable; and cash and equity in our compensation program;
- A variety of performance measures are used in our short-term and long-term incentive plans;
- We do not provide lucrative severance packages or any supplemental pension plans;
- A large portion of our compensation program is tied to long-term and sustained company performance, and our LTIP grant requires a two-year holding period for full vesting even after awards are earned after a three-year performance period;
- Our incentive plans are not tied to formulas that could focus executives on specific short-term outcomes to the detriment of long-term results;
- The Compensation Committee reserves the right to apply negative discretion to bonus amounts calculated under the bonus formulas;
- Our CEO, CFO and COO are subject to our stock ownership and holding guidelines, discussed on page 39; and
- Our compensation programs do not provide high or inappropriate pay opportunities compared to our Peer Group and broad-based compensation survey data.

LEADERSHIP STRUCTURE

From 1997 to 2009, the Company had separate individuals serving as Chairman of the Board and as Chief Executive Officer. This structure reflected the continuing strong leadership, energy and passion brought to the Board of Directors by our founder, Mr. Kevork Hovnanian, and the day-to-day management direction of the Company under Mr. Ara Hovnanian as President and CEO. Following the death of Mr. K. Hovnanian in September 2009, the Board of Directors appointed Mr. A. Hovnanian to the additional position of Chairman, believing that his more than 30 years of service to the Company, vast industry experience and close relationship with our founder uniquely qualified him for this role. The Board of Directors believes that combining these positions under Mr. A. Hovnanian's leadership has enabled him to carry on the tradition of a strong leader that has always marked this family-controlled company and to successfully navigate the Company through the current challenging economic environment, as well as any future challenges. In the view of the Board of Directors, this leadership structure also enables the Board of Directors to better fulfill its risk oversight responsibilities, as described above under "Oversight of Risk Management."

Although the Board of Directors has not formally designated a lead independent Director, Mr. Kangas, the chairman of the Audit Committee, serves as the Director to whom correspondence may be directed on behalf of both the Board of Directors and the non-employee Directors, as described above under "Corporate Governance" beginning on page 59.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has adopted a written Related Person Transaction Policy (the "Related Person Transaction Policy") to assist it in reviewing, approving and ratifying related person transactions and to assist the Company in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements the

Company's other policies that may apply to transactions with related persons, such as the Company's Corporate Governance Guidelines and its Code of Ethics.

The Related Person Transaction Policy provides that all Related Person Transactions (as defined in the Related Person Transaction Policy) covered by the Related Person Transaction Policy and involving a director, director nominees, executive officer or greater than 5% shareholder or an immediate family member of any such person are prohibited, unless approved or ratified by the disinterested members of the Board of Directors or the Corporate Governance and Nominating Committee. The Company's employees, directors, director nominees, executive officers and their immediate family members are required to provide prompt and detailed notice of any purported Related Person Transaction to the Company's Corporate Counsel or Chief Financial Officer, who in turn must promptly forward such notice and information to the Chairperson of the Board of Directors or the Corporate Governance and Nominating Committee and will advise the Corporate Governance and Nominating Committee or disinterested directors as to whether the Related Person Transaction will be required to be disclosed in applicable regulatory filings. The Company's Corporate Counsel will document all non-reportable and reportable Related Person Transactions.

In reviewing Related Person Transactions for approval or ratification, the Corporate Governance and Nominating Committee or disinterested directors will consider the relevant facts and circumstances, including, without limitation:

- the commercial reasonableness of the terms of the transaction;
- the benefit and perceived benefit (or lack thereof) to the Company;
- opportunity costs of alternate transactions;
- the materiality and character of the related person's direct or indirect interest, and the actual or apparent conflict of interest of the related person; and
- with respect to a non-employee director or nominee, whether the transaction would compromise the director's (1) independence under the NYSE rules and Rule 10A-3 of the Exchange Act, if such non-employee director serves on the Audit Committee; (2) independence under the Company's Certificate of Incorporation; (3) status as an "outside director" under Section 162(m) of the Internal Revenue Code if such non-employee director serves on the Compensation Committee; or (4) status as a "non-employee director" under Rule 16b-3 of the Exchange Act if such non-employee director serves on the Compensation Committee.

The Corporate Governance and Nominating Committee or the disinterested directors will not approve or ratify a Related Person Transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the Company's best interests and the best interests of its shareholders.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

- the Company was or is to be a participant;
- the amount involved exceeds $120,000; and
- any related person had or will have a direct or indirect material interest.

A copy of our Related Person Transaction Policy is available as part of our Corporate Governance Guidelines on our website at www.khov.com under "Investors Relations/Corporate Governance."

Related Person Transactions

The related transactions discussed below were entered into prior to the adoption of our Related Person Transaction Policy and were approved by the Board of Directors.

During the year ended October 31, 2003, we entered into an agreement (as subsequently amended) to purchase land in California for approximately $31.4 million from an entity that is owned by Hirair Hovnanian, a family relative of our Chairman of the Board and Chief Executive Officer. As of October 31, 2012, we have an option deposit of $3.0 million related to this land acquisition agreement. In accordance with ASC 810-10, we no longer have any balance consolidated under "Consolidated inventory not owned" in the Consolidated Balance Sheets. Neither the Company nor the Chairman of the Board and Chief Executive Officer has a financial interest in the relative's company from whom the land was purchased.

The following transactions were reviewed, approved and ratified by the Board of Directors or by the Corporate Governance and Nominating Committee in accordance with our Related Person Transaction Policy:

During the fiscal years ended October 31, 2012, 2011 and 2010, an engineering firm owned by Tavit Najarian, a relative of our Chairman of the Board and Chief Executive Officer, provided services to the Company totaling $0.9 million, $1.0 million and $1.3 million, respectively. Neither the Company nor the Chairman of the Board and Chief Executive Officer has a financial interest in the relative's company from whom the services were provided.

During the fiscal years ended October 31, 2011 and 2010, a real estate development firm owned by Mazin Kalian, a relative of our Chairman of the Board and Chief Executive Officer, provided consulting services to the Company totaling less than $0.1 million and $0.2 million, respectively, including significant travel related expenses. The consulting services consisted primarily of negotiations, community design and cost analysis on a potential joint venture. During the fiscal year ended October 31, 2012, there were no consulting services provided. Neither the Company nor the Chairman of the Board and Chief Executive Officer has or had a financial interest in the relative's company from whom the services were provided.

In November 2012, one of our joint ventures in which we have a 50% interest sold an option to acquire a parcel of land for approximately $5.5 million. The total cost to the buyer was approximately $11.1 million and on which the commission was paid. The son of Mr. Pellerito, one of our executive officers, was employed by the brokerage firm that handled the transaction and received $145,710 as a commission in connection with the transaction. Mr. Pellerito did not have a financial interest in the brokerage firm involved in the transaction nor did he receive any portion of the commission paid to his son.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MARCH 12, 2013

Our 2013 proxy statement, the Company's Annual Report to Shareholders for the year ended October 31, 2012 (which is not deemed to be part of the official proxy soliciting materials), proxy cards (for Class A Common Stock shareholders and registered Class B Common Stock shareholders) and any amendments to the foregoing materials that are required to be furnished to shareholders are available online at www.proxyvote.com.

For information on how to obtain directions to the Company's 2013 Annual Meeting, please call our Investor Relations department at 1-800-815-9680.

GENERAL

Solicitation

The solicitation of proxies is being made by our Board of Directors on our behalf primarily through the internet and by mail, but directors, officers, employees, and contractors retained by us may also engage in the solicitation of proxies by telephone. The cost of soliciting proxies will be borne by us. In addition, we may reimburse brokers, custodians, nominees and other record holders for their reasonable out-of-pocket expenses in forwarding proxy material to beneficial owners.

Voting

Unless otherwise directed, the persons named in the proxy card(s) intend to vote all shares represented by proxies received by them in favor of the election of the nominees to the Board of Directors of the Company named herein, in favor of the ratification of the selected independent registered public accounting firm, in favor of amending the Certificate of Incorporation to increase the number of authorized shares of Class A Common Stock, in favor of amending the Certificate of Incorporation to increase the number of authorized shares of Class B Common Stock, and in favor of the compensation of the Company's named executive officers, and as recommended by the Board of Directors. All proxies will be voted as specified.

Each share of Class A Common Stock entitles the holder thereof to one vote, and each share of Class B Common Stock entitles the holder thereof to ten votes (except as provided below). Votes of Class A Common Stock and Class B Common Stock will be counted together without regard to class for proposals that require the affirmative vote of the holders of a majority of the votes cast. All votes will be certified by the Inspectors of Election, who are employees of the Company. Abstentions and broker non-votes will have no effect on the vote for proposal one and proposal five because such shares are not considered votes cast. Abstentions will have no effect on the vote for proposals two, three and four because such shares are not considered votes cast. Brokers may vote shares with respect to proposals two, three and four in the absence of client instructions and thus there will be no broker non-votes with respect to proposals two, three and four.

Notwithstanding the foregoing, the Company's Certificate of Incorporation provides that each share of Class B Common Stock held, to the extent of the Company's knowledge, in nominee name by a stockbroker, bank or otherwise will be entitled to only one vote per share unless the Company is satisfied that such shares have been held continuously, since the date of issuance, for the benefit or account of the same named beneficial owner of such shares (as defined in the Certificate of Incorporation) or any Permitted Transferee (as defined in the Certificate of Incorporation). Beneficial owners of shares of Class B Common Stock held in nominee name wishing to cast ten votes for each share of such stock must properly complete their voting instruction card, which is specially designed for beneficial owners of Class B Common Stock. The Company has also supplied nominee holders of Class B Common Stock with instructions and specially designed proxy cards to accommodate the voting of the Class B Common Stock. In accordance with the Company's Certificate of Incorporation, shares of Class B Common Stock held in nominee name will be entitled to ten votes per share only if the beneficial owner voting instruction card and the nominee proxy card relating to such shares is properly completed, mailed, and received not less than 3 nor more than 20 business days prior to March 12, 2013. Proxy cards should be mailed to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, N.Y. 11717.

Additional Matters

Management does not intend to present any business at the meeting other than that set forth in the accompanying Notice of Annual Meeting of Shareholders, and it has no information that others will attempt to do so. If other matters requiring the vote of shareholders properly come before the meeting and any adjournments or postponements thereof, it is the intention of the persons named in the proxy cards to vote the shares represented by the proxies held by them in accordance with their judgment on such matters.

SHAREHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING

Under the SEC's rules and regulations, any stockholder desiring to submit a proposal to be included in our 2014 proxy statement must submit such proposal to us at our principal executive offices to the attention of our Secretary no later than the close of business on September 28, 2013.

Our restated bylaws require timely notice of business to be brought before a shareholders' meeting, including nominations of persons for election as directors. To be timely, a stockholder's notice must be delivered to our Secretary at our principal executive offices not earlier than 120 days prior to the first anniversary of the 2013 Annual Meeting (November 12, 2013) but not later than 90 days prior to such anniversary date (December 12, 2013), provided, however, that in the event that the date of the 2014 annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Our restated bylaws have other requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders' meeting.

By Order of the Board of Directors
HOVNANIAN ENTERPRISES, INC.

Red Bank, New Jersey
January 28, 2013

To our shareholders and associates

After the most severe and prolonged downturn that the U.S. homebuilding industry has ever experienced, the industry is finally in a period of modest recovery. Preliminary data for 2012 annual U.S. housing starts of 780,000 represent a 28.1% increase over the previous year. Record low interest rates, attractive home prices, and a lower supply of existing homes for sale, combined with modest economic improvements, are all helping drive the housing recovery.

Throughout fiscal 2012, our operating performance improved steadily. After five consecutive years of revenue declines, we reported a 30.9% increase in total revenues to $1.5 billion for fiscal 2012 compared to $1.1 billion for fiscal 2011. Home deliveries, including unconsolidated joint ventures, were up 27.0% in fiscal 2012, to 5,356 homes compared with 4,216 homes during 2011. At the same time, we reported a year-over-year 220 basis point improvement in homebuilding gross margin percentage to 17.8%.

The combination of increased home deliveries and higher average home prices generated top line revenue growth, which allowed us to leverage the fixed costs of our operating platform. As a result, during 2012 we reduced both our total SG&A costs and interest expenses as a percent of total revenues compared to 2011 from 18.6% to 12.8% and from 15.1% to 10.3%, respectively. The significant improvements in these metrics puts us on a pathway to return to sustained profitability.

The fourth quarter of 2012 was our sixth sequential quarterly improvement in homebuilding gross margin percentage. Over this time, homebuilding gross margin percentage increased by 350 basis points. We expect our gross margin percentage to gradually improve to a normalized 20% to 21% range. Assuming home prices keep pace with any cost increases for labor or materials, we expect to achieve this margin improvement as we continue to deliver more homes in communities recently purchased at land prices near the bottom of this real estate cycle.

The cumulative result of all of these positive trends is that we significantly reduced our pre-tax loss in fiscal 2012. For the fourth quarter of 2012, we reported our first quarterly profit before taxes, land-related charges and debt-related charges since the first quarter of 2007.

The improvements in our operating results are partially a result of an increasing sales pace. The number of net contracts, including unconsolidated joint ventures, increased 30.1% to 5,838 homes during fiscal 2012 compared with 4,488 homes during fiscal 2011. For the full fiscal 2012 year, net contracts per active selling community increased to 28.1, a 31.9% increase over the prior year. The improvement in sales pace has led to a 34.4% year-over-year increase in the dollar amount of contract backlog to $742.2 million at the end of fiscal 2012, which assuming stable market conditions, should lead to quarterly revenue growth in each quarter of fiscal 2013 compared to the same quarter of fiscal 2012.

In order to maintain a level of sustainable profitability, it is imperative for us to continue to grow the top line. This can come from increased deliveries per community, increased average home prices, increased community count or a combination thereof. We continue to look for new land parcels that meet our underwriting criteria in each of our markets. Since January of 2009, we have controlled 21,900 new lots, including 4,200 additional lots during the second half of 2012. We remain committed to our disciplined underwriting methodology that targets a 25% or higher internal rate of return based on then current home prices and sales paces.

We continue to pursue land acquisition strategies that minimize our capital investment and reduce the risks of owning land. During 2012, we were pleased to announce that we entered into a land banking arrangement with GSO Capital Partners, LP, the credit arm of the Blackstone Group, for up to $250 million of total acquisition and future development costs. We have already filled roughly half of our $250 million land banking arrangement with GSO and expect to fill the remainder during fiscal 2013.

At the end of fiscal 2012, we refinanced $797 million of secured debt at a lower interest rate, which reduces our annual cash interest expense by about $17 million. The refinancing also extended the maturity of $577 million of the refinanced debt from 2016 until fiscal 2020 and extended the maturity of the remaining $220 million of the refinanced debt from 2016 until fiscal 2021.

Since the end of fiscal 2008, we have reduced the principal amount of our debt by more than $960 million. We remain confident that we can either refinance or pay off at maturity our indebtedness maturing between 2014 and 2017 while simultaneously maintaining sufficient liquidity to invest in new land parcels for future growth.

We feel good about our current liquidity. After spending $363.8 million on land and land development during fiscal 2012, we ended fiscal 2012 with $289.0 million in homebuilding cash, including $30.7 million of cash used to collateralize letters of credit. Our cash position of $289.0 million at the end of the year exceeds our cash target range of $170 million to $245 million. When you combine our cash balance with the additional liquidity provided by our recently increased land banking arrangement with GSO, we believe that we will be able to evaluate and actively pursue attractive land deals in our markets. If we find sufficient new land parcels that meet our underwriting criteria, we are comfortable managing our cash at the lower end of our cash target range.

As we look forward, the long-term demographics remain encouraging. The U.S. population and in turn household formations are expected to increase over the short to intermediate term. We are optimistic that we will be able to capitalize on these trends.

2012 was a year of significant progress for our Company, which would not have been possible without the commitment of our associates. While the downturn was painful, the improvements we made in so many facets of our business are paying off. Even more importantly, we are optimistic about 2013 and beyond, as we are focused on returning our Company to profitability. With the continued support of our associates and stakeholders, we continue our pursuit of becoming the best homebuilder in the nation.



Ara K. Hovnanian
Chairman of the Board, President and Chief Executive Officer

Communities Under Development

(Dollars In Thousands Except Average Price)
(Unaudited)

	Net Contracts[1]			Deliveries			Contract Backlog		
	Twelve Months Ended October 31,						October 31,		
	2012	2011	% Change	2012	2011	% Change	2012	2011	% Change
Northeast									
Home	463	449	3.1%	505	399	26.6%	264	265	(0.4)%
Dollars	$ 225,168	$ 191,270	17.7%	$ 218,396	$ 179,866	21.4%	$ 115,416	$ 108,645	6.2%
Avg. Price	$ 486,324	$ 425,991	14.2%	$ 432,467	$ 450,792	(4.1)%	$ 437,182	$ 409,981	6.6%
Mid-Atlantic									
Home	590	616	(4.2)%	649	524	23.9%	266	325	(18.2)%
Dollars	$ 250,350	$ 238,143	5.1%	$ 268,880	$ 199,061	35.1%	$ 118,773	$ 137,303	(13.5)%
Avg. Price	$ 424,322	$ 386,596	9.8%	$ 414,299	$ 379,887	9.1%	$ 446,515	$ 422,471	5.7%
Midwest									
Home	678	364	86.3%	477	360	32.5%	427	226	88.9%
Dollars	$ 157,385	$ 74,988	109.9%	$ 106,539	$ 70,465	51.2%	$ 95,716	$ 44,870	113.3%
Avg. Price	$ 232,132	$ 206,011	12.7%	$ 223,352	$ 195,736	14.1%	$ 224,159	$ 198,540	12.9%
Southeast									
Home	593	381	55.6%	482	339	42.2%	235	124	89.5%
Dollars	$ 145,963	$ 88,061	65.8%	$ 113,347	$ 79,146	43.2%	$ 62,696	$ 30,080	108.4%
Avg. Price	$ 246,143	$ 231,131	6.5%	$ 235,160	$ 233,469	0.7%	$ 266,791	$ 242,581	10.0%
Southwest									
Home	2,178	1,720	26.6%	2,003	1,726	16.0%	506	331	52.9%
Dollars	$ 590,208	$ 404,715	45.8%	$ 515,757	$ 418,631	23.2%	$ 160,840	$ 86,388	86.2%
Avg. Price	$ 270,986	$ 235,299	15.2%	$ 257,492	$ 242,544	6.2%	$ 317,866	$ 260,991	21.8%
West									
Home	635	493	28.8%	560	484	15.7%	191	116	64.7%
Dollars	$ 228,624	$ 132,608	72.4%	$ 182,661	$ 125,305	45.8%	$ 78,877	$ 32,914	139.6%
Avg. Price	$ 360,038	$ 268,982	33.9%	$ 326,180	$ 258,895	26.0%	$ 412,969	$ 283,741	45.5%
Consolidated Total									
Home	5,137	4,023	27.7%	4,676	3,832	22.0%	1,889	1,387	36.2%
Dollars	$ 1,597,698	$ 1,129,785	41.4%	$ 1,405,580	$ 1,072,474	31.1%	$ 632,318	$ 440,200	43.6%
Avg. Price	$ 311,018	$ 280,831	10.7%	$ 300,595	$ 279,873	7.4%	$ 334,737	$ 317,376	5.5%
Unconsolidated Joint Ventures									
Home	701	465	50.8%	680	384	77.1%	256	276	(7.2)%
Dollars	$ 318,409	$ 201,817	57.8%	$ 320,657	$ 172,343	86.1%	$ 109,905	$ 112,154	(2.0)%
Avg. Price	$ 454,221	$ 434,015	4.7%	$ 471,554	$ 448,810	5.1%	$ 429,316	$ 406,355	5.7%
Total									
Home	5,838	4,488	30.1%	5,356	4,216	27.0%	2,145	1,663	29.0%
Dollars	$ 1,916,107	$ 1,331,602	43.9%	$ 1,726,237	$ 1,244,817	38.7%	$ 742,223	$ 552,354	34.4%
Avg. Price	$ 328,213	$ 296,703	10.6%	$ 322,300	$ 295,260	9.2%	$ 346,025	$ 332,143	4.2%

DELIVERIES INCLUDE EXTRAS

Note:
(1) Net contracts are defined as new contracts signed during the period for the purchase of homes, less cancellations of prior contracts.

Note: All statements in this Annual Report that are not historical facts should be considered as "forward-looking statements" within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although we believe that our plans, intentions and expectations reflected in, or suggested by, such forward looking statements are reasonable, we can give no assurance that such plans, intentions, or expectations will be achieved. Such risks, uncertainties and other factors include, but are not limited to, (1) changes in general and local economic and industry and business conditions and impacts of the sustained homebuilding downturn, (2) adverse weather and other environmental conditions and natural disasters, (3) changes in market conditions and seasonality of the Company's business, (4) changes in home prices and sales activity in the markets where the Company builds homes, (5) government regulation, including regulations concerning development of land, the home building, sales and customer financing processes, tax laws, and the environment, (6) fluctuations in interest rates and the availability of mortgage financing, (7) shortages in, and price fluctuations of, raw materials and labor, (8) the availability and cost of suitable land and improved lots, (9) levels of competition, (10) availability of financing to the Company, (11) utility shortages and outages or rate fluctuations, (12) levels of indebtedness and restrictions on the Company's operations and activities imposed by the agreements governing the Company's outstanding indebtedness, (13) the Company's sources of liquidity, (14) changes in credit ratings, (15) availability of net operating loss carryforwards, (16) operations through joint ventures with third parties, (17) product liability litigation, warranty claims and claims by mortgage investors, (18) successful identification and integration of acquisitions, (19) significant influence of the Company's controlling stockholders, (20) changes in tax laws affecting the after-tax costs of owning a home, (21) geopolitical risks, terrorist acts and other acts of war, and (22) other factors described in detail in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2012. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Five-Year Financial Review

(In Thousands Except Number of Homes and Per-Share Data)	Years Ended October 31, 2012	2011	2010	2009	2008
Statement of Operations Data:					
Total Revenues	$ 1,485,353	$ 1,134,907	$ 1,371,842	$ 1,596,290	$ 3,308,111
Inventory Impairment Loss and Land Option Write-Offs	$ 12,530	$ 101,749	$ 135,699	$ 659,475	$ 710,120
Income (Loss) from Unconsolidated Joint Ventures	$ 5,401	$ (8,958)	$ 956	$ (46,041)	$ (36,600)
Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt [1]	$ (54,958)	$ (194,078)	$ (184,630)	$ (379,118)	$ (391,323)
Loss Before Income Taxes	$ (101,248)	$ (291,588)	$ (295,282)	$ (672,019)	$ (1,168,048)
Net (Loss) Income	$ (66,197)	$ (286,087)	$ 2,588	$ (716,712)	$ (1,124,590)
Net (Loss) Income Per Common Share:					
Diluted	$ (0.52)	$ (2.85)	$ 0.03	$ (9.16)	$ (16.04)
Weighted Average Number of Common Shares Outstanding	126,350	100,444	79,683	78,238	70,131
Balance Sheet Data:					
Cash and Restricted Cash	$ 337,434	$ 328,358	$ 480,185	$ 584,020	$ 856,385
Total Inventories	$ 981,466	$ 968,112	$ 1,001,940	$ 1,109,913	$ 2,159,082
Total Assets	$ 1,684,250	$ 1,602,180	$ 1,817,560	$ 2,024,577	$ 3,637,322
Total Recourse Debt	$ 1,542,196	$ 1,602,770	$ 1,616,347	$ 1,751,701	$ 2,505,805
Total Non-Recourse Debt	$ 57,077	$ 45,869	$ 24,970	$ 21,507	$ 23,122
Total (Deficit) Equity	$ (485,345)	$ (496,602)	$ (337,938)	$ (348,868)	$ 330,264
Supplemental Financial Data:					
Adjusted EBIT [2]	$ 97,475	$ (25,522)	$ (2,271)	$ (222,260)	$ (281,592)
Adjusted EBITDA [2]	$ 107,411	$ (12,204)	$ 13,615	$ (197,757)	$ (222,320)
Net Cash (Used in) Provided by Operating Activities	$ (66,998)	$ (207,415)	$ 32,487	$ (29,728)	$ 462,066
Interest Incurred	$ 147,048	$ 156,998	$ 154,307	$ 194,702	$ 190,801
Adjusted EBITDA/Interest Incurred	0.73x	N/A	0.09x	N/A	N/A
Financial Statistics:					
Average Net Debt/Capitalization [3]	156.9%	143.4%	121.7%	98.5%	68.9%
Homebuilding Inventory Turnover [4]	1.3x	1.0x	1.2x	1.0x	1.2x
Homebuilding Gross Margin [5]	17.8%	15.6%	16.8%	9.2%	6.7%
Adjusted EBITDA Margin [6]	7.2%	N/A	1.0%	N/A	N/A
Operating Statistics:					
Net Sales Contracts – Homes	5,137	4,023	4,206	5,227	6,546
Net Sales Contracts – Dollars	$ 1,597,698	$ 1,129,785	$ 1,117,792	$ 1,428,307	$ 1,873,795
Deliveries – Homes	4,676	3,832	4,729	5,362	10,577
Deliveries – Dollars	$ 1,405,580	$ 1,072,474	$ 1,327,499	$ 1,522,469	$ 3,177,853
Backlog – Homes	1,889	1,387	1,249	1,772	1,907
Backlog – Dollars	$ 632,318	$ 440,200	$ 370,779	$ 559,553	$ 646,187

[1] Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt is not a financial measure calculated in accordance with generally accepted accounting principals (GAAP). The most directly comparable GAAP financial measure is Loss Before Income Taxes. The reconciliation of Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt to Loss Before Income Taxes is presented on page 5 of this Annual Report. Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt should be considered in addition to, but not as a substitute for, Loss Before Income Taxes, Net (Loss) Income and other measures of financial performance prepared in accordance with GAAP that are presented on the financial statements included in the Company's reports filed with the Securities and Exchange Commission (SEC). Additionally, the Company's calculation of Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt may be different than the calculation used by other companies, and, therefore, comparability may be affected.
[2] Adjusted EBIT and Adjusted EBITDA are non-GAAP financial measures. The most directly comparable GAAP financial measure is Net (Loss) Income. The reconciliation of Adjusted EBIT and Adjusted EBITDA to Net (Loss) Income is presented on page 5 of this Annual Report. Adjusted EBIT and Adjusted EBITDA should be considered in addition to, but not as a substitute for, (Loss) Income Before Income Taxes, Net (Loss) Income, Cash Flow (Used In) Provided By Operating Activities and other measures of financial performance and liquidity prepared in accordance with GAAP that are presented on the financial statements included in the Company's reports filed with the SEC. Additionally, the Company's calculation of Adjusted EBIT and Adjusted EBITDA may be different than the calculation used by other companies, and, therefore, comparability may be affected.
[3] Debt excludes CMOs, mortgage warehouse debt and non-recourse debt and is net of cash balances. Capitalization includes debt, as previously defined, and total (deficit) equity. Calculated based on a five quarter average.
[4] Derived by dividing total home and land cost of sales by the two-year average homebuilding inventory, excluding inventory not owned.
[5] Excludes interest related to homes sold.
[6] Adjusted EBITDA Margin is derived by dividing Adjusted EBITDA by Total Revenues.

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes included elsewhere in this Annual Report.

Reconciliation of Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt to Loss Before Income Taxes:

	Years Ended October 31,				
(Dollars In Thousands)	2012	2011	2010	2009	2008
Loss Before Income Taxes	$ (101,248)	$ (291,588)	$ (295,282)	$ (672,019)	$ (1,168,048)
Inventory Impairment Loss and Land Option Write-Offs	12,530	101,749	135,699	659,475	710,120
Expenses Associated with the Debt Exchange Offer	4,694	–	–	–	–
Goodwill and Definite Life Intangible Impairments	–	–	–	–	35,363
Unconsolidated Joint Venture Investment, Intangible and Land-Related Charges	–	3,289	–	43,611	31,242
Loss (Gain) on Extinguishment of Debt	29,066	(7,528)	(25,047)	(410,185)	–
Loss Before Income Taxes Excluding Land-Related Charges, Expenses Associated with the Debt Exchange Offer, Intangible Impairments and Loss (Gain) on Extinguishment of Debt	$ (54,958)	$ (194,078)	$ (184,630)	$ (379,118)	$ (391,323)

Reconciliation of Adjusted EBIT and Adjusted EBITDA to Net (Loss) Income:

	Years Ended October 31,				
(Dollars In Thousands)	2012	2011	2010	2009	2008
Net (Loss) Income	$ (66,197)	$ (286,087)	$ 2,588	$ (716,712)	$ (1,124,590)
Income Tax (Benefit) Provision	(35,051)	(5,501)	(297,870)	44,693	(43,458)
Interest Expense	152,433	171,845	182,359	200,469	176,336
EBIT	51,185	(119,743)	(112,923)	(471,550)	(991,712)
Inventory Impairment Loss and Land Option Write-offs	12,530	101,749	135,699	659,475	710,120
Expenses Associated with the Debt Exchange Offer	4,694	–	–	–	–
Loss (Gain) on Extinguishment of Debt	29,066	(7,528)	(25,047)	(410,185)	–
Adjusted EBIT	$ 97,475	$ (25,522)	$ (2,271)	$ (222,260)	$ (281,592)
EBIT	$ 51,185	$ (119,743)	$ (112,923)	$ (471,550)	$ (991,712)
Depreciation	6,223	9,340	12,576	18,527	18,426
Amortization of Debt Costs	3,713	3,978	3,310	5,976	3,963
Amortization and Impairment of Intangibles and Goodwill	–	–	–	–	36,883
EBITDA	61,121	(106,425)	(97,037)	(447,047)	(932,440)
Inventory Impairment Loss and Land Option Write-offs	12,530	101,749	135,699	659,475	710,120
Expenses Associated with the Debt Exchange Offer	4,694	–	–	–	–
Loss (Gain) on Extinguishment of Debt	29,066	(7,528)	(25,047)	(410,185)	–
Adjusted EBITDA	$ 107,411	$ (12,204)	$ 13,615	$ (197,757)	$ (222,320)

(This page has been left blank intentionally.)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended OCTOBER 31, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8551

Hovnanian Enterprises, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**22-1851059**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
110 West Front Street, P.O. Box 500, Red Bank, N.J.	**07701**
(Address of Principal Executive Offices)	(Zip Code)

732-747-7800
(Registrant's Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $.01 par value per share	New York Stock Exchange
7.25% Tangible Equity Units	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
Depositary Shares, each representing 1/1,000th of a share of 7.625% Series A Preferred Stock	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
Class B Common Stock, $.01 par value per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ NonAccelerated Filer ☐ Smaller Reporting Company ☐
(Do Not Check if a smaller reporting Company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and nonvoting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity as of April 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) was $200,205,968.

As of the close of business on December 14, 2012, there were outstanding 119,833,294 shares of the Registrant's Class A Common Stock and 14,658,353 shares of its Class B Common Stock.

HOVNANIAN ENTERPRISES, INC.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III — Those portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with registrant's annual meeting of stockholders to be held on March 12, 2013, which are responsive to those parts of Part III, Items 10, 11, 12, 13, and 14 as identified herein.

FORM 10-K
TABLE OF CONTENTS

(This page has been left blank intentionally.)

Part I

ITEM 1

BUSINESS

Business Overview

We design, construct, market, and sell single-family detached homes, attached townhomes and condominiums, urban infill and active adult homes in planned residential developments and are one of the nation's largest builders of residential homes. Founded in 1959 by Kevork Hovnanian, Hovnanian Enterprises, Inc. (the "Company", "we", "us" or "our") was incorporated in New Jersey in 1967 and reincorporated in Delaware in 1983. Since the incorporation of our predecessor company and including unconsolidated joint ventures, we have delivered in excess of 300,000 homes, including 5,356 homes in fiscal 2012. The Company consists of two distinct operations: homebuilding and financial services. Our homebuilding operations consist of six segments: Northeast, Mid-Atlantic, Midwest, Southeast, Southwest and West. Our financial services operations provide mortgage loans and title services to the customers of our homebuilding operations.

We are currently, excluding unconsolidated joint ventures, offering homes for sale in 172 communities in 37 markets in 16 states throughout the United States. We market and build homes for first-time buyers, first-time and second-time move-up buyers, luxury buyers, active adult buyers, and empty nesters. We offer a variety of home styles at base prices ranging from $68,652 (low income housing) to $1,067,000 with an average sales price, including options, of $301,000 nationwide in fiscal 2012.

Our operations span all significant aspects of the home-buying process – from design, construction, and sale, to mortgage origination and title services.

The following is a summary of our growth history:

1959 - Founded by Kevork Hovnanian as a New Jersey homebuilder.

1983 - Completed initial public offering.

1986 - Entered the North Carolina market through the investment in New Fortis Homes.

1992 - Entered the greater Washington, D.C. market.

1994 - Entered the Coastal Southern California market.

1998 - Expanded in the greater Washington, D.C. market through the acquisition of P.C. Homes.

1999 - Entered the Dallas, Texas market through our acquisition of Goodman Homes. Further diversified and strengthened our position as New Jersey's largest homebuilder through the acquisition of Matzel & Mumford.

2001 - Continued expansion in the greater Washington D.C. and North Carolina markets through the acquisition of Washington Homes. This acquisition further strengthened our operations in each of these markets.

2002 - Entered the Central Valley market in Northern California and Inland Empire region of Southern California through the acquisition of Forecast Homes.

2003 - Expanded operations in Texas and entered the Houston market through the acquisition of Parkside Homes and Brighton Homes. Entered the greater Ohio market through our acquisition of Summit Homes and entered the greater metro Phoenix market through our acquisition of Great Western Homes.

2004 - Entered the greater Tampa, Florida market through the acquisition of Windward Homes and started operations in the Minneapolis/St. Paul, Minnesota market.

2005 - Entered the Orlando, Florida market through our acquisition of Cambridge Homes and entered the greater Chicago, Illinois market and expanded our position in Florida and Minnesota through the acquisition of the operations of Town & Country Homes, which occurred concurrently with our entering into a joint venture with affiliates of Blackstone Real Estate Advisors to own and develop Town & Country's existing residential communities. We also entered the Fort Myers market through the acquisition of First Home Builders of Florida, and the Cleveland, Ohio market through the acquisition of Oster Homes.

2006 - Entered the coastal markets of South Carolina and Georgia through the acquisition of Craftbuilt Homes.

Geographic Breakdown of Markets by Segment

Hovnanian markets and builds homes that are constructed in 18 of the nation's top 50 housing markets. We segregate our homebuilding operations geographically into the following six segments:

Northeast: New Jersey and Pennsylvania

Mid-Atlantic: Delaware, Maryland, Virginia, West Virginia, and Washington, D.C.

Midwest: Illinois, Minnesota, and Ohio

Southeast: Florida, Georgia, North Carolina, and South Carolina

Southwest: Arizona and Texas

West: California

For financial information about our segments, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 11 to the Consolidated Financial Statements.

Employees

We employed approximately 1,565 full-time employees (whom we refer to as associates) as of October 31, 2012.

Corporate Offices and Available Information

Our corporate offices are located at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701, our telephone number is 732-747-7800, and our Internet web site address is www.khov.com. Information available on or through our web site is not a part of this Form 10-K. We make available through our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(d) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed with, or furnished to, the Securities and Exchange Commission (SEC). Copies of the Company's Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports are available free of charge upon request. Any materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Business Strategies

Although new home demand remains at historically low levels, during fiscal 2012, we began to see the homebuilding market improve resulting in our higher revenues and gross margins, as well as increased contracts and deliveries. Prior to fiscal 2012, the homebuilding market had been in a prolonged downturn. Consequently, our primary focus while market conditions have been weak over the past several years has been to strengthen our financial condition by reducing inventories of homes and land, controlling and reducing construction and overhead costs, maximizing cash flows, reducing outstanding debt, and maintaining strong liquidity. A few years into the downturn, in 2009, we began to see opportunities to purchase land at prices and terms that made economic sense in light of our sales prices and sales paces. As a result, since early 2009 we have been more active in purchasing or putting under option new properties that meet or exceed our internal rate of return investment requirements. In order to return to profitability, we will need to continue purchasing new land that will generate good investment returns and drive greater operating efficiencies, as well as control expenses commensurate with our level of deliveries.

In addition to our current focus on maintaining strong liquidity and evaluating new investment opportunities, we will continue to focus on our historic key business strategies. We believe that these strategies separate us from our competitors in the residential homebuilding industry and the adoption, implementation, and adherence to these principles will continue to benefit our business.

Our goal is to become a significant builder in each of the selected markets in which we operate, which will enable us to achieve powers and economies of scale and differentiate ourselves from most of our competitors.

We offer a broad product array to provide housing to a wide range of customers. Our customers consist of first-time buyers, first-time and second-time move-up buyers, luxury buyers, active adult buyers, and empty nesters. Our diverse product array includes single-family detached homes, attached townhomes and condominiums, urban infill, and active adult homes.

We are committed to customer satisfaction and quality in the homes that we build. We recognize that our future success rests in the ability to deliver quality homes to satisfied customers. We seek to expand our commitment to customer service through a variety of quality initiatives. In addition, our focus remains on attracting and developing quality associates. We use several leadership development and mentoring programs to identify key individuals and prepare them for positions of greater responsibility within our Company.

We focus on achieving high return on invested capital. Each new community is evaluated based on its ability to meet or exceed internal rate of return requirements. Our belief is that the best way to create lasting value for our shareholders is through a strong focus on return on invested capital.

We prefer to use a risk-averse land strategy. We attempt to acquire land with a minimum cash investment and negotiate takedown options, thereby limiting the financial exposure to the amounts invested in property and predevelopment costs. This approach significantly reduces our risk and generally allows us to obtain necessary development approvals before acquisition of the land.

We enter into homebuilding and land development joint ventures from time to time as a means of controlling lot positions, expanding our market opportunities, establishing strategic alliances, reducing our risk profile, leveraging our capital base, and enhancing our returns on capital. Our homebuilding joint ventures are generally entered into with third-party investors to develop land and construct homes that are sold directly to homebuyers. Our land development joint ventures include those with developers and other homebuilders, as well as financial investors to develop finished lots for sale to the joint venture's members or other third parties.

We manage our financial services operations to better serve all of our homebuyers. Our current mortgage financing and title service operations enhance our contact with customers and allow us to coordinate the home-buying experience from beginning to end.

Operating Policies and Procedures

We attempt to reduce the effect of certain risks inherent in the housing industry through the following policies and procedures:

Training - Our training is designed to provide our associates with the knowledge, attitudes, skills, and habits necessary to succeed in their jobs. Our training department regularly conducts online or webinar training in sales, construction, administration, and managerial skills.

Land Acquisition, Planning, and Development - Before entering into a contract to acquire land, we complete extensive comparative studies and analyses which assist us in evaluating the economic feasibility of such land acquisition. We generally follow a policy of acquiring options to purchase land for future community developments.

- Where possible, we acquire land for future development through the use of land options which need not be exercised before the completion of the regulatory approval process. We attempt to structure these options with flexible takedown schedules rather than with an obligation to take down the entire parcel upon receiving regulatory approval. If we are unable to negotiate flexible takedown schedules, we will buy parcels in a single bulk purchase. Additionally, we purchase improved lots in certain markets by acquiring a small number of improved lots with an option on additional lots. This allows us to minimize the economic costs and risks of carrying a large land inventory, while maintaining our ability to commence new developments during favorable market periods.

- Our option and purchase agreements are typically subject to numerous conditions, including, but not limited to, our ability to obtain necessary governmental approvals for the proposed community. Generally, the deposit on the agreement will be returned to us if all approvals are not obtained, although predevelopment costs may not be recoverable. By paying an additional and nonrefundable deposit, we have the right to extend a significant number of our options for varying periods of time. In most instances, we have the right to cancel any of our land option agreements by forfeiture of our deposit on the agreement. In fiscal 2012, 2011 and 2010, rather than purchase additional lots in underperforming communities, we took advantage of this right and walked away from 2,134 lots, 6,983 lots, and 3,102 lots, respectively, out of 13,552 total lots, 16,896 total lots, and 17,481 total lots, respectively, under option, resulting in pretax charges of $2.7 million, $24.3 million, and $13.2 million, respectively.

Design - Our residential communities are generally located in suburban areas easily accessible through public and/or personal transportation. Our communities are designed as neighborhoods that fit existing land characteristics. We strive to create diversity within the overall planned community by offering a mix of homes with differing architecture, textures, and colors. Recreational amenities such as swimming pools, tennis courts, clubhouses, open areas, and tot lots are frequently included.

Construction - We design and supervise the development and building of our communities. Our homes are constructed according to standardized prototypes which are designed and engineered to provide innovative product design while attempting to minimize costs of construction. We generally employ subcontractors for the installation of site improvements and construction of homes. Agreements with subcontractors are generally short term and provide for a fixed price for labor and materials. We rigorously control costs through the use of computerized monitoring systems.

Because of the risks involved in speculative building, our general policy is to construct an attached condominium or townhouse building only after signing contracts for the sale of at least 50% of the homes in that building. A majority of our single family detached homes are constructed after the signing of a sales contract and mortgage approval has been obtained. This limits the buildup of inventory of unsold homes and the costs of maintaining and carrying that inventory.

Materials and Subcontractors - We attempt to maintain efficient operations by utilizing standardized materials available from a variety of sources. In addition, we generally contract with subcontractors to construct our homes. We have reduced construction and administrative costs by consolidating the number of vendors serving certain markets and by executing national purchasing contracts with select vendors. In recent years, we have experienced no significant construction delays due to shortage of materials or labor; however, we cannot predict the extent to which shortages in necessary materials or labor may occur in the future.

Marketing and Sales - Our residential communities are sold principally through on-site sales offices. In order to respond to our customers' needs and trends in housing design, we rely upon our internal market research group to analyze information gathered from, among other sources, buyer profiles, exit interviews at model sites, focus groups, and demographic databases. We make use of newspaper, radio, television, internet, magazine, our web site, billboard, video and direct mail advertising, special and promotional events, illustrated brochures, and full-sized and scale model homes in our comprehensive marketing program. In addition, we have home design galleries in our Florida, Illinois, New Jersey, North Carolina and Virginia markets, which offer a wide range of customer options to satisfy individual customer tastes.

Customer Service and Quality Control - In many of our markets, associates are responsible for customer service and pre-closing quality control inspections as well as responding to post-closing customer needs. Prior to closing, each home is inspected and any necessary completion work is undertaken by us. Our homes are enrolled in a standard limited warranty program which, in general, provides a homebuyer with a one-year warranty for the home's materials and workmanship, a two-year warranty for the home's heating, cooling, ventilating, electrical, and plumbing systems, and a

10 year warranty for major structural defects. All of the warranties contain standard exceptions, including, but not limited to, damage caused by the customer.

Customer Financing - We sell our homes to customers who generally finance their purchases through mortgages. Our financial services segment provides our customers with competitive financing and coordinates and expedites the loan origination transaction through the steps of loan application, loan approval, and closing and title services. We originate loans in Arizona, California, Delaware, Florida, Georgia, Illinois, Maryland, Minnesota, New Jersey, North Carolina, Pennsylvania, South Carolina, Texas, Virginia and Washington, D.C. We believe that our ability to offer financing to customers on competitive terms as a part of the sales process is an important factor in completing sales.

During the year ended October 31, 2012, for the markets in which our mortgage subsidiaries originated loans, 14.6% of our homebuyers paid in cash and 75.9% of our noncash homebuyers obtained mortgages from our mortgage banking subsidiary. The loans we originated in fiscal 2012 were 41.7% Federal Housing Administration/Veterans Affairs (FHA/VA), 55.3% prime, and 3.0% United States Department of Agriculture.

We customarily sell virtually all of the loans and loan-servicing rights that we originate within a short period of time. Loans are sold either individually or against forward commitments to institutional investors, including banks, mortgage banking firms, and savings and loan associations.

Residential Development Activities

Our residential development activities include site planning and engineering, obtaining environmental and other regulatory approvals and constructing roads, sewer, water, and drainage facilities, recreational facilities and other amenities and marketing and selling homes. These activities are performed by our associates, together with independent architects, consultants, and contractors. Our associates also carry out long-term planning of communities. A residential development generally includes single-family detached homes and/or a number of residential buildings containing from two to 24 individual homes per building, together with amenities such as club houses, swimming pools, tennis courts, tot lots, and open areas.

Current base prices for our homes in contract backlog at October 31, 2012, range from $68,652 (low income housing) to $1,067,000 in the Northeast, from $174,990 to $1,032,195 in the Mid-Atlantic, from $89,000 to $547,650 in the Midwest, from $74,900 to $749,700 in the Southeast, from $101,625 to $800,990 in the Southwest, and from $104,294 to $835,000 in the West. Closings generally occur and are typically reflected in revenues within 12 months of when sales contracts are signed.

Information on homes delivered by segment for the year ended October 31, 2012, is set forth below:

(Housing revenue in thousands)	**Housing Revenues**	**Homes Delivered**	**Average Price**
Northeast	$ 218,396	505	$ 432,467
Mid-Atlantic	268,880	649	414,299
Midwest	106,539	477	223,352
Southeast	113,347	482	235,160
Southwest	515,757	2,003	257,492
West	182,661	560	326,180
Consolidated total	$ 1,405,580	4,676	$ 300,595
Unconsolidated joint ventures	320,657	680	471,554
Total including unconsolidated joint ventures	$ 1,726,237	5,356	$ 322,300

The value of our net sales contracts, excluding unconsolidated joint ventures, increased to $1.6 billion from $1.1 billion for the years ended October 31, 2012 and 2011, respectively. The number of homes contracted increased to 5,137 in 2012 from 4,023 in 2011. The increase in the number of homes contracted occurred despite the number of open-for-sale communities decreasing from 192 to 172. We contracted an average of 28.1 homes per average active selling community in 2012 compared to 21.3 homes per active selling community in 2011, demonstrating an increase in sales pace as the homebuilding market has shown signs of improvement.

Information on the value of net sales contracts by segment for the years ended October 31, 2012 and 2011 is set forth below. As a result of the purchase of our partner's interest in one of our unconsolidated joint ventures during fiscal 2012, $18.7 million of net sales contract dollars have been reclassified from the unconsolidated joint venture total to the Northeast segment total.

(Value of net sales contracts in thousands)	2012	2011	Percentage of Change
Northeast	$ 225,168	$ 191,270	17.7%
Mid-Atlantic	250,350	238,143	5.1%
Midwest	157,385	74,988	109.9%
Southeast	145,963	88,061	65.8%
Southwest	590,208	404,715	45.8%
West	228,624	132,608	72.4%
Consolidated total	$ 1,597,698	$ 1,129,785	41.4%
Unconsolidated joint ventures	318,409	201,817	57.8%
Total including unconsolidated joint ventures	$ 1,916,107	$ 1,331,602	43.9%

The following table summarizes our active selling communities under development as of October 31, 2012. The contracted not delivered and remaining homes available in our active selling communities are included in the consolidated total home sites under the total residential real estate chart in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Active Selling Communities

	Communities	Approved Homes	Homes Delivered	Contracted Not Delivered(1)	Remaining Homes Available(2)
Northeast	16	4,774	3,163	264	1,347
Mid-Atlantic	20	3,984	1,759	266	1,959
Midwest	21	3,694	1,435	427	1,832
Southeast	19	2,004	1,156	235	613
Southwest	84	11,783	7,603	506	3,674
West	12	2,796	1,038	191	1,567
Total	172	29,035	16,154	1,889	10,992

(1) Includes 216 home sites under option.

(2) Of the total remaining homes available, 722 were under construction or completed (including 73 models and sales offices) and 5,816 were under option.

Backlog

At October 31, 2012 and 2011, including unconsolidated joint ventures, we had a backlog of signed contracts for 2,145 homes and 1,663 homes, respectively, with sales values aggregating $742.2 million and $552.4 million, respectively. The majority of our backlog at October 31, 2012 is expected to be completed and closed within the next 12 months. At November 30, 2012 and 2011, our backlog of signed contracts, including unconsolidated joint ventures, was 2,138 homes and 1,714 homes, respectively, with sales values aggregating $745.8 million and $567.9 million, respectively.

Sales of our homes typically are made pursuant to a standard sales contract that provides the customer with a statutorily mandated right of rescission for a period ranging up to 15 days after execution. This contract requires a nominal customer deposit at the time of signing. In addition, in the Northeast, and some sections of the Mid-Atlantic and Midwest, we typically obtain an additional 5% to 10% down payment due within 30 to 60 days after signing. The contract may include a financing contingency, which permits customers to cancel their obligation in the event mortgage financing at prevailing interest rates (including financing arranged or provided by us) is unobtainable within the period specified in the contract. This contingency period typically is four to eight weeks following the date of execution of the contract. When housing values decline in certain markets, some customers cancel their contracts and forfeit their deposits. Cancellation rates are discussed further in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." Sales contracts are included in backlog once the sales contract is signed by the customer, which in some cases includes contracts that are in the rescission or cancellation periods. However, revenues from sales of homes are recognized in the Consolidated Statement of Operations, when title to the home is conveyed to the buyer, adequate initial and continuing investment have been received and there is no continued involvement.

Residential Land Inventory in Planning

It is our objective to control a supply of land, primarily through options, whenever possible, consistent with anticipated homebuilding requirements in each of our housing markets. Controlled land (land owned and under option) as of October 31, 2012, exclusive of communities under development described above under "Active Selling Communities" and excluding unconsolidated joint ventures, is summarized in the following table. The proposed developable home sites in communities in planning are included in the 28,019 consolidated total home sites under the total residential real estate table in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 22.

Communities in Planning

(Dollars in thousands)	Number of Proposed Communities	Proposed Developable Home Sites	Total Land Option Price	Book Value
Northeast:				
Under option(1)	10	1,699	$ 94,733	$ 5,834
Owned	13	1,053		106,005
Total	23	2,752		111,839
Mid-Atlantic:				
Under option(1)	12	891	$ 83,776	3,325
Owned	15	2,762		38,062
Total	27	3,653		41,387
Midwest:				
Under option(1)	14	712	$ 29,383	1,234
Owned	3	233		1,075
Total	17	945		2,309
Southeast:				
Under option(1)	11	675	$ 28,338	11,705
Owned	17	656		5,393
Total	28	1,331		17,098
Southwest:				
Under option(1)	27	1,379	$ 99,747	11,661
Owned	3	194		3,646
Total	30	1,573		15,307
West:				
Under option(1)	1	30	$ 12,036	1,265
Owned	33	4,854		29,791
Total	34	4,884		31,056
Totals:				
Under option(1)	75	5,386	$ 348,013	35,024
Owned	84	9,752		183,972
Combined total	159	15,138		$ 218,996

(1) Properties under option also include costs incurred on properties not under option but which are under evaluation. For properties under option, as of October 31, 2012, option fees and deposits aggregated approximately $29.8 million. As of October 31, 2012, we spent an additional $5.2 million in nonrefundable predevelopment costs on such properties.

We either option or acquire improved or unimproved home sites from land developers or other sellers. Under a typical agreement with the land developer, we purchase a minimal number of home sites. The balance of the home sites to be purchased is covered under an option agreement or a nonrecourse purchase agreement. During the declining homebuilding market, we decided to mothball (or stop development on) certain communities where we determined that current market conditions did not justify further investment at that time. When we decide to mothball a community, the inventory is reclassified on our Consolidated Balance Sheet from Sold and unsold homes and lots under development to Land and land options held for future development or sale. See Note 3 to the Consolidated Financial Statements for further discussion on mothballed communities. For additional financial information regarding our homebuilding segments, see Note 11 to the Consolidated Financial Statements.

Raw Materials

The homebuilding industry has from time to time experienced raw material and labor shortages. In particular, shortages and fluctuations in the price of lumber or in other important raw materials could result in delays in the start or completion of or increase the cost of, developing one or more of our residential communities. We attempt to maintain efficient operations by utilizing standardized materials available from a variety of sources. In addition, we generally contract with subcontractors to construct our homes. We have reduced construction and administrative costs by consolidating the number of vendors serving certain markets and by executing national purchasing contracts with select vendors.

Seasonality

Our business is seasonal in nature and, historically, weather-related problems, typically in the fall, late winter and early spring, can delay starts or closings and increase costs.

Competition

Our homebuilding operations are highly competitive. We are among the top 10 homebuilders in the United States in both homebuilding revenues and home deliveries. We compete with numerous real estate developers in each of the geographic areas in which we operate. Our competition ranges from small local builders to larger regional builders to publicly owned builders and developers, some of which have greater sales and financial resources than we do. Previously owned homes and the availability of rental housing provide additional competition. We compete primarily on the basis of reputation, price, location, design, quality, service, and amenities.

Regulation and Environmental Matters

We are subject to various local, state, and federal statutes, ordinances, rules, and regulations concerning zoning, building design, construction, and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular locality. In addition, we are subject to registration and filing requirements in connection with the construction, advertisement, and sale of our communities in certain states and localities in which we operate even if all necessary government approvals have been obtained. We may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums that could be implemented in the future in the states in which we operate. Generally, such moratoriums relate to insufficient water or sewerage facilities or inadequate road capacity.

In addition, some state and local governments in markets where we operate have approved, and others may approve, slow-growth or no-growth initiatives that could negatively affect the availability of land and building opportunities within those areas. Approval of these initiatives could adversely affect our ability to build and sell homes in the affected markets and/or could require the satisfaction of additional administrative and regulatory requirements, which could result in slowing the progress or increasing the costs of our homebuilding operations in these markets. Any such delays or costs could have a negative effect on our future revenues and earnings.

We are also subject to a variety of local, state, federal, and foreign laws and regulations concerning protection of health and the environment ("environmental laws"). The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions, and the present and former uses of the site. These environmental laws may result in delays, may cause us to incur substantial compliance, remediation, and/or other costs, and prohibit or severely restrict development and homebuilding activity. See Item 3 "Legal Proceedings" and Note 18 to the Consolidated Financial Statements.

Despite our past ability to obtain necessary permits and approvals for our communities, we anticipate that increasingly stringent requirements will be imposed on developers and homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. In addition, the continued effectiveness of permits already granted or approvals already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules, and regulations and their interpretation and application.

ITEM 1A
RISK FACTORS

You should carefully consider the following risks in addition to the other information included in this Annual Report on Form 10-K, including the Consolidated Financial Statements and the notes thereto.

The homebuilding industry is significantly affected by changes in general and local economic conditions, real estate markets, and weather and other environmental conditions, which could affect our ability to build homes at prices our customers are willing or able to pay, could reduce profits that may not be recaptured, could result in cancellation of sales contracts, and could affect our liquidity.

The homebuilding industry is cyclical, has from time to time experienced significant difficulties, and is significantly affected by changes in general and local economic conditions such as:

- Employment levels and job growth;
- Availability of financing for home buyers;
- Interest rates;
- Foreclosure rates;
- Inflation;
- Adverse changes in tax laws;
- Consumer confidence;
- Housing demand;
- Population growth; and
- Availability of water supply in locations in which we operate.

Turmoil in the financial markets could affect our liquidity, and we could also be adversely affected by the negative economic impact resulting from the combination of federal income tax increases and government spending restrictions potentially occurring at the end of calendar year 2012 in the U.S. (commonly referred to as the “fiscal cliff”). In addition, our cash balances are primarily invested in short-term government-backed instruments. The remaining cash balances are held at numerous financial institutions and may, at times, exceed insurable amounts. We seek to mitigate this risk by depositing our cash in major financial institutions and diversifying our investments. In addition, our homebuilding operations often require us to obtain letters of credit. We do not have a revolving credit facility. We have certain stand alone letter of credit facilities and agreements pursuant to which our letters of credit are issued. However, we may need additional letters of credit above the amounts provided under these letter of credit facilities and agreements. If we are unable to obtain such additional letters of credit as needed to operate our business, we may be adversely affected.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods, droughts, fires and other environmental conditions can harm the local homebuilding business. For example, our business in Florida was adversely affected in late 2005 and into 2006 due to the effects of Hurricane Wilma on materials and labor availability and pricing. Conversely, Hurricane Ike, which hit Houston in September 2008, did not have an effect on materials and labor availability or pricing, but did affect the volume of home sales in subsequent weeks. In August 2011 and October 2012, Hurricane Irene and Hurricane Sandy, respectively, caused widespread flooding and disruptions on the Atlantic seaboard, which impacted our sales and construction activity in affected markets during that month.

The difficulties described above could cause us to take longer and incur more costs to build our homes. We may not be able to recapture increased costs by raising prices in many cases because we fix our prices up to 12 months in advance of delivery by signing home sales contracts. In addition, some home buyers may cancel or not honor their home sales contracts altogether.

The homebuilding industry has experienced a significant and sustained downturn which has, and could continue to, materially and adversely affect our business, liquidity, and results of operations.

The homebuilding industry experienced a significant and sustained downturn over the past several years. An industry-wide softening of demand for new homes resulted from a lack of consumer confidence, decreased availability of mortgage financing, and large supplies of resale and new home inventories, among other factors. In addition, an oversupply of alternatives to new homes, such as rental properties, resale homes, and foreclosures, depressed prices and reduced margins for the sale of new homes. Industry conditions had a material adverse effect on our business and results of operations in fiscal years 2007 through 2011 and may continue to materially adversely affect our business and results of operations in future years. Further, we substantially increased our inventory through fiscal 2006, which required significant cash outlays and which has increased our price and margin exposure as we work through this inventory.

General economic conditions in the U.S. remain weak. Several challenges such as persistently high unemployment levels, national and global economic weakness and uncertainty, the restrictive mortgage lending environment and the potential for more foreclosures continue to threaten a recovery in the housing market. In addition, both national new home sales and our home sales remain below historical levels. Until there is a more robust U.S. economic recovery, we expect national demand for new homes to remain at historically low levels, with uneven improvement across our operating markets. Looking forward, although we have begun to see improvements, given instability in the housing market, it may continue to be difficult to generate positive cash flow especially as we invest in land to fund future homebuilding. Market volatility has been unprecedented and extraordinary in the last several years, and the resulting economic turmoil may continue to exacerbate industry conditions or have other unforeseen consequences, leading to uncertainty about future conditions in the homebuilding industry. Continuation or worsening of the downturn or general economic conditions would continue to have a material adverse effect on our business, liquidity, and results of operations.

In addition, an increase in the default rate on the mortgages we originate may adversely affect our ability to sell mortgages or the pricing we receive upon the sale of mortgages. Although substantially all of the mortgage loans we originate are sold in the secondary mortgage market on a servicing released, non-recourse basis, we remain liable for certain limited representations, such as fraud, and warranties related to loan sales. As default rates rise, this may increase our potential exposure regarding mortgage loan sales because investors may seek to have us buy back or make whole investors for mortgages we previously sold. To date, we have not made significant payments related to our mortgage loans but because of the uncertainties inherent to these matters, actual future payments could differ significantly from our currently estimated amounts.

During the industry downturn, the housing market benefited from a number of government programs, including:

- Tax credits for home buyers provided by the federal government and certain state governments, including California; and

- Support of the mortgage market, including through purchases of mortgage-backed securities by The Federal Reserve Bank and the underwriting of a substantial amount of new mortgages by the Federal Housing Administration ("FHA") and other governmental agencies.

These programs are expected to wind down over time; for example, the California tax credit ended in the fourth quarter of fiscal 2009 and the federal tax credit expired in April 2010. In addition, in fiscal 2010, the U.S. Department of Housing and Urban Development ("HUD") tightened FHA underwriting standards. The maximum size of mortgage loans that are treated as conforming by Fannie Mae and Freddie Mac was reduced on October 1, 2011, which could further weaken home sales in general as mortgages may become more expensive and, if conforming loan limits are further reduced, it could have a material adverse effect on the Company. Housing markets may further decline as these programs are modified or terminated.

Our leverage places burdens on our ability to comply with the terms of our indebtedness, may restrict our ability to operate, may prevent us from fulfilling our obligations, and may adversely affect our financial condition.

We have a significant amount of debt.

- Our debt (excluding nonrecourse secured debt and debt of our financial subsidiaries), as of October 31, 2012, including the debt of the subsidiaries that guarantee our debt, was $1,558.7 million ($1,542.2 million net of discount); and

- Our debt service payments for the 12-month period ended October 31, 2012 were $141.9 million, substantially all of which represented interest incurred and the remainder of which represented payments on the principal of our senior subordinated amortizing notes, and do not include principal and interest on nonrecourse secured debt, debt of our financial subsidiaries and fees under our letter of credit facilities and agreements.

In addition, as of October 31, 2012, we had $29.5 million in aggregate outstanding face amount of letters of credit issued under various letter of credit facilities and agreements, which were collateralized by $30.7 million of cash. Our fees for these letters of credit for the 12 months ended October 31, 2012, which are based on both the used and unused portion of the facilities and agreements, were $0.4 million. We also had substantial contractual commitments and contingent obligations, including approximately $252.0 million of performance bonds as of October 31, 2012. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Contractual Obligations."

Our significant amount of debt could have important consequences. For example, it could:

- Limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements, or other requirements;

- Require us to dedicate a substantial portion of our cash flow from operations to the payment of our debt and reduce our ability to use our cash flow for other purposes;

- Limit our flexibility in planning for, or reacting to, changes in our business;

- Place us at a competitive disadvantage because we have more debt than some of our competitors; and

- Make us more vulnerable to downturns in our business and general economic conditions.

Our ability to meet our debt service and other obligations will depend upon our future performance. We are engaged in businesses that are substantially affected by changes in economic cycles. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by customer sentiment and financial, political, business, and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of equity securities, the refinancing of debt, or the sale of assets. Changes in prevailing interest rates may affect our ability to meet our debt service obligations to the extent we have any floating rate indebtedness. A higher interest rate on our debt service obligations could result in lower earnings or increased losses.

Our sources of liquidity are limited and may not be sufficient to meet our needs.

Because we do not have a revolving credit facility, we are dependent on our current cash balance and future cash flows from operations (which may not be positive) to enable us to service our indebtedness, to cover our operating expenses, and/or to fund our other liquidity needs. We used $67.0 million of cash in operating activities in the fiscal year ended October 31, 2012, and expect to continue to generate negative cash flow, after taking into account land purchases. If the homebuilding industry does not experience improved conditions over the next several years, our cash flows could be insufficient to fund our obligations and support land purchases; if we cannot buy additional land we would ultimately be unable to generate future revenues from the sale of houses. In addition, we may need to further refinance all or a portion of our debt on or before maturity, which we may not be able to do on favorable terms or at all. If our cash flows and capital resources are insufficient to fund our debt service obligations or we are unable to refinance our indebtedness, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital, or restructure our indebtedness. These alternative measures may not be successful or, if successful, made on desirable terms and may not permit us to meet our debt service obligations. We have also entered into certain cash collateralized letter of credit agreements and facilities that require us to maintain specified amounts of cash in segregated accounts as collateral to support our letters of credit issued thereunder, which will affect the amount of cash we have available for other uses. If our available cash and capital resources are insufficient to meet our debt service and other obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or the proceeds from the dispositions may not be adequate to meet any debt service obligations then due. For additional information about capital resources and liquidity, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity."

Restrictive covenants in our debt instruments may restrict our and certain of our subsidiaries' ability to operate and if our financial performance worsens, we may not be able to undertake transactions within the restrictions of our debt instruments.

The indentures governing our outstanding debt securities impose certain restrictions on our and certain of our subsidiaries' operations and activities. The most significant restrictions relate to debt incurrence, creating liens, sales of assets, cash distributions, including paying dividends on common and preferred stock, capital stock and debt repurchases, and investments by us and certain of our subsidiaries. Because of these restrictions, we are currently prohibited from paying dividends on our common and preferred stock and anticipate that we will remain prohibited for the foreseeable future.

The restrictions in our debt instruments could prohibit or restrict our and certain of our subsidiaries' activities such as undertaking capital raising or restructuring activities or entering into other transactions. In such a situation, we may be unable to amend the instrument or obtain a waiver. In addition, if we fail to make timely payments on this debt and other material indebtedness, our debt under these debt instruments could become due and payable prior to maturity. In such a situation, there can be no assurance that we would be able to obtain alternative financing. Either situation could have a material adverse effect on the solvency of the Company.

The terms of our debt instruments allow us to incur additional indebtedness.

Under the terms of our indebtedness under our indentures, we have the ability, subject to our debt covenants, to incur additional amounts of debt. The incurrence of additional indebtedness could magnify the risks described above. In addition, certain obligations such as standby letters of credit and performance bonds issued in the ordinary course of business, including those issued under our stand-alone letter of credit agreements and facilities, are not considered indebtedness under our indentures (and may be secured), and therefore, are not subject to limits in our debt covenants.

We could be adversely affected by a negative change in our credit rating.

Our ability to access capital on favorable terms is a key factor in our ability to service our indebtedness to cover our operating expenses, and to fund our other liquidity needs. For example, during fiscal 2011 and thereafter, credit agencies took a series of negative actions, including downgrades, with respect to their credit ratings of us and our debt. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources." Downgrades may make it more difficult and costly for us to access capital. Therefore, any further downgrade by any of the principal credit agencies may exacerbate these difficulties. Although certain of our credit ratings have recently been upgraded, there can be no assurances that our credit ratings will not be further downgraded in the future, whether as a result of deteriorating general economic conditions, a more protracted downturn in the housing industry, failure to successfully implement our operating strategy, the adverse impact on our results of operations or liquidity position of any of the above, or otherwise.

Our business is seasonal in nature and our quarterly operating results can fluctuate.

Our quarterly operating results generally fluctuate by season. The construction of a customer's home typically begins after signing the agreement of sale and can take 12 months or more to complete. Weather-related problems, typically in the fall, winter and early spring, can delay starts or closings and increase costs and thus reduce profitability.

In addition, delays in opening communities could have an adverse effect on our sales and revenues. Due to these factors, our quarterly operating results will likely continue to fluctuate.

Our success depends on the availability of suitable undeveloped land and improved lots at acceptable prices and our having sufficient liquidity to fund such investments.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and improved lots at acceptable prices. The availability of undeveloped land and improved lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and lots and restrictive governmental regulation. Should suitable land opportunities become less available, the number of homes we may be able to build and sell would be reduced, which would reduce revenue and profits. In addition, our ability to make land purchases will depend upon us having sufficient liquidity to fund such purchases. We may be at a disadvantage in competing for land due to our significant debt obligations, which require substantial cash resources.

Raw material and labor shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry has from time to time experienced raw material and labor shortages. In particular, shortages and fluctuations in the price of lumber or in other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities. For example, manufacturers have increased the price of drywall in 2012 by approximately 12% as compared to the prior year, and there is a potential for significant future price increases. In addition, we contract with subcontractors to construct our homes. Therefore, the timing and quality of our construction depends on the availability, skill, and cost of our subcontractors. Delays or cost increases caused by shortages and price fluctuations could harm our operating results, the impact of which may be further affected depending on our ability to raise sales prices to offset increased costs.

Changes in economic and market conditions could result in the sale of homes at a loss or holding land in inventory longer than planned, the cost of which can be significant.

Land inventory risk can be substantial for homebuilders. We must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. The market value of undeveloped land, buildable lots, and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. In the case of land options, we could choose not to exercise them, in which case we would write off the value of these options. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. The assessment of communities for indication of impairment is performed quarterly. While we consider available information to determine what we believe to be our best estimates as of the reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies." For example, during fiscal 2012, 2011 and 2010, we decided not to exercise many option contracts and walked away from land option deposits and predevelopment costs, which resulted in land option write-offs of $2.7 million, $24.3 million and $13.2 million, respectively. Also, in fiscal 2012, 2011 and 2010, as a result of the difficult market conditions, we recorded inventory impairment losses on owned property of $9.8 million, $77.5 million and $122.5 million, respectively. If market conditions worsen, additional inventory impairment losses and land option write-offs will likely be necessary.

Home prices and sales activities in the Arizona, California, New Jersey and Texas markets have a large impact on our results of operations because we conduct a significant portion of our business in these markets.

We presently conduct a significant portion of our business in the Arizona, California, New Jersey and Texas markets. Home prices and sales activities in these markets and in most of the other markets in which we operate have declined from time to time, particularly as a result of slow economic growth. In particular, market conditions in California and New Jersey have declined significantly since the end of 2006. Furthermore, precarious economic and budget situations at the state government level may adversely affect the market for our homes in those affected areas. If home prices and sales activity decline in one or more of the markets in which we operate, our costs may not decline at all or at the same rate and may negatively impact our results of operations.

Because almost all of our customers require mortgage financing, increases in interest rates or the decreased availability of mortgage financing could impair the affordability of our homes, lower demand for our products, limit our marketing effectiveness, and limit our ability to fully realize our backlog.

Virtually all of our customers finance their acquisitions through lenders providing mortgage financing. Increases in interest rates or decreases in availability of mortgage financing could lower demand for new homes because of the increased monthly mortgage costs to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could prevent or limit our ability to attract new customers as well as our ability to fully realize our backlog because our sales contracts generally include a financing contingency. Financing contingencies permit the customer to cancel its obligation in the event mortgage financing at prevailing interest rates, including financing arranged or provided by us, is unobtainable within the period specified in the contract. This contingency period is typically four to eight weeks following the date of execution of the sales contract.

Starting in 2007, many lenders have been significantly tightening their underwriting standards, and subprime and other alternative mortgage products are no longer being made available in the marketplace. If these trends continue and mortgage loans continue to be difficult to obtain, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes will be adversely affected, which will adversely affect our operating results. In addition, we believe that the availability of mortgage financing, including Federal National Mortgage Association, Federal Home Loan Mortgage Corp, and FHA/VA financing, is an important factor in marketing many of our homes. The maximum size of mortgage loans that are treated as conforming by Fannie Mae and Freddie Mac was reduced on October 1, 2011, which could further weaken home sales in general as mortgages may become more expensive and, if conforming loan limits are further reduced, it could have a material adverse effect on the Company. In addition, HUD continues to tighten FHA underwriting standards. Any limitations or restrictions on the availability of those types of financing could reduce our sales.

Increases in the after-tax costs of owning a home could prevent potential customers from buying our homes and adversely affect our business or financial results.

Significant expenses of owning a home, including mortgage interest expenses and real estate taxes, generally are deductible expenses for an individual's federal, and in some cases state, income taxes, subject to limitations under current tax law and policy. If the federal government or a state government were to change its income tax laws to eliminate or substantially limit these income tax deductions, as has been discussed from time to time, the after-tax cost of owning a new home would increase for many of our potential customers. The loss or reduction of these homeowner tax deductions, if such tax law changes were enacted without any offsetting legislation, would adversely impact demand for and sales prices of new homes, including ours. In addition, increases in property tax rates or fees on developers by local governmental authorities, as experienced in response to reduced federal and state funding or to fund local initiatives such as funding schools or road improvements, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes, and can have an adverse impact on our business and financial results.

We conduct certain of our operations through unconsolidated joint ventures with independent third parties in which we do not have a controlling interest. These investments involve risks and are highly illiquid.

We currently operate through a number of unconsolidated homebuilding and land development joint ventures with independent third parties in which we do not have a controlling interest. At October 31, 2012, we had invested an aggregate of $61.1 million in these joint ventures, including advances to these joint ventures of approximately $15.0 million. In addition, as part of our strategy, we intend to continue to evaluate additional joint venture opportunities.

These investments involve risks and are highly illiquid. There are a limited number of sources willing to provide acquisition, development, and construction financing to land development and homebuilding joint ventures, and as market conditions become more challenging, it may be difficult or impossible to obtain financing for our joint ventures on commercially reasonable terms. Over the past few years, we have been unable to obtain financing for newly created joint ventures. In addition, we lack a controlling interest in these joint ventures and, therefore, are usually unable to require that our joint ventures sell assets or return invested capital, make additional capital contributions, or take any other action without the vote of at least one of our venture partners. Therefore, absent partner agreement, we will be unable to liquidate our joint venture investments to generate cash.

Homebuilders are subject to a number of federal, local, state, and foreign laws and regulations concerning the development of land, the homebuilding, sales and customer financing processes and the protection of the environment, which can cause us to incur delays and costs associated with compliance and which can prohibit or restrict our activity in some regions or areas.

We are subject to extensive and complex laws and regulations that affect the development of land and home building, sales and customer financing processes, including zoning, density, building standards and mortgage financing. These laws and regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding. In light of recent developments in the home building industry and the financial markets, federal, state, or local governments may seek to adopt regulations that limit or prohibit homebuilders from providing mortgage financing to their customers. If adopted, any such regulations could adversely affect future revenues and earnings. In addition, some state and local governments in markets where we operate have approved, and others may approve, slow-growth or no-growth initiatives that could negatively impact the availability of land and building opportunities within those areas. Approval of these initiatives could adversely affect our ability to build and sell homes in the affected markets and/or could require the satisfaction of additional administrative and regulatory requirements, which could result in slowing the progress or increasing the costs of our homebuilding operations in these markets. Any such delays or costs could have a negative effect on our future revenues and earnings.

We also are subject to a variety of local, state, federal and foreign laws and regulations concerning protection of health and the environment. The particular environmental laws and regulations that apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws and regulations may result in delays, may cause us to incur substantial compliance, remediation and/or other costs and can prohibit or severely restrict development and homebuilding activity.

For example, the Company engaged in discussions with the U.S. Environmental Protection Agency ("EPA") and the U.S. Department of Justice ("DOJ") regarding alleged violations of storm water discharge requirements. In resolution of this matter, in April 2010 we agreed to the terms of a consent decree with the EPA, DOJ and the states of Virginia, Maryland, West Virginia and the District of Columbia (collectively, the "States"). The consent decree was approved by the federal district court in August 2010. Under the terms of the consent decree, we paid a fine of $1.0 million collectively to the United States and the States named above and have agreed to perform under the terms of the consent decree for a minimum of three years, which includes implementing certain operational and training measures nationwide to facilitate ongoing compliance with storm water regulations. We received in October 2012 a notice from Region III of the EPA concerning stipulated penalties, totaling approximately $120,000, based on the extent to which we reportedly did not meet certain compliance performance the consent decree specifies, which we have since paid as assessed. Until terminated by court order, which can occur no sooner than three years from the date of its entry, the consent decree remains in effect and could give rise to additional assessments of stipulated penalties. In October 2012, we also received notices from Region III of the EPA concerning alleged violations of stormwater discharge permits, issued in 2010 pursuant to the federal Clean Water Act, at two projects in Maryland; we are negotiating with the EPA a resolution of these more recent administrative proceedings that would involve our paying a penalty and agreeing to certain measures in order to comply with those permits.

We anticipate that increasingly stringent requirements will be imposed on developers and homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted to us or approvals already obtained by us is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules, laws and regulations, and changes in their interpretation and application.

Several other homebuilders have received inquiries from regulatory agencies regarding the potential for homebuilders using contractors to be deemed employers of the employees of their contractors under certain circumstances. Contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the industry; however, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour and other employment-related liabilities of their contractors.

Product liability litigation and warranty claims that arise in the ordinary course of business may be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. Such claims are common in the homebuilding industry and can be costly. In addition, the amount and scope of coverage offered by insurance companies is currently limited, and this coverage may be further restricted and become more costly. If we are not able to obtain adequate insurance against such claims, we may experience losses that could hurt our financial results. Our financial results could also be adversely affected if we were to experience an unusually high number of claims or unusually severe claims. We have received construction defect and home warranty claims associated with allegedly defective drywall manufactured in China ("Chinese Drywall") that may be responsible for noxious smells and accelerated corrosion of certain metals in certain homes we have developed. We have remediated certain such homes and have received claims or notices regarding 2 additional homes with Chinese Drywall that may require remediation. In addition, we were involved, among a number of other defendants, in a multidistrict litigation (which has been settled) in which 61 homes located in our Florida and Houston markets were alleged to have Chinese Drywall requiring remediation. If additional homes are identified to have the Chinese Drywall issue, or our actual costs to remediate differ from our current estimated costs, we may be required to revise our construction defect and home warranty reserves.

Mortgage investors could seek to have us buy back loans or compensate them for losses incurred on mortgages we have sold based on claims that we breached our limited representations or warranties.

Our Financial Services segment originates mortgages, primarily for our homebuilding customers. Substantially all of the mortgage loans originated are sold within a short period of time in the secondary mortgage market on a servicing released, nonrecourse basis, although we remain liable for certain limited representations, such as fraud, and warranties related to loan sales. Accordingly, mortgage investors have in the past and could in the future seek to have us buy back loans or compensate them for losses incurred on mortgages we have sold based on claims that we breached our limited representations or warranties. We believe there continues to be an industry-wide issue with the number of purchaser claims in which purchasers purport to have found inaccuracies related to sellers' representations and warranties in particular loan sale agreements. We have established reserves for potential losses, however there can be no assurance that we will not have significant liabilities in respect of such claims in the future, which could exceed our reserves, or that the impact of such claims on our results of operations will not be material.

We compete on several levels with homebuilders that may have greater sales and financial resources, which could hurt future earnings.

We compete not only for home buyers but also for desirable properties, financing, raw materials, and skilled labor often within larger subdivisions designed, planned, and developed by other homebuilders. Our competitors include other local, regional, and national homebuilders, some of which have greater sales and financial resources.

The competitive conditions in the homebuilding industry together with current market conditions have, and could continue to, result in:

- difficulty in acquiring suitable land at acceptable prices;
- increased selling incentives;
- lower sales; or
- delays in construction.

Any of these problems could increase costs and/or lower profit margins.

We may have difficulty in obtaining the additional financing required to operate and develop our business.

Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of debt or equity securities or borrowing additional money, for the future growth and development of our business. The terms or availability of additional capital is uncertain. Moreover, the indentures for our outstanding debt securities contain provisions that restrict the debt we may incur in the future and our ability to pay dividends on equity. If we are not successful in obtaining sufficient capital, it could reduce our sales and may hinder our future growth and results of operations. In addition, pledging substantially all of our assets to support our senior secured notes may make it more difficult to raise additional financing in the future.

Our future growth may include additional acquisitions of companies that may not be successfully integrated and may not achieve expected benefits.

Acquisitions of companies have contributed to our historical growth and may again be a component of our growth strategy in the future. In the future, we may acquire businesses, some of which may be significant. As a result of acquisitions of companies, we may need to seek additional financing and integrate product lines, dispersed operations, and distinct corporate cultures. These integration efforts may not succeed or may distract our management from operating our existing business. Additionally, we may not be able to enhance our earnings as a result of acquisitions. Our failure to successfully identify and manage future acquisitions could harm our operating results.

Our controlling stockholders are able to exercise significant influence over us.

Members of the Hovnanian family, including Ara K. Hovnanian, our chairman of the board, president and chief executive officer, have voting control, through personal holdings, the limited partnership established for members of Mr. Hovnanian's family, family trusts and shares held by the estate of our former chairman, Kevork S. Hovnanian, of Class A and Class B common stock that enables them to cast approximately 56.3% of the votes that may be cast by the holders of our outstanding Class A and Class B common stock combined. Their combined stock ownership enables them to exert significant control over us, including power to control the election of the Board and to approve matters presented to our stockholders. This concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without their support. Also, because of their combined voting power, circumstances may occur in which their interests could be in conflict with the interests of other stakeholders.

Our net operating loss carryforwards could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

Based on recent impairments and our current financial performance, we generated a federal net operating loss carryforward of $1.5 billion through the fiscal year ended October 31, 2012, and we may generate net operating loss carryforwards in future years.

Section 382 of the Internal Revenue Code (the "Code") contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership shifts among stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company.

If we undergo an ownership change for purposes of Section 382 as a result of future transactions involving our stock, including purchases or sales of stock between 5% shareholders, our ability to use our net operating loss carryforwards and to recognize certain built-in losses would be subject to the limitations of Section 382. Depending on the resulting limitation, a significant portion of our net operating loss carryforwards could expire before we would be able to use them. A limitation imposed under Section 382 on our ability to utilize our net operating loss carryforwards could have a negative impact on our financial position and results of operations.

In August 2008, we announced that the Board adopted a shareholder rights plan (the "Rights Plan") designed to preserve shareholder value and the value of certain tax assets primarily associated with net loss carryforwards and built-in losses under Section 382 of the Code, and on December 5, 2008, our stockholders approved the Board's decision to adopt the Rights Plan. The Rights Plan is intended to act as a deterrent to any person or group acquiring 4.9% or more of our outstanding Class A common stock (any such person an "Acquiring Person"), without the approval of the Company's board of directors. Subject to the terms, provisions and conditions of the Rights Plan, if and when they become exercisable, each right would entitle its holder to purchase from the Company one ten-thousandth of a share of the Company's Series B Junior Preferred Stock for a purchase price of $35.00 per share (the "purchase price"). The rights will not be exercisable until the earlier of (i) 10 business days after a public announcement by us that a person or group has become an Acquiring Person and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group for 4.9% of the Class A common stock (the "distribution date"). If issued, each fractional share of Series B Junior Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Company's Class A common stock. However, prior to exercise, a right does not give its holder any rights as a stockholder of the Company, including without limitation any dividend, voting or liquidation rights. After the Distribution Date, each holder of a right, other than rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right and payment of the Purchase Price, that number of shares of Class A Common Stock or Class B Common Stock, as the case may be, having a market value of two times the Purchase Price. After the Distribution Date, our board of directors may exchange the rights (other than rights owned by an Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series B Preferred Stock (or of a share of a similar class or series of Hovnanian's preferred stock having similar rights, preferences and privileges) of equivalent value, per right (subject to adjustment).

In addition, on December 5, 2008, our stockholders approved an amendment to our Certificate of Incorporation to restrict certain transfers of our common stock in order to preserve the tax treatment of our net operating loss carryforwards and built-in losses under Section 382 of the Code. Subject to certain exceptions pertaining to pre-existing 5% stockholders and Class B stockholders, the transfer restrictions in the amended Certificate of Incorporation generally restrict any direct or indirect transfer (such as transfers of the Company's stock that result from the transfer of interests in other entities that own the Company's stock) if the effect would be to: (i) increase the direct or indirect ownership of the Company's stock by any person (or public group) from less than 5% to 5% or more of the Company's stock; (ii) increase the percentage of the Company's stock owned directly or indirectly by a person (or public group) owning or deemed to own 5% or more of the Company's stock; or (iii) create a new "public group" (as defined in the applicable Treasury regulations).

Utility shortages and outages or rate fluctuations could have an adverse effect on our operations.

In prior years, the areas in which we operate in California have experienced power shortages, including periods without electrical power, as well as significant fluctuations in utility costs. We may incur additional costs and may not be able to complete construction on a timely basis if such power shortages/outages and utility rate fluctuations continue. Furthermore, power shortages and outages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes. Our operations may be adversely affected if further rate fluctuations and/or power shortages and outages occur in California, the Northeast, or in our other markets.

Geopolitical risks and market disruption could adversely affect our operating results and financial condition.

Geopolitical events, such as the aftermath of the war with Iraq and the continuing involvement in Afghanistan, may have a substantial impact on the economy and the housing market. The terrorist attacks on the World Trade Center and the Pentagon on September 11, 2001 had an impact on our business and the occurrence of similar events in the future cannot be ruled out. The war and the continuing involvement in Afghanistan, terrorism, and related geopolitical risks have created many economic and political uncertainties, some of which may have additional material adverse effects on the U.S. economy, and our customers and, in turn, our results of operations and financial condition.

ITEM 1B
UNRESOLVED STAFF COMMENTS

None.

ITEM 2
PROPERTIES

We own a 69,000 square-foot office complex located in the Northeast that serves as our corporate headquarters. We own 215,000 square feet of office and warehouse space throughout the Midwest. We lease approximately 506,000 square feet of space for our segments located in the Northeast, Mid-Atlantic, Midwest, Southeast, Southwest, and West. Included in this amount is 88,000 square feet of abandoned lease space.

ITEM 3
LEGAL PROCEEDINGS

We are involved in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial position or results of operations, and we are subject to extensive and complex regulations that affect the development and home building, sales and customer financing processes, including zoning, density, building standards and mortgage financing. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding.

We also are subject to a variety of local, state, federal and foreign laws and regulations concerning protection of health and the environment. The particular environmental laws that apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause us to incur substantial compliance, remediation and/or other costs, and can prohibit or severely restrict development and homebuilding activity.

We received in October 2012 a notice from Region III of the EPA concerning stipulated penalties, totaling approximately $120,000, based on the extent to which we reportedly did not meet certain compliance performance specified in the previously reported consent decree entered into in August 2010; we have since paid the stipulated penalties as assessed. Until terminated by court order, which can occur no sooner than three years from the date of its entry, the consent decree remains in effect and could give rise to additional assessments of stipulated penalties. In October 2012, we also received notices from Region III of EPA concerning alleged violations of stormwater discharge permits, issued in 2010 pursuant to the federal Clean Water Act, at two projects in Maryland; we are negotiating with the EPA a resolution of these more recent administrative proceedings that would involve our paying a penalty and agreeing to certain measures in order to comply with those permits. We do not expect the impact on us to be material.

We anticipate that increasingly stringent requirements will be imposed on developers and homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. In addition, the continued effectiveness of permits already granted or approvals already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules, and regulations and their interpretations and application.

The Company is also involved in the following litigation:

Hovnanian Enterprises, Inc. and K. Hovnanian Venture I, L.L.C. have been named as defendants in a class action suit. The action was filed by Mike D'Andrea and Tracy D'Andrea, on behalf of themselves and all others similarly situated in the Superior Court of New Jersey, Gloucester County. The action was initially filed on May 8, 2006 alleging that the HVAC systems installed in certain of the Company's homes are in violation of applicable New Jersey building codes and are a potential safety issue. On December 14, 2011, the Superior Court granted class certification; the potential class is 1,065 homes. We filed a request to take an interlocutory appeal regarding the class certification decision. The Appellate Division denied the request, and we filed a request for interlocutory review by the New Jersey Supreme Court, which remanded the case back to the Appellate Division for a review on the merits of the appeal on May 8, 2012. The plaintiff seeks unspecified damages as well as treble damages pursuant to the NJ Consumer Fraud Act. The Company believes there is insurance coverage available to it for this action. While we have determined that a loss related to this case is not probable, it is not possible to estimate a loss or range of loss related to this matter at this time given the class certification is still in review by the Appellate Division. On December 19, 2011, certain subsidiaries of the Company filed a separate action seeking indemnification against the various manufactures and subcontractors implicated by the class action.

ITEM 4
MINE SAFETY DISCLOSURES

Not applicable

EXECUTIVE OFFICERS OF THE REGISTRANT

Information on executive officers of the registrant is incorporated herein from Part III, Item 10.

Part II

ITEM 5
MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is traded on the New York Stock Exchange under the symbol "HOV" and was held by 529 stockholders of record at December 14, 2012. There is no established public trading market for our Class B Common Stock, which was held by 250 stockholders of record at December 14, 2012. In order to trade Class B Common Stock, the shares must be converted into Class A Common Stock on a one-for-one basis. The high and low closing sales prices for our Class A Common Stock were as follows for each fiscal quarter during the years ended October 31, 2012 and 2011:

	Oct. 31, 2012		Oct. 31, 2011	
Quarter	**High**	**Low**	**High**	**Low**
First	$2.67	$1.23	$4.96	$3.54
Second	$3.24	$1.88	$4.67	$3.21
Third	$2.94	$1.61	$3.04	$1.90
Fourth	$4.44	$2.25	$1.94	$1.03

Certain debt instruments to which we are a party contain restrictions on the payment of cash dividends. As a result of the most restrictive of these provisions, we are not currently able to pay any cash dividends. We have never paid a cash dividend to common stockholders.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

No shares of our Class A Common Stock or Class B Common Stock were purchased by or on behalf of the Company or any affiliated purchaser during the fiscal fourth quarter of 2012. The maximum number of shares that may yet be purchased under the Company's repurchase plans or programs is 0.5 million.

ITEM 6
SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data and should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

Summary Consolidated Statements of Operations Data (In thousands, Except Per Share Data)	**Year Ended October 31, 2012**	**October 31, 2011**	**October 31, 2010**	**October 31, 2009**	**October 31, 2008**
Revenues	$ 1,485,353	$ 1,134,907	$ 1,371,842	$ 1,596,290	$ 3,308,111
Expenses	1,550,406	1,323,316	1,557,428	1,972,978	3,692,556
Inventory impairment loss and land option write-offs	12,530	101,749	135,699	659,475	710,120
Goodwill and intangible amortization and impairment	-	-	-	-	36,883
(Loss) gain on extinguishment of debt	(29,066)	7,528	25,047	410,185	-
Gain (loss) from unconsolidated joint ventures	5,401	(8,958)	956	(46,041)	(36,600)
Loss before income taxes	(101,248)	(291,588)	(295,282)	(672,019)	(1,168,048)
State and federal (benefit) income tax provision	(35,051)	(5,501)	(297,870)	44,693	(43,458)
Net (loss) income	(66,197)	(286,087)	2,588	(716,712)	(1,124,590)
Less: preferred stock dividends	-	-	-	-	-
Net (loss) income available to common stockholders	$ (66,197)	$ (286,087)	$ 2,588	$ (716,712)	$(1,124,590)
Per share data:					
Basic:					
(Loss) income per common share	$ (0.52)	$ (2.85)	$ 0.03	$ (9.16)	$ (16.04)
Weighted-average number of common shares outstanding	126,350	100,444	78,691	78,238	70,131
Assuming dilution:					
(Loss) income per common share	$ (0.52)	$ (2.85)	$ 0.03	$ (9.16)	$ (16.04)
Weighted-average number of common shares outstanding	126,350	100,444	79,683	78,238	70,131

Summary Consolidated Balance Sheet Data (In thousands)	**October 31, 2012**	**October 31, 2011**	**October 31, 2010**	**October 31, 2009**	**October 31, 2008**
Total assets	$ 1,684,250	$ 1,602,180	$ 1,817,560	$ 2,024,577	$ 3,637,322
Mortgages, term loans, revolving credit agreements, and notes payable	$ 164,562	$ 95,598	$ 98,613	$ 77,364	$ 107,913
Senior secured notes, senior notes, senior amortizing notes, senior exchangeable notes and TEU senior subordinated amortizing notes (net of discount)	$ 1,542,196	$ 1,602,770	$ 1,616,347	$ 1,751,701	$ 2,505,805
Total equity (deficit)	$ (485,345)	$ (496,602)	$ (337,938)	$ (348,868)	$ 330,264

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and income or loss from equity investees, plus fixed charges and distributed income of equity investees, less interest capitalized. Fixed charges consist of all interest incurred, plus that portion of operating lease rental expense (33%) deemed to be representative of interest, plus the amortization of debt issuance costs and bond discounts. Combined fixed charges and preferred stock dividends consist of fixed charges and preferred stock dividends declared. Due to covenant restrictions, we have been prohibited from paying preferred stock dividends beginning with the first quarter of fiscal 2008. The following table sets forth the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Years Ended October 31,				
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	(a)
Ratio of earnings to combined fixed charges and preferred stock dividends	(b)	(b)	(b)	(b)	(b)

(a) *Earnings for the years ended October 31, 2012, 2011, 2010, 2009 and 2008 were insufficient to cover fixed charges for such period by $105.1 million, $272.9 million, $273.8 million, $628.3 million and $1,153.5 million, respectively.*

(b) *Earnings for the years ended October 31, 2012, 2011, 2010, 2009 and 2008 were insufficient to cover fixed charges and preferred stock dividends for such period by $105.1 million, $272.9 million, $273.8 million, $628.3 million and $1,153.5 million, respectively. Due to restrictions in our indentures for our senior and senior secured notes, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments in fiscal 2012, 2011, 2010, 2009, and 2008.*

ITEM 7
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During fiscal 2012, the housing market began to improve and, as a result, we began to see positive operating trends, including year over year improvements for the year ended October 31, 2012 compared to the year ended October 31, 2011, such as: contract growth of 27.7%, an increase in gross margin percentage from 15.6% to 17.8% and a decrease in selling, general and administrative costs (including corporate general and administrative expenses) as a percentage of total revenue from 18.6% to 12.8%. In addition, our contract cancellation rate of 23% in the fourth quarter of fiscal 2012, was more typical of what we believe to be a normalized level. Active selling communities decreased to 172 at October 31, 2012 compared to 192 in the same period a year ago, as net contracts per average active selling community increased to 28.1 for the year ended October 31, 2012 compared to 21.3 in the same period in the prior year. While we are encouraged by the positive operating trends of fiscal 2012, several challenges such as persistently high unemployment levels, national and global economic weakness and uncertainty, the restrictive mortgage lending environment and the potential for more foreclosures continue to threaten a recovery in the housing market. Our recent operating results and other national data indicate that the overall demand for new homes during fiscal 2012 has improved from the prior year. However, both national new home sales and our home sales remain below historical levels. Until there is a more robust U.S. economic recovery, we expect national demand for new homes to remain at historically low levels, with uneven improvement across our operating markets.

During the prolonged downturn of the housing market, we adjusted our approach to land acquisition and construction practices and shortened our land pipeline, reduced production volumes, and balanced home price and profitability with sales pace. We delayed and cancelled planned land purchases, renegotiated land prices and significantly reduced our total number of controlled lots owned and under option. Additionally, we significantly reduced our total number of speculative homes put into production. Since January 2009, however, we began to see more opportunities to purchase land at prices that made economic sense in light of our sales prices and sales paces and plan to continue pursuing such land acquisitions. New land purchases at pricing that we believe will generate appropriate investment returns and drive greater operating efficiencies are needed to return to sustained profitability. During fiscal 2012, we opened 61 new communities, purchased approximately 3,600 lots within 163 newly identified communities (which we define as communities that were controlled subsequent to January 31, 2009) and optioned approximately 6,600 lots in 222 newly identified communities. Also during fiscal 2012, we sold 828 of our owned lots to GSO Capital Partners LP ("GSO"), for proceeds of $49.8 million, net of transaction costs of $1.1 million, with the option to purchase back finished lots on a quarterly basis. From October 31, 2011 through October 31, 2012, our active community count decreased by 20 communities as a result of increased sales pace. We continue to consider and make new land acquisitions to replenish our community count. We have also continued to closely evaluate and make reductions in selling, general and administrative expenses, including corporate general and administrative expenses, reducing these expenses $21.1 million from $211.4 million for fiscal 2011 to $190.3 million for fiscal 2012 due to the continued tightening of variable spending across all of our operating segments. Given the persistence of these difficult market conditions, improving the efficiency of our selling, general and administrative expenses will continue to be a significant area of focus. For the year ended October 31, 2012, homebuilding selling, general and administrative costs declined 12.0% to $142.1 million compared to the year ended October 31, 2011.

Critical Accounting Policies

Management believes that the following critical accounting policies require its most significant judgments and estimates used in the preparation of the consolidated financial statements:

Income Recognition from Home and Land Sales - We are primarily engaged in the development, construction, marketing and sale of residential single-family and multi-family homes where the planned construction cycle is less than 12 months. For these homes, in accordance with ASC 360-20, "Property, Plant and Equipment - Real Estate Sales" ("ASC 360-20"), revenue is recognized when title is conveyed to the buyer, adequate initial and continuing investments have been received, and there is no continued involvement. In situations where the buyer's financing is originated by our mortgage subsidiary and the buyer has not made an adequate initial investment or continuing investment as prescribed by ASC 360-20, the profit on such sales is deferred until the sale of the related mortgage loan to a third-party investor has been completed.

Income Recognition from Mortgage Loans - Our Financial Services segment originates mortgages, primarily for our homebuilding customers. We use mandatory investor commitments and forward sales of mortgage-backed securities ("MBS") to hedge our mortgage-related interest rate exposure on agency and government loans.

We elected the fair value option for our mortgage loans held for sale in accordance with ASC 825, "Financial Instruments", which permits us to measure our loans held for sale at fair value. Management believes that the election of the fair value option for loans held for sale improves financial reporting by mitigating volatility in reported earnings caused by measuring the fair value of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions.

Substantially all of the mortgage loans originated are sold within a short period of time in the secondary mortgage market on a servicing released, nonrecourse basis, although the Company remains liable for certain limited representations, such as fraud, and warranties related to loan sales. Mortgage investors could seek to have us buy back loans or compensate them for losses incurred on mortgages we have sold based on claims that we breached our limited representations and warranties. We believe there continues to be an industry-wide issue with the number of purchaser claims in which purchasers purport to have found inaccuracies related to the sellers' representations and warranties in particular loan sale agreements. We have established reserves for probable losses.

Inventories - Inventories consist of land, land development, home construction costs, capitalized interest and construction overhead and property taxes. Construction costs are accumulated during the period of construction and charged to cost of sales under specific identification methods. Land, land development, and common facility costs are allocated based on buildable acres to product types within each community, then charged to cost of sales equally based upon the number of homes to be constructed in each product type.

We record inventories in our consolidated balance sheets at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Our inventories consist of the following three components: (1) sold and unsold homes and lots under development, which includes all construction, land, capitalized interest, and land development costs related to started homes and land under development in our active communities; (2) land and land options held for future development or sale, which includes all costs related to land in our communities in planning or mothballed communities; and (3) consolidated inventory not owned, which includes all costs related to specific performance options, variable interest entities, and other options, which consists primarily of model homes financed with an investor and inventory related to land banking arrangements.

We decide to mothball (or stop development on) certain communities when we determine that current market conditions do not justify further investment at that time. When we decide to mothball a community, the inventory is reclassified on our consolidated balance sheets from "Sold and unsold homes and lots under development" to "Land and land options held for future development or sale". As of October 31, 2012, the net book value associated with our 53 mothballed communities was $124.2 million, net of impairment charges of $467.8 million. We regularly review communities to determine if mothballing is appropriate. During fiscal 2012, we mothballed one community previously held for sale, re-activated two communities and sold five communities which were previously mothballed.

During fiscal 2012, we entered into certain model sale leaseback financing arrangements, whereby we sold and leased back certain of our model homes with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of our continued involvement, for accounting purposes, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of our Consolidated Balance Sheet, the inventory of $33.7 million was reclassified to consolidated inventory not owned, with a $32.9 million liability from inventory not owned for the amount of net cash received.

During fiscal 2012, we entered into a land banking arrangement with GSO Capital Partners LP ("GSO"). We sold a portfolio of our land parcels to GSO, and GSO provided us an option to purchase back finished lots on a quarterly basis. Because of our option to repurchase these parcels, for accounting purposes, this transaction is considered a financing rather than a sale. For purposes of our Consolidated Balance Sheet, the inventory of $56.9 million was reclassified to consolidated inventory not owned, with a $44.8 million liability from inventory not owned recorded for the amount of net cash received.

The recoverability of inventories and other long-lived assets is assessed in accordance with the provisions of ASC 360-10, "Property, Plant and Equipment - Overall" ("ASC 360-10"). ASC 360-10 requires long-lived assets, including inventories, held for development to be evaluated for impairment based on undiscounted future cash flows of the assets at the lowest level for which there are identifiable cash flows. As such, we evaluate inventories for impairment at the individual community level, the lowest level of discrete cash flows that we measure.

We evaluate inventories of communities under development and held for future development for impairment when indicators of potential impairment are present. Indicators of impairment include, but are not limited to, decreases in local housing market values, decreases in gross margins or sales absorption rates, decreases in net sales prices (base sales price net of sales incentives), or actual or projected operating or cash flow losses. The assessment of communities for indication of impairment is performed quarterly. As part of this process, we prepare detailed budgets for all of our communities at least semi-annually and identify those communities with a projected operating loss. For those communities with projected losses, we estimate the remaining undiscounted future cash flows and compare those to the carrying value of the community, to determine if the carrying value of the asset is recoverable.

The projected operating profits, losses, or cash flows of each community can be significantly impacted by our estimates of the following:

- future base selling prices;
- future home sales incentives;
- future home construction and land development costs; and
- future sales absorption pace and cancellation rates.

These estimates are dependent upon specific market conditions for each community. While we consider available information to determine what we believe to be our best estimates as of the end of a quarterly reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. Local market-specific conditions that may impact our estimates for a community include:

- the intensity of competition within a market, including available home sales prices and home sales incentives offered by our competitors;
- the current sales absorption pace for both our communities and competitor communities;

- community specific attributes, such as location, availability of lots in the market, desirability and uniqueness of our community, and the size and style of homes currently being offered;

- potential for alternative product offerings to respond to local market conditions;

- changes by management in the sales strategy of the community;

- current local market economic and demographic conditions and related trends of forecasts; and

- existing home inventory supplies, including foreclosures and short sales.

These and other local market-specific conditions that may be present are considered by management in preparing projection assumptions for each community. The sales objectives can differ between our communities, even within a given market. For example, facts and circumstances in a given community may lead us to price our homes with the objective of yielding a higher sales absorption pace, while facts and circumstances in another community may lead us to price our homes to minimize deterioration in our gross margins, although it may result in a slower sales absorption pace. In addition, the key assumptions included in our estimate of future undiscounted cash flows may be interrelated. For example, a decrease in estimated base sales price or an increase in homes sales incentives may result in a corresponding increase in sales absorption pace. Additionally, a decrease in the average sales price of homes to be sold and closed in future reporting periods for one community that has not been generating what management believes to be an adequate sales absorption pace may impact the estimated cash flow assumptions of a nearby community. Changes in our key assumptions, including estimated construction and development costs, absorption pace and selling strategies, could materially impact future cash flow and fair-value estimates. Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful.

If the undiscounted cash flows are more than the carrying value of the community, then the carrying amount is recoverable, and no impairment adjustment is required. However, if the undiscounted cash flows are less than the carrying amount, then the community is deemed impaired and is written-down to its fair value. We determine the estimated fair value of each community by determining the present value of its estimated future cash flows at a discount rate commensurate with the risk of the respective community, or in limited circumstances, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation sale), and recent bona fide offers received from outside third parties. Our discount rates used for all impairments recorded from October 31, 2010 to October 31, 2012 ranged from 16.8% to 20.3%. The estimated future cash flow assumptions are virtually the same for both our recoverability and fair value assessments. Should the estimates or expectations used in determining estimated cash flows or fair value, including discount rates, decrease or differ from current estimates in the future, we may be required to recognize additional impairments related to current and future communities. The impairment of a community is allocated to each lot on a relative fair value basis.

From time to time, we write off deposits and approval, engineering and capitalized interest costs when we determine that it is no longer probable that we will exercise options to buy land in specific locations or when we redesign communities and/or abandon certain engineering costs. In deciding not to exercise a land option, we take into consideration changes in market conditions, the timing of required land takedowns, the willingness of land sellers to modify terms of the land option contract (including timing of land takedowns), and the availability and best use of our capital, among other factors. The write-off is recorded in the period it is deemed not probable that the optioned property will be acquired. In certain instances, we have been able to recover deposits and other pre-acquisition costs that were previously written off. These recoveries have not been significant in comparison to the total costs written off.

Inventories held for sale are land parcels ready for sale in their current condition, where we have decided not to build homes but are instead actively marketing for sale. These land parcels represented $4.4 million of our total inventories at October 31, 2012, and are reported at the lower of carrying amount or fair value less costs to sell. In determining fair value for land held for sale, management considers, among other things, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation sale) and recent bona fide offers received from outside third parties.

Insurance Deductible Reserves - For homes delivered in fiscal 2012 and 2011, our deductible under our general liability insurance is $20 million per occurrence for construction defect and warranty claims. For bodily injury claims, our deductible per occurrence in fiscal 2012 and 2011 is $0.1 million up to a $5 million limit. Our aggregate retention in 2012 and 2011 is $21 million for construction defect, warranty and bodily injury claims. We do not have a deductible on our worker's compensation insurance. Reserves for estimated losses for construction defects, warranty, bodily injury and worker's compensation claims have been established using the assistance of a third-party actuary. We engage a third-party actuary that uses our historical warranty and construction defect data and worker's compensation data to assist our management in estimating our unpaid claims, claim adjustment expenses and incurred but not reported claims reserves for the risks that we are assuming under the general liability and worker's compensation programs. The estimates include provisions for inflation, claims handling and legal fees. These estimates are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to our markets and the types of products we build, claim settlement patterns, insurance industry practices, and legal interpretations, among others. Because of the high degree of judgment required in determining these estimated liability amounts, actual future costs could differ significantly from our currently estimated amounts.

Land Options - Deposits on options to acquire improved or unimproved home sites and pre-development costs incurred on this land under option are capitalized. Such amounts are either included as part of the purchase price if the land is acquired or charged to operations if we determine we will not exercise the option. If the options are with variable interest entities and we are the primary beneficiary, we record the land under option on the Consolidated Balance Sheets under "Consolidated inventory not owned" with an offset under "Liabilities from inventory not owned". The evaluation of whether or not we are the primary beneficiary can require significant judgment. Similarly, if the option obligation is to purchase under specific performance or has terms that require us to record it as financing, then we record the option on the Condensed Consolidated Balance Sheets under "Consolidated inventory not owned" with an offset under "Liabilities from inventory not owned". We record costs associated with other options on the Consolidated Balance Sheets under "Land and land options held for future development or sale".

Unconsolidated Homebuilding and Land Development Joint Ventures - Investments in unconsolidated homebuilding and land development joint ventures are accounted for under the equity method of accounting. Under the equity method, we recognize our proportionate share of earnings and losses earned by the joint venture upon the delivery of lots or homes to third parties. Our ownership interest in joint ventures varies but our voting interests are generally less than or equal to 50%. In determining whether or not we must consolidate joint ventures where we are the managing member of the joint venture, we assess whether the other partners have specific rights to overcome the presumption of control by us as the manager of the joint venture. In most cases, the presumption is overcome because the joint venture agreements require that both partners agree on establishing the significant operating and capital decisions of the partnership, including budgets, in the ordinary course of business. The evaluation of whether or not we control a venture can require significant judgment. In accordance with ASC 323-10, "Investments - Equity Method and Joint Ventures - Overall" ("ASC 323-10"), we assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment below its carrying amount is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on the joint venture's projected cash flows. This process requires significant management judgment and estimates. During fiscal 2011 and fiscal 2012, there were no write-downs of our joint venture investments.

Post-Development Completion and Warranty Costs - In those instances where a development is substantially completed and sold and we have additional construction work to be incurred, an estimated liability is provided to cover the cost of such work. In addition, we estimate and accrue warranty costs as part of cost of sales for repair costs under $5,000 per occurrence to homes, community amenities and land development infrastructure. We also accrue for warranty costs over $5,000 per occurrence as part of our general liability insurance deductible expensed as selling, general, and administrative costs. Warranty accruals require our management to make significant estimates about the cost of future claims. Both of these liabilities are recorded in "Accounts payable and other liabilities" on the Consolidated Balance Sheets.

Income Taxes - Deferred income taxes or income tax benefits are provided for temporary differences between amounts recorded for financial reporting and for income tax purposes. If the combination of future years' income (or loss) combined with the reversal of the timing differences results in a loss, such losses can be carried back to prior years or carried forward to future years to recover the deferred tax assets. In accordance with ASC 740-10, "Income Taxes - Overall" ("ASC 740-10"), we evaluate our deferred tax assets quarterly to determine if valuation allowances are required. ASC 740-10 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more-likely-than-not" standard. See "Total Taxes" below under "Results of Operations" for further discussion of the valuation allowances.

In evaluating the exposures associated with our various tax filing positions, we recognize tax liabilities in accordance with ASC 740-10, for more likely than not exposures. We re-evaluate the exposures associated with our tax positions on a quarterly basis. This evaluation is based on factors such as changes in facts or circumstances, changes in tax law, new audit activity, and effectively settled issues. Determining whether an uncertain tax position is effectively settled requires judgment. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. A number of years may elapse before a particular matter for which we have established a liability is audited and fully resolved or clarified. We adjust our liability for unrecognized tax benefits and income tax provision in the period in which an uncertain tax position is effectively settled, or the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a liability that is materially different from our current estimate. Any such changes will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Recent Accounting Pronouncements

See Note 3 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. There have been no accounting pronouncements that have been issued but not yet implemented that we believe will materially impact our financial statements.

Capital Resources and Liquidity

Our operations consist primarily of residential housing development and sales in the Northeast (New Jersey, Pennsylvania), the Mid-Atlantic (Delaware, Maryland, Virginia, West Virginia, Washington D.C.), the Midwest (Illinois, Minnesota, Ohio), the Southeast (Florida, Georgia, North Carolina, South Carolina), the Southwest (Arizona, Texas), and the West (California). In addition, we provide certain financial services to our homebuilding customers.

We have historically funded our homebuilding and financial services operations with cash flows from operating activities, borrowings under our bank credit facilities (when we had such facilities for our homebuilding operations) and the issuance of new debt and equity securities. During the prolonged housing market downturn that began in late 2006, we had been operating with a primary focus to generate cash flows from operations through reductions in assets during fiscal 2007 through fiscal 2009. The generation of cash flow, together with debt repurchases and exchanges at prices below par, allowed us to reduce net debt (notes payable, excluding accrued interest, less homebuilding cash and cash equivalents) during fiscal 2008 and 2009 by approximately $773 million. Since the latter half of fiscal 2009, we have seen more opportunities to purchase land at prices that make economic sense given the then-current home sales prices and sales paces. As such, since that time, despite acquiring new land at higher levels than in the previous few years we have been able to further reduce our net debt by approximately $48 million.

Our net income (loss) historically does not approximate cash flow from operating activities. The difference between net income (loss) and cash flow from operating activities is primarily caused by changes in inventory levels together with changes in receivables, prepaid and other assets, mortgage loans held for sale, interest and other accrued liabilities, deferred income taxes, accounts payable and other liabilities, and noncash charges relating to depreciation, amortization of computer software costs, stock compensation awards and impairment losses for inventory. When we are expanding our operations, inventory levels, prepaids, and other assets increase causing cash flow from operating activities to decrease. Certain liabilities also increase as operations expand and partially offset the negative effect on cash flow from operations caused by the increase in inventory levels, prepaids and other assets. Similarly, as our mortgage operations expand, net income from these operations increases, but for cash flow purposes net income is offset by the net change in mortgage assets and liabilities. The opposite is true as our investment in new land purchases and development of new communities decrease, which is what happened during the last half of fiscal 2007 through fiscal 2009, allowing us to generate positive cash flow from operations during this period. Since the latter part of fiscal 2009 cumulative through October 31, 2012, as a result of the new land purchases and land development we have used cash in operations as we add new communities. Looking forward, given the unstable housing market, it will continue to be difficult to generate positive cash flow from operations until we return to sustained profitability. However, we will continue to make adjustments to our structure and our business plans in order to maximize our liquidity while also taking steps to return to sustained profitability, including through land acquisitions.

Our homebuilding cash balance at October 31, 2012 increased by $14.0 million from October 31, 2011. The significant uses of cash during fiscal 2012 were primarily due to spending approximately $363.8 million on land and land development, and for repurchases of certain of our senior and senior secured notes. Through the third quarter of fiscal 2012, we spent $75.4 million for principal payments and debt repurchases of certain of our senior and senior secured notes and $22.1 million for the November 2011 debt exchange discussed below. In the fourth quarter of fiscal 2012, we issued $797.0 million of new senior secured notes and $100.0 million of senior exchangeable notes units, and used the proceeds for the tender offer and redemption of $797.0 million of then existing senior secured notes at a premium, resulting in net cash paid of $22.8 million. These cash uses were partially offset by $47.3 million of proceeds received through the April 2012 common stock issuance, $32.9 million of net proceeds from model sale leaseback financing programs, $44.8 million of net proceeds from a new land banking arrangement and a $31.8 million reduction of homebuilding restricted cash. Most of this restricted cash became unrestricted as the letters of credit the cash collateralized were released during fiscal 2012. The remaining change in cash came from normal operations.

Our cash uses during fiscal 2012 and 2011 were for operating expenses, land purchases, land deposits, land development, construction spending, debt payments, repurchases, state income taxes, interest payments and investments in joint ventures. During these periods, we funded our cash requirements from available cash on hand, debt and equity issuances, housing and land sales, model sale leasebacks, land banking deals, financial service revenues, and other revenues. We believe that these sources of cash will be sufficient through fiscal 2013 to finance our working capital requirements and other needs. However, if necessary, potential additional sources to generate cash could include entering into additional joint ventures or land banking deals, issuing equity for cash or debt, selling excess land, entering into additional model sale leasebacks, limiting started unsold homes, delaying or reducing land purchases and take-downs or reducing land development spending.

On July 3, 2001, our Board of Directors authorized a stock repurchase program to purchase up to 4 million shares of Class A Common Stock. During fiscal 2012, we repurchased 0.1 million shares under this program, but we did not repurchase any shares under this program during fiscal 2011 or 2010. As of October 31, 2012, 3.5 million shares of Class A Common Stock have been purchased under this program (See Part II, Item 5 for information on equity purchases).

On July 12, 2005, we issued 5,600 shares of 7.625% Series A Preferred Stock, with a liquidation preference of $25,000. Dividends on the Series A Preferred Stock are not cumulative and are payable at an annual rate of 7.625%. The Series A Preferred Stock is not convertible into the Company's common stock and is redeemable in whole or in part at our option at the liquidation preference of the shares beginning on the fifth anniversary of their issuance. The Series A Preferred Stock is traded as depositary shares, with each depositary share representing 1/1000th of a share of Series A Preferred Stock. The depositary shares are listed on the NASDAQ Global Market under the symbol "HOVNP". In fiscal 2012, 2011, and 2010, we did not make any dividend payments on the Series A Preferred Stock as a result of covenant restrictions in our debt instruments. We anticipate that we will continue to be restricted from paying dividends, which are not cumulative, for the foreseeable future.

On October 20, 2009, K. Hovnanian Enterprises, Inc. ("K. Hovnanian") issued $785.0 million ($770.9 million net of discount) of 10.625% Senior Secured Notes due October 15, 2016. The notes are secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of the assets owned by us, K. Hovnanian and the guarantors. The net proceeds from this issuance, together with cash on hand, were used to fund certain cash tender offers and consent solicitations for our then outstanding 11.5% Senior Secured Notes due 2013 and 18.0% Senior Secured Notes due 2017 and certain series of our unsecured notes. In May 2011, we issued $12.0 million of additional 10.625% Senior Secured Notes due 2016 as discussed below. The 10.625% Senior Secured Notes due 2016 were the subject of a tender offer in October 2012, and the notes that were not tendered in the tender offer were redeemed, as discussed below.

On January 15, 2010, the remaining $13.6 million principal amount of our 6.0% Senior Subordinated Notes due 2010 matured and was paid. During the year ended October 31, 2010, we repurchased in open market transactions $27.0 million principal amount of 6.5% Senior Notes due 2014, $54.5 million principal amount of 6.375% Senior Notes due 2014, $29.5 million principal amount of 6.25% Senior Notes due 2015, $1.4 million principal amount of 8.875% Senior Subordinated Notes due 2012, and $11.1 million principal amount of 7.75% Senior Subordinated Notes due 2013. The aggregate purchase price for these repurchases was $97.9 million, plus accrued and unpaid interest. These repurchases resulted in a gain on extinguishment of debt of $25.0 million for the year ended October 31, 2010, net of the write-off of unamortized discounts and fees.

On February 9, 2011, we issued 13,512,500 shares of our Class A Common Stock, including 1,762,500 shares issued pursuant to the over-allotment option granted to the underwriters, at a price of $4.30 per share.

On February 9, 2011, we issued an aggregate of 3,000,000 7.25% Tangible Equity Units (the "Units"), and on February 14, 2011, we issued an additional 450,000 Units pursuant to the over-allotment option granted to the underwriters. Each Unit initially consists of (i) a prepaid stock purchase contract (each a "Purchase Contract") and (ii) a senior subordinated amortizing note due February 15, 2014 (each, a "Senior Subordinated Amortizing Note"). As of October 31, 2012 and 2011, we had an aggregate principal amount of $6.1 million and $13.3 million, respectively, of Senior Subordinated Amortizing Notes outstanding. On each February 15, May 15, August 15 and November 15, K. Hovnanian will pay holders of Senior Subordinated Amortizing Notes equal quarterly cash installments of $0.453125 per Senior Subordinated Amortizing Note, which cash payments in the aggregate will be equivalent to 7.25% per year with respect to each $25 stated amount of Units. Each installment constitutes a payment of interest (at a rate of 12.072% per annum) and a partial repayment of principal on the Senior Subordinated Amortizing Notes, allocated as set forth in the amortization schedule provided in the indenture under which the Senior Subordinated Amortizing Notes were issued. The Senior Subordinated Amortizing Notes have a scheduled final installment payment date of February 15, 2014. If we elect to settle the Purchase Contracts early, holders of the Senior Subordinated Amortizing Notes will have the right to require K. Hovnanian to repurchase such holders' Senior Subordinated Amortizing Notes, except in certain circumstances as described in the indenture governing Senior Subordinated Amortizing Notes.

Unless settled earlier, on February 15, 2014 (subject to postponement under certain circumstances), each Purchase Contract will automatically settle and we will deliver a number of shares of Class A Common Stock based on the applicable market value, as defined in the purchase contract agreement, which will be between 4.7655 shares and 5.8140 shares per Purchase Contract (subject to adjustment). Each Unit may be separated into its constituent Purchase Contract and Senior Subordinated Amortizing Note after the initial issuance date of the Units, and the separate components may be combined to create a Unit. The Senior Subordinated Amortizing Note component of the Units is recorded as debt, and the Purchase Contract component of the Units is recorded in equity as additional paid in capital. We have recorded $68.1 million, the initial fair value of the Purchase Contracts, as additional paid in capital. As of October 31, 2012, 1.6 million Purchase Contracts have been converted into 7.7 million shares of our Class A Common Stock.

During the second quarter of fiscal 2012, we exchanged pursuant to agreements with bondholders approximately $3.1 million aggregate principal amount of our Senior Subordinated Amortizing Notes for shares of our Class A Common Stock, as discussed in Note 3 to the Consolidated Financial Statements. These transactions resulted in a gain on extinguishment of debt of $0.2 million for the year ended October 31, 2012.

On February 14, 2011, K. Hovnanian issued $155.0 million aggregate principal amount of 11.875% Senior Notes due 2015, which are guaranteed by us and substantially all of our subsidiaries. These notes were the subject of a November 2011 exchange offer discussed below. The net proceeds from the issuances of the 11.875% Senior Notes due 2015, Class A Common Stock described above, and Units were approximately $286.2 million, a portion of which were used to fund the purchase through tender offers, on February 14, 2011, of the following series of K. Hovnanian's senior and senior subordinated notes: approximately $24.6 million aggregate principal amount of 8.0% Senior Notes due 2012, $44.1 million aggregate principal amount of 8.875% Senior Subordinated Notes due 2012 and $29.2 million aggregate principal amount of 7.75% Senior Subordinated Notes due 2013. On February 14, 2011, K. Hovnanian called for redemption on March 15, 2011 all outstanding notes of such series that were not tendered in the tender offers for an aggregate redemption price of approximately $60.1 million. Such redemptions were funded with proceeds from the offerings of the Class A Common Stock, the Units and the 11.875% Senior Notes due 2015. In both, the tender offers and redemptions, we paid a premium, incurred fees, and wrote off discounts and prepaid costs that we were amortizing over the term of notes.

On May 4, 2011, K. Hovnanian issued $12.0 million of additional 10.625% Senior Secured Notes due 2016 resulting in net proceeds of approximately $11.6 million. On June 3, 2011, we used these net proceeds together with cash on hand, to fund the redemption of the remaining outstanding principal amount ($0.5 million) of our 11.5% Senior Secured Notes due 2013 and the remaining outstanding principal amount ($11.7 million) of our 18.0% Senior Secured Notes due 2017. These transactions, along with the tender offers and redemptions in February and March 2011 discussed above, resulted in a loss of $3.1 million during the year ended October 31, 2011.

On November 1, 2011, we issued $141.8 million aggregate principal amount of 5.0% Senior Secured Notes due 2021 (the "5.0% 2021 Notes") and $53.2 million aggregate principal amount of 2.0% Senior Secured Notes due 2021 (the "2.0% 2021 Notes", and together with the 5.0% 2021 Notes the "2021 Notes") in exchange for $195.0 million of certain of our unsecured senior notes with maturities ranging from 2014 through 2017. Holders of the senior notes due 2014 and 2015 that were exchanged in the exchange offer also received an aggregate of approximately $14.2 million in cash payments and all holders of senior notes that were exchanged in the exchange offer received accrued and unpaid interest (in the aggregate amount of approximately $3.3 million). Costs associated with this transaction were $4.7 million. The 5.0% 2021 Notes and the 2.0% 2021 Notes were issued as separate series under an indenture, but have substantially the same terms other than with respect to interest rate and related redemption provisions, and vote together as a single class. The accounting for the debt exchange was treated as a troubled debt restructuring. Under this accounting, the Company did not recognize any gain or loss on extinguishment of debt and the costs associated with the debt exchange were expensed as incurred as shown in "Other operations" in the Consolidated Statement of Operations. See Note 9 to the Consolidated Financial Statements for further discussion.

On October 2, 2012, K. Hovnanian issued $577.0 million aggregate principal amount of 7.25% senior secured first lien notes due 2020 (the "First Lien Notes") and $220.0 million aggregate principal amount of 9.125% senior secured second lien notes due 2020 (the "Second Lien Notes" and, together with the First Lien Notes, the "2020 Secured Notes") in a private placement (the "2020 Secured Notes Offering"). The net proceeds from the 2020 Secured Notes Offering, together with the net proceeds of the Units offering discussed below, and cash on hand, were used to fund the tender offer and consent solicitation with respect to the Company's then outstanding 10.625% Senior Secured Notes due 2016 and the redemption of the remaining notes that were not purchased in the tender offer as described below.

The First Lien Notes are secured by a first-priority lien and the Second Lien Notes are secured by a second-priority lien, in each case, subject to permitted liens and other exceptions, on substantially all the assets owned by us, K. Hovnanian and the guarantors of such notes. At October 31, 2012, the aggregate book value of the real property that would constitute collateral securing the 2020 Secured Notes was approximately $572.4 million, which does not include the impact of inventory investments, home deliveries, or impairments thereafter and which may differ from the value if it were appraised. In addition, cash collateral that would secure the 2020 Secured Notes was $236.8 million as of October 31, 2012, which includes $30.7 million of restricted cash collateralizing certain letters of credit. Subsequent to such date, cash uses include general business operations and real estate and other investments.

The First Lien Notes are redeemable in whole or in part at our option at any time prior to October 15, 2015 at 100% of the principal amount plus an applicable "Make-Whole Amount." We may also redeem some of all of the First Lien Notes at 105.438% of principal commencing October 15, 2015, at 103.625% of principal commencing October 15, 2016, at 101.813% of principal commencing October 15, 2017 and 100% of principal commencing October 15, 2018. In addition, we may redeem up to 35% of the aggregate principal amount of the First Lien Notes prior to October 15, 2015 with the net cash proceeds from certain equity offerings at 107.25% of principal.

The Second Lien Notes are redeemable in whole or in part at our option at any time prior to November 15, 2015 at 100% of the principal amount plus an applicable "Make-Whole Amount." We may also redeem some or all of the Second Lien Notes at 106.844% of principal commencing November 15, 2015, at 104.563% of principal commencing November 15, 2016, at 102.281% of principal commencing November 15, 2017 and 100% of principal commencing November 15, 2018. In addition, we may redeem up to 35% of the aggregate principal amount of the Second Lien Notes prior to November 15, 2015 with the net cash proceeds from certain equity offerings at 109.125% of principal.

Also on October 2, 2012, the Company and K. Hovnanian issued $100,000,000 aggregate stated amount of 6.0% Exchangeable Note Units (the "Units") (equivalent to 100,000 Units). Each $1,000 stated amount of Units initially consists of (1) a zero coupon senior exchangeable note due December 1, 2017 (the "Exchangeable Note") issued by K. Hovnanian, which bears no cash interest and has an initial principal amount of $768.51 per Exchangeable Note, and that will accrete to $1,000 at maturity and (2) a senior amortizing note due December 1, 2017 (the "Senior Amortizing Note") issued by K. Hovnanian, which has an initial principal amount of $231.49 per Senior Amortizing Note, bears interest at a rate of 11.0% per annum, and has a final installment payment date of December 1, 2017. Each Unit may be separated into its constituent Exchangeable Note and Senior Amortizing Note after the initial issuance date of the Units, and the separate components may be combined to create a Unit.

Each Exchangeable Note had an initial principal amount of $768.51 (which will accrete to $1,000 over the term of the Exchangeable Note at an annual rate of 5.17% from the date of issuance, calculated on a semi-annual bond equivalent yield basis). Holders may exchange their Exchangeable Notes at their option at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding December 1, 2017. Each Exchangeable Note will be exchangeable for shares of Class A Common Stock at an initial exchange rate of 185.5288 shares of Class A Common Stock per Exchangeable Note (equivalent to an initial exchange price, based on $1,000 principal amount at maturity, of approximately $5.39 per share of Class A Common Stock). The exchange rate will be subject to adjustment in certain events. If certain corporate events occur prior to the maturity date, the Company will increase the applicable exchange rate for any holder who elects to exchange its Exchangeable Notes in connection with such corporate event. In addition, holders of Exchangeable Notes will also have the right to require K. Hovnanian to repurchase such holders' Exchangeable Notes upon the occurrence of certain of these corporate events.

On each June 1 and December 1 commencing on June 1, 2013 (each, an "installment payment date") K. Hovnanian will pay holders of Senior Amortizing Notes equal semi-annual cash installments of $30.00 per Senior Amortizing Note (except for the June 1, 2013 installment payment, which will be $39.83 per Senior Amortizing Note), which cash payment in the aggregate will be equivalent to 6.0% per year with respect to each $1,000 stated amount of Units. Each installment will constitute a payment of interest (at a rate of 11.0% per annum) and a partial repayment of principal on the Senior Amortizing Note. If certain corporate events occur prior to the maturity date, holders of the Senior Amortizing Notes will have the right to require K. Hovnanian to repurchase such holders' Senior Amortizing Notes.

The net proceeds of the Units Offering, along with the net proceeds from the 2020 Secured Notes Offering previously discussed, and cash on hand, were used to fund the tender offer and consent solicitation with respect to the Company's then outstanding 10.625% Senior Secured Notes due 2016 and redemption of the remaining notes that were not purchased in the tender offer as described below.

On October 2, 2012, pursuant to a cash tender offer and consent solicitation, we purchased in a fixed-price tender offer approximately $637.2 million aggregate principal amount of 10.625% Senior Secured Notes due 2016 for approximately $691.3 million, plus accrued and unpaid interest. Subsequently, all 10.625% Senior Secured Notes due 2016 that were not tendered in the tender offer (approximately $159.8 million) were redeemed for an aggregate redemption price of approximately $181.8 million. The tender offer and redemption resulted in a loss on extinguishment of debt of $87.0 million, including the write-off of unamortized discounts and fees.

During the year ended October 31, 2012, we repurchased for cash in the open market and privately negotiated transactions $21.0 million principal amount of our 6.25% Senior Notes due 2016, $61.1 million principal amount of our 7.5% Senior Notes due 2016, $37.4 million principal amount of our 8.625% Senior Notes due 2017 and $2.0 million principal amount of our 11.875% Senior Notes due 2015. No such repurchases were made during the quarter ended October 31, 2012. The aggregate purchase price for these repurchases was $72.2 million plus accrued and unpaid interest. These repurchases resulted in a gain on extinguishment of debt of $48.4 million for the year ended October 31, 2012, net of the write-off of unamortized discounts and fees. The gain is included in the Consolidated Statement of Operations as "(Loss) gain on extinguishment of debt." Certain of these repurchases were funded with the proceeds from our April 11, 2012 issuance of 25,000,000 shares of our Class A Common Stock (see Note 3 to the Consolidated Financial Statements).

In addition, during the year ended October 31, 2012, pursuant to agreements with bondholders we exchanged $7.8 million principal amount of our 6.25% Senior Notes due 2016, $4.0 million principal amount of our 7.5% Senior Notes due 2016 and $18.3 million of our outstanding 8.625% Senior Notes due 2017 for shares of our Class A Common Stock, as discussed in Note 3 to the Consolidated Financial Statements. These transactions were treated as a substantial modification of debt, resulting in a gain on extinguishment of debt of $9.3 million for the year ended October 31, 2012. No such exchanges were made during the quarter ended October 31, 2012. The gain is included in the Consolidated Statement of Operations as "(Loss) gain on extinguishment of debt."

As of October 31, 2012, we had $992.0 million of outstanding senior secured notes ($977.4 million, net of discount), comprised of $53.2 million 2.0% Senior Secured Notes due 2021, $141.8 million 5.0% Senior Secured Notes due 2021, $577.0 million 7.25% Senior Secured First Lien Notes due 2020 and $220.0 million 9.125% Senior Secured Second Lien Notes due 2020. As of October 31, 2012, we also had $460.6 million of outstanding senior notes ($458.7 million, net of discount), comprised of $36.7 million 6.5% Senior Notes due 2014, $3.0 million 6.375% Senior Notes due 2014, $21.4 million 6.25% Senior Notes due 2015, $131.2 million 6.25% Senior Notes due 2016, $86.5 million 7.5% Senior Notes due 2016, $121.0 million 8.625% Senior Notes due 2017 and $60.8 million 11.875% Senior Notes due 2015. In addition, as of October 31, 2012, we had outstanding $6.1 million Senior Subordinated Amortizing Notes due 2014, $76.9 million Senior Exchangeable Notes due 2017 and $23.1 million 11.0% Senior Amortizing Notes due 2017.

Except for K. Hovnanian, the issuer of the notes, our home mortgage subsidiaries, joint ventures and subsidiaries holding interests in our joint ventures, certain of our title insurance subsidiaries and our foreign subsidiary, we and each of our subsidiaries are guarantors of the senior secured, senior, senior amortizing, senior exchangeable and senior subordinated amortizing notes outstanding at October 31, 2012 (see Note 22 to the Consolidated Financial Statements). In addition, the 5.0% Senior Secured Notes due 2021 and the 2.0% Senior Secured Notes due 2021 are guaranteed by K. Hovnanian JV Holdings, L.L.C and its subsidiaries except for certain joint ventures and joint venture holding companies (collectively, the "Secured Group"). Members of the Secured Group do not guarantee K. Hovnanian's other indebtedness.

The indentures governing the notes do not contain any financial maintenance covenants, but do contain restrictive covenants that limit, among other things, the Company's ability and that of certain of its subsidiaries, including K. Hovnanian, to incur additional indebtedness (other than certain permitted indebtedness, refinancing indebtedness and non-recourse indebtedness), pay dividends and make distributions on common and preferred stock, repurchase subordinated indebtedness with respect to certain of the senior secured notes, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all assets and enter into certain transactions with affiliates. The indentures also contain events of default which would permit the holders of the notes to declare the notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the notes or other material indebtedness, the failure to comply with agreements and covenants and specified events of bankruptcy, and insolvency and, with respect to the indentures governing the senior secured notes, the failure of the documents granting security for the senior secured notes to be in full force and effect and the failure of the liens on any material portion of the collateral securing the senior secured notes to be valid and perfected. As of October 31, 2012, we believe we were in compliance with the covenants of the indentures governing our outstanding notes.

Under the terms of the indentures, we have the right to make certain redemptions and, depending on market conditions and covenant restrictions, may do so from time to time. We also continue to evaluate our capital structure and may also continue to make debt purchases and/or exchanges for debt or equity from time to time through tender offers, open market purchases, private transactions, or otherwise or seek to raise additional debt or equity capital, depending on market conditions and covenant restrictions.

If our consolidated fixed charge coverage ratio, as defined in the indentures governing our senior secured and senior notes (other than the senior exchangeable notes) is less than 2.0 to 1.0, we are restricted from making certain payments, including dividends, and from incurring indebtedness other than certain permitted indebtedness, refinancing indebtedness, and non-recourse indebtedness. As a result of this restriction, we are currently restricted from paying dividends, which are not cumulative, on our 7.625% Series A Preferred Stock. If current market trends continue or worsen, we will continue to be restricted from paying dividends for the foreseeable future. Our inability to pay dividends is in accordance with covenant restrictions and will not result in a default under our bond indentures or otherwise affect compliance with any of the covenants contained in the bond indentures.

We do not have a revolving credit facility but have certain stand alone cash collateralized letter of credit agreements and facilities under which there were a total of $29.5 million and $54.1 million of letters of credit outstanding as of October 31, 2012 and October 31, 2011, respectively. These agreements and facilities require us to maintain specified amounts of cash as collateral in segregated accounts to support the letters of credit issued thereunder, which will affect the amount of cash we have available for other uses. As of October 31, 2012 and October 31, 2011, the amount of cash collateral in these segregated accounts was $30.7 million and $57.7 million, respectively, which is reflected in "Restricted cash" on the Consolidated Balance Sheets.

Our wholly owned mortgage banking subsidiary, K. Hovnanian American Mortgage, LLC ("K. Hovnanian Mortgage"), originates mortgage loans primarily from the sale of our homes. Such mortgage loans and related servicing rights are sold in the secondary mortgage market within a short period of time. Our secured Master Repurchase Agreement with JPMorgan Chase Bank, N.A. ("Chase Master Repurchase Agreement") is a short-term borrowing facility that provides up to $75.0 million through November 16, 2012 and thereafter up to $50.0 million through March 28, 2013. The loan is secured by the mortgages held for sale and is repaid when we sell the underlying mortgage loans to permanent investors. Interest is payable monthly on outstanding advances at the current LIBOR subject to a floor of 1.625% plus the applicable margin ranging from 2.5% to 3.0% based on the takeout investor and type of loan. As of October 31, 2012, the aggregate principal amount of all borrowings under the Chase Master Repurchase Agreement was $58.8 million.

On May 29, 2012, K. Hovnanian Mortgage entered into another secured Master Repurchase Agreement with Customers Bank ("Customers Master Repurchase Agreement"), which is a short-term borrowing facility that provides up to $37.5 million through May 28, 2013. The loan is secured by the mortgages held for sale and is repaid when we sell the underlying mortgage loans to permanent investors. Interest is payable daily or as loans are sold to permanent investors on outstanding advances at the current LIBOR subject to a floor of 3.5% plus the applicable margin ranging from 3.0% to 5.5% based on the takeout investor and type of loan. As of October 31, 2012, the aggregate principal amount of all borrowings under the Customers Master Repurchase Agreement was $22.9 million.

On June 29, 2012, K. Hovnanian Mortgage entered into a third secured Master Repurchase Agreement with Credit Suisse First Boston Mortgage Capital LLC ("Credit Suisse Master Repurchase Agreement"), which is a short-term borrowing facility that provides up to $50.0 million through June 28, 2013. The loan is secured by the mortgages held for sale and is repaid when we sell the underlying mortgage loans to permanent investors. Interest is payable monthly on outstanding advances at the Credit Suisse Cost of Funds, which was 0.63% at October 31, 2012, plus the applicable margin ranging from 3.75% to 4.0% based on the takeout investor and type of loan. As of October 31, 2012, the aggregate principal amount of all borrowings under the Credit Suisse Master Repurchase Agreement was $25.8 million.

The Chase Master Repurchase Agreement, Customers Master Repurchase Agreement and Credit Suisse Master Repurchase Agreement (together, the "Master Repurchase Agreements") require K. Hovnanian Mortgage to satisfy and maintain specified financial ratios and other financial condition tests. Because of the extremely short period of time mortgages are held by K. Hovnanian Mortgage before the mortgages are sold to investors (generally a period of a few weeks), the immateriality to us on a consolidated basis of the size of the Master Repurchase Agreements, the levels required by these financial covenants, our ability based on our immediately available resources to contribute sufficient capital to cure any default, were such conditions to occur, and our right to cure any conditions of default based on the terms of the agreement, we do not consider any of these covenants to be substantive or material. As of October 31, 2012, we believe we were in compliance with the covenants under the Master Repurchase Agreements.

During fiscal 2011 and 2012, Fitch Ratings ("Fitch"), Moody's Investor Services ("Moody's") and Standard and Poor's ("S&P"), took certain rating actions as follows:

- On June 28, 2011, S&P downgraded our corporate credit rating from CCC+ to CCC.

- On September 8, 2011, Moody's downgraded our corporate family and probability of default ratings to Caa2 from Caa1. Moody's also lowered the rating on our 10.625% senior secured notes to B2 from B1 and our senior unsecured notes to Caa3 from Caa2. The rating on our preferred stock was affirmed at Ca, and our speculative grade liquidity assessment remained SGL-3.

- On October 5, 2011, S&P downgraded our corporate credit ratings and its ratings on our 10.625% senior secured notes to "CC" from "CCC". S&P also lowered the rating on our senior unsecured notes to C from CC.

- On October 20, 2011, Moody's changed our probability of default ratings to Caa2/LD from Caa2 and also lowered the rating on our 10.625% senior secured notes to B3 from B2 and assigned a rating of B3 to our 2.0% and 5.0% senior secured notes (issued in November 2011). Subsequently, on October 25, 2011, the LD designation on our probability of default ratings was removed.

- On October 29, 2011, S&P lowered our corporate credit rating to Selective Default ("SD") from CC and lowered our rating on our senior unsecured notes from C to D. Subsequently, on November 3, 2011, S&P raised the Company's corporate credit rating to CCC- from SD. S&P also raised our ratings on our 10.625% senior secured notes to CCC- from CC and our senior unsecured notes to CC from D.

- On November 2, 2011, Fitch lowered our Issuer Default Rating ("IDR") to Restricted Default ("RD") from CCC. Subsequently, on November 14, 2011, Fitch raised our IDR from RD back to CCC.

- On July 27, 2012, S&P revised its outlook on the Company to positive from negative. At the same time, it affirmed its ratings on the Company, including the "CCC-" corporate credit rating.

- On November 5, 2012, S&P raised our corporate credit rating to CCC+ from CCC- and removed us from CreditWatch positive. On the same date, S&P also raised the ratings on our senior secured notes to CCC from CC and on our unsecured notes to CCC- from CC, as well as removed them from CreditWatch positive.

Downgrades in our credit ratings do not accelerate the scheduled maturity dates of our debt or affect the interest rates charged on any of our debt issues or our debt covenant requirements or cause any other operating issue. A potential risk from negative changes in our credit ratings is that they may make it more difficult or costly for us to access capital. However, due to our available cash resources, the downgrades and revisions to our credit ratings in 2011 discussed above have not impacted management's operating plans, or our financial condition, results of operations or liquidity.

Total inventory, excluding consolidated inventory not owned, decreased $74.8 million during the year ended October 31, 2012. Total inventory, excluding consolidated inventory not owned, increased in the Midwest $12.0 million and in the Southwest by $17.9 million. This increase was offset by decreases in the Northeast of $20.5 million, in the Mid-Atlantic by $43.3 million, in the Southeast by $3.8 million and in the West of $37.1 million. The decreases were primarily attributable to inventory that was reclassified to consolidated inventory not owned during the period as discussed below and to delivering homes at a faster pace than replenishing with new land, as noted by the decrease in our community count from October 31, 2011 to October 31, 2012. There were also land sales in several of our segments throughout fiscal 2012, contributing to the decrease in inventory. These decreases were partially offset by the acquisition of new land parcels and consolidation of a community that was previously held in one of our unconsolidated joint ventures. During the year ended October 31, 2012, we incurred $9.8 million in impairments, which primarily related to a property that is held for sale in the Northeast, a community in the Midwest, several communities in the Southeast and two communities in the West in fringe markets in these areas that continue to see weakening market conditions. In addition, we wrote-off costs in the amount of $2.7 million during the year ended October 31, 2012 related to land options that expired or that we terminated, as the communities' forecasted profitability was not projected to produce adequate returns on investment commensurate with the risk. In the last few years, we have been able to acquire new land parcels at prices that we believe will generate reasonable returns under current homebuilding market conditions. There can be no assurances that this trend will continue in the near term. Substantially all homes under construction or completed and included in inventory at October 31, 2012 are expected to be closed during the next 12 months.

The total inventory decrease discussed above excluded the increase in consolidated inventory not owned of $88.2 million. Consolidated inventory not owned consists of specific performance options and other options that were added to our balance sheet in accordance with accounting principles generally accepted in the United States. The increase from October 31, 2011 to October 31, 2012, was due to sale and leaseback of certain model homes and land banking transactions during fiscal 2012. During fiscal 2012, we sold and leased back certain of our model homes with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of our continued involvement for accounting purposes, these sale and leaseback transactions are considered a financing rather than a sale for accounting purposes. Therefore, for purposes of our Consolidated Balance Sheet, the inventory of $33.7 million was reclassified to consolidated inventory not owned, with a $32.9 million liability from inventory not owned for the amount of net cash received. In addition, we entered into a land banking arrangement in fiscal 2012 with GSO whereby we sold a portfolio of our land parcels to GSO, and GSO provided us an option to purchase back finished lots on a quarterly basis. Because of our option to repurchase these parcels, for accounting purposes this transaction is considered a financing rather than a sale. For purposes of our Consolidated Balance Sheet, the inventory of $56.9 million was reclassified to consolidated inventory not owned, with a $44.8 million liability from inventory not owned recorded for the amount of net cash received. Offsetting the increase in consolidated inventory not owned was a decrease due to the purchase of properties in the Southwest and West during the period, which had specific performance obligations.

When possible, we option property for development prior to acquisition. By optioning property, we are only subject to the loss of the cost of the option and predevelopment costs if we choose not to exercise the option. As a result, our commitment for major land acquisitions is reduced. The costs associated with optioned properties are included in "Land and land options held for future development or sale inventory". Also included in "Land and land options held for future development or sale inventory" are amounts associated with inventory in mothballed communities. We mothball (or stop development on) certain communities when we determine the current performance does not justify further investment at this time. That is, we believe we will generate higher returns if we decide against spending money to improve land today and save the raw land until such times as the markets improve or we determine to sell the property. As of October 31, 2012, we have mothballed land in 53 communities. The book value associated with these communities at October 31, 2012 was $124.2 million, net of impairment write-downs of $467.8 million. We continually review communities to determine if mothballing is appropriate. During the fiscal 2012, we mothballed one community previously held for sale, re-activated two communities and sold five communities which were previously mothballed. Our inventory representing "Land and land options held for future development or sale" at October 31, 2012, on the

Consolidated Balance Sheets, decreased by $26.5 million compared to October 31, 2011. The decrease was due to the movement of certain of our communities from held for future development to sold and unsold homes and lots under development during the period, combined with land sales in the Northeast and Southeast and additional impairments taken in the Northeast, Midwest, Southeast and West during fiscal 2012, offset by an increase due to the acquisition of new land in all segments during fiscal 2012.

The following table summarizes home sites included in our total residential real estate. The decrease in total home sites available in 2012 compared to 2011 is attributable to the delivery of homes during fiscal 2012, offset by new lots controlled via option or purchase during 2012.

	Total Home Sites	**Contracted Not Delivered**	**Remaining Home Sites Available**
October 31, 2012:			
Northeast	4,363	264	4,099
Mid-Atlantic	5,878	266	5,612
Midwest	3,204	427	2,777
Southeast	2,179	235	1,944
Southwest	5,753	506	5,247
West	6,642	191	6,451
Consolidated total	28,019	1,889	26,130
Unconsolidated joint ventures	1,774	256	1,518
Total including unconsolidated joint ventures	29,793	2,145	27,648
Owned	16,427	1,499	14,928
Optioned	11,418	216	11,202
Construction to permanent financing lots	174	174	-
Consolidated total	28,019	1,889	26,130
Lots controlled by unconsolidated joint ventures	1,774	256	1,518
Total including unconsolidated joint ventures	29,793	2,145	27,648
October 31, 2011:			
Northeast	4,739	265	4,474
Mid-Atlantic	5,592	325	5,267
Midwest	2,099	226	1,873
Southeast	2,846	124	2,722
Southwest	5,527	331	5,196
West	7,502	116	7,386
Consolidated total	28,305	1,387	26,918
Unconsolidated joint ventures	2,731	276	2,455
Total including unconsolidated joint ventures	31,036	1,663	29,373
Owned	18,277	1,141	17,136
Optioned	9,913	131	9,782
Construction to permanent financing lots	115	115	-
Consolidated total	28,305	1,387	26,918
Lots controlled by unconsolidated joint ventures	2,731	276	2,455
Total including unconsolidated joint ventures	31,036	1,663	29,373

The following table summarizes our started or completed unsold homes and models, excluding unconsolidated joint ventures, in active and substantially completed communities:

	October 31, 2012			October 31, 2011		
	Unsold Homes	Models	Total	Unsold Homes	Models	Total
Northeast	116	9	125	86	18	104
Mid-Atlantic	65	7	72	73	30	103
Midwest	19	22	41	45	38	83
Southeast	55	10	65	58	30	88
Southwest	355	19	374	431	81	512
West	39	6	45	118	52	170
Total	649	73	722	811	249	1,060
Started or completed unsold homes and models per active selling communities(1)	3.8	0.4	4.2	4.2	1.3	5.5

(1) *Active selling communities, which are communities that are open for sale with 10 or more home sites available, were 172 and 192 at October 31, 2012, and 2011, respectively.*

Unsold homes at October 31, 2012 decreased compared to the prior year, as the market improved and the sales pace per community increased in 2012. Models owned decreased as a result of the sale and leaseback transactions in fiscal 2012, as previously discussed.

Restricted cash and cash equivalents decreased $31.8 million to $41.7 million at October 31, 3012 compared to October 31, 2011. The decrease was primarily related to the release of cash securitizing letters of credit due to a reduction in our outstanding letters of credit. The largest reduction related to a land sale in the Northeast in the fourth quarter of fiscal 2011, whereby a letter of credit obligation was released in early fiscal 2012 in conjunction with the sale. In addition, there was a reduction in our surety bond escrow cash requirements during fiscal 2012.

Investments in and advances to unconsolidated joint ventures increased $3.3 million during the fiscal year ended October 31, 2012. The increase is primarily due to the timing of advances at October 31, 2012 as compared to October 31, 2011. As of October 31, 2012, we had investments in seven homebuilding joint ventures and two land development joint ventures. We have no guarantees associated with our unconsolidated joint ventures, other than guarantees limited only to performance and completion of development, environmental indemnification and standard warranty and representation against fraud misrepresentation and similar actions, including a voluntary bankruptcy.

Receivables, deposits and notes increased $9.5 million since October 31, 2011 to $61.8 million at October 31, 2012. The increase was due to an increase in receivables for home closings as a result of cash in transit from various title companies at the end of the respective periods, as well as receivables from our insurance carriers for certain warranty claims.

Property, plant and equipment decreased $4.7 million during the twelve months ended October 31, 2012 primarily due to depreciation and a small amount of disposals, which were offset by minor additions for leasehold improvements during the period.

Prepaid expenses and other assets were as follows as of:

(In thousands)	October 31, 2012	October 31, 2011	Dollar Change
Prepaid insurance	$ 1,729	$ 1,808	$ (79)
Prepaid project costs	24,008	27,206	(3,198)
Senior residential rental properties	5,430	7,374	(1,944)
Other prepaids	26,086	21,699	4,387
Other assets	9,441	9,611	(170)
Total	$ 66,694	$ 67,698	$ (1,004)

Prepaid project costs consist of community specific expenditures that are used over the life of the community. Such prepaids are expensed as homes are delivered. Prepaid project costs decreased for homes delivered and were not fully offset by prepaid spending for new communities. Senior residential rental properties decreased due to the sale of one of our properties during fiscal 2012. Other prepaids increased mainly due to capitalization of new prepaid costs associated with the issuance of our senior secured notes in October 2012, offset by the write-off of prepaid costs associated with our senior secured notes that were repurchased and redeemed in 2012, along with the amortization of our remaining prepaid debt costs.

Financial Services - Restricted cash increased $18.4 million to $22.5 million at October 31, 2012. The increase primarily related to an increase in the volume and timing of home closings at the end of fiscal 2012 compared to the end of fiscal 2011.

Financial Services - Mortgage loans held for sale consist primarily of residential mortgages receivable held for sale, of which $115.0 million and $71.2 million at October 31, 2012 and October 31, 2011, respectively, were being temporarily warehoused and are awaiting sale in the secondary mortgage market. The increase in mortgage loans held for sale from October 31, 2011 was primarily related to an increase in the volume of loans originated during fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011, along with an increase in the average loan value. Also included in "Mortgage loans held for sale" are $2.0 million and $1.0 million residential mortgages receivable held for sale in October 31, 2012 and October 31, 2011, respectively, which represent loans that cannot currently be sold at reasonable terms in the secondary mortgage market. We may incur losses with respect to mortgages that were previously sold that are delinquent and which had underwriting defects, but only to the extent the losses are not covered by mortgage insurance or the resale value of the house.

Nonrecourse land mortgages were $38.3 million at October 31, 2012 and $26.1 million at October 31, 2011. The increase is primarily due to a mortgage on a community that was previously owned by one of our unconsolidated joint ventures and was consolidated during fiscal 2012.

Accounts payable and other liabilities are as follows as of:

(In thousands)	**October 31, 2012**	**October 31, 2011**	**Dollar Change**
Accounts payable	$ 89,310	$ 85,415	$ 3,895
Reserves	129,025	141,496	(12,471)
Accrued expenses	29,969	43,151	(13,182)
Accrued compensation	26,625	23,432	3,193
Other liabilities	21,581	10,139	11,442
Total	$ 296,510	$ 303,633	$ (7,123)

The increase in accounts payable was primarily due to the higher volume of deliveries in the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011. The decrease in reserves is primarily related to various legal settlements during fiscal 2012. The decrease in accrued expenses is primarily due to decreases in property tax and payroll accruals due to timing of the payments and amortization of abandoned lease space accruals. The increase in accrued compensation is primarily due to the increased bonus accruals as profitability increased in certain of our markets in fiscal 2012. Other liabilities increased primarily due to a payable to a former joint venture partner for the buy-out of their share of the joint venture during fiscal 2012.

Customer deposits increased to $23.8 million at October 31, 2012 from $16.7 million at October 31, 2011. This increase is primarily attributable to the increase in backlog as of October 31, 2012.

Financial Services - Mortgage warehouse line of credit increased $57.8 million from $49.7 million at October 31, 2011, to $107.5 million at October 31, 2012. The increase correlates to the increase in the volume of mortgage loans held for sale during the period. In connection with the increase in loan volume, we entered into two new secured master repurchase agreements during fiscal 2012, thereby increasing our available lines of credit at October 31, 2012 as compared to October 31, 2011.

Financial Services - Accounts payable and other liabilities increased $23.1 million to $37.6 million at October 31, 2012. The increase primarily relates to the increase in Financial Services restricted cash during the period, due to an increase in the volume and timing of home closings during the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011.

Liabilities from inventory not owned increased $75.4 million to $77.8 million at October 31, 2012 from $2.4 million at October 31, 2011.The increase is primarily due to the land banking and model home financing programs, described with the change in inventory not owned discussion under "Capital Resources and Liquidity". Offsetting the increase was a decrease due to the take-down of properties in the Southwest and West during the period, which had a specific performance purchase obligation.

Income taxes payable of $41.8 million at October 31, 2011 decreased $34.9 million during the year ended October 31, 2012 to $6.9 million primarily due to the elimination of certain state tax reserves for uncertain tax positions consistent with past practices and precedents of the relevant taxing authorities in their dealings with the Company.

Results of Operations

Total Revenues

Compared to the prior period, revenues increased (decreased) as follows:

	Year Ended		
(Dollars in thousands)	**October 31, 2012**	**October 31, 2011**	**October 31, 2010**
Homebuilding:			
Sale of homes	$ 333,106	$ (255,025)	$ (194,970)
Land sales	5,043	19,925	(20,430)
Other revenues	3,043	657	(5,471)
Financial services	9,254	(2,492)	(3,577)
Total change	$ 350,446	$ (236,935)	$ (224,448)
Total revenues percent change	30.9%	(17.3)%	(14.1)%

Homebuilding

Sale of homes revenues increased $333.1 million, or 31.1%, for the year ended October 31, 2012, decreased $255.0 million, or 19.2%, for the year ended October 31, 2011 and decreased $195.0 million or 12.8%, for the year ended October 31, 2010. The increased revenues in 2012 were primarily due to the number of home deliveries increasing 22.0% and the average price per home increasing to $300,595 from $279,873 in 2011. The decreased revenues in 2011 and 2010 were primarily due to the number of home deliveries declining 19.0%, and 11.8%, respectively. Average price per home also decreased to $279,873 in 2011 from $280,715 in 2010. The fluctuations in average prices were a result of the geographic and community mix of our deliveries, as well as price increases in certain of our individual communities. During fiscal 2012, we were able to raise prices in a number of our communities.

Information on homes delivered by segment is set forth below:

(Housing Revenue in thousands)	Year Ended October 31, 2012	Year Ended October 31, 2011	Year Ended October 31, 2010
Northeast:			
Housing revenues	$ 218,396	$ 179,866	$ 296,449
Homes delivered	505	399	718
Average price	$ 432,467	$ 450,792	$ 412,882
Mid-Atlantic:			
Housing revenues	$ 268,880	$ 199,061	$ 280,132
Homes delivered	649	524	753
Average price	$ 414,299	$ 379,887	$ 372,021
Midwest:			
Housing revenues	$ 106,539	$ 70,465	$ 91,260
Homes delivered	477	360	439
Average price	$ 223,352	$ 195,736	$ 207,882
Southeast:			
Housing revenues	$ 113,347	$ 79,146	$ 92,712
Homes delivered	482	339	384
Average price	$ 235,160	$ 233,469	$ 241,438
Southwest:			
Housing revenues	$ 515,757	$ 418,631	$ 391,807
Homes delivered	2,003	1,726	1,767
Average price	$ 257,492	$ 242,544	$ 221,736
West:			
Housing revenues	$ 182,661	$ 125,305	$ 175,139
Homes delivered	560	484	668
Average price	$ 326,180	$ 258,895	$ 262,184
Consolidated total:			
Housing revenues	$ 1,405,580	$ 1,072,474	$ 1,327,499
Homes delivered	4,676	3,832	4,729
Average price	$ 300,595	$ 279,873	$ 280,715
Unconsolidated joint ventures:			
Housing revenues	$ 320,657	$ 172,343	$ 124,149
Homes delivered	680	384	280
Average price	$ 471,554	$ 448,810	$ 443,389
Total including unconsolidated joint ventures:			
Housing revenues	$ 1,726,237	$ 1,244,817	$ 1,451,648
Homes delivered	5,356	4,216	5,009
Average price	$ 322,300	$ 295,260	$ 289,808

The overall increase in housing revenues and deliveries during year ended October 31, 2012, as compared to year ended October 31, 2011, was primarily attributed to market improvement demonstrated by an increase in sales pace per community from 21.3 to 28.1 for fiscal 2011 and 2012, respectively. Housing revenues and average sales prices in 2012 increased in all of our homebuilding segments combined by 31.1% and 7.4%, respectively. In our homebuilding segments, homes delivered increased in fiscal 2012 as compared to fiscal 2011 by 26.6%, 23.9%, 32.5%, 42.2%, 16.0% and 15.7% in the Northeast, Mid-Atlantic, Midwest, Southeast, Southwest and West, respectively.

The decrease in housing revenues during the years ended October 31, 2011 and October 31, 2010 was primarily due to the continued weak market conditions in most of our markets at that time. Housing revenues and average sales prices in 2011 decreased in all of our homebuilding segments combined by 19.2% and 0.3%, respectively. In our homebuilding segments, homes delivered decreased in fiscal 2011 as compared to fiscal 2010 by 44.4%, 30.4%, 18.0%, 11.7%, 2.3% and 27.5% in the Northeast, Mid-Atlantic, Midwest, Southeast, Southwest and West, respectively.

Quarterly housing revenues and net sales contracts by segment, excluding unconsolidated joint ventures, for the years ending October 31, 2012, 2011 and 2010 are set forth below:

(In thousands)	Quarter Ended October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012
Housing revenues:				
Northeast	$ 71,675	$ 63,811	$ 49,834	$ 33,077
Mid-Atlantic	76,259	75,075	64,432	53,113
Midwest	36,579	28,213	23,590	18,157
Southeast	47,328	24,432	21,462	20,125
Southwest	170,913	139,407	114,284	91,153
West	66,521	40,543	38,892	36,705
Consolidated total	$ 469,275	$ 371,481	$ 312,494	$ 252,330
Sales contracts (net of cancellations):				
Northeast	$ 68,779	$ 54,575	$ 54,887	$ 28,198
Mid-Atlantic	63,208	55,399	82,121	49,622
Midwest	40,446	43,100	45,431	28,408
Southeast	43,624	38,562	39,305	24,471
Southwest	153,700	166,120	166,529	103,860
West	71,108	65,640	61,670	30,206
Consolidated total	$ 440,865	$ 423,396	$ 449,943	$ 264,765

(In thousands)	Quarter Ended October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011
Housing revenues:				
Northeast	$ 57,014	$ 43,443	$ 36,126	$ 43,284
Mid-Atlantic	49,050	57,104	46,643	46,263
Midwest	21,249	17,716	17,466	14,034
Southeast	29,064	17,894	16,684	15,504
Southwest	126,204	107,861	97,339	87,227
West	30,555	32,461	32,716	29,573
Consolidated total	$ 313,136	$ 276,479	$ 246,974	$ 235,885
Sales contracts (net of cancellations):				
Northeast	$ 40,014	$ 56,427	$ 57,394	$ 37,435
Mid-Atlantic	56,269	73,986	55,874	52,013
Midwest	20,863	21,273	20,521	12,331
Southeast	20,775	28,301	23,345	15,640
Southwest	101,549	113,370	104,010	85,787
West	38,953	38,950	32,423	22,282
Consolidated total	$ 278,423	$ 332,307	$ 293,567	$ 225,488

(In thousands)	Quarter Ended October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Housing revenues:				
Northeast	$ 79,040	$ 91,740	$ 56,955	$ 68,714
Mid-Atlantic	73,654	72,767	67,634	66,076
Midwest	29,177	22,650	16,029	23,404
Southeast	17,472	28,522	22,041	24,677
Southwest	103,190	103,065	103,428	82,124
West	37,043	49,333	44,406	44,358
Consolidated total	$ 339,576	$ 368,077	$ 310,493	$ 309,353
Sales contracts (net of cancellations):				
Northeast	$ 42,925	$ 43,314	$ 52,208	$ 55,379
Mid-Atlantic	64,597	50,845	73,704	46,949
Midwest	12,111	16,526	27,289	16,421
Southeast	18,965	15,264	25,334	17,236
Southwest	111,760	88,360	114,166	79,656
West	31,571	33,313	43,857	36,041
Consolidated total	$ 281,929	$ 247,622	$ 336,558	$ 251,682

Contracts per average active selling community in 2012 were 28.1 compared to fiscal 2011 of 21.3. Our reported level of sales contracts (net of cancellations) has been impacted by the increase in the pace of sales in all of the Company's segments, due to improved market conditions and lower interest rates on mortgages during fiscal 2012. Cancellation rates represent the number of cancelled contracts in the quarter divided by the number of gross sales contracts executed in the quarter. For comparison, the following are historical cancellation rates, excluding unconsolidated joint ventures.

Quarter	2012	2011	2010	2009	2008
First	21%	22%	21%	31%	38%
Second	16%	20%	17%	24%	29%
Third	20%	18%	23%	23%	32%
Fourth	23%	21%	24%	24%	42%

Another common and meaningful way to analyze our cancellation trends is to compare the number of contract cancellations as a percentage of the beginning backlog. The following table provides this historical comparison, excluding unconsolidated joint ventures.

Quarter	2012	2011	2010	2009	2008
First	18%	18%	13%	22%	16%
Second	21%	22%	17%	31%	24%
Third	18%	20%	15%	23%	20%
Fourth	18%	18%	25%	20%	30%

Historically, most cancellations occur within the legal rescission period, which varies by state but is generally less than two weeks after the signing of the contract. Cancellations also occur as a result of a buyer's failure to qualify for a mortgage, which generally occurs during the first few weeks after signing. However, beginning in fiscal 2007, we started experiencing higher than normal numbers of cancellations later in the construction process. These cancellations were related primarily to falling prices, sometimes due to new discounts offered by us and other builders, leading the buyer to lose confidence in their contract price and due to tighter mortgage underwriting criteria leading to some customers' inability to be approved for a mortgage loan. In some cases, the buyer will walk away from a significant nonrefundable deposit that we recognize as other revenues. Our cancellation rate based both on gross sales contracts and as a percentage of beginning backlog for the fourth quarter of 2012 was more typical of what we believe to be normalized levels. However, it is difficult to predict if the trends shown in the tables above will continue.

An important indicator of our future results is recently signed contracts and our home contract backlog for future deliveries. Our consolidated contract backlog, excluding unconsolidated joint ventures, using base sales prices by segment is set forth below:

(Dollars In thousands)	October 31, 2012	October 31, 2011	October 31, 2010
Northeast:			
Total contract backlog	$ 115,416	$ 108,645	$ 94,363
Number of homes	264	265	236
Mid-Atlantic:			
Total contract backlog	$ 118,773	$ 137,303	$ 106,589
Number of homes	266	325	262
Midwest:			
Total contract backlog	$ 95,716	$ 44,870	$ 34,188
Number of homes	427	226	222
Southeast:			
Total contract backlog	$ 62,696	$ 30,080	$ 20,212
Number of homes	235	124	82
Southwest:			
Total contract backlog	$ 160,840	$ 86,388	$ 88,123
Number of homes	506	331	337
West:			
Total contract backlog	$ 78,877	$ 32,914	$ 27,304
Number of homes	191	116	110
Totals:			
Total consolidated contract backlog	$ 632,318	$ 440,200	$ 370,779
Number of homes	1,889	1,387	1,249

Our net contracts for the full years of fiscal 2012 and 2011, excluding unconsolidated joint ventures, increased 27.7% and decreased 4.4%, respectively, as compared to the prior fiscal year. In the month of November 2012, excluding unconsolidated joint ventures, we signed an additional 347 net contracts amounting to $111.2 million in contract value.

Total cost of sales on our Consolidated Statements of Operations includes expenses for consolidated housing and land and lot sales, including inventory impairment loss and land option write-offs (defined as "land charges" in the tables below). A breakout of such expenses for housing sales and housing gross margin is set forth below:

	Year Ended		
(Dollars In thousands)	**October 31, 2012**	**October 31, 2011**	**October 31, 2010**
Sale of homes	$ 1,405,580	$ 1,072,474	$ 1,327,499
Cost of sales, net of impairment reversals and excluding interest expense	1,155,643	905,253	1,103,872
Homebuilding gross margin, before cost of sales interest expense and land charges	249,937	167,221	223,627
Cost of sales interest expense, excluding land sales interest expense	48,843	57,016	79,095
Homebuilding gross margin, after cost of sales interest expense, before land charges	201,094	110,205	144,532
Land charges	12,530	101,749	135,699
Homebuilding gross margin, after cost of sales interest expense and land charges	$ 188,564	$ 8,456	$ 8,833
Gross margin percentage, before cost of sales interest expense and land charges	17.8%	15.6%	16.8%
Gross margin percentage, after cost of sales interest expense, before land charges	14.3%	10.3%	10.9%
Gross margin percentage after cost of sales interest expense and land charges	13.4%	0.8%	0.7%

Cost of sales expenses as a percentage of consolidated home sales revenues are presented below:

	Year Ended		
	October 31, 2012	**October 31, 2011**	**October 31, 2010**
Sale of homes	100%	100%	100%
Cost of sales, net of impairment reversals and excluding interest:			
Housing, land and development costs	71.1%	71.9%	69.9%
Commissions	3.4%	3.5%	3.3%
Financing concessions	1.7%	2.0%	2.2%
Overheads	6.0%	7.0%	7.8%
Total cost of sales, before interest expense and land charges	82.2%	84.4%	83.2%
Gross margin percentage, before cost of sales interest expense and land charges	17.8%	15.6%	16.8%
Cost of sales interest	3.5%	5.3%	5.9%
Gross margin percentage, after cost of sales interest expense and before land charges	14.3%	10.3%	10.9%

We sell a variety of home types in various communities, each yielding a different gross margin. As a result, depending on the mix of communities delivering homes, consolidated gross margin may fluctuate up or down. Total homebuilding gross margins, before interest expense and land impairment and option write off charges increased to 17.8% for the year ended October 31, 2012 compared to 15.6% for the same period last year. The increase in gross margin percentage is primarily due to the mix of higher margin homes delivered during the fiscal year ended October 31, 2012 compared to the same period of the prior year. During fiscal 2012, we continued to see an increase in the pace of sales in some of our markets and, as a result, in many communities we have been able to increase base prices and increase lot premiums, without adversely impacting the sales pace. In addition, we are currently delivering more homes in communities where we acquired the land more recently at lower costs than land acquired before the housing downturn. The declining pace of sales in our markets during fiscal 2010 and 2011 led to intense competition in many of our specific community locations. In order to attempt to maintain a reasonable pace of absorption, we increased incentives, reduced lot location premiums, and lowered some base prices, all of which significantly impacted our margins and resulted in significant inventory impairments in prior years.

Reflected as inventory impairment loss and land option write-offs in cost of sales ("land charges"), we have written-off or written-down certain inventories totaling $12.5 million, $101.7 million, and $135.7 million during the years ended October 31, 2012, 2011, and 2010, respectively, to their estimated fair value. See "Note 13 to the Consolidated Financial Statements" for an additional discussion. During the years ended October 31, 2012, 2011, and 2010, we wrote-off residential land options and approval and engineering costs totaling $2.7 million, $24.3 million, and $13.2 million, respectively, which are included in the total land charges mentioned above. When a community is redesigned or abandoned, engineering costs are written-off. Option, approval and engineering costs are written-off when a community's pro forma profitability is not projected to produce adequate returns on the investment commensurate with the risk and when we believe it is probable we will cancel the option. Such write-offs were located in all of our segments. The inventory impairments amounted to $9.8 million, $77.5 million, and $122.5 million for the years ending October 31, 2012, 2011 and 2010, respectively. In 2012, inventory impairments were lower than they had been in several years as we began to see some stabilization in the prices and sales pace in some of our segments as reflected by the overall improvement of the housing industry. In 2011 and 2010, the majority of the impairments were in the Northeast and West segments. Impairments in the Northeast were primarily due to increased weakness in the market, primarily in Northern New Jersey and communities now classified as held for sale or sold and thus adjusted to fair value. In the West, where we had significant competition from foreclosures, we had reduced prices in order to maintain sales pace. This is especially true in some of the more fringe markets in our West segment. It is difficult to predict if this trend will continue, and should it become necessary to further lower prices, or should the estimates or expectations used in determining estimated cash flows or fair value decrease or differ from current estimates in the future, we may need to recognize additional impairments.

Below is a breakdown of our lot option walk-aways and impairments by segment for fiscal 2012. In 2012, we walked away from 15.7% of all the lots we controlled under option contracts. The remaining 84.3% of our option lots are in communities that we believe remain economically feasible.

The following table represents lot option walk-aways by segment for the year ended October 31, 2012:

(In millions)		Dollar Amount of Walk Away	Number of Walk-Away Lots	% of Walk-Away Lots	Total Option Lots(1)	Walk-Away Lots as a % of Total Option Lots
Northeast	$	0.7	309	14.5%	2,228	13.9%
Mid-Atlantic		0.6	459	21.5%	3,072	14.9%
Midwest		0.2	208	9.7%	1,346	15.5%
Southeast		0.7	763	35.8%	1,774	43.0%
Southwest		0.4	395	18.5%	4,269	9.3%
West		0.1	-	0%	863	0%
Total	$	2.7	2,134	100.0%	13,552	15.7%

(1) Includes lots optioned at October 31, 2012 and lots optioned that the Company walked away from in the year ended October 31, 2012.

The following table represents impairments by segment for the year ended October 31, 2012:

(In millions)		Dollar Amount of Impairment	% of Impairments		Pre-Impairment Value	% of Pre-Impairment Value
Northeast	$	2.8	28.6%	$	19.6	14.3%
Mid-Atlantic		0.4	4.1%		0.8	50.0%
Midwest		1.6	16.3%		4.5	35.6%
Southeast		2.8	28.6%		8.3	33.7%
Southwest		-	0%		-	0%
West		2.2	22.4%		4.9	44.9%
Total	$	9.8	100.0%	$	38.1	25.7%

Land Sales and Other Revenues

Land sales and other revenues consist primarily of land and lot sales. A breakout of land and lot sales is set forth below:

(In thousands)	Year Ended October 31, 2012	October 31, 2011	October 31, 2010
Land and lot sales	$ 31,788	$ 26,745	$ 6,820
Cost of sales, net of impairment reversals and excluding interest	24,158	8,648	177
Land and lot sales gross margin, excluding interest	7,630	18,097	6,643
Land sales interest expense	5,695	17,660	5,345
Land and lot sales gross margin, including interest	$ 1,935	$ 437	$ 1,298

Land sales are ancillary to our residential homebuilding operations and are expected to continue in the future but may significantly fluctuate up or down. Revenue from land sales for the year ended October 31, 2012 increased $5.0 million compared to the year ended October 31, 2011. Although we budget land sales, they are often dependent upon receiving approvals and entitlements, the timing of which can be uncertain. As a result, projecting the amount and timing of land sales is difficult. There were a few larger land sales in fiscal 2012 compared to the prior year, which resulted in the increase in land sales revenue.

Land sales and other revenues increased $8.1 million and $20.6 million for the years ended October 31, 2012 and October 31, 2011, respectively. Other revenues include income from contract cancellations, where the deposit has been forfeited due to contract terminations, interest income, cash discounts, buyer walk-aways and miscellaneous one-time receipts. In fiscal 2012, the primary reason for the increase in other revenue is the increase in land sales revenue mentioned above, along with a $1.0 million increase in interest income recognized from a note receivable. The remaining increase relates to minor fluctuations among the various components of other revenue. In fiscal 2011, the primary reason for the increase in other revenue by $0.7 million was due to the payoff of a note receivable owed to us from which we recognized interest income.

Homebuilding Selling, General and Administrative

Homebuilding selling, general and administrative ("SGA") expenses decreased $19.4 million to $142.1 million for the twelve months ended October 31, 2012 as compared to the twelve months ended October 31, 2011. This decrease was a result of the continued efforts to reduce SGA expenses through administration consolidation and other cost saving measures. In addition, SGA expenses as a percentage of homebuilding revenues improved to 9.8% for the twelve months ended October 31, 2012 compared to 14.6% for the twelve months ended October 31, 2011. SGA decreased to $161.5 million for the year ended October 31, 2011 from $178.3 million for the year ended October 31, 2010. These decreases in SGA expenses were the result of reduced costs through headcount reduction, administrative consolidation and other cost saving measures.

Homebuilding Operations by Segment

Financial information relating to the Company's operations was as follows:

Segment Analysis (Dollars in thousands, except average sales price)

	Years Ended October 31,				
	2012	Variance 2012 Compared to 2011	2011	Variance 2011 Compared to 2010	2010
Northeast					
Homebuilding revenue	$ 233,326	$ 31,342	$ 201,984	$ (96,729)	$ 298,713
Loss before income taxes	$ (4,683)	$ 94,593	$ (99,276)	$ (6,671)	$ (92,605)
Homes delivered	505	106	399	(319)	718
Average sales price	$ 432,467	$ (18,325)	$ 450,792	$ 37,910	$ 412,882
Contract cancellation rate	26%	8%	18%	(5)%	23%
Mid-Atlantic					
Homebuilding revenue	$ 273,080	$ 73,364	$ 199,716	$ (82,336)	$ 282,052
Income (loss) before income taxes	$ 17,262	$ 34,548	$ (17,286)	$ (12,524)	$ (4,762)
Homes delivered	649	125	524	(229)	753
Average sales price	$ 414,299	$ 34,412	$ 379,887	$ 7,866	$ 372,021
Contract cancellation rate	28%	2%	26%	0%	26%
Midwest					
Homebuilding revenue	$ 106,719	$ 36,152	$ 70,567	$ (22,791)	$ 93,358
Income (loss) before income taxes	$ 253	$ 9,230	$ (8,977)	$ 4,249	$ (13,226)
Homes delivered	477	117	360	(79)	439
Average sales price	$ 223,352	$ 27,616	$ 195,736	$ (12,146)	$ 207,882
Contract cancellation rate	18%	3%	15%	(5)%	20%
Southeast					
Homebuilding revenue	$ 128,684	$ 49,231	$ 79,453	$ (14,040)	$ 93,493
Loss before income taxes	$ (4,828)	$ 7,046	$ (11,874)	$ (655)	$ (11,219)
Homes delivered	482	143	339	(45)	384
Average sales price	$ 235,160	$ 1,691	$ 233,469	$ (7,969)	$ 241,438
Contract cancellation rate	19%	(1)%	20%	6%	14%
Southwest					
Homebuilding revenue	$ 518,931	$ 93,779	$ 425,152	$ 31,513	$ 393,639
Income before income taxes	$ 42,178	$ 12,862	$ 29,316	$ 6,124	$ 23,192
Homes delivered	2,003	277	1,726	(41)	1,767
Average sales price	$ 257,492	$ 14,948	$ 242,544	$ 20,808	$ 221,736
Contract cancellation rate	17%	(5)%	22%	1%	21%
West					
Homebuilding revenue	$ 185,851	$ 57,193	$ 128,658	$ (49,822)	$ 178,480
Loss before income taxes	$ (3,177)	$ 37,422	$ (40,599)	$ 21,170	$ (61,769)
Homes delivered	560	76	484	(184)	668
Average sales price	$ 326,180	$ 67,285	$ 258,895	$ (3,289)	$ 262,184
Contract cancellation rate	20%	3%	17%	(1)%	18%

Homebuilding Results by Segment

Northeast – Homebuilding revenues increased 15.5% in 2012 compared to 2011 primarily due to a 26.6% increase in homes delivered offset by a 4.1% decrease in average selling price. The decrease in average sales prices was the result of the mix of communities delivering in fiscal 2012 compared to 2011. Loss before income taxes decreased $94.6 million to a loss of $4.7 million, which was mainly due to a decrease of $64.8 million in inventory impairment and land option write-offs. In addition, selling, general and administrative costs decreased $7.1 million due to decreased salaries from headcount reductions and other overhead cost savings, as well as the increase in gross margin percentage before interest expense for fiscal 2012 compared to fiscal 2011.

Homebuilding revenues decreased 32.4% in 2011 compared to 2010 primarily due to a 44.4% decrease in homes delivered offset by a 9.2% increase in average selling price. The increase in average sales prices was the result of the mix of communities delivering in fiscal 2011 compared to 2010. Loss before income taxes increased $6.7 million to a loss of $99.3 million, which was mainly due to our share of losses on two of our joint ventures in 2011.

Mid-Atlantic –Homebuilding revenues increased 36.7% in 2012 compared to 2011 primarily due to a 23.9% increase in homes delivered, a 9.1% increase in average selling price and a $3.5 million increase in land sales and other revenue. The increase in average sales price is due to the mix of communities that delivered in 2012 compared to 2011. Loss before income taxes decreased $34.6 million to a profit of $17.3 million, due mainly to a decrease of $8.5 million in inventory impairment and land option write-offs and a $5.4 million decrease in selling, general and administrative costs. Additionally, the gross margin percentage before interest expense was relatively flat for the fiscal year 2012 compared to fiscal year 2011.

Homebuilding revenues decreased 29.2% in 2011 compared to 2010 primarily due to a 30.4% decrease in homes delivered and offset by a 2.1% increase in average selling price due to increased incentives and the mix of communities that delivered in 2011 compared to 2010. Loss before income taxes increased $12.5 million to a loss of $17.3 million, due mainly to our share of losses on a new joint venture started in fiscal 2011. Additionally, the segment also had a decrease in gross margin percentage before interest expense.

Midwest – Homebuilding revenues increased 51.2% in 2012 compared to 2011. The increase was primarily due to a 32.5% increase in homes delivered and a 14.1% increase in average sales price. Loss before income taxes decreased $9.2 million to a profit of $0.3 million. The decrease in the loss was primarily due to the increase in homebuilding revenues discussed above and an increase in gross margin percentage before interest expense.

Homebuilding revenues decreased 24.4% in 2011 compared to 2010. The decrease was primarily due to a 18.0% decrease in homes delivered, and a 5.8% decrease in average sales price. Loss before income taxes decreased $4.2 million to a loss of $9.0 million. The decrease in the loss was primarily due to a decrease of $3.1 million in inventory impairment and land option write-offs in 2011 and a decrease of $2.0 million in selling, general and administrative costs. In addition, there was a small increase in gross margin percentage before interest expense.

Southeast – Homebuilding revenues increased 62.0% in 2012 compared to 2011. The increase was primarily due to a 42.2% increase in homes delivered, a 0.7% increase in average sales price and a $15.0 million increase in land sales and other revenue. Loss before income taxes decreased by $7.1 million to a loss of $4.8 million due to the increase in homebuilding revenues discussed above and an increase in gross margin percentage before interest expense.

Homebuilding revenues decreased 15.0% in 2011 compared to 2010. The decrease was primarily due to a 11.7% decrease in homes delivered and a 3.3% decrease in average sales price. Loss before income taxes increased by $0.7 million to a loss of $11.9 million due to the increase of $0.8 million in inventory impairment losses and land option write-offs in 2011. In addition, there was a small decrease in gross margin percentage before interest expense.

Southwest – Homebuilding revenues increased 22.1% in 2012 compared to 2011 primarily due to a 16.0% increase in homes delivered and a 6.2% increase in average sales price. The increase in average sales price is due to the mix of communities that delivered in 2012 compared to 2011. Income before income taxes increased $12.9 million to $42.2 million in 2012 mainly due to the increase in revenues previously mentioned. Gross margin percentage before interest expense for fiscal year 2012 was relatively flat compared to fiscal year 2011.

Homebuilding revenues increased 8.0% in 2011 compared to 2010 primarily due to a 9.4% increase in average sales price. Income before income taxes increased $6.1 million to $29.3 million in 2011 mainly due to the increase in revenues previously mentioned, along with a $1.8 million decrease in selling, general and administrative costs.

West – Homebuilding revenues increased 44.5% in 2012 compared to 2011 primarily due to a 15.7% increase in homes delivered and a 26.0% increase in average sales price, due to the different mix of communities delivered in fiscal 2012 compared to fiscal 2011. Loss before income taxes decreased $37.4 million to a loss of $3.2 million in 2012 due mainly to a $17.3 million decrease in inventory impairment and land option write offs, additional gross margin dollars from the increased revenues and a $6.3 million decrease in selling, general and administrative costs. In addition, there was an increase in gross margin percentage before interest expense.

Homebuilding revenues decreased 27.9% in 2011 compared to 2010 primarily due to a 27.5% decrease in homes delivered as a result of increased competition in the market. Loss before income taxes decreased $21.2 million to a loss of $40.6 million in 2011 due mainly to a $19.7 million decrease in inventory impairment losses and land option write offs. In addition, there was a decrease of gross margin percentage before interest expense.

Financial Services

Financial services consist primarily of originating mortgages from our homebuyers, selling such mortgages in the secondary market, and title insurance activities. We use mandatory investor commitments and forward sales of mortgage-backed securities ("MBS") to hedge our mortgage-related interest rate exposure on agency and government loans. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk associated with MBS forward commitments and loan sales transactions is managed by limiting our counterparties to investment banks, federally regulated bank affiliates and other investors meeting our credit standards. Our risk, in the event of default by the purchaser, is the difference between the contract price and fair value of the MBS forward commitments. In an effort to reduce our exposure to the marketability and disposal of nonagency and nongovernmental loans, we no longer originate Alt-A or sub-prime loans. As Alt-A and sub-prime originations were eliminated, we have seen a relative increase in our level of Federal Housing Administration and Veterans Administration ("FHA/VA") loan origination. For the years ended October 31, 2012, 2011 and 2010, FHA/VA loans represented 41.7%, 47.2%, and 49.3%, respectively, of our total loans. Profits and losses relating to the sale of mortgage loans are recognized when legal control passes to the buyer of the mortgage and the sales price is collected.

During the years ended October 31, 2012, 2011, and 2010, financial services provided a $15.1 million, $8.1 million and $8.9 million pretax profit, respectively. In fiscal 2012, financial services revenues increased $9.3 million to $38.7 million compared to fiscal 2011 due to the increase in the number of mortgage settlements and average price of the loans settled. In fiscal 2011, financial services revenue decreased $2.5 million to $29.5 million compared to fiscal 2010 due to the decrease in the number of mortgage settlements and a decrease in the average price of loans settled. In fiscal 2010, financial services revenue decreased $3.6 million to $32.0 million compared to fiscal 2009 due to a decrease in the number of mortgage settlements offset by a slight increase in the average price of the loans settled. In the market areas served by our wholly owned mortgage banking subsidiaries, approximately 76%, 77%, and 82% of our noncash homebuyers obtained mortgages originated by these subsidiaries during the years ended October 31, 2012, 2011, and 2010, respectively. Servicing rights on new mortgages originated by us are sold with the loans.

Corporate General and Administrative

Corporate general and administrative expenses include the operations at our headquarters in Red Bank, New Jersey. These expenses include payroll, stock compensation, facility and other costs associated with our executive offices, information services, human resources, corporate accounting, training, treasury, process redesign, internal audit, construction services, and administration of insurance, quality, and safety. Corporate general and administrative expenses declined $1.7 million for the year ended October 31, 2012 compared to the year ended October 31, 2011, and declined $10.0 million for the year ended October 31, 2011 compared to the year ended October 31, 2010. The decrease in expense for fiscal 2012 was due to the decrease in depreciation expense from capitalized software costs becoming fully depreciated coupled with no new significant additions of depreciable assets. Also contributing to the decrease was our continued tightening of variable spending. The decrease in expenses in fiscal 2011 was due to a combination of a decrease in depreciation expense from capitalized software costs becoming fully depreciated coupled with no new significant additions of depreciable assets, the benefit in the reduction of an accrual for self-insured medical claims based on recent claim data, and a continued effort to tighten variable spending and reduce outside service costs.

Other Interest

Other interest increased $0.7 million to $97.9 million for the year ended October 31, 2012 compared to October 31, 2011. For fiscal 2011, other interest decreased $0.8 million to $97.2 million compared to October 31, 2010. Our assets that qualify for interest capitalization (inventory under development) are less than our debt, and therefore a portion of interest not covered by qualifying assets must be directly expensed. For the last three fiscal years, other interest has remained relatively flat.

Other Operations

Other operations consist primarily of miscellaneous residential housing operations expenses, senior rental residential property operations, rent expense for commercial office space, amortization of prepaid bond fees, minority interest relating to consolidated joint ventures, and corporate owned life insurance. Compared to the previous year, other operations decreased $0.6 million to $4.2 million for the year ended October 31, 2012, and decreased $4.9 million to $4.8 million for the year ended October 31, 2011. The decrease in expenses from October 31, 2012 compared to October 31, 2011 was due mainly to the gain recognized from the sale of one of our senior rental residential properties offset by the $4.7 million of costs incurred from the debt exchange completed on November 1, 2011 discussed above under "-Capital Resources and Liquidity". This debt exchange was accounted for as troubled debt restructuring, which requires any cost incurred associated with the exchange to be expensed as incurred. The decrease in other operations from October 31, 2010 to October 31, 2011 was primarily due to the write-off in 2010 of costs associated with an investment that we decided not to pursue and the write-off of old receivables in the prior year that were deemed uncollectible.

(Loss) Gain on Extinguishment of Debt

During year ended October 31, 2012, our loss on extinguishment of debt was $29.1 million. During the three months ended January 31, 2012, we repurchased for cash in the open market a total of $44.0 million principal amount of various issues of our unsecured senior notes due 2016 for an aggregate purchase price of $19.0 million, plus accrued and unpaid interest. We recognized a gain of $24.7 million net of the write-off of unamortized discounts and fees related to these purchases, which represents the difference between the aggregate principal amounts of the notes purchased and the total purchase price. During the three months ended April 30, 2012, we repurchased for cash in the open market and privately negotiated transactions a total of $75.4 million principal amount of various issues of our unsecured notes due 2016 and 2017 for an aggregate purchase price of $51.7 million, plus accrued and unpaid interest. We recognized a gain of $23.3 million net of the write-off of unamortized discounts and fees related to these purchases, which represents the difference between the aggregate principal amounts of the notes purchased and the total purchase price. In addition, during the second quarter of fiscal 2012, we exchanged $9.1 million aggregate principal amount of our outstanding 8.625% Senior Notes due 2017 and $3.1 million aggregate principal amount of our 12.072% Senior Subordinated Amortizing Notes for Class A Common Stock. These transactions resulted in a gain on extinguishment of debt of $3.7 million for the three months ended April 30, 2012. During the three months ended July 31, 2012, we repurchased for cash in the open market $2.0 million principal amount of our 11.875% Senior Notes due 2015 for an aggregate purchase price of $1.5 million, plus accrued and unpaid interest. We recognized a gain of $0.4 million net of the write-off of unamortized discounts and fees related to these purchases, which represents the difference between the aggregate principal amounts of the notes purchased and the total purchase price. In addition, during the third quarter of fiscal 2012, we exchanged $9.2 million aggregate principal amount of our outstanding 8.625% Senior Notes due 2017, $7.8 million aggregate principal amount of our 6.25% Senior Notes due 2016 and $4.0 million aggregate principal amount of our 7.5% Senior Notes due 2016 for Class A Common Stock. These transactions resulted in a gain on extinguishment of debt of $5.8 million for the three months ended July 31, 2012. In October of 2012, we repurchased in a tender offer our 10.625% senior secured notes due 2016 and satisfied and discharged the indenture under which such notes were issued (calling the remaining notes for redemption). We paid a premium, incurred fees and wrote off discounts and prepaid costs that were amortizing over the terms of the 10.625% senior secured notes, resulting in a loss on extinguishment of debt of $87.0 million.

During the year ended October 31, 2011, our gain on extinguishment of debt was $7.5 million compared to $25.0 million for the year ended October 31, 2010. In February of 2011, we purchased a portion of our subordinated notes ($97.9 million face for $98.6 million cash in a tender offer), and redeemed early the remainder of those notes ($57.8 million in debt for $58.1 million cash). In both transactions, we paid a premium, incurred fees, and wrote off discounts and prepaid costs that we were amortizing over the term of notes. On June 3, 2011, we redeemed early the remainder of certain of our senior secured notes. These transactions resulted in a loss of $3.1 million during the year ended October 31, 2011. Offsetting this loss was a gain of $10.6 million on open market repurchases during the fourth quarter of fiscal 2011. In the fourth quarter of fiscal 2011, we repurchased in the open market a total of $25.6 million principal amount of various issues of our unsecured senior notes due 2014 through 2015 for an aggregate purchase price of $14.0 million, plus accrued and unpaid interest. The net gain of $7.5 million for the year ended October 31, 2011, is net of the write-offs of unamortized discounts and fees, related to these purchases, which represents the difference between the aggregate principal amounts of the notes purchased and the total purchase price.

During the year ended October 31, 2010, we repurchased in the open market a total of $123.5 million principal amount of various issues of our unsecured senior and senior subordinated notes due 2010 through 2017 for an aggregate purchase price of $97.9 million, plus accrued and unpaid interest. We recognized a gain of $25.0 million net of the write-off of unamortized discounts and fees related to these purchases, which represents the difference between the aggregate principal amounts of the notes purchased and the total purchase price.

Income (Loss) From Unconsolidated Joint Ventures

Income (loss) from unconsolidated joint ventures consists of our share of the earnings or losses of the joint ventures. Income from unconsolidated joint ventures increased $14.4 million for the year ended October 31, 2012. Income was $5.4 million for the year ended October 31, 2012, compared to a loss of $9.0 million for the year ended October 31, 2011. The decrease in the loss to income was due to five of our homebuilding joint ventures, which had reported losses in fiscal 2011, delivering more homes and reporting profits, or a decreased loss, in fiscal 2012. In addition, we recognized profit from one of our land development joint ventures during fiscal 2012, which did not have any activity in the prior year. Income from unconsolidated joint ventures decreased $9.9 million to a loss of $9.0 million for the year ended October 31, 2011 compared to the year ended October 31, 2010. The loss was mainly due to the costs incurred with the start-up of a new joint venture in fiscal 2011, as well as our share of the losses from an inventory impairment on one of our joint ventures. Loss from unconsolidated joint ventures decreased $47.0 million to income of $1.0 million for the year ended October 31, 2010 compared to the year ended October 31, 2009. The income in 2010 was mainly due to two joint ventures, both of which began in late 2009, that delivered homes and reported profits during fiscal 2010. We also recognized income from one of our land development joint ventures that sold a parcel of land for a profit during fiscal 2010.

Total Taxes

The total income tax benefit was $35.1 million for the twelve months ended October 31, 2012 primarily due to the elimination of reserves for uncertain state tax positions consistent with past practices and precedents of the relevant taxing authorities in their dealings with the Company, offset slightly by state tax expenses. The total income tax benefit was $5.5 million for the year ended October 31, 2011 primarily due to a decrease in tax reserves for uncertain tax positions. For the year ended October 31, 2010, the total income tax benefit was $297.9 million primarily due to the benefit recognized for a federal net operating loss carryback from the Worker, Homeownership and Business Assistance Act of 2009, under which the Company was able to carryback its 2009 net operating loss to previously profitable years that were not available for carryback prior to the new tax legislation. We recorded the impact of the carryback of $291.3 million in the three months ended January 31, 2010. We received $274.1 million in the second quarter of fiscal 2010 and the remaining $17.2 million in the three months ended January 31, 2011.

Deferred federal and state income tax assets primarily represent the deferred tax benefits arising from temporary differences between book and tax income which will be recognized in future years as an offset against future taxable income. If the combination of future years' income (or loss) and the reversal of the timing differences results in a loss, such losses can be carried forward to future years. In accordance with ASC 740, we evaluate our deferred tax assets quarterly to determine if valuation allowances are required. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. Because of the downturn in the homebuilding industry during 2010 and 2011, resulting in significant inventory and intangible impairments, we are in a three-year cumulative loss position as of October 31, 2012. According to ASC 740, a three-year cumulative loss is significant negative evidence in considering whether deferred tax assets are realizable. Our valuation allowance for deferred taxes amounted to $937.9 million and $899.4 million at October 31, 2012 and October 31, 2011, respectively. The valuation allowance increased during the twelve months ended October 31, 2012 primarily due to additional valuation allowance recorded for the federal and state tax benefits related to the losses incurred during the period.

Off-Balance Sheet Financing

In the ordinary course of business, we enter into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable us to control significant lot positions with a minimal capital investment and substantially reduce the risks associated with land ownership and development. At October 31, 2012, we had $57.5 million in option deposits in cash and letters of credit to purchase land and lots with a total purchase price of $743.2 million. Our liability is generally limited to forfeiture of the nonrefundable deposits, letters of credit and other nonrefundable amounts incurred. We have no material third-party guarantees.

Contractual Obligations

The following summarizes our aggregate contractual commitments at October 31, 2012. There were no specific performance option contracts as of October 31, 2012.

	Payments Due by Period (1)				
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt(2)(3)	$ 2,294,731	$ 106,683	$ 347,816	$ 520,814	$ 1,319,418
Operating leases	41,979	11,164	17,972	11,228	1,615
Total	$ 2,336,710	$ 117,847	$ 365,788	$ 532,042	$ 1,321,033

(1) Total contractual obligations exclude our accrual for uncertain tax positions of $10.3 million recorded for financial reporting purposes as of October 31, 2012 because we were unable to make reasonable estimates as to the period of cash settlement with the respective taxing authorities.

(2) Represents our senior secured, senior, senior amortizing, senior exchangeable and senior subordinated amortizing notes and other notes payable and related interest payments for the life of such debt of $717.2 million. Interest on variable rate obligations is based on rates effective as of October 31, 2012.

(3) Does not include the mortgage warehouse lines of credit made under our Master Repurchase Agreements. See "-Capital Resources and Liquidity".

We had outstanding letters of credit and performance bonds of approximately $29.5 million and $252.0 million, respectively, at October 31, 2012, related principally to our obligations to local governments to construct roads and other improvements in various developments. We do not believe that any such letters of credit or bonds are likely to be drawn upon.

Inflation

Inflation has a long-term effect, because increasing costs of land, materials, and labor result in increasing sale prices of our homes. In general, these price increases have been commensurate with the general rate of inflation in our housing markets and have not had a significant adverse effect on the sale of our homes. A significant risk faced by the housing industry generally is that rising house construction costs, including land and interest costs, will substantially outpace increases in the income of potential purchasers.

Inflation has a lesser short-term effect, because we generally negotiate fixed price contracts with many, but not all, of our subcontractors and material suppliers for the construction of our homes. These prices usually are applicable for a specified number of residential buildings or for a time period of between three to twelve months. Construction costs for residential buildings represent approximately 56.4% of our homebuilding cost of sales.

Safe Harbor Statement

All statements in this Annual Report on Form 10-K that are not historical facts should be considered as "Forward- Looking Statements" within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although we believe that our plans, intentions and expectations reflected in, or suggested by, such forward-looking statements are reasonable, we can give no assurance that such plans, intentions, or expectations will be achieved. Such risks, uncertainties and other factors include, but are not limited to:

- Changes in general and local economic and industry and business conditions and impacts of the sustained homebuilding downturn;
- Adverse weather and other environmental conditions and natural disasters;
- Changes in market conditions and seasonality of the Company's business;

- Changes in home prices and sales activity in the markets where the Company builds homes;
- Government regulation, including regulations concerning development of land, the home building, sales and customer financing processes, tax laws, and the environment;
- Fluctuations in interest rates and the availability of mortgage financing;
- Shortages in, and price fluctuations of, raw materials and labor;
- The availability and cost of suitable land and improved lots;
- Levels of competition;
- Availability of financing to the Company;
- Utility shortages and outages or rate fluctuations;
- Levels of indebtedness and restrictions on the Company's operations and activities imposed by the agreements governing the Company's outstanding indebtedness;
- The Company's sources of liquidity;
- Changes in credit ratings;
- Availability of net operating loss carryforwards;
- Operations through joint ventures with third parties;
- Product liability litigation, warranty claims and claims made by mortgage investors;
- Successful identification and integration of acquisitions;
- Changes in tax laws affecting the after-tax costs of owning a home;
- Significant influence of the Company's controlling stockholders; and
- Geopolitical risks, terrorist acts and other acts of war.

Certain risks, uncertainties, and other factors are described in detail in Part I, Item 1 "Business" and Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K. Except as otherwise required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason after the date of this Annual Report on Form 10-K.

ITEM 7A
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A primary market risk facing us is interest rate risk on our long term debt. In connection with our mortgage operations, mortgage loans held for sale, and the associated mortgage warehouse lines of credit under our Master Repurchase Agreements are subject to interest rate risk; however, such obligations reprice frequently and are short-term in duration. In addition, we hedge the interest rate risk on mortgage loans by obtaining forward commitments from private investors. Accordingly, the interest rate risk from mortgage loans is not material. We do not use financial instruments to hedge interest rate risk except with respect to mortgage loans. We are also subject to foreign currency risk but we do not believe this risk is material. The following tables set forth as of October 31, 2012 and 2011, our long-term debt obligations, principal cash flows by scheduled maturity, weighted average interest rates and estimated fair value ("FV").

Long-Term Debt Tables

	Long-Term Debt as of October 31, 2012 by Fiscal Year of Debt Maturity							
(Dollars in thousands)	**2013**	**2014**	**2015**	**2016**	**2017**	**Thereafter**	**Total**	**FV at 10/31/12**
Long term debt(1):	$43,283	$39,916	$86,462	$218,974	$ 122,412	$ 1,104,778	$1,615,825	$1,615,840
Fixed rate								
Weighted average interest rate	6.95%	6.55%	10.22%	6.75%	8.61%	7.07%	7.30%	

(1) Does not include the mortgage warehouse lines of credit made under our Master Repurchase Agreements.

	Long-Term Debt as of October 31, 2011 by Fiscal Year of Debt Maturity							
(Dollars in thousands)	**2012**	**2013**	**2014**	**2015**	**2016**	**Thereafter**	**Total**	**FV at 10/31/11**
Long term debt(1):	$31,953	$ 6,514	$57,479	$213,535	$1,143,770	$ 210,064	$1,663,315	$1,062,848
Fixed rate								
Weighted average interest rate	8.05%	7.18%	6.55%	9.71%	9.49%	8.52%	9.25%	

(1) Does not include the mortgage warehouse line of credit made under our Chase Master Repurchase Agreement.

ITEM 8
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements of Hovnanian Enterprises, Inc. and its consolidated subsidiaries are set forth herein beginning on page 66.

ITEM 9
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A
CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of October 31, 2012. Based upon that evaluation and subject to the foregoing, the Company's chief executive officer and chief financial officer concluded that the design and operation of the Company's disclosure controls and procedures are effective to accomplish their objectives.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended October 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of October 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of October 31, 2012 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hovnanian Enterprises, Inc.

We have audited the internal control over financial reporting of Hovnanian Enterprises, Inc. and subsidiaries (the "Company") as of October 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended October 31, 2012 of the Company and our report dated December 20, 2012 expressed an unqualified opinion on those financial statements.

/s/DELOITTE & TOUCHE LLP

Parsippany, NJ
December 20, 2012

ITEM 9B
OTHER INFORMATION

None.

PART III

ITEM 10
DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information called for by Item 10, except as set forth in this Item 10, is incorporated herein by reference to our definitive proxy statement to be filed pursuant to Regulation 14A in connection with our annual meeting of shareholders to be held on March 12, 2013, which will involve the election of directors.

Executive Officers of the Registrant

Our executive officers are listed below and brief summaries of their business experience and certain other information with respect to them are set forth following the table. Each executive officer holds such office for a one-year term.

Name	Age	Position	Year Started With Company
Ara K. Hovnanian	55	Chairman of the Board, Chief Executive Officer, President, and Director of the Company	1979
Thomas J. Pellerito	65	Chief Operating Officer	2001
J. Larry Sorsby	57	Executive Vice President, Chief Financial Officer and Director of the Company	1988
Brad G. O'Connor	42	Vice President, Chief Accounting Officer and Corporate Controller	2004
David G. Valiaveedan	45	Vice President Finance and Treasurer	2005

Mr. Hovnanian has been Chief Executive Officer since July 1997 after being appointed President in 1988 and Executive Vice President in 1983. Mr. Hovnanian joined the Company in 1979 and has been a Director of the Company since 1981 and was Vice Chairman from 1998 through November 2009. In November 2009, he was elected Chairman of the Board following the death of Kevork S. Hovnanian, the chairman and founder of the Company and the father of Mr. Hovnanian.

Mr. Pellerito was appointed Chief Operating Officer of the Company in January 2010. Since joining the Company in connection with the Company's acquisition of Washington Homes, Inc. in 2001, Mr. Pellerito has served as a Group President overseeing homebuilding operations in certain of the Company's Mid-Atlantic and Southeast segments (excluding Florida). Before joining the Company, Mr. Pellerito was the President of homebuilding operations and Chief Operating Officer of Washington Homes, Inc.

Mr. Sorsby has been Chief Financial Officer of Hovnanian Enterprises, Inc. since 1996, and Executive Vice President since November 2000. Mr. Sorsby was also Senior Vice President from March 1991 to November 2000 and was elected as a Director of the Company in 1997. He is Chairman of the Board of Visitors for Urology at The Children's Hospital of Philadelphia ("CHOP") and also serves on the Institutional Advancement Committee at CHOP.

Mr. O'Connor joined the Company in April 2004 as Vice President and Associate Corporate Controller. In December 2007, he was promoted to Vice President, Corporate Controller and then in May 2011, he also became Vice President, Chief Accounting Officer. Prior to joining the Company, Mr. O'Connor was the Corporate Controller for Amershem Biosciences, and prior to that a Senior Manager in the audit practice of PricewaterhouseCoopers LLP.

Mr. Valiaveedan joined the Company as Vice President - Finance in September 2005. In August 2008, he was named as an executive officer of the Company and, in December 2009, he was also named Treasurer. Prior to joining the Company, Mr. Valiaveedan served as Vice President - Finance for AIG Global Real Estate Investment Corp.

Code of Ethics and Corporate Governance Guidelines

In more than 50 years of doing business, we have been committed to enhancing our shareholders' investment through conduct that is in accordance with the highest levels of integrity. Our Code of Ethics is a set of guidelines and policies that govern broad principles of ethical conduct and integrity embraced by our Company. Our Code of Ethics applies to our principal executive officer, principal financial officer, chief accounting officer, and all other associates of our Company, including our directors and other officers.

We also remain committed to fostering sound corporate governance principles. The Company's Corporate Governance Guidelines" assist the Board of Directors of the Company (the "Board") in fulfilling its responsibilities related to corporate governance conduct. These guidelines serve as a framework, addressing the function, structure, and operations of the Board, for purposes of promoting consistency of the Board's role in overseeing the work of management.

We have posted our Code of Ethics on our web site at www.khov.com under "Investor Relations/Corporate Governance". We have also posted our Corporate Governance Guidelines on our web site at www.khov.com under "Investor Relations/Corporate Governance". A printed copy of the Code of Ethics and Guidelines is also available to the public at no charge by writing to: Hovnanian Enterprises, Inc., Attn: Human Resources Department, 110 West Front Street, P.O. Box 500, Red Bank, N.J. 07701 or calling corporate headquarters at 732-747-7800. We will post amendments to or waivers from our Code of Ethics that are required to be disclosed by the rules of either the SEC or the New York Stock Exchange (the "NYSE") on our web site at www.khov.com under "Investor Relations/Corporate Governance."

Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee Charters

We have adopted charters that apply to the Company's Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. We have posted the text of these charters on our web site at www.khov.com under "Investor Relations/Corporate Governance." A printed copy of each charter is available at no charge to any shareholder who requests it by writing to: Hovnanian Enterprises, Inc., Attn: Human Resources Department, 110 West Front Street, P.O. Box 500, Red Bank, N.J. 07701 or calling corporate headquarters at 732-747-7800.

ITEM 11
EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference to our definitive proxy statement to be filed pursuant to Regulation 14A in connection with our annual meeting of shareholders to be held on March 12, 2013.

ITEM 12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12, except as set forth in this Item 12, is incorporated herein by reference to our definitive proxy statement to be filed pursuant to Regulation 14A in connection with our annual meeting of shareholders to be held on March 12, 2013.

The following table provides information as of October 31, 2012, with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Class A Common Stock securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)(2)	Number of Class B Common Stock securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)(2)	Weighted average exercise price of outstanding Class A Common Stock options, warrants and rights(3)	Weighted average exercise price of outstanding Class B Common Stock options, warrants and rights(4)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in columns (a)) (in thousands)(1)
	(a)	(a)	(b)	(b)	(c)
Equity compensation plans approved by security holders:	6,211	4,165	$7.66	$3.48	3,622
Equity compensation plans not approved by security holders:					
Total	6,211	4,165	$7.66	$3.48	3,622

(1) *Under the Company's equity compensation plans, securities may be issued in either Class A Common Stock or Class B Common Stock.*

(2) *Includes the maximum number of shares that are potentially issuable under the share portion of performance-based long term incentive program awards made to certain associates.*

(3) *Does not take into account 2,438 shares that may be issued upon the vesting of restricted stock and performance-based awards discussed in (2) above, nor 192 shares of restricted stock vested and deferred at the associates' election, because they have no exercise price.*

(4) *Does not take into account 1,386 shares that may be issued upon the vesting of the performance-based awards discussed in (2) above, nor 342 shares of restricted stock vested and deferred at the associates' election, because they have no exercise price.*

ITEM 13
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information called for in Item 13 is incorporated herein by reference to our definitive proxy statement to be filed pursuant to Regulation 14A in connection with our annual meeting of shareholders to be held on March 12, 2013.

ITEM 14
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for in Item 14 is incorporated herein by reference to our definitive proxy statement to be filed pursuant to Regulation 14A in connection with our annual meeting of shareholders to be held on March 12, 2013.

PART IV

ITEM 15
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

No schedules have been prepared because the required information of such schedules is not present, is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the financial statements and notes thereto.

Exhibits:

3(a)	Certificate of Incorporation of the Registrant.(1)
3(b)	Certificate of Amendment of Certificate of Incorporation of the Registrant.(5)
3(c)	Restated Bylaws of the Registrant.(24)
4(a)	Specimen Class A Common Stock Certificate.(13)
4(b)	Specimen Class B Common Stock Certificate.(13)
4(c)	Certificate of Designations, Powers, Preferences and Rights of the 7.625% Series A Preferred Stock of Hovnanian Enterprises, Inc., dated July 12, 2005.(11)
4(d)	Certificate of Designations of the Series B Junior Preferred Stock of Hovnanian Enterprises, Inc., dated August 14, 2008.(1)
4(e)	Rights Agreement, dated as of August 14, 2008, between Hovnanian Enterprises, Inc. and National City Bank, as Rights Agent, which includes the Form of Certificate of Designation as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C.(22)
4(f)	Indenture dated as of November 3, 2003, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and Deutsche Bank Trust Company (as successor trustee), as Trustee.(2)
4(g)	First Supplemental Indenture, dated as of November 3, 2003, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee, including form of 6.5% Senior Notes due January 15, 2014.(2)
4(h)	Second Supplemental Indenture, dated as of March 18, 2004, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee.(18)
4(i)	Third Supplemental Indenture, dated as of July 15, 2004, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee.(18)
4(j)	Fourth Supplemental Indenture, dated as of April 19, 2005, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee.(18)
4(k)	Fifth Supplemental Indenture, dated as of September 6, 2005, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee.(18)

4(l)	Sixth Supplemental Indenture, dated as of February 27, 2006, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee (including form of 7.5% Senior Notes due 2016).(19)
4(m)	Seventh Supplemental Indenture, dated as of June 12, 2006, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee (including form of 8.625% Senior Notes due 2017).(20)
4(n)	Indenture dated as of March 18, 2004, relating to 6.375% Senior Notes, among K. Hovnanian Enterprises, Inc., the Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee, including form of 6.375% Senior Notes due 2014.(15)
4(o)	Indenture dated as of November 30, 2004, relating to 6.25% Senior Notes, among K. Hovnanian Enterprises, Inc., the Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee, including form of 6.25% Senior Notes due 2015.(6)
4(p)	Indenture dated as of August 8, 2005, relating to 6.25% Senior Notes due 2016, among K. Hovnanian Enterprises, Inc., the Guarantors named therein and Deutsche Bank Trust Company (as successor trustee), as Trustee including form of 6.25% Senior Notes due 2016.(7)
4(q)	Indenture dated as of October 2, 2012, relating to the 7.25% Senior Secured First Lien Notes due 2020, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other guarantors named therein and Wilmington Trust, National Association, as Trustee and Collateral Agent, including the form of 7.25% Senior Secured First Lien Note due 2020.(14)
4(r)	Indenture, dated as of February 14, 2011, relating to Senior Debt Securities, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and Wilmington Trust Company, as Trustee.(12)
4(s)	Senior Notes Supplemental Indenture, dated as of February 14, 2011, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and the other guarantors named therein with Wilmington Trust Company, as Trustee, including form of Senior Note.(10)
4(t)	Indenture, dated as of February 9, 2011, relating to Senior Subordinated Debt Securities, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and Wilmington Trust Company, as Trustee.(12)
4(u)	Amortizing Notes Supplemental Indenture, dated as of February 9, 2011, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and the other guarantors named therein and Wilmington Trust Company, as Trustee, including form of Amortizing Note.(10)
4(v)	Purchase Contract Agreement, dated as of February 9, 2011, among Hovnanian Enterprises, Inc., K. Hovnanian Enterprises, Inc. and Wilmington Trust Company, as Trustee under the Amortizing Notes Indenture, as Purchase Contract Agent and as attorney-in-fact for the holders of the Purchase Contracts from time to time, including form of Unit and form of Purchase Contract.(10)
4(w)	Indenture dated as of October 2, 2012, relating to the 9.125% Senior Secured Second Lien Notes due 2020, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other guarantors named therein and Wilmington Trust, National Association, as Trustee and Collateral Agent, including the form of 9.125% Senior Secured Second Lien Note due 2020.(14)
4(x)	2017 Notes Supplemental Indenture dated as of April 21, 2011, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and the other guarantors named therein and Deutsche Bank National Trust Company, as trustee.(9)
4(y)	Secured Notes Indenture dated as of November 1, 2011 relating to the 5.0% Senior Secured Notes due 2021 and 2.0% Senior Secured Notes due 2021, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., the other guarantors named therein and Wilmington Trust, National Association, as Trustee and Collateral Agent, including the forms of 5.0% Senior Secured Notes due 2021 and 2.0% Senior Secured Notes due 2021.(4)
4(z)	Supplemental Indenture dated as of November 1, 2011, relating to the 11⅞% Senior Notes due 2015, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc., as guarantor, the other guarantors named therein and Wilmington Trust Company, as Trustee.(4)
4(aa)	Units Agreement, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and Wilmington Trust Company, as Units Agent, including form of Unit, component amortizing notes and component exchangeable notes.(14)
4(bb)	Amortizing Notes Indenture, dated as of October 2, 2012, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and the other guarantors named therein and Wilmington Trust Company, as Trustee, including the form of Amortizing Note. (14)
4(cc)	Exchangeable Notes Indenture, dated as of October 2, 2012, among K. Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. and the other guarantors named therein and Wilmington Trust Company, as Trustee, including the form of Exchangeable Note.(14)

10(a)	First Lien Pledge Agreement, dated as of October 2, 2012, relating to the 7.25% Senior Secured First Lien Notes due 2020.(14)
10(b)	Second Lien Pledge Agreement, dated as of October 2, 2012, relating to the 9.125% Senior Secured Second Lien Notes due 2020.(14)
10(c)	First Lien Security Agreement, dated as of October 2, 2012, relating to the 7.25% Senior Secured First Lien Notes due 2020.(14)
10(d)	Second Lien Security Agreement, dated as of October 2, 2012, relating to the 9.125% Senior Secured Second Lien Notes due 2020.(14)
10(e)	Form of First Lien Intellectual Property Security Agreement, dated as of October 2, 2012, relating to the 7.25% Senior Secured First Lien Notes due 2020.(14)
10(f)	Form of Second Lien Intellectual Property Security Agreement, dated as of October 2, 2012, relating to the 9.125% Senior Secured Second Lien Notes due 2020.(14)
10(g)	Intercreditor Agreement, dated October 2, 2012, among Hovnanian Enterprises, Inc., K. Hovnanian Enterprises, Inc., the other guarantors party thereto, Wilmington Trust, National Association, as trustee and collateral agent under the Senior Noteholder Documents as defined therein, Wilmington Trust, National Association, as collateral agent for the Mortgage Tax Collateral as defined therein, and Wilmington Trust, National Association, as trustee and collateral agent under the Junior Noteholder Documents as defined therein.(14)
10(h)	First Lien Pledge Agreement, dated as of November 1, 2011, relating to the 5.0% Senior Secured Notes due 2021 and the 2.0% Senior Secured Notes due 2021.(4)
10(i)	First Lien Security Agreement, dated as of November 1, 2011, relating to the 5.0% Senior Secured Notes due 2021 and the 2.0% Senior Secured Notes due 2021.(4)
10(j)*	Form of Non-Qualified Stock Option Agreement (2012) for Ara K. Hovnanian.(32)
10(k)*	Form of Nonqualified Stock Option Agreement (Class A shares).(25)
10(l)*	Amended and Restated 2008 Hovnanian Enterprises, Inc. Stock Incentive Plan.(16)
10(m)*	1983 Stock Option Plan (as amended and restated).(17)
10(n)	Management Agreement dated August 12, 1983, for the management of properties by K. Hovnanian Investment Properties, Inc.(3)
10(o)	Management Agreement dated December 15, 1985, for the management of properties by K. Hovnanian Investment Properties, Inc.(21)
10(p)*	Executive Deferred Compensation Plan as amended and restated on May 24, 2012. (32)
10(q)*	Amended and Restated Senior Executive Short-Term Incentive Plan.(26)
10(r)*	Death and Disability Agreement between the Registrant and Ara K. Hovnanian, dated February 2, 2006. (28)
10(s)*	Form of Hovnanian Deferred Share Policy for Senior Executives.(8)
10(t)*	Form of Hovnanian Deferred Share Policy.(8)
10(u)*	Form of Nonqualified Stock Option Agreement (Class B shares).(8)
10(v)*	Form of Incentive Stock Option Agreement.(8)
10(w)*	Form of Stock Option Agreement for Directors.(8)
10(x)*	Form of Restricted Share Unit Agreement.(8)
10(y)*	Form of Incentive Stock Option Agreement.(27)
10(z)*	Form of Restricted Share Unit Agreement.(27)
10(aa)*	Form of Performance Vesting Incentive Stock Option Agreement.(27)
10(bb)*	Form of Performance Vesting Nonqualified Stock Option Agreement.(27)
10(cc)*	Form of Restricted Share Unit Agreement for Directors.(25)
10(dd)*	Form of Long Term Incentive Program Award Agreement (Class A Shares).(23)
10(ee)*	Form of Long Term Incentive Program Award Agreement (Class B Shares).(23)
10(ff)*	Form of Change in Control Severance Protection Agreement entered into with each of Brad G. O'Connor and David G. Valiaveedan.(29)
10(gg)*	2012 Hovnanian Enterprises, Inc. Stock Incentive Plan. (30)
10(hh)*	Form of Amendment to Outstanding Stock Option Grants.(31)
10(ii)*	Form of Amendment to 2011 Restricted Share Unit Agreement for Ara K. Hovnanian and J. Larry Sorsby. (31)
10(jj)*	Form of Amendment to 2011 Non-Qualified Stock Option Agreement for Ara K. Hovnanian.(31)
10(kk)*	Form of Amendment to 2011 Incentive Stock Option Agreement for J. Larry Sorsby.(31)
10(ll)*	Form of Incentive Stock Option Agreement (2012).(32)
10(mm)*	Form of Restricted Share Unit Agreement (2012).(32)
10(nn)*	Form of Stock Option Agreement (2012) for Directors.(32)

10(oo)* Form of Restricted Share Unit Agreement (2012) for Directors.(32)
12 Statements re Computation of Ratios.
21 Subsidiaries of the Registrant.
23 Consent of Deloitte & Touche LLP.
31(a) Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31(b) Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32(a) Section 1350 Certification of Chief Executive Officer.
32(b) Section 1350 Certification of Chief Financial Officer.
101** The following financial information from our Annual Report on Form 10-K for the year ended October 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets at October 31, 2012 and October 31, 2011, (ii) the Consolidated Statements of Operations for the years ended October 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Equity for years ended October 31, 2012, 2011 and 2010 (iv) the Consolidated Statements of Cash Flows for the years ended October 31, 2012, 2011 and 2010, and (v) the Notes to Consolidated Financial Statements.

* *Management contracts or compensatory plans or arrangements.*

**XBRL *Information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.*

(1) Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended July 31, 2008 (No. 001-08551) of the Registrant.

(2) Incorporated by reference to Exhibits to Current Report of the Registrant on Form 8-K (No. 001-08551) filed on November 7, 2003.

(3) Incorporated by reference to Exhibits to Registration Statement (No. 2-85198) on Form S-1 of the Registrant.

(4) Incorporated by reference to Exhibits to Current Report on Form 8-K (No. 001-08551) of the Registrant filed on November 7, 2011.

(5) Incorporated by reference to Exhibits to Current Report of the Registrant on Form 8-K (No. 001-08551) filed December 9, 2008.

(6) Incorporated by reference to Exhibits to Annual Report on Form 10-K for the year ended October 31, 2004 (No. 001-08551) of the Registrant.

(7) Incorporated by reference to Exhibits to Registration Statement (No. 333-127806) on Form S-4 of the Registrant.

(8) Incorporated by reference to Exhibits to Annual Report on Form 10-K for the year ended October 31, 2008 (No. 001-08551) of the Registrant.

(9) Incorporated by reference to Exhibits to Current Report on Form 8-K (No. 001-08551) of the Registrant filed on May 5, 2011.

(10) Incorporated by reference to Exhibits to Current Report on Form 8-K of the Registrant (No. 001-08551) filed February 15, 2011.

(11) Incorporated by reference to Exhibits to Current Report on Form 8-K (No. 001-08551) of the Registrant filed on July 13, 2005.

(12) Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended January 31, 2011 (No. 001-08551) of the Registrant.

(13) Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 (No. 001-08551).

(14) *Incorporated by reference to Exhibits to Current Report on Form 8-K (No. 001-08551) of the Registrant filed on October 2, 2012.*

(15) *Incorporated by reference to Exhibits to Registration Statement (No. 333-115742) on Form S-4 of the Registrant.*

(16) *Incorporated by reference to definitive Proxy Statement on Schedule 14A of the Registrant filed on February 1, 2010.*

(17) *Incorporated by reference to Appendix C of the definitive Proxy Statement of the Registration on Schedule 14A filed on February 19, 2008.*

(18) *Incorporated by reference to Exhibits to Registration Statement (No. 333-131982) on Form S-3 of the Registrant.*

(19) *Incorporated by reference to Exhibits to Current Report of the Registrant on Form 8-K (No. 001-08551) filed on February 27, 2006.*

(20) *Incorporated by reference to Exhibits to Current Report on Form 8-K of the Registrant (No. 001-08551) filed on June 15, 2006.*

(21) *Incorporated by reference to Exhibits to Annual Report on Form 10-K for the year ended October 31, 2003 (No. 001-08551), of the Registrant.*

(22) *Incorporated by reference to Exhibits to the Registration Statement (No. 001-08551) on Form 8-A of the Registrant filed August 14, 2008*

(23) *Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended July 31, 2010 (No. 001-08551), of the Registrant.*

(24) *Incorporated by reference to Exhibits to Current Report on Form 8-K of the Registrant (No. 001-08551), filed December 21, 2009.*

(25) *Incorporated by reference to Exhibits to Annual Report on Form 10-K for the year ended October 31, 2009 (No. 001-08551), of the Registrant.*

(26) *Incorporated by reference to Exhibits to Current Report on Form 8-K (No. 001-08551) of the Registrant filed on March 22, 2010.*

(27) *Incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 (No. 001-08551), of the Registrant.*

(28) *Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended January 31, 2006 (No. 001-08551) of the Registrant.*

(29) *Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended January 31, 2012 (No. 001-08551) of the Registrant.*

(30) *Incorporated by reference to Appendix A to the definitive Proxy Statement on Schedule 14A of the Registrant filed on February 14, 2012.*

(31) *Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended April 30, 2012 (No. 001-08551) of the Registrant.*

(32) *Incorporated by reference to Exhibits to Quarterly Report on Form 10-Q for the quarter ended July 31, 2012 (No. 001-08551) of the Registrant.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

HOVNANIAN ENTERPRISES, INC.

By: /s/ ARA K. HOVNANIAN
Ara K. Hovnanian
Chairman of the Board, Chief Executive Officer, and President
December 20, 2012

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on December 20, 2012, and in the capacities indicated.

/s/ ARA K. HOVNANIAN Ara K. Hovnanian	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ BRAD G. O'CONNOR Brad G. O'Connor	Vice President - Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)
/s/ EDWARD A. KANGAS Edward A. Kangas	Chairman of Audit Committee and Director
/s/ J. LARRY SORSBY J. Larry Sorsby	Executive Vice President, Chief Financial Officer andDirector (Principal Financial Officer)
/s/ STEPHEN D. WEINROTH Stephen D. Weinroth	Chairman of Compensation Committee and Director

HOVNANIAN ENTERPRISES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

No schedules have been prepared because the required information of such schedules is not present, is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the financial statements and notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hovnanian Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Hovnanian Enterprises, Inc. and subsidiaries (the "Company") as of October 31, 2012 and 2011, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended October 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hovnanian Enterprises, Inc. and subsidiaries as of October 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 20, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/DELOITTE & TOUCHE LLP

Parsippany, NJ
December 20, 2012

HOVNANIAN ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands)	October 31, 2012	October 31, 2011
ASSETS		
Homebuilding:		
Cash and cash equivalents	$ 258,323	$ 244,356
Restricted cash and cash equivalents	41,732	73,539
Inventories:		
Sold and unsold homes and lots under development	671,851	720,149
Land and land options held for future development or sale	218,996	245,529
Consolidated inventory not owned:		
Specific performance options	-	2,434
Other options	90,619	-
Total consolidated inventory not owned	90,619	2,434
Total inventories	981,466	968,112
Investments in and advances to unconsolidated joint ventures	61,083	57,826
Receivables, deposits, and notes	61,794	52,277
Property, plant, and equipment - net	48,524	53,266
Prepaid expenses and other assets	66,694	67,698
Total homebuilding	1,519,616	1,517,074
Financial services:		
Cash and cash equivalents	14,909	6,384
Restricted cash	22,470	4,079
Mortgage loans held for sale	117,024	72,172
Other assets	10,231	2,471
Total financial services	164,634	85,106
Total assets	$ 1,684,250	$ 1,602,180

See notes to consolidated financial statements.

HOVNANIAN ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)	October 31, 2012	October 31, 2011
LIABILITIES AND EQUITY		
Homebuilding:		
Nonrecourse land mortgages	$ 38,302	$ 26,121
Accounts payable and other liabilities	296,510	303,633
Customers' deposits	23,846	16,670
Nonrecourse mortgages secured by operating properties	18,775	19,748
Liabilities from inventory not owned	77,791	2,434
Total homebuilding	455,224	368,606
Financial services:		
Accounts payable and other liabilities	37,609	14,517
Mortgage warehouse line of credit	107,485	49,729
Total financial services	145,094	64,246
Notes payable:		
Senior secured notes	977,369	786,585
Senior notes	458,736	802,862
Senior amortizing notes	23,149	-
Senior exchangeable notes	76,851	-
TEU senior subordinated amortizing notes	6,091	13,323
Accrued interest	20,199	21,331
Total notes payable	1,562,395	1,624,101
Income taxes payable	6,882	41,829
Total liabilities	2,169,595	2,098,782
Equity:		
Hovnanian Enterprises, Inc. stockholders' equity deficit:		
Preferred stock, $.01 par value - authorized 100,000 shares; issued 5,600 shares with a liquidation preference of $140,000 at October 31, 2012 and 2011	135,299	135,299
Common stock, Class A, $.01 par value - authorized 200,000,000 shares; issued and outstanding 130,055,304 shares at October 31, 2012 and 92,141,492 shares at October 31, 2011 (including 11,760,763 shares and 11,694,720 shares at October 31, 2012 and 2011, respectively, held in Treasury)	1,300	921
Common stock, Class B, $.01 par value (convertible to Class A at time of sale) - authorized 30,000,000 shares; issued and outstanding 15,350,101 shares at October 31, 2012 and 15,252,212 shares at October 31, 2011 (including 691,748 shares at October 31, 2012 and 2011 held in Treasury)	154	153
Paid in capital - common stock	668,735	591,696
Accumulated deficit	(1,175,703)	(1,109,506)
Treasury stock - at cost	(115,360)	(115,257)
Total Hovnanian Enterprises, Inc. stockholders' equity deficit	(485,575)	(496,694)
Noncontrolling interest in consolidated joint ventures	230	92
Total equity deficit	(485,345)	(496,602)
Total liabilities and equity	$ 1,684,250	$ 1,602,180

See notes to consolidated financial statements.

HOVNANIAN ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
(In thousands except per share data)	**October 31, 2012**	**October 31, 2011**	**October 31, 2010**
Revenues:			
Homebuilding:			
Sale of homes	$ 1,405,580	$ 1,072,474	$ 1,327,499
Land sales and other revenues	41,038	32,952	12,370
Total homebuilding	1,446,618	1,105,426	1,339,869
Financial services	38,735	29,481	31,973
Total revenues	1,485,353	1,134,907	1,371,842
Expenses:			
Homebuilding:			
Cost of sales, excluding interest	1,179,801	913,901	1,104,049
Cost of sales interest	54,538	74,676	84,440
Inventory impairment loss and land option write-offs	12,530	101,749	135,699
Total cost of sales	1,246,869	1,090,326	1,324,188
Selling, general and administrative	142,087	161,456	178,331
Total homebuilding expenses	1,388,956	1,251,782	1,502,519
Financial services	23,648	21,371	23,074
Corporate general and administrative	48,232	49,938	59,900
Other interest	97,895	97,169	97,919
Other operations	4,205	4,805	9,715
Total expenses	1,562,936	1,425,065	1,693,127
(Loss) gain on extinguishment of debt	(29,066)	7,528	25,047
Income (loss) from unconsolidated joint ventures	5,401	(8,958)	956
Loss before income taxes	(101,248)	(291,588)	(295,282)
State and federal income tax (benefit) provision:			
State	(35,328)	(3,924)	(6,536)
Federal	277	(1,577)	(291,334)
Total income taxes	(35,051)	(5,501)	(297,870)
Net (loss) income	$ (66,197)	$ (286,087)	$ 2,588
Per share data:			
Basic:			
(Loss) income per common share	$ (0.52)	$ (2.85)	$ 0.03
Weighted-average number of common shares outstanding	126,350	100,444	78,691
Assuming dilution:			
(Loss) income per common share	$ (0.52)	$ (2.85)	$ 0.03
Weighted-average number of common shares outstanding	126,350	100,444	79,683

See notes to consolidated financial statements.

HOVNANIAN ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	A Common Stock		B Common Stock		Preferred Stock						
(Dollars In thousands)	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount	Paid-In Capital	Accumulated Deficit	Treasury Stock	Non Controlling Interest	Total
Balance, November 1, 2009	62,682,226	$ 744	14,573,319	$ 153	5,600	$ 135,299	$ 455,470	$ (826,007)	$(115,257)	$ 730	$(348,868)
Stock options, amortization and issuances	152,590	1					5,094				5,095
Restricted stock amortization, issuances and forfeitures	271,623	3					3,344				3,347
Conversion of Class B to Class A common stock	8,524		(8,524)								
Changes in noncontrolling interest in consolidated joint ventures										(100)	(100)
Net income								2,588			2,588
Balance, November 1, 2010	63,114,963	748	14,564,795	153	5,600	135,299	463,908	(823,419)	(115,257)	630	(337,938)
Stock options, amortization and issuances							4,377				4,377
Restricted stock amortization, issuances and forfeitures	414,320	4					589				593
Stock Issuance	13,512,500	135					54,764				54,899
Issuance of prepaid common stock purchase contracts							68,092				68,092
Settlement of prepaid common stock purchase contracts	3,400,658	34					(34)				
Conversion of Class B to Class A common stock	4,331		(4,331)								
Changes in noncontrolling interest in consolidated joint ventures										(538)	(538)
Net loss								(286,087)			(286,087)
Balance, November 1, 2011	80,446,772	921	14,560,464	153	5,600	135,299	591,696	(1,109,506)	(115,257)	92	(496,602)
Stock options, amortization and issuances	6,250						4,078				4,078
Restricted stock amortization, issuances and forfeitures	172,941	2	117,399	1			2,763				2,766
Stock issuance	25,000,000	250					47,074				47,324
Issuance of shares for debt	8,443,713	84					23,167				23,251
Settlement of prepaid common stock purchase contracts	4,271,398	43					(43)				
Conversion of Class B to Class A common stock	19,510		(19,510)								
Changes in noncontrolling interest in consolidated joint ventures										138	138
Treasury stock purchases	(66,043)								(103)		(103)
Net loss								(66,197)			(66,197)
Balance, October 31, 2012	118,294,541	$ 1,300	14,658,353	$ 154	5,600	$ 135,299	$ 668,735	$ (1,175,703)	$(115,360)	$ 230	$(485,345)

See notes to consolidated financial statements.

HOVNANIAN ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended October 31, 2012	Year Ended October 31, 2011	Year Ended October 31, 2010
Cash flows from operating activities:			
Net (loss) income	$ (66,197)	$ (286,087)	$ 2,588
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation	6,223	9,340	12,576
Compensation from stock options and awards	6,453	6,219	8,706
Amortization of bond discounts and deferred financing costs	7,436	6,047	5,051
Gain on sale and retirement of property and assets	(230)	(266)	(69)
(Income) loss from unconsolidated joint ventures	(5,401)	8,958	(956)
Distributions of earnings from unconsolidated joint ventures	1,790	1,583	2,251
Loss (gain) on extinguishment of debt	29,066	(7,528)	(25,047)
Expenses related to the debt for debt exchange	4,694	-	-
Inventory impairment and land option write-offs	12,530	101,749	135,699
(Increase) decrease in assets:			
Mortgage notes receivable	(44,852)	14,154	(16,780)
Restricted cash, receivables, prepaids, deposits, and other assets	3,680	59,686	40,400
Inventories	8,430	(88,385)	(27,726)
(Decrease) increase in liabilities:			
State and federal income tax liabilities	(34,947)	23,919	(44,444)
Customers' deposits	5,903	7,150	(9,291)
Accounts payable, accrued interest and other accrued liabilities	(1,576)	(63,954)	(50,471)
Net cash (used in) provided by operating activities	(66,998)	(207,415)	32,487
Cash flows from investing activities:			
Proceeds from sale of property and assets	3,206	1,341	474
Purchase of property, equipment, and other fixed assets and acquisitions	(5,059)	(826)	(2,456)
Investment in and advances to unconsolidated joint ventures	(4,743)	(4,071)	(5,262)
Distributions of capital from unconsolidated joint ventures	5,096	4,751	7,228
Net cash (used in) provided by investing activities	(1,500)	1,195	(16)
Cash flows from financing activities:			
Proceeds from mortgages and notes	16,240	16,614	9,125
Payments related to mortgages and notes	(25,605)	(14,247)	(5,662)
Proceeds from model sale leaseback financing programs	34,389	-	-
Payments related to model sale leaseback financing programs	(1,444)	-	-
Proceeds from land bank financing program	50,927	-	-
Payments related to land bank financing program	(6,081)	-	-
Net proceeds from senior secured notes	797,000	12,660	-
Net proceeds from senior notes	-	151,220	-
Net proceeds from exchangeable notes units	100,000	-	-
Net proceeds from tangible equity units	-	83,707	-
Net proceeds from Class A Common Stock	47,324	54,899	-
Net proceeds (payments) related to mortgage warehouse lines of credit	57,756	(23,914)	17,786
Deferred financing cost from land banking financing program and note issuances	(19,381)	(5,396)	(1,656)
Principal payments and debt repurchases	(941,158)	(185,763)	(111,576)
Payments related to the debt for debt exchange	(18,874)	-	-
Purchase of treasury stock	(103)	-	-
Net cash provided by (used in) financing activities	90,990	89,780	(91,983)
Net increase (decrease) in cash and cash equivalents	22,492	(116,440)	(59,512)
Cash and cash equivalents balance, beginning of year	250,740	367,180	426,692
Cash and cash equivalents balance, end of year	$ 273,232	$ 250,740	$ 367,180
Supplemental disclosures of cash flows:			
Cash received during the year for income taxes	$ 103	$ 28,008	$ 253,425

Supplemental disclosure of noncash investing activities:

During fiscal 2012, we purchased our partners' interest in one of our unconsolidated homebuilding joint ventures. The consolidation of this entity resulted in increases in inventory, other assets, non-recourse land mortgages and accounts payables and other liabilities of $34.3 million, $5.0 million, $20.6 million and $15.8 million, respectively.

In fiscal 2012, we completed several debt for equity exchanges and a debt for debt exchange. See Notes 9 and 10 for further information.

In fiscal 2011, our partner in a land development joint venture transferred its interest in the venture to us. The consolidation resulted in increases in inventory and non-recourse land mortgages of $9.5 million and $18.5 million, respectively, and a decrease in other liabilities of $9.0 million.

See notes to consolidated financial statements.

1. Basis of Presentation

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and include our accounts and those of all wholly-owned subsidiaries, and variable interest entities in which we are deemed to be the primary beneficiary, after elimination of all significant intercompany balances and transactions. Our fiscal year ends October 31.

2. Business

Our operations consist of homebuilding, financial services, and corporate. Our homebuilding operations are made up of six reportable segments defined as Northeast, Mid-Atlantic, Midwest, Southeast, Southwest, and West. Homebuilding operations comprise the substantial part of our business, with approximately 97% of consolidated revenues for the years ended October 31, 2012, 2011 and 2010. We are a Delaware corporation, building and selling homes at October 31, 2012 in 172 consolidated new home communities in Arizona, California, Delaware, Florida, Georgia, Illinois, Maryland, Minnesota, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Washington, D.C., and West Virginia. We offer a wide variety of homes that are designed to appeal to first-time buyers, first and second-time move-up buyers, luxury buyers, active adult buyers, and empty nesters. Our financial services operations, which are a reportable segment, provide mortgage banking and title services to the homebuilding operations' customers. We do not typically retain or service the mortgages that we originate but rather sell the mortgages and related servicing rights to investors. Corporate primarily includes the operations of our corporate office whose primary purpose is to provide executive services, accounting, information services, human resources, management reporting, training, cash management, internal audit, risk management, and administration of process redesign, quality, and safety.

See Note 11 "Operating and Reporting Segments" for further disclosure of our reportable segments.

3. Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could have a significant impact on the financial statements.

Income Recognition from Home and Land Sales - We are primarily engaged in the development, construction, marketing and sale of residential single-family and multi-family homes where the planned construction cycle is less than 12 months. For these homes, in accordance with ASC 360-20, "Property, Plant and Equipment - Real Estate Sales", revenue is recognized when title is conveyed to the buyer, adequate initial and continuing investments have been received and there is no continued involvement. In situations where the buyer's financing is originated by our mortgage subsidiary and the buyer has not made an adequate initial investment or continuing investment as prescribed by ASC 360-20, the profit on such sales is deferred until the sale of the related mortgage loan to a third-party investor has been completed.

Income Recognition from Mortgage Loans - Our Financial Services segment originates mortgages, primarily for our homebuilding customers. We use mandatory investor commitments and forward sales of mortgage-backed securities (MBS) to hedge our mortgage-related interest rate exposure on agency and government loans.

We elected the fair value option for our mortgage loans held for sale in accordance with ASC 825, "Financial Instruments", which permits us to measure our loans held for sale at fair value. Management believes that the election of the fair value option for loans held for sale improves financial reporting by mitigating volatility in reported earnings caused by measuring the fair value of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions.

Substantially all of the mortgage loans originated are sold within a short period of time in the secondary mortgage market on a servicing released, nonrecourse basis, although the Company remains liable for certain limited representations, such as fraud, and warranties related to loan sales. Mortgage investors could seek to have us buy back loans or compensate them from losses incurred on mortgages we have sold based on claims that we breached our limited representations and warranties. We believe there continues to be an industry-wide issue with the number of purchaser claims in which purchasers purport to have found inaccuracies related to the sellers' representations and warranties in particular loan sale agreements. We have established reserves for probable losses.

Interest Income Recognition for Mortgage Loans Receivable and Recognition of Related Deferred Fees and Costs- Interest income is recognized as earned for each mortgage loan during the period from the loan closing date to the sale date when legal control passes to the buyer, and the sale price is collected. All fees related to the origination of mortgage loans and direct loan origination costs are expensed when incurred, given the short term holding period for our loans. These fees and costs include loan origination fees, loan discount, and salaries and wages.

Cash and Cash Equivalents - Cash and cash equivalents include cash deposited in checking accounts, overnight repurchase agreements, certificates of deposit, Treasury Bills and government money market funds with maturities of 90 days or less when purchased. Our cash balances are held at a few financial institutions and may, at times, exceed insurable amounts. We believe we mitigate this risk by depositing our cash in major financial institutions. At October 31, 2012 and 2011, we had no cash equivalents as the full balance of cash and cash equivalents was held as cash.

Fair Value of Financial Instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Our financial instruments consist of cash and cash equivalents, restricted cash, receivables, deposits and notes, accounts payable and other liabilities, customer deposits, mortgage loans held for sale, nonrecourse land and operating properties mortgages, mortgage warehouse lines of credit, accrued interest, and the senior secured notes, senior notes, senior amortizing notes, senior exchangeable notes and senior subordinated amortizing notes payable. The fair value of the senior secured notes, senior notes, senior amortizing notes, senior exchangeable notes and senior subordinated amortizing notes payable is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

Inventories - Inventories consist of land, land development, home construction costs, capitalized interest, construction overhead and property taxes. Construction costs are accumulated during the period of construction and charged to cost of sales under specific identification methods. Land, land development, and common facility costs are allocated based on buildable acres to product types within each community, then charged to cost of sales equally based upon the number of homes to be constructed in each product type.

We record inventories in our consolidated balance sheets at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Our inventories consist of the following three components: (1) sold and unsold homes and lots under development, which includes all construction, land, capitalized interest, and land development costs related to started homes and land under development in our active communities; (2) land and land options held for future development or sale, which includes all costs related to land in our communities in planning or mothballed communities; and (3) consolidated inventory not owned, which includes all costs related to specific performance options, variable interest entities, and other options, which consists primarily of model homes financed with an investor and inventory related to land banking arrangements.

We decide to mothball (or stop development on) certain communities when we determine that current performance does not justify further investment at that time. When we decide to mothball a community, the inventory is reclassified on our consolidated balance sheets from "Sold and unsold homes and lots under development" to "Land and land options held for future development or sale". As of October 31, 2012, the book value of the 53 mothballed communities was $124.2 million, net of impairment charges of $467.8 million. We regularly review communities to determine if mothballing is appropriate. During fiscal 2012, we mothballed one community, re-activated two and sold five communities which were previously mothballed communities.

During fiscal 2012, we entered into certain model sale leaseback financing arrangements, whereby we sold and leased back certain of our model homes with the right to participate in the potential profit when each home is sold to a third party at the end of the respective lease. As a result of our continued involvement, for accounting purposes, these sale and leaseback transactions are considered a financing rather than a sale. Therefore, for purposes of our Consolidated Balance Sheet, the inventory of $33.7 million was reclassified to consolidated inventory not owned, with a $32.9 million liability from inventory not owned for the amount of net cash received.

During fiscal 2012, we entered into a land banking arrangement with GSO Capital Partners LP ("GSO"). We sold a portfolio of our land parcels to GSO, and GSO provided us an option to purchase back finished lots on a quarterly basis. Because of our option to repurchase these parcels, for accounting purposes, this transaction is considered a financing rather than a sale. For purposes of our Consolidated Balance Sheet, the inventory of $56.9 million was reclassified to consolidated inventory not owned, with a $44.8 million liability from inventory not owned recorded for the amount of net cash received.

The recoverability of inventories and other long-lived assets is assessed in accordance with the provisions of ASC 360-10, "Property, Plant and Equipment - Overall". ASC 360-10 requires long-lived assets, including inventories, held for development to be evaluated for impairment based on undiscounted future cash flows of the assets at the lowest level for which there are identifiable cash flows. As such, we evaluate inventories for impairment at the individual community level, the lowest level of discrete cash flows that we measure.

We evaluate inventories of communities under development and held for future development for impairment when indicators of potential impairment are present. Indicators of impairment include, but are not limited to, decreases in local housing market values, decreases in gross margins or sales absorption rates, decreases in net sales prices (base sales price net of sales incentives), or actual or projected operating or cash flow losses. The assessment of communities for indication of impairment is performed quarterly, primarily by completing detailed budgets for all of our communities and identifying those communities with a projected operating loss for any projected fiscal year or for the entire projected community life. For those communities with projected losses, we estimate the remaining undiscounted future cash flows and compare those to the carrying value of the community, to determine if the carrying value of the asset is recoverable.

The projected operating profits, losses, or cash flows of each community can be significantly impacted by our estimates of the following:

- future base selling prices;
- future home sales incentives;
- future home construction and land development costs; and
- future sales absorption pace and cancellation rates.

These estimates are dependent upon specific market conditions for each community. While we consider available information to determine what we believe to be our best estimates as of the end of a quarterly reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. Local market-specific conditions that may impact our estimates for a community include:

- the intensity of competition within a market, including available home sales prices and home sales incentives offered by our competitors, including foreclosed homes where they have an impact on our ability to sell homes;
- the current sales absorption pace for both our communities and competitor communities;
- community-specific attributes, such as location, availability of lots in the market, desirability and uniqueness of our community, and the size and style of homes currently being offered;
- potential for alternative product offerings to respond to local market conditions;
- changes by management in the sales strategy of the community; and
- current local market economic and demographic conditions and related trends and forecasts.

These and other local market-specific conditions that may be present are considered by management in preparing projection assumptions for each community. The sales objectives can differ between our communities, even within a given market. For example, facts and circumstances in a given community may lead us to price our homes with the objective of yielding a higher sales absorption pace, while facts and circumstances in another community may lead us to price our homes to minimize deterioration in our gross margins, although it may result in a slower sales absorption pace. In addition, the key assumptions included in our estimate of future undiscounted cash flows may be interrelated. For example, a decrease in estimated base sales price or an increase in homes sales incentives may result in a corresponding increase in sales absorption pace. Additionally, a decrease in the average sales price of homes to be sold and closed in future reporting periods for one community that has not been generating what management believes to be an adequate sales absorption pace may impact the estimated cash flow assumptions of a nearby community. Changes in our key assumptions, including estimated construction and development costs, absorption pace and selling strategies, could materially impact future cash flow and fair value estimates. Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.

If the undiscounted cash flows are more than the carrying amount of the community, then the carrying amount is recoverable, and no impairment adjustment is required. However, if the undiscounted cash flows are less than the carrying amount, then the community is deemed impaired and is written-down to its fair value. We determine the estimated fair value of each community by determining the present value of its estimated future cash flows at a discount rate commensurate with the risk of the respective community, or in limited circumstances, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation sale), and recent bona fide offers received from outside third parties. Our discount rates used for all impairments recorded from October 31, 2010 to October 31, 2012 range from 16.8% to 20.3%. The estimated future cash flow assumptions are virtually the same for both our recoverability and fair value assessments. Should the estimates or expectations used in determining estimated cash flows or fair value, including discount rates, decrease or differ from current estimates in the future, we may be required to recognize additional impairments related to current and future communities. The impairment of a community is allocated to each lot on a relative fair value basis.

From time to time, we write off deposits and approval, engineering and capitalized interest costs when we determine that it is no longer probable that we will exercise options to buy land in specific locations or when we redesign communities and/or abandon certain engineering costs. In deciding not to exercise a land option, we take into consideration changes in market conditions, the timing of required land takedowns, the willingness of land sellers to modify terms of the land option contract (including timing of land takedowns), and the availability and best use of our capital, among other factors. The write-off is recorded in the period it is deemed not probable that the optioned property will be acquired. In certain instances, we have been able to recover deposits and other pre-acquisition costs that were previously written off. These recoveries have not been significant in comparison to the total costs written off.

Land and land options held for sale includes land parcels, on which we have decided not to build homes, and are reported at the lower of carrying amount or fair value less costs to sell. In determining the fair value of land held for sale, management considers, among other things, prices for land in recent comparable sale transactions, market analysis studies, which include the estimated price a willing buyer would pay for the land (other than in a forced liquidation sale) and recent bona fide offers received from outside third parties. At October 31, 2012, land and land options held for sale had a carrying value of $4.4 million.

Insurance Deductible Reserves - For homes delivered in fiscal 2012 and 2011, our deductible under our general liability insurance is $20 million per occurrence for construction defect and warranty claims. For bodily injury claims, our deductible per occurrence in fiscal 2012 and 2011 is $0.1 million up to a $5 million limit. Our aggregate retention in fiscal 2012 and 2011 is $21 million for construction defect, warranty and bodily injury claims. We do not have a deductible on our worker's compensation insurance. Reserves for estimated losses for construction defects, warranty, bodily injury and worker's compensation claims have been established using the assistance of a third-party actuary. We engage a third-party actuary that uses our historical warranty and construction defect data and worker's compensation data to assist our management in estimating our unpaid claims, claim adjustment expenses and incurred but not reported claims reserves for the risks that we are assuming under the general liability and worker's compensation programs. The estimates include provisions for inflation, claims handling and legal fees. These estimates are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to our markets and the types of products we build, claim settlement patterns, insurance industry practices, and legal interpretations, among others. Because of the high degree of judgment required in determining these estimated liability amounts, actual future costs could differ significantly from our currently estimated amounts.

Interest - Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized, which occurs when assets qualifying for interest capitalization are less than our outstanding debt balances, is expensed as incurred in "Other interest."

Interest costs incurred, expensed and capitalized were:

		Year Ended	
(Dollars in thousands)	**October 31, 2012**	**October 31, 2011**	**October 31, 2010**
Interest capitalized at beginning of year	$ 121,441	$ 136,288	$ 164,340
Plus interest incurred(1)	147,048	156,998	154,307
Less cost of sales interest expensed	54,538	74,676	84,440
Less other interest expensed(2)(3)	97,895	97,169	97,919
Interest capitalized at end of year(4)	$ 116,056	$ 121,441	$ 136,288

(1) Data does not include interest incurred by our mortgage and finance subsidiaries.

(2) Other interest expensed is comprised of interest that does not qualify for capitalization because our assets that qualify for interest capitalization (inventory under development) do not exceed our debt. Interest on completed homes and land in planning which does not qualify for capitalization is expensed.

(3) Cash paid for interest, net of capitalized interest is the sum of other interest expensed, as defined above, and interest paid by our mortgage and finance subsidiaries adjusted for the change in accrued interest, which is calculated as follows:

		Year Ended	
(Dollars in thousands)	**October 31, 2012**	**October 31, 2011**	**October 31, 2010**
Other interest expensed	$ 97,895	$ 97,169	$ 97,919
Interest paid by our mortgage and finance subsidiaries	2,433	1,959	1,848
Decrease in accrued interest	1,132	2,637	2,110
Cash paid for interest, net of capitalized interest	$ 101,460	$ 101,765	$ 101,877

(4) We have incurred significant inventory impairments in recent years, which are determined based on total inventory including capitalized interest. However, the capitalized interest amounts above are shown gross before allocating any portion of the impairments to capitalized interest.

Land Options - Costs incurred to obtain options to acquire improved or unimproved home sites are capitalized. Such amounts are either included as part of the purchase price if the land is acquired or charged to "Inventory impairments loss and land option write-offs" if we determine we will not exercise the option. If the options are with variable interest entities and we are the primary beneficiary, we record the land under option on the Consolidated Balance Sheets under "Consolidated inventory not owned" with an offset under "Liabilities from inventory not owned". If the option obligation is to purchase under specific performance or has terms that require us to record it as financing, then we record the option on the Consolidated Balance Sheets under "Consolidated inventory not owned" with an offset under "Liabilities from inventory not owned". In accordance with ASC 810-10 "Consolidation - Overall", we record costs associated with other options on the Consolidated Balance Sheets under "Land and land options held for future development or sale."

Unconsolidated Homebuilding and Land Development Joint Ventures - Investments in unconsolidated homebuilding and land development joint ventures are accounted for under the equity method of accounting. Under the equity method, we recognize our proportionate share of earnings and losses earned by the joint venture upon the delivery of lots or homes to third parties. Our ownership interests in the joint ventures vary but our voting interests are generally 50% or less. In determining whether or not we must consolidate joint ventures where we are the managing member of the joint venture, we assess whether the other partners have specific rights to overcome the presumption of control by us as the manager of the joint venture. In most cases, the presumption is overcome because the joint venture agreements require that both partners agree on establishing the significant operating and capital decisions of the partnership, including budgets, in the ordinary course of business. The evaluation of whether or not we control a venture can require significant judgment. In accordance with ASC 323-10, "Investments - Equity Method and Joint Ventures - Overall", we assess our investments in unconsolidated joint ventures for recoverability, and if it is determined that a loss in value of the investment below its carrying amount is other than temporary, we write down the investment to its fair value. We evaluate our equity investments for impairment based on the joint venture's projected cash flows. This process requires significant management judgment and estimates. There were no write-downs in fiscal 2010, 2011 or 2012.

Deferred Bond Issuance Costs - Costs associated with the issuance of our senior secured, senior, senior amortizing, senior exchangeable and senior subordinated amortizing notes are capitalized and amortized over the term of each note's issuance.

Debt Issued At a Discount - Debt issued at a discount to the face amount is accreted up to its face amount utilizing the effective interest method over the term of the note and recorded as a component of interest on the Consolidated Statements of Operations.

Post Development Completion and Warranty Costs - In those instances where a development is substantially completed and sold and we have additional construction work to be incurred, an estimated liability is provided to cover the cost of such work. In addition, we estimate and accrue warranty costs as part of cost of sales for repair costs under $5,000 per occurrence to homes, community amenities and land development infrastructure. We also accrue for warranty costs over $5,000 per occurrence as part of our general liability insurance deductible as selling, general, and administrative costs. Both of these liabilities are recorded in "Accounts payable and other liabilities" in the Consolidated Balance Sheets.

Advertising Costs - Advertising costs are expensed as incurred. During the years ended October 31, 2012, 2011, and 2010, advertising costs expensed totaled to $18.2 million, $20.3 million and $18.2 million, respectively.

Deferred Income Taxes - Deferred income taxes are provided for temporary differences between amounts recorded for financial reporting and for income tax purposes. If the combination of future years' income (or loss) combined with the reversal of the timing differences results in a loss, such losses can be carried back to prior years or carried forward to future years to recover the deferred tax assets. In accordance with ASC 740-10, "Income Taxes - Overall", we evaluate our deferred tax assets quarterly to determine if valuation allowances are required. ASC 740-10 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more-likely-than-not" standard.

We recognize tax liabilities in accordance with ASC 740-10, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a liability that is materially different from our current estimate. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Common Stock - Each share of Class A Common Stock entitles its holder to one vote per share and each share of Class B Common Stock generally entitles its holder to ten votes per share. The amount of any regular cash dividend payable on a share of Class A Common Stock will be an amount equal to 110% of the corresponding regular cash dividend payable on a share of Class B Common Stock. If a shareholder desires to sell shares of Class B Common Stock, such stock must be converted into shares of Class A Common Stock.

On April 11, 2012, we issued 25,000,000 shares of our Class A Common Stock at a price of $2.00 per share, resulting in net proceeds of $47.3 million. The net proceeds of the issuance, along with cash on hand, were used to purchase $75.4 million principal amount of our senior notes, as discussed in Note 9.

Pursuant to agreements with bondholders, during the year ended October 31, 2012, we issued an aggregate of 8,443,713 shares of our Class A Common Stock in exchange for an aggregate of $33.2 million of our outstanding indebtedness, consisting of $7.8 million principal amount of our 6.25% Senior Notes due 2016, $4.0 million principal amount of our 7.5% Senior Notes due 2016, $18.3 million of our outstanding 8.625% Senior Notes due 2017 and approximately $3.1 million aggregate principal amount of our 12.072% senior subordinated amortizing notes (the "exchanges"). The exchanges were effected with existing bondholders, without any underwriters, and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchanges. The exchanges resulted in a gain on extinguishment of debt of $9.5 million for the year ended October 31, 2012.

On February 9, 2011, we issued 13,512,500 shares of our Class A Common Stock, including 1,762,500 shares issued pursuant to the over-allotment option granted to the underwriters, at a price of $4.30 per share. A portion of the net proceeds of the issuance, together with the net proceeds from the issuances of the 11.875% Senior Notes due 2015 and the 7.25% Tangible Equity Units were used to fund certain tender offers and subsequent redemptions as described in Note 9.

On August 4, 2008, our Board of Directors adopted a shareholder rights plan (the "Rights Plan") designed to preserve shareholder value and the value of certain tax assets primarily associated with net operating loss carryforwards (NOL) and built-in losses under Section 382 of the Internal Revenue Code. Our ability to use NOLs and built-in losses would be limited, if there was an "ownership change" under Section 382. This would occur if shareholders owning (or deemed under Section 382 to own) 5% or more of our stock increase their collective ownership of the aggregate amount of our outstanding shares by more than 50 percentage points over a defined period of time. The Rights Plan was adopted to reduce the likelihood of an "ownership change" occurring as defined by Section 382. Under the Rights Plan, one right was distributed for each share of Class A Common Stock and Class B Common Stock outstanding as of the close of business on August 15, 2008. Effective August 15, 2008, if any person or group acquires 4.9% or more of the outstanding shares of Class A Common Stock without the approval of the Board of Directors, there would be a triggering event causing significant dilution in the voting power of such person or group. However, existing stockholders who owned, at the time of the Rights Plan's adoption, 4.9% or more of the outstanding shares of Class A Common Stock will trigger a dilutive event only if they acquire additional shares. The approval of the Board of Directors' decision to adopt the Rights Plan may be terminated by the Board at any time, prior to the Rights being triggered. The Rights Plan will continue in effect until August 15, 2018, unless it expires earlier in accordance with its terms. The approval of the Board of Directors' decision to adopt the Rights Plan was submitted to a stockholder vote and approved at a special meeting of stockholders held on December 5, 2008. Also at the Special Meeting on December 5, 2008, our stockholders approved an amendment to our Certificate of Incorporation to restrict certain transfers of Class A Common Stock in order to preserve the tax treatment of our net operating loss carryforwards and built-in losses under Section 382 of the Internal Revenue Code. Subject to certain exceptions pertaining to pre-existing 5% stockholders and Class B stockholders, the transfer restrictions in the amended Certificate of Incorporation generally restrict any direct or indirect transfer (such as transfers of our stock that result from the transfer of interests in other entities that own our stock) if the effect would be to (i) increase the direct or indirect ownership of our stock by any person (or public group) from less than 5% to 5% or more of our common stock; (ii) increase the percentage of our common stock owned directly or indirectly by a person (or public group) owning or deemed to own 5% or more of our common stock; or (iii) create a new public group. Transfers included under the transfer restrictions include sales to persons (or public groups) whose resulting percentage ownership (direct or indirect) of common stock would exceed the 5% thresholds discussed above, or to persons whose direct or indirect ownership of common stock would by attribution cause another person (or public group) to exceed such threshold.

In July 2001, our Board of Directors authorized a stock repurchase program to purchase up to 4 million shares of Class A Common Stock. As of October 31, 2012, approximately 3.5 million shares have been purchased under this program, 0.1 million shares of which were repurchased during the year ended October 31, 2012.

Preferred Stock - On July 12, 2005, we issued 5,600 shares of 7.625% Series A Preferred Stock, with a liquidation preference of $25,000 per share. Dividends on the Series A Preferred Stock are not cumulative and are paid at an annual rate of 7.625%. The Series A Preferred Stock is not convertible into the Company's common stock and is redeemable in whole or in part at our option at the liquidation preference of the shares beginning on the fifth anniversary of their issuance. The Series A Preferred Stock is traded as depositary shares, with each depositary share representing 1/1000th of a share of Series A Preferred Stock. The depositary shares are listed on the NASDAQ Global Market under the symbol "HOVNP." In fiscal 2012, 2011 and 2010, we did not pay any dividends on the Series A Preferred Stock due to covenant restrictions in our indentures.

Depreciation - Property, plant and equipment are depreciated using the straight-line method over the estimated useful life of the assets ranging from 3 to 40 years.

Prepaid Expenses - Prepaid expenses which relate to specific housing communities (model setup, architectural fees, homeowner warranty program fees, etc.) are amortized to cost of sales as the applicable inventories are sold. All other prepaid expenses are amortized over a specific time period or as used and charged to overhead expense.

Allowance for Doubtful Accounts – We regularly review our receivable balances, which are included in Receivables, deposits and notes on the Consolidated Balance Sheets, for collectability and record an allowance against a receivable when it is deemed that collectability is uncertain. These receivables include receivables from our insurance carriers, receivables from municipalities related to the development of utilities or other infrastructure, and other miscellaneous receivables. At October 31, 2012 and 2011, the balance for allowance for doubtful accounts was $8.2

million and $0.6 million, respectively. The balance at October 31, 2012 primarily related to the allowance for receivables from our insurance carriers for certain warranty claims which may not be fully recoverable, allowances for receivables from municipalities and an allowance for a receivable related to a legal settlement. The balance at October 31, 2011 primarily related to the allowance for receivables from municipalities. During fiscal 2012 and 2011, we recorded $7.7 million and $0.1 million, respectively, of additional reserves and less than $0.1 million and $0.1 million, respectively, in write-offs. In addition, in fiscal 2011, we reversed $0.7 million related to an allowance on a note receivable that was fully collected during the year.

Stock Options - We account for our stock options under ASC 718-10, "Compensation - Stock Compensation - Overall", which requires the fair-value based method of accounting for stock awards granted to employees and measures and records the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

The fair value of option awards is established at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for October 31, 2012, October 31, 2011 and October 31, 2010: risk free interest rate of 1.65%, 2.99% and 3.24%, respectively; dividend yield of zero; historical volatility factor of the expected market price of our common stock of 0.97 for year ended 2012, 0.94 for the year ended 2011, and 0.90 for the year ended 2010; a weighted-average expected life of the option of 7.37 years for 2012, 7.25 years for 2011 and 7.12 years for 2010; and an estimated forfeiture rate of 15.99% for 2012, 14.93% for fiscal 2011 and 13.42% for fiscal 2010. The benefits of tax deductions in excess of recognized compensation cost are reported as both a financing cash inflow and an operating cash outflow.

Compensation cost arising from nonvested stock granted to employees and from nonemployee stock awards is recognized as expense using the straight-line method over the vesting period.

For the years ended October 31, 2012, 2011 and 2010, total stock-based compensation expense was $6.5 million, $6.2 million and $8.7 million, respectively. Included in this total stock-based compensation expense was incremental expense for stock options of $4.1 million, $4.4 million and $5.0 million for the years ended October 31, 2012, October 31, 2011 and October 31, 2010, respectively. Because we are currently in a position of fully reserving any tax benefits generated from losses, the amount net of tax is not presented.

Per Share Calculations - Basic earnings per share is computed by dividing net income (loss) (the "numerator") by the weighted-average number of common shares outstanding (the "denominator") for the period. The basic weighted-average number of shares for the twelve months ended October 31, 2012 includes 8.8 million shares related to Purchase Contracts (issued as part of our 7.25% Tangible Equity Units) which are issuable in the future with no additional cash required to be paid by the holders thereof. Computing diluted earnings per share is similar to computing basic earnings per share, except that the denominator is increased to include the dilutive effects of all issued options and non-vested shares of restricted stock, as well as common shares issuable upon conversion of our senior exchangeable notes. Any options that have an exercise price greater than the average market price are considered to be anti-dilutive and are excluded from the diluted earnings per share calculation.

All outstanding non-vested shares of restricted stock that contain non-forfeitable rights to dividends or dividend equivalents that participate in undistributed earnings with common stock are considered participating securities and are included in computing earnings per share pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and participation rights in undistributed earnings. The Company's restricted common stock ("non-vested shares") are considered participating securities.

For the years ended October 31, 2012 and October 31, 2011, 0.2 million and 0.3 million, respectively, of incremental shares attributed to non-vested stock and outstanding options to purchase common stock were excluded from the computation of diluted earnings per share because we had a net loss for the period, and any incremental shares would not be dilutive. Also, for the year ended October 31, 2012, 18.6 million common shares issuable upon the conversion of our senior exchangeable notes were excluded from the computation of diluted earnings per share because we had a net loss for the period. For the year ended October 31, 2010, diluted earnings per common share was computed using the weighted average number of shares outstanding adjusted for the 1.0 million incremental shares attributed to non-vested stock and outstanding options to purchase common stock.

In addition, shares related to out-of-the money stock options that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share were 2.5 million, 5.1 million and 4.6 million for the years ended October 31, 2012, 2011 and 2010, respectively, because to do so would have been anti-dilutive for the periods presented.

Computer Software Development - In accordance with ASC 350-10 "Intangibles - Goodwill and Other", we capitalize certain costs incurred in connection with developing or obtaining software for internal use. Once the software is substantially complete and ready for its intended use, the capitalized costs are amortized over the systems' estimated useful life.

Noncontrolling Interest – We record a non-controlling interest in a subsidiary as a component of equity. Our net income (loss) attributable to non-controlling interest is insignificant for all periods presented and is reported in "Other operations" in the Consolidated Statements of Operations.

Recent Accounting Pronouncements - In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and expands the disclosure requirements, particularly for Level 3 fair value measurements. The guidance was effective for the Company beginning February 1, 2012 and is applied prospectively. The adoption of this guidance, which relates primarily to disclosure, did not have a material impact on our Consolidated Financial Statements.

4. Leases

We lease certain property under non-cancelable leases. Office leases are generally for terms of three to five years and generally provide renewal options. Model home leases are generally for shorter terms of approximately one to three years with renewal options on a month-to-month basis. In most cases, we expect that in the normal course of business, leases that will expire will be renewed or replaced by other leases. The future lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Years Ending October 31,	(In Thousands)
2013	$ 11,164
2014	9,347
2015	8,625
2016	7,505
2017	3,723
After 2018	1,615
Total	$ 41,979

Net rental expense for the three years ended October 31, 2012, 2011 and 2010, was $12.4 million, $15.3 million and $19.9 million, respectively. These amounts include rent expense for various month-to-month leases on model homes, furniture, and equipment. These amounts also include abandoned lease cost accruals, as well as the amortization of those accruals over the lease term, for leased space that we have abandoned due to our reduction in size and consolidation of certain locations. Certain leases contain renewal or purchase options and generally provide that the Company shall pay for insurance, taxes and maintenance.

5. Property, Plant and Equipment

Homebuilding property, plant, and equipment consists of land, land improvements, buildings, building improvements, furniture, and equipment used to conduct day-to-day business and are recorded at cost less accumulated depreciation.

Property, plant, and equipment balances as of October 31, 2012 and 2011 were as follows:

	October 31,	
(In thousands)	2012	2011
Land	$ 2,398	$ 2,398
Buildings	66,843	66,833
Building improvements	9,475	11,832
Furniture	6,272	7,239
Equipment	39,222	40,348
Total	124,210	128,650
Less accumulated depreciation	75,686	75,384
Total	$ 48,524	$ 53,266

6. Restricted Cash and Deposits

Restricted cash and cash equivalents on the Consolidated Balance Sheets, amounting to $64.2 million and $77.6 million as of October 31, 2012 and 2011, respectively, partially represents cash collateralizing our letter of credit agreements and facilities and is discussed in Note 8. In addition, we collateralize our surety bonds with cash. The balances of this surety bond collateral were $6.2 million and $12.8 million at October 31, 2012 and 2011, respectively, which was in cash equivalents, the book value of which approximates fair value. The remaining balance is for customers' deposits of $27.3 million and $7.1 million as of October 31, 2012 and 2011, respectively, which are restricted from use by us.

Total Customers' deposits are shown as a liability on the Consolidated Balance Sheets. These liabilities are significantly more than the applicable years' escrow cash balances because in some states the deposits are not restricted from use and in other states we are able to release the majority of this escrow cash by pledging letters of credit and surety bonds.

7. Mortgage Loans Held for Sale

Our mortgage banking subsidiary originates mortgage loans, primarily from the sale of our homes. Such mortgage loans are sold in the secondary mortgage market within a short period of time of origination. Mortgage loans held for sale consist primarily of single-family residential loans collateralized by the underlying property. We have elected the fair value option to record loans held for sale and therefore these loans are recorded at fair value with the changes in the value recognized in the Statements of Operations in "Revenues: Financial services." We currently use forward sales of mortgage-backed securities, interest rate commitments from borrowers and mandatory and/or best efforts forward commitments to sell loans to investors to protect us from interest rate fluctuations. These short-term instruments, which do not require any payments to be made to the counterparty or investor in connection with the execution of the commitments, are recorded at fair value. Gains and losses on changes in the fair value are recognized in the Statements of Operations in "Revenues: Financial services".

At October 31, 2012 and 2011, respectively, $104.6 million and $52.7 million of mortgages held for sale were pledged against our mortgage warehouse lines of credit (see Note 8). We may incur losses with respect to mortgages that were previously sold that are delinquent and which had underwriting defects, but only to the extent the losses are not covered by mortgage insurance or resale value of the home. The reserves for these estimated losses are included in the "Financial services – Accounts payable and other liabilities" balance on the Consolidated Balance Sheet. Our reserves for these estimated losses increased in fiscal 2012 as the number of repurchase or make-whole inquiries increased in fiscal 2012 to 66 compared to 39 in fiscal 2011.

The activity in our loan origination reserves in fiscal 2012 and 2011 was as follows:

(In thousands)	Twelve Months Ended October 31, 2012	2011
Loan origination reserves, beginning of period	$ 5,063	$ 5,486
Provisions for losses during the period	4,060	2,108
Adjustments to pre-existing provisions for losses from changes in estimates	1,802	(1,520)
Payments/settlements	(1,591)	(1,011)
Loan origination reserves, end of period	$ 9,334	$ 5,063

8. Mortgages and Notes Payable

We have nonrecourse mortgages for a small number of our communities totaling $38.3 million, as well as our Corporate Headquarters totaling $18.8 million which are secured by the related real property and any improvements. These loans have installment obligations with annual principal maturities in the years ending October 31 of approximately: $39.3 million in 2013, $1.1 million in 2014, $1.2 million in 2015, $1.3 million in 2016, $1.4 million in 2017 and $12.8 million after 2017. The interest rates on these obligations range from 5.0% to 10.0% at October 31, 2012.

We have certain stand alone cash collateralized letter of credit agreements and facilities under which there were a total of $29.5 million and $54.1 million of letters of credit outstanding as of October 31, 2012 and October 31, 2011, respectively. These agreements and facilities require us to maintain specified amounts of cash as collateral in segregated accounts to support the letters of credit issued thereunder, which will affect the amount of cash we have available for other uses. As of October 31, 2012 and October 31, 2011, the amount of cash collateral in these segregated accounts was $30.7 million and $57.7 million, respectively, which is reflected in "Restricted cash" on the Consolidated Balance Sheets.

Our wholly owned mortgage banking subsidiary, K. Hovnanian American Mortgage, LLC ("K. Hovnanian Mortgage"), originates mortgage loans primarily from the sale of our homes. Such mortgage loans and related servicing rights are sold in the secondary mortgage market within a short period of time. Our secured Master Repurchase Agreement with JPMorgan Chase Bank, N.A. ("Chase Master Repurchase Agreement") is a short-term borrowing facility that provides up to $75.0 million through November 16, 2012 and thereafter up to $50.0 million through March 28, 2013. The loan is secured by the mortgages held for sale and is repaid when we sell the underlying mortgage loans to permanent investors. Interest is payable monthly on outstanding advances at the current LIBOR subject to a floor of 1.625% plus the applicable margin ranging from 2.5% to 3.0% based on the takeout investor and type of loan. As of October 31, 2012, the aggregate principal amount of all borrowings under the Chase Master Repurchase Agreement was $58.8 million.

On May 29, 2012, K. Hovnanian Mortgage entered into a second secured Master Repurchase Agreement with Customers Bank ("Customers Master Repurchase Agreement), which is a short-term borrowing facility that provides up to $37.5 million through May 28, 2013. The loan is secured by the mortgages held for sale and is repaid when we sell the underlying mortgage loans to permanent investors. Interest is payable daily or as loans are sold to permanent investors on outstanding advances at the current LIBOR subject to a floor of 3.5% plus the applicable margin ranging from 3.0% to 5.5% based on the takeout investor and type of loan. As of October 31, 2012, the aggregate principal amount of all borrowings under the Customers Master Repurchase Agreement was $22.9 million.

On June 29, 2012, K. Hovnanian Mortgage entered into a third secured Master Repurchase Agreement with Credit Suisse First Boston Mortgage Capital LLC ("Credit Suisse Master Repurchase Agreement"), which is a short-term borrowing facility that provides up to $50.0 million through June 28, 2013. The loan is secured by the mortgages held for sale and is repaid when we sell the underlying mortgage loans to permanent investors. Interest is payable monthly on outstanding advances at the Credit Suisse Cost of Funds, which was 0.63% at October 31, 2012, plus the applicable margin ranging from 3.75% to 4.0% based on the takeout investor and type of loan. As of October 31, 2012, the aggregate principal amount of all borrowings under the Credit Suisse Master Repurchase Agreement was $25.8 million.

The Chase Master Repurchase Agreement, Customers Master Repurchase Agreement and Credit Suisse Master Repurchase Agreement (together, the "Master Repurchase Agreements") require K. Hovnanian Mortgage to satisfy and maintain specified financial ratios and other financial condition tests. Because of the extremely short period of time mortgages are held by K. Hovnanian Mortgage before the mortgages are sold to investors (generally a period of a few weeks), the immateriality to us on a consolidated basis of the size of the Master Repurchase Agreements, the levels required by these financial covenants, our ability based on our immediately available resources to contribute sufficient capital to cure any default, were such conditions to occur, and our right to cure any conditions of default based on the terms of the agreement, we do not consider any of these covenants to be substantive or material. As of October 31, 2012, we believe we were in compliance with the covenants under the Master Repurchase Agreements.

9. Senior Secured, Senior, Senior Amortizing, Senior Exchangeable and Senior Subordinated Amortizing Notes

Senior Secured, Senior, Senior Amortizing, Senior Exchangeable and Senior Subordinated Amortizing Notes balances as of October 31, 2012 and 2011, were as follows:

	Year Ended	
(In thousands)	**October 31, 2012**	**October 31, 2011**
Senior Secured Notes:		
10.625% Senior Secured Notes due October 15, 2016 (net of discount)	$ -	$ 786,585
7.25% Senior Secured First Lien Notes due October 15, 2020	577,000	-
9.125% Senior Secured Second Lien Notes due November 15, 2020	220,000	-
2.0% Senior Secured Notes due November 1, 2021 (net of discount)	53,109	-
5.0% Senior Secured Notes due November 1, 2021 (net of discount)	127,260	-
Total Senior Secured Notes	$ 977,369	$ 786,585
Senior Notes:		
6.5% Senior Notes due January 15, 2014	$ 36,649	$ 53,373
6.375% Senior Notes due December 15, 2014	3,015	29,214
6.25% Senior Notes due January 15, 2015	21,438	52,720
11.875% Senior Notes due October 15, 2015 (net of discount)	59,716	127,488
6.25% Senior Notes due January 15, 2016 (net of discount)	130,343	171,880
7.5% Senior Notes due May 15, 2016	86,532	172,269
8.625% Senior Notes due January 15, 2017	121,043	195,918
Total Senior Notes	$ 458,736	$ 802,862
11.0% Senior Amortizing Notes due December 1, 2017	$ 23,149	$ -
Senior Exchangeable Notes due December 1, 2017	$ 76,851	$ -
7.25% Senior Subordinated Amortizing Notes due February 15, 2014	$ 6,091	$ 13,323

As of October 31, 2012, future maturities of our borrowings (assuming no exchange of our senior exchangeable notes), were as follows (*in thousands*):

Fiscal Year Ended October 31,	
2013	$ 6,232
2014	42,609
2015	89,506
2016	222,413
2017	126,293
Thereafter	1,071,694
Total	$ 1,558,747

Except for K. Hovnanian Enterprises, Inc. ("K. Hovnanian"), the issuer of the notes, our home mortgage subsidiaries, joint ventures and subsidiaries holding interests in our joint ventures, certain of our title insurance subsidiaries and our foreign subsidiary, we and each of our subsidiaries are guarantors of the senior secured, senior, senior amortizing, senior exchangeable and senior subordinated amortizing notes outstanding at October 31, 2012 (see Note 22). In addition, the 5.0% Senior Secured Notes due 2021 and the 2.0% Senior Secured Notes due 2021 are guaranteed by K. Hovnanian JV Holdings, L.L.C. and its subsidiaries except for certain joint ventures and joint venture holding companies (collectively, the "Secured Group"). Members of the Secured Group do not guarantee K. Hovnanian's other indebtedness.

The indentures governing the notes do not contain any financial maintenance covenants, but do contain restrictive covenants that limit, among other things, the Company's ability and that of certain of its subsidiaries, including K. Hovnanian, to incur additional indebtedness (other than certain permitted indebtedness, refinancing indebtedness and non-recourse indebtedness), pay dividends and make distributions on common and preferred stock, repurchase subordinated indebtedness with respect to certain of the senior secured notes, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all assets and enter into certain transactions with affiliates. The indentures also contain events of default which would permit the holders of the notes to declare the notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the notes or other material indebtedness, the failure to comply with agreements and covenants and specified events of bankruptcy and insolvency and, with respect to the indentures governing the senior secured notes, the failure of the documents granting security for the senior secured notes to be in full force and effect and the failure of the liens on any material portion of the collateral securing the senior secured notes to be valid and perfected. As of October 31, 2012, we believe we were in compliance with the covenants of the indentures governing our outstanding notes.

Under the terms of the indentures, we have the right to make certain redemptions and, depending on market conditions and covenant restrictions, may do so from time to time. We also continue to evaluate our capital structure and may also continue to make debt purchases and/or exchanges for debt or equity from time to time through tender offers, open market purchases, private transactions, or otherwise or seek to raise additional debt or equity capital, depending on market conditions and covenant restrictions.

If our consolidated fixed charge coverage ratio, as defined in the indentures governing our senior secured and senior notes (other than the senior exchangeable notes), is less than 2.0 to 1.0, we are restricted from making certain payments, including dividends, and from incurring indebtedness other than certain permitted indebtedness, refinancing indebtedness, and non-recourse indebtedness. As a result of this restriction, we are currently restricted from paying dividends, which are not cumulative, on our 7.625% Series A Preferred Stock. If current market trends continue or worsen, we will continue to be restricted from paying dividends for the foreseeable future. Our inability to pay dividends is in accordance with covenant restrictions and will not result in a default under our bond indentures or otherwise affect compliance with any of the covenants contained in the bond indentures.

On November 3, 2003, K. Hovnanian issued $215.0 million 6.5% Senior Notes due 2014. The notes are redeemable in whole or in part at our option at 100% of their principal amount upon payment of a make-whole price. The net proceeds of the issuance were used for general corporate purposes. These notes were the subject of a November 2011 exchange offer discussed below.

On March 18, 2004, K. Hovnanian issued $150.0 million 6.375% Senior Notes due 2014. The notes are redeemable in whole or in part at our option at 100% of their principal amount upon payment of a make-whole price. The net proceeds of the issuance were used to redeem all of our $150 million outstanding 9.125% Senior Notes due 2009, which occurred on May 3, 2004, and for general corporate purposes. Also on March 18, 2004, we paid off our $115 million Term Loan with available cash. These notes were the subject of a November 2011 exchange offer discussed below.

On November 30, 2004, K. Hovnanian issued $200.0 million 6.25% Senior Notes due 2015. The notes are redeemable in whole or in part at our option at 100% of their principal amount upon payment of a make-whole price. The net proceeds of the issuance were used to repay the outstanding balance on our revolving credit facility and for general corporate purposes. These notes were the subject of a November 2011 exchange offer discussed below.

On August 8, 2005, K. Hovnanian issued $300.0 million 6.25% Senior Notes due 2016. The 6.25% Senior Notes were issued at a discount to yield 6.46% and have been reflected net of the unamortized discount in the accompanying Consolidated Balance Sheets. The notes are redeemable in whole or in part at our option at 100% of their principal amount plus the payment of a make-whole amount. The net proceeds of the issuance were used to repay the outstanding balance under our revolving credit facility as of August 8, 2005, and for general corporate purposes, including acquisitions. These notes were the subject of a November 2011 exchange offer discussed below.

On February 27, 2006, K. Hovnanian issued $300.0 million of 7.5% Senior Notes due 2016. The notes are redeemable in whole or in part at our option at 100% of their principal amount plus the payment of a make-whole amount. The net proceeds of the issuance were used to repay a portion of the outstanding balance under our revolving credit facility as of February 27, 2006. These notes were the subject of a November 2011 exchange offer discussed below.

On June 12, 2006, K. Hovnanian issued $250.0 million of 8.625% Senior Notes due 2017. The notes are redeemable in whole or in part at our option at 100% of their principal amount plus the payment of a make-whole amount. The net proceeds of the issuance were used to repay a portion of the outstanding balance under our revolving credit facility as of June 12, 2006. These notes were the subject of a November 2011 exchange offer discussed below.

On May 27, 2008, K. Hovnanian issued $600.0 million ($594.4 million net of discount) of 11.5% Senior Secured Notes due 2013. The notes were secured, subject to permitted liens and other exceptions, by a second-priority lien on substantially all of the assets owned by us, K. Hovnanian and the guarantors to the extent such assets secured obligations under the 10.625% Senior Secured Notes due 2016. A portion of the net proceeds of the issuance were used to repay the outstanding balance under the then existing amended credit facility. These second lien notes were the subject of tender offers, and notes that remained outstanding following such tender offers were subsequently redeemed, as discussed below.

On December 3, 2008, K. Hovnanian issued $29.3 million of 18.0% Senior Secured Notes due 2017 in exchange for $71.4 million of various series of our unsecured senior notes. This exchange resulted in a recognized gain on extinguishment of debt of $41.3 million, net of the write-off of unamortized discounts and fees. The notes were secured, subject to permitted liens and other exceptions, by a third-priority lien on substantially all of the assets owned by us, K. Hovnanian, and the guarantors to the extent such assets secured obligations under our 10.625% Senior Secured Notes due 2016 and 11.5% Senior Secured Notes due 2013. These third lien notes were the subject of tender offers, and notes that remained outstanding following such tender offers were subsequently redeemed, as discussed below.

On October 20, 2009, K. Hovnanian issued $785.0 million ($770.9 million net of discount) of 10.625% Senior Secured Notes due October 15, 2016. The notes were secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of the assets owned by us, K. Hovnanian and the guarantors. The net proceeds from this issuance, together with cash on hand, were used to fund certain cash tender offers for our then outstanding 11.5% Senior Secured Notes due 2013 and 18.0% Senior Secured Notes due 2017 and certain series of our unsecured notes. In May 2011, we issued $12.0 million of additional 10.625% Senior Secured Notes as discussed below. The 10.625% Senior Secured Notes due 2016 were the subject of a tender offer in October 2012, and the notes that were not tendered in the tender offer were redeemed, as discussed below.

On January 15, 2010, the remaining $13.6 million principal amount of our 6.0% Senior Subordinated Notes due 2010 matured and was paid. During the year ended October 31, 2010, we repurchased in open market transactions $27.0 million principal amount of 6.5% Senior Notes due 2014, $54.5 million principal amount of 6.375% Senior Notes due 2014, $29.5 million principal amount of 6.25% Senior Notes due 2015, $1.4 million principal amount of 8.875% Senior Subordinated Notes due 2012, and $11.1 million principal amount of 7.75% Senior Subordinated Notes due 2013. The aggregate purchase price for these repurchases was $97.9 million, plus accrued and unpaid interest. These repurchases resulted in a gain on extinguishment of debt of $25.0 million during the year ended October 31, 2010, net of the write-off of unamortized discounts and fees.

On February 14, 2011, K. Hovnanian issued $155.0 million aggregate principal amount of 11.875% Senior Notes due 2015, which are guaranteed by us and substantially all of our subsidiaries. The Senior Notes bear interest at a rate of 11.875% per annum, which is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2011, and mature on October 15, 2015. The 11.875% Senior Notes are redeemable in whole or in part at our option at any time at 100% of their principal amount plus an applicable "Make-Whole Amount." In addition, we may redeem up to 35% of the aggregate principal amount of the 11.875% Senior Notes prior to April 15, 2014 with the net cash proceeds from certain equity offerings at 111.875% of principal. These notes were the subject of a November 2011 exchange offer discussed below.

The net proceeds from the issuances of the 11.875% Senior Notes due in 2015, Class A Common Stock (see Note 3) and 7.25% Tangible Equity Units (see Note 10) were approximately $286.2 million, a portion of which were used to fund the purchase through tender offers, on February 14, 2011, of the following series of K. Hovnanian's senior and senior subordinated notes: approximately $24.6 million aggregate principal amount of 8.0% Senior Notes due 2012,

$44.1 million aggregate principal amount of 8.875% Senior Subordinated Notes due 2012 and $29.2 million aggregate principal amount of 7.75% Senior Subordinated Notes due 2013 (the "2013 Notes" and, together with the 2012 Senior Notes and the 2012 Senior Subordinated Notes, the "Tender Offer Notes"). On February 14, 2011, K. Hovnanian called for redemption on March 15, 2011 all Tender Offer Notes that were not tendered in the tender offers for an aggregate redemption price of approximately $60.1 million. Such redemptions were funded with proceeds from the offerings of the Class A Common Stock, the Tangible Equity Units and the Senior Notes.

On May 4, 2011, K. Hovnanian issued $12.0 million of additional 10.625% Senior Secured Notes due 2016 resulting in net proceeds of approximately $11.6 million. On June 3, 2011 we used these net proceeds together with cash on hand, to fund the redemption of the remaining outstanding principal amount ($0.5 million) of our 11.5% Senior Secured Notes due 2013 and the remaining outstanding principal amount ($11.7 million) of our 18.0% Senior Secured Notes due 2017. These transactions, along with the tender offers and redemptions in February and March 2011 discussed above, resulted in a loss of $3.1 million during the year ended October 31, 2011.

During the three months ended October 31, 2011 we completed a number of open market repurchases. These included $24.6 million principal amount of 11.875% Senior Notes due 2015, and $1.0 million principal amount of 6.5% Senior Notes due 2014. The aggregate purchase price for these repurchases was $14.0 million, plus accrued and unpaid interest. These repurchases resulted in a gain on extinguishment of debt of $10.6 million, net of the write-off of unamortized discounts and fees. The gains from the repurchases are included in the Consolidated Statement of Operations as "(Loss) gain on extinguishment of debt".

On November 1, 2011, K. Hovnanian issued $141.8 million aggregate principal amount of 5.0% Senior Secured Notes due 2021 (the "5.0% 2021 Notes") and $53.2 million aggregate principal amount of 2.0% Senior Secured Notes due 2021 (the "2.0% 2021 Notes and, together with the 5.0% 2021 Notes, the "2021 Notes") in exchange for $195.0 million of K. Hovnanian's unsecured senior notes with maturities ranging from 2014 through 2017. Holders of the senior notes due 2014 and 2015 that were exchanged in the exchange offer also received an aggregate of approximately $14.2 million in cash payments and all holders of senior notes that were exchanged in the exchange offer received accrued and unpaid interest (in the aggregate amount of approximately $3.3 million). Costs associated with this transaction were $4.7 million. The 5.0% 2021 Notes and the 2.0% 2021 Notes were issued as separate series under an indenture, but have substantially the same terms other than with respect to interest rate and related redemption provisions, and vote together as a single class. The 2021 Notes are redeemable in whole or in part at our option at any time, at 100.0% of the principal amount plus the greater of 1% of the principal amount and an applicable "Make-Whole Amount." In addition, we may redeem up to 35% of the aggregate principal amount of the notes before November 1, 2014 with the net cash proceeds from certain equity offerings at 105.0% (in the case of the 5.0% Secured Notes) and 102.0% (in the case of the 2.0% Secured Notes) of principal. The accounting for the debt exchange was treated as a troubled debt restructuring. Under this accounting, the Company did not recognize any gain or loss on extinguishment of debt and the costs associated with the debt exchange were expensed as incurred as shown in "Other operations" in the Consolidated Statement of Operations.

The guarantees with respect to the 2021 Notes of the Secured Group are secured, subject to permitted liens and other exceptions, by a first-priority lien on substantially all of the assets of the members of the Secured Group. As of October 31, 2012, the collateral securing the guarantees primarily included (1) $51.1 million of cash and cash equivalents and (2) equity interests in guarantors that are members of the Secured Group. Subsequent to such date, cash uses include general business operations and real estate and other investments. The aggregate book value of the real property of the Secured Group collateralizing the 2021 Notes was approximately $37.5 million as of October 31, 2012 (not including the impact of inventory investments, home deliveries, or impairments thereafter and which may differ from the appraised value). Members of the Secured Group also own equity in joint ventures, either directly or indirectly through ownership of joint venture holding companies, with a book value of $45.9 million as of October 31, 2012; this equity is not pledged to secure, and is not collateral for, the 2021 Notes. Members of the Secured Group are "unrestricted subsidiaries" under K. Hovnanian's other senior notes, senior secured notes, senior amortizing notes, senior exchangeable notes and senior subordinated amortizing notes, and thus have not guaranteed such indebtedness.

In addition, on November 1, 2011, K. Hovnanian entered into a Second Supplemental Indenture (the "11.875% Notes Supplemental Indenture"), among K. Hovnanian, the Company, as guarantor, the other guarantors party thereto and Wilmington Trust Company, as trustee, amending and supplementing that certain Indenture dated February 14, 2011 (the "Base Indenture") by and among K. Hovnanian, the Company, as guarantor, and Wilmington Trust Company, as trustee, as amended by the First Supplemental Indenture dated as of February 14, 2011 (the "First Supplemental Indenture"), by and among K. Hovnanian, the Company, as guarantor, the other guarantors party thereto and Wilmington

Trust Company, as trustee (the Base Indenture as amended by the First Supplemental Indenture, the "Existing Indenture"). The 11.875% Notes Supplemental Indenture was executed and delivered following the receipt by K. Hovnanian of consents from a majority of the holders of K. Hovnanian's 11.875% Senior Notes due 2015. The 11.875% Notes Supplemental Indenture provides for the elimination of substantially all of the restrictive covenants and certain of the default provisions contained in the Existing Indenture and the 11.875% Senior Notes due 2015.

On October 2, 2012, K. Hovnanian issued $577.0 million aggregate principal amount of 7.25% senior secured first lien notes due 2020 (the "First Lien Notes") and $220.0 million aggregate principal amount of 9.125% senior secured second lien notes due 2020 (the "Second Lien Notes" and, together with the First Lien Notes, the "2020 Secured Notes") in a private placement (the "2020 Secured Notes Offering"). The net proceeds from the 2020 Secured Notes Offering, together with the net proceeds of the Units offering discussed below, and cash on hand, were used to fund the tender offer and consent solicitation with respect to the Company's then outstanding 10.625% Senior Secured Notes due 2016 and the redemption of the remaining notes that were not purchased in the tender offer as described below.

The First Lien Notes are secured by a first-priority lien and the Second Lien Notes are secured by a second-priority lien, in each case, subject to permitted liens and other exceptions, on substantially all the assets owned by us, K. Hovnanian and the guarantors of such notes. At October 31, 2012, the aggregate book value of the real property that would constitute collateral securing the 2020 Secured Notes was approximately $572.4 million, which does not include the impact of inventory investments, home deliveries, or impairments thereafter and which may differ from the value if it were appraised. In addition, cash collateral that would secure the 2020 Secured Notes was $236.8 million as of October 31, 2012, which includes $30.7 million of restricted cash collateralizing certain letters of credit. Subsequent to such date, cash uses include general business operations and real estate and other investments.

The First Lien Notes are redeemable in whole or in part at our option at any time prior to October 15, 2015 at 100% of the principal amount plus an applicable "Make-Whole Amount." We may also redeem some of all of the First Lien Notes at 105.438% of principal commencing October 15, 2015, at 103.625% of principal commencing October 15, 2016, at 101.813% of principal commencing October 15, 2017 and 100% of principal commencing October 15, 2018. In addition, we may redeem up to 35% of the aggregate principal amount of the First Lien Notes prior to October 15, 2015 with the net cash proceeds from certain equity offerings at 107.25% of principal.

The Second Lien Notes are redeemable in whole or in part at our option at any time prior to November 15, 2015 at 100% of the principal amount plus an applicable "Make-Whole Amount." We may also redeem some of all of the Second Lien Notes at 106.844% of principal commencing November 15, 2015, at 104.563% of principal commencing November 15, 2016, at 102.281% of principal commencing November 15, 2017 and 100% of principal commencing November 15, 2018. In addition, we may redeem up to 35% of the aggregate principal amount of the Second Lien Notes prior to November 15, 2015 with the net cash proceeds from certain equity offerings at 109.125% of principal.

Also on October 2, 2012, the Company and K. Hovnanian issued $100,000,000 aggregate stated amount of 6.0% Exchangeable Note Units (the "Units") (equivalent to 100,000 Units). Each $1,000 stated amount of Units initially consists of (1) a zero coupon senior exchangeable note due December 1, 2017 (the "Exchangeable Note") issued by K. Hovnanian, which bears no cash interest and has an initial principal amount of $768.51 per Exchangeable Note, and that will accrete to $1,000 at maturity and (2) a senior amortizing note due December 1, 2017 (the "Senior Amortizing Note") issued by K. Hovnanian, which has an initial principal amount of $231.49 per Senior Amortizing Note, bears interest at a rate of 11.0% per annum, and has a final installment payment date of December 1, 2017. Each Unit may be separated into its constituent Exchangeable Note and Senior Amortizing Note after the initial issuance date of the Units, and the separate components may be combined to create a Unit.

Each Exchangeable Note had an initial principal amount of $768.51 (which will accrete to $1,000 over the term of the Exchangeable Note at an annual rate of 5.17% from the date of issuance, calculated on a semi-annual bond equivalent yield basis). Holders may exchange their Exchangeable Notes at their option at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding December 1, 2017. Each Exchangeable Note will be exchangeable for shares of Class A Common Stock at an initial exchange rate of 185.5288 shares of Class A Common Stock per Exchangeable Note (equivalent to an initial exchange price, based on $1,000 principal amount at maturity, of approximately $5.39 per share of Class A Common Stock). The exchange rate will be subject to adjustment in certain events. Following certain corporate events that occur prior to the maturity date, the Company will increase the applicable exchange rate for any holder who elects to exchange its Exchangeable Notes in connection with such corporate event. In addition, holders of Exchangeable Notes will also have the right to require K. Hovnanian to repurchase such holders' Exchangeable Notes upon the occurrence of certain of these corporate events.

On each June 1 and December 1 commencing on June 1, 2013 (each, an "installment payment date") K. Hovnanian will pay holders of Senior Amortizing Notes equal semi-annual cash installments of $30.00 per Senior Amortizing Note (except for the June 1, 2013 installment payment, which will be $39.83 per Senior Amortizing Note), which cash payment in the aggregate will be equivalent to 6.0% per year with respect to each $1,000 stated amount of Units. Each installment will constitute a payment of interest (at a rate of 11.0% per annum) and a partial repayment of principal on the Senior Amortizing Note. Following certain corporate events that occur prior to the maturity date, holders of the Senior Amortizing Notes will have the right to require K. Hovnanian to repurchase such holders' Senior Amortizing Notes.

The net proceeds of the Units Offering, along with the net proceeds from the 2020 Secured Notes Offering previously discussed, and cash on hand, were used to fund the tender offer and consent solicitation with respect to the Company's then outstanding 10.625% Senior Secured Notes due 2016 and redemption of the remaining notes that were not purchased in the tender offer as described below.

On October 2, 2012, pursuant to a cash tender offer and consent solicitation, we purchased in a fixed-price tender offer approximately $637.2 million aggregate principal amount of 10.625% Senior Secured Notes due 2016 for approximately $691.3 million, plus accrued and unpaid interest. Subsequently, all 10.625% Senior Secured Notes due 2016 that were not tendered in the tender offer (approximately $159.8 million) were redeemed for an aggregate redemption price of approximately $181.8 million. The tender offer and redemption resulted in a loss on extinguishment of debt of $87.0 million, including of the write-off of unamortized discounts and fees.

During the year ended October 31, 2012, we repurchased for cash in the open market and privately negotiated transactions $21.0 million principal amount of our 6.25% Senior Notes due 2016, $61.1 million principal amount of our 7.5% Senior Notes due 2016, $37.4 million principal amount of our 8.625% Senior Notes due 2017 and $2.0 million principal amount of our 11.875% Senior Notes due 2015. No such repurchases were made during the quarter ended October 31, 2012. The aggregate purchase price for these repurchases was $72.2 million, plus accrued and unpaid interest. These repurchases resulted in a gain on extinguishment of debt of $48.4 million for the year ended October 31, 2012, net of the write-off of unamortized discounts and fees. The gain is included in the Consolidated Statement of Operations as "(Loss) gain on extinguishment of debt." Certain of these repurchases were funded with the proceeds from our April 11, 2012 issuance of 25,000,000 shares of our Class A Common Stock (see Note 3).

In addition, during the year ended October 31, 2012, pursuant to agreements with bondholders we exchanged $7.8 million principal amount of our 6.25% Senior Notes due 2016, $4.0 million principal amount of our 7.5% Senior Notes due 2016 and $18.3 million of our outstanding 8.625% Senior Notes due 2017 for shares of our Class A Common Stock, as discussed in Note 3. These transactions were treated as a substantial modification of debt, resulting in a gain on extinguishment of debt of $9.3 million for the year ended October 31, 2012. No such exchanges were made during the quarter ended October 31, 2012. The gain is included in the Consolidated Statement of Operations as "(Loss) gain on extinguishment of debt."

10. Tangible Equity Units

On February 9, 2011, we issued an aggregate of 3,000,000 7.25% Tangible Equity Units (the "Units"), and on February 14, 2011, we issued an additional 450,000 Units pursuant to the over-allotment option granted to the underwriters. Each Unit initially consists of (i) a prepaid stock purchase contract (each a "Purchase Contract") and (ii) a senior subordinated amortizing note due February 15, 2014 (each, a "Senior Subordinated Amortizing Note"). As of October 31, 2012 and 2011, we had an aggregate principal amount of $6.1 million and $13.3 million, respectively, of Senior Subordinated Amortizing Notes outstanding. On each February 15, May 15, August 15 and November 15, K. Hovnanian will pay holders of Senior Subordinated Amortizing Notes equal quarterly cash installments of $0.453125 per Senior Subordinated Amortizing Note, which cash payments in the aggregate will be equivalent to 7.25% per year with respect to each $25 stated amount of Units. Each installment constitutes a payment of interest (at a rate of 12.072% per annum) and a partial repayment of principal on the Senior Subordinated Amortizing Notes, allocated as set forth in the amortization schedule provided in the indenture under which the Senior Subordinated Amortizing Notes were issued. The Senior Subordinated Amortizing Notes have a scheduled final installment payment date of February 15, 2014. If we elect to settle the Purchase Contracts early, holders of the Senior Subordinated Amortizing Notes will have the right to require K. Hovnanian to repurchase such holders' Senior Subordinated Amortizing Notes, except in certain circumstances as described in the indenture governing Senior Subordinated Amortizing Notes.

Unless settled earlier, on February 15, 2014 (subject to postponement under certain circumstances), each Purchase Contract will automatically settle and we will deliver a number of shares of Class A Common Stock based on the applicable market value, as defined in the purchase contract agreement, which will be between 4.7655 shares and 5.8140 shares per Purchase Contract (subject to adjustment). Each Unit may be separated into its constituent Purchase Contract and Senior Subordinated Amortizing Note after the initial issuance date of the Units, and the separate components may be combined to create a Unit. The Senior Subordinated Amortizing Note component of the Units is recorded as debt, and the Purchase Contract component of the Units is recorded in equity as additional paid in capital. We have recorded $68.1 million, the initial fair value of the Purchase Contracts, as additional paid in capital. As of October 31, 2012, 1.6 million Purchase Contracts have been converted into 7.7 million shares of our Class A Common Stock.

During the second quarter of fiscal 2012, we exchanged pursuant to agreements with bondholders approximately $3.1 million aggregate principal amount of our Senior Subordinated Amortizing Notes for shares of our Class A Common Stock, as discussed in Note 3. These transactions resulted in a gain on extinguishment of debt of $0.2 million for the year ended October 31, 2012.

11. Operating and Reporting Segments

Our operating segments are components of our business for which discrete financial information is available and reviewed regularly by the chief operating decision maker, our Chief Executive Officer, to evaluate performance and make operating decisions. Based on this criteria, each of our communities qualifies as an operating segment, and therefore, it is impractical to provide segment disclosures for this many segments. As such, we have aggregated the homebuilding operating segments into six reportable segments.

Our homebuilding operating segments are aggregated into reportable segments based primarily upon geographic proximity, similar regulatory environments, land acquisition characteristics and similar methods used to construct and sell homes. Our reportable segments consist of the following six homebuilding segments and a financial services segment:

Homebuilding:

(1) Northeast (New Jersey and Pennsylvania)
(2) Mid-Atlantic (Delaware, Maryland, Virginia, West Virginia, and Washington D.C.)
(3) Midwest (Illinois, Minnesota, and Ohio)
(4) Southeast (Florida, Georgia, North Carolina, and South Carolina)
(5) Southwest (Arizona and Texas)
(6) West (California)

Financial Services

Operations of the Company's Homebuilding segments primarily include the sale and construction of single-family attached and detached homes, attached townhomes and condominiums, urban infill and active adult homes in planned residential developments. In addition, from time to time, operations of the homebuilding segments include sales of land. Operations of the Company's Financial Services segment include mortgage banking and title services provided to the homebuilding operations' customers. We do not typically retain or service mortgages that we originate but rather sell the mortgages and related servicing rights to investors.

Corporate and unallocated primarily represents operations at our headquarters in Red Bank, New Jersey. This includes our executive offices, information services, human resources, corporate accounting, training, treasury, process redesign, internal audit, construction services, and administration of insurance, quality, and safety. It also includes interest income and interest expense resulting from interest incurred that cannot be capitalized in inventory in the Homebuilding segments, as well as the gains or losses on extinguishment of debt from debt repurchases or exchanges.

Evaluation of segment performance is based primarily on operating earnings from continuing operations before provision for income taxes ("(Loss) income before income taxes"). (Loss) income before income taxes for the Homebuilding segments consist of revenues generated from the sales of homes and land, (loss) income from unconsolidated entities, management fees and other income, less the cost of homes and land sold, selling, general and administrative expenses and minority interest expense. Income before income taxes for the Financial Services segment consist of revenues generated from mortgage financing, title insurance and closing services, less the cost of such services and certain selling, general and administrative expenses incurred by the Financial Services segment.

Operational results of each segment are not necessarily indicative of the results that would have occurred had the segment been an independent stand-alone entity during the periods presented.

Financial information relating to operations of our segments was as follows:

	Year Ended October 31,		
(In thousands)	**2012**	**2011**	**2010**
Revenues:			
Northeast	$ 233,326	$ 201,984	$ 298,713
Mid-Atlantic	273,080	199,716	282,052
Midwest	106,719	70,567	93,358
Southeast	128,684	79,453	93,493
Southwest	518,931	425,152	393,639
West	185,851	128,658	178,480
Total homebuilding	1,446,591	1,105,530	1,339,735
Financial services	38,735	29,481	31,973
Corporate and unallocated	27	(104)	134
Total revenues	$ 1,485,353	$ 1,134,907	$ 1,371,842
(Loss) income before income taxes:			
Northeast	$ (4,683)	$ (99,276)	$ (92,605)
Mid-Atlantic	17,262	(17,286)	(4,762)
Midwest	253	(8,977)	(13,226)
Southeast	(4,828)	(11,874)	(11,219)
Southwest	42,178	29,316	23,192
West	(3,177)	(40,599)	(61,769)
Total homebuilding	47,005	(148,696)	(160,389)
Financial services	15,087	8,109	8,899
Corporate and unallocated	(163,340)	(151,001)	(143,792)
Loss before income taxes	$ (101,248)	$ (291,588)	$ (295,282)

	October 31,	
(In thousands)	**2012**	**2011**
Assets:		
Northeast	$ 396,073	$ 385,217
Mid-Atlantic	200,969	219,287
Midwest	73,305	59,105
Southeast	90,132	83,044
Southwest	235,367	188,321
West	143,851	168,590
Total homebuilding	1,139,697	1,103,564
Financial services	164,634	85,106
Corporate and unallocated	379,919	413,510
Total assets	$ 1,684,250	$ 1,602,180

(In thousands)	October 31, 2012	2011
Investments in and advances to unconsolidated joint ventures:		
Northeast	$ 18,954	$ 15,450
Mid-Atlantic	32,014	26,477
Midwest	2,190	2,957
Southeast	4,636	4,687
Southwest	-	-
West	2,490	7,310
Total homebuilding	60,284	56,881
Corporate and unallocated	799	945
Total investments in and advances to unconsolidated joint ventures	$ 61,083	$ 57,826

(In thousands)	Year Ended October 31, 2012	2011	2010
Homebuilding interest expense:			
Northeast	$ 25,507	$ 33,833	$ 27,105
Mid-Atlantic	9,988	10,180	16,572
Midwest	2,994	2,441	3,807
Southeast	5,310	4,036	5,570
Southwest	15,880	14,552	13,927
West	14,416	10,264	17,896
Total homebuilding	74,095	75,306	84,877
Corporate and unallocated	78,338	96,539	97,482
Financial services interest expense (income) (1)	553	350	(291)
Total interest expense, net	$ 152,986	$ 172,195	$ 182,068

(1) Financial services interest income and interest expenses are included in the Financial services lines on the Consolidated Statements of Operations in the respective revenues and expenses sections.

(In thousands)	Year Ended October 31, 2012	2011	2010
Depreciation:			
Northeast	$ 316	$ 677	$ 1,167
Mid-Atlantic	370	437	474
Midwest	517	1,825	1,609
Southeast	47	132	356
Southwest	217	292	340
West	302	409	832
Total homebuilding	1,769	3,772	4,778
Financial services	328	391	447
Corporate and unallocated	4,126	5,177	7,351
Total depreciation and intangible amortization and impairment	$ 6,223	$ 9,340	$ 12,576

(In thousands)	Year Ended October 31, 2012	2011	2010
Net additions to operating properties and equipment:			
Northeast	$ 2,944	$ 191	$ 426
Mid-Atlantic	55	19	-
Midwest	218	66	290
Southeast	30	34	-
Southwest	-	28	19
West	-	118	-
Total homebuilding	3,247	456	735
Financial services	21	74	-
Corporate and unallocated	1,791	296	1,721
Total net additions to operating properties and equipment	$ 5,059	$ 826	$ 2,456

(In thousands)	Year Ended October 31, 2012	2011	2010
Equity in earnings (losses) from unconsolidated joint ventures:			
Northeast	$ 3,202	$ (4,474)	$ (29)
Mid-Atlantic	155	(4,340)	(391)
Midwest	598	672	390
Southeast	1,503	676	322
Southwest	-	83	664
West	(57)	(1,575)	-
Total equity in earnings (losses) from unconsolidated joint ventures	$ 5,401	$ (8,958)	$ 956

12. Income Taxes

Income taxes payable consists of the following:

(In thousands)	Year Ended October 31, 2012	2011
State income taxes:		
Current	$ 940	$ 36,164
Deferred	-	-
Federal income taxes:		
Current	5,942	5,665
Deferred	-	-
Total	$ 6,882	$ 41,829

The provision for income taxes is composed of the following charges (benefits):

(In thousands)	Year Ended October 31, 2012	2011	2010
Current income tax (benefit) expense:			
Federal	$ 277	$ (1,577)	$ (291,334)
State(1)	(35,328)	(3,924)	(6,536)
Total current income tax (benefit):	(35,051)	(5,501)	(297,870)
Total	$ (35,051)	$ (5,501)	$ (297,870)

(1) The current state income tax expense is net of the use of state net operating losses totaling $3.4 million, $0.5 million, and $0.4 million for the years ended October 31, 2012, 2011, and 2010, respectively.

The 2012 total income tax benefit was $35.1 million primarily due to various state tax expenses and the elimination of uncertain state tax positions consistent with past practices and precedents of the relevant taxing authorities in their dealings with the Company. In 2011, we recorded a tax benefit of $5.5 million primarily due to a decrease in tax reserves for uncertain tax positions. In 2010, we recorded a tax benefit of $297.9 million. This benefit was primarily due to the Worker, Homeownership, and Business Assistance Act of 2009, under which the Company was able to carryback its 2009 net operating loss to previously profitable years that were not available for carryback prior to the new tax legislation. We recorded the impact of the carryback of $291.3 million in the three months ended January 31, 2010. We received $274.1 million in the second quarter of fiscal 2010 and the remaining $17.2 million in the three months ended January 31, 2011.

In accordance with ASC 740, we evaluate our deferred tax assets quarterly to determine if valuation allowances are required. ASC 740 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a "more likely than not" standard. Because of the downturn in the homebuilding industry during 2010 and 2011, resulting in significant inventory and intangible impairments, we are in a three-year cumulative loss position as of October 31, 2012. According to ASC 740, a three-year cumulative loss is significant negative evidence in considering whether deferred tax assets are realizable, and in this circumstance, the Company does not rely on projections of future taxable income to support the recovery of deferred tax assets.

During 2012, we increased the valuation allowance by $38.5 million against our deferred tax assets. Our valuation allowance increased to $937.9 million at October 31, 2012 from $899.4 million at October 31, 2011 primarily due to additional valuation allowance recorded for the federal and state tax benefits related to losses incurred during the period. Our state net operating losses of approximately $2.3 billion expire between 2013 and 2032. Our federal net operating losses of $1.5 billion expire between 2028 and 2032.

The deferred tax assets and liabilities have been recognized in the Consolidated Balance Sheets as follows:

	Year Ended October 31,	
(In thousands)	**2012**	**2011**
Deferred tax assets:		
Association subsidy reserves	$ -	$ 233
Depreciation	1,870	1,035
Inventory impairment loss	255,996	295,271
Uniform capitalization of overhead	6,046	6,446
Warranty and legal reserves	16,320	19,915
Deferred income	1,173	1,235
Acquisition intangibles	27,598	32,688
Restricted stock bonus	5,830	8,053
Rent on abandoned space	5,318	6,868
Stock options	5,831	1,956
Provision for losses	32,647	28,183
Joint venture loss	12,496	16,172
Federal net operating losses	528,117	444,573
State net operating losses	180,184	180,399
Other	11,362	9,547
Total deferred tax assets	1,090,788	1,052,574
Deferred tax liabilities:		
Acquisition intangibles	296	303
Debt repurchase income	152,414	152,564
Other	197	293
Total deferred tax liabilities	152,907	153,160
Valuation allowance	(937,881)	(899,414)
Net deferred income taxes	$ -	$ -

The effective tax rates varied from the statutory federal income tax rate. The effective tax rate is affected by a number of factors, the most significant of which is the valuation allowance recorded against our deferred tax assets. The sources of these factors were as follows:

	Year Ended October 31,		
	2012	**2011**	**2010**
Computed "expected" tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax benefit	(2.6)	(0.1)	(0.3)
Permanent differences, net	(0.3)	(1.2)	1.2
Deferred tax asset valuation allowance impact	(32.3)	(25.8)	65.2
Tax contingencies	34.8	(3.2)	-
Adjustments to prior years' tax accruals	-	(2.8)	-
Other	-	-	(0.2)
Effective tax rate	34.6%	1.9%	100.9%

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We recognize tax liabilities in accordance with ASC 740-10 and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a liability that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

The following is a tabular reconciliation of the total amount of unrecognized tax benefits for the year (in millions) excluding interest and penalties

	2012	2011
Unrecognized tax benefit—November 1,	$ 26.8	$ 23.0
Gross increases—tax positions in current period	0.6	9.3
Decrease related to tax positions taken during a prior period	(16.2)	-
Settlements	-	(0.4)
Lapse of statute of limitations	(1.3)	(5.1)
Unrecognized tax benefit—October 31,	$ 9.9	$ 26.8

Related to the unrecognized tax benefits noted above, as of October 31, 2012, and 2011, we have recognized a liability for interest and penalties of $0.4 million and $18.8 million, respectively. For the years ended October 31, 2012, 2011 and 2010, we recognized $(18.3) million, $(2.0) million and $(3.2) million, respectively, of interest and penalties in income tax benefit.

It is likely that, within the next twelve months, the amount of the Company's unrecognized tax benefits will decrease by approximately $9.3 million, excluding penalties and interest. This reduction is expected primarily due to the expiration of the statutes of limitation or the expectation of settlement. The total amount of unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate (excluding any related impact to the valuation allowance) is $9.9 million and $26.8 million as of October 31, 2012 and 2011, respectively. The recognition of unrecognized tax benefits could have an impact on the Company's deferred tax assets and the valuation allowance.

There is an open federal audit for the year ended October 31, 2010. We are also subject to various income tax examinations in the states in which we do business. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit, appeal, and in some cases, litigation process. As each audit is concluded, adjustments, if any, are appropriately recorded in the period determined. To provide for potential exposures, tax reserves are recorded, if applicable, based on reasonable estimates of potential audit results. However, if the reserves are insufficient upon completion of an audit, there could be an adverse impact on our financial position and results of operations. The statute of limitations for our major tax jurisdictions remains open for examination for tax years 2008 – 2011.

13. Reduction of Inventory to Fair Value

We record impairment losses on inventories related to communities under development and held for future development when events and circumstances indicate that they may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their related carrying amounts. If the expected undiscounted cash flows are less than the carrying amount, then the community is written down to its fair value. We estimate the fair value of each impaired community by determining the present value of the estimated future cash flows at a discount rate commensurate with the risk of the respective community. For the year ended October 31, 2012, our discount rates used for the impairments recorded range from 16.8% to 18.5%. Should the estimates or expectations used in determining cash flows or fair value decrease or differ from current estimates in the future, we may be required to recognize additional impairments. We recorded impairment losses, which are included in the Consolidated Statements of

Operations and deducted from inventory, of $9.8 million, $77.5 million, and $122.5 million for the years ended October 31, 2012, 2011, and 2010, respectively.

The following table represents impairments by segment for fiscal 2012, 2011, and 2010:

(Dollars in millions)	Year Ended October 31, 2012		
	Number of Communities	Dollar Amount of Impairment	Pre-Impairment Value $
Northeast	10	$ 2.8	$ 19.6
Mid-Atlantic	3	0.4	0.8
Midwest	2	1.6	4.5
Southeast	12	2.8	8.3
Southwest	-	-	-
West	5	2.2	4.9
Total	32	$ 9.8	$ 38.1

(Dollars in millions)	Year Ended October 31, 2011		
	Number of Communities	Dollar Amount of Impairment	Pre-Impairment Value $
Northeast	11	$ 54.9	$ 179.9
Mid-Atlantic	5	3.4	17.3
Midwest	7	1.1	4.2
Southeast	11	1.5	5.1
Southwest	1	0.1	0.3
West	6	16.5	45.2
Total	41	$ 77.5	$ 252.0

(Dollars in millions)	Year Ended October 31, 2010		
	Number of Communities	Dollar Amount of Impairment	Pre-Impairment Value $
Northeast	14	$ 72.2	$ 156.5
Mid-Atlantic	8	3.4	7.1
Midwest	15	4.6	8.2
Southeast	21	2.2	8.0
Southwest	6	0.9	10.8
West	19	39.2	62.8
Total	83	$ 122.5	$ 253.4

The Consolidated Statements of Operations line entitled "Homebuilding-Inventory impairment loss and land option write-offs" also includes write-offs of options and approval, engineering and capitalized interest costs that we record when we redesign communities and/or abandon certain engineering costs and we do not exercise options in various locations because the communities' pro forma profitability is not projected to produce adequate returns on investment commensurate with the risk. The total aggregate write-offs were $2.7 million, $24.3 million, and $13.2 million for the years ended October 31, 2012, 2011, and 2010, respectively. Occasionally, these write-offs are offset by recovered deposits (sometimes through legal action) that had been written off in a prior period as walk-away costs. Historically, these recoveries have not been significant in comparison to the total costs written off.

The following table represents write-offs of such costs by segment for fiscal 2012, 2011, and 2010:

	Year Ended October 31,		
(In millions)	2012	2011	2010
Northeast	$ 0.7	$ 13.4	$ 4.5
Mid-Atlantic	0.6	6.1	8.9
Midwest	0.2	0.5	0.0
Southeast	0.7	0.8	(0.6)
Southwest	0.4	0.4	0.3
West	0.1	3.1	0.1
Total	$ 2.7	$ 24.3	$ 13.2

14. Retirement Plan

In December 1982, we established a tax-qualified, defined contribution savings and investment retirement plan (a 401(k) plan). All associates are eligible to participate in the retirement plan, and employer contributions are based on a percentage of associate contributions and our operating results. There were no plan costs charged to operations in fiscals 2012, 2011 and 2010 as forfeited unvested contributions were used to cover such costs. In fiscal 2009, we suspended the employer match portion of the program. In fiscal 2013, the employer match portion of the program will be reinstated.

15. Stock Plans

We have a stock option plan for certain officers and key employees. Options are granted by a committee appointed by the Board of Directors or its delegee in accordance with the stock option plan. The exercise price of all stock options must be at least equal to the fair market value of the underlying shares on the date of the grant. Options granted before June 8, 2007 generally vest in four equal installments on the third, fourth, fifth and sixth anniversaries of the date of the grant. Options granted on or after June 8, 2007 generally vest in four equal installments on the second, third, fourth and fifth anniversaries of the date of the grant. All options expire 10 years after the date of the grant. During the year ended October 31, 2012, each of the five non-employee directors of the Company were given the choice to receive stock options or a reduced number of shares of restricted stock. Those that selected options were granted options to purchase between 42,130 and 61,573 shares. Non-employee directors' options vest in three equal installments on the first, second and third anniversaries of the date of the grant. Stock option transactions are summarized as follows:

	October 31, 2012	Weighted-Average Exercise Price	October 31, 2011	Weighted-Average Exercise Price	October 31, 2010	Weighted-Average Exercise Price
Options outstanding at beginning of period	5,094,367	$ 7.05	6,316,860	$ 8.72	5,774,767	$ 9.42
Granted	1,334,828	$ 2.59	674,100	$ 1.93	1,132,750	$ 4.73
Exercised	6,250	2.55			348,000	$ 2.86
Forfeited	94,808	$ 4.77	238,499	$ 7.33	242,657	$ 15.33
Cancellations			1,200,000	$ 11.19		
Expired	309,067	$ 9.61	458,094	$ 11.57		
Options outstanding at end of period	6,019,070	$ 5.97	5,094,367	$ 7.05	6,316,860	$ 8.72
Options exercisable at end of period	2,467,170		1,764,338		2,519,600	

The total intrinsic value of options exercised during fiscal 2012 and 2010 was $8 thousand and $0.5 million, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. There were no options exercised in fiscal 2011.

At October 31, 2012, 0.9 million options outstanding and exercisable had an intrinsic value of $1.6 million. Exercise prices for options outstanding at October 31, 2012 ranged from $1.93 to $60.36.

The weighted-average fair value of grants made in fiscal 2012, 2011, and 2010 was $1.74, $1.57, and $3.77 per share, respectively. Based on the fair value at the time they were granted, the weighted-average fair value of options vested in fiscal 2012, 2011, and 2010 was $3.61, $3.92, and $8.58 per share, respectively.

The following table summarizes the exercise price range and related number of options outstanding at October 31, 2012:

Range of Exercise Prices	Number Outstanding		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$1.93 –$5.00	4,531,491	$	2.95	8.06
$5.01 –$10.00	831,000	$	6.46	5.67
$10.01–$20.00	141,704	$	16.97	0.24
$20.01–$30.00	265,000	$	21.77	4.57
$30.01–$40.00	204,875	$	32.53	2.77
$40.01–$50.00	10,000	$	41.45	1.25
$50.01–$60.00	30,000	$	54.70	2.42
$60.01–$70.00	5,000	$	60.36	2.67
	6,019,070	$	5.97	7.17

The following table summarizes the exercise price range and related number of exercisable options at October 31, 2012:

Range of Exercise Prices	Number Exercisable		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$1.93 – $5.00	1,176,588	$	3.09	6.99
$5.01 – $10.00	634,003	$	6.46	5.67
$10.01– $20.00	141,704	$	16.97	0.24
$20.01– $30.00	265,000	$	21.77	4.57
$30.01– $40.00	204,875	$	32.53	2.77
$40.01– $50.00	10,000	$	41.45	1.25
$50.01– $60.00	30,000	$	54.70	2.42
$60.01– $70.00	5,000	$	60.36	2.67
	2,467,170	$	10.10	5.56

Officers and key employees that are granted stock options may elect to receive either the amount of stock options granted, or a reduced number of shares of restricted stock, or a combination thereof. Shares of restricted stock vest 25% each year beginning on the 2nd anniversary of the grant date. Participants age 60 years or older, or age 58 with 15 years of service vest after one year. During the years ended October 31, 2012 and 2011, we granted 133,855 (including 104,167 shares to certain of our non-employee directors) and 44,468 shares of restricted stock, respectively, and also issued 32,112 and 20,613 shares, relating to awards granted in prior fiscal years, respectively. During the years ended October 31, 2012 and 2011, 9,845 and 16,744 shares of restricted stock were forfeited, respectively.

For certain associates in certain years, a portion of their bonus is paid by issuing a deferred right to receive our common stock. The number of shares is calculated for each bonus year by dividing the portion of the bonus subject to the deferred right award by our average stock price for the year or the stock price at year-end, whichever is lower. Twenty-five percent of the deferred right award will vest and shares will be issued one year after the year end and then 25% a year for the next three years. Participants with 20 years of service or over 58 years of age vest immediately. During the years ended October 31, 2012 and 2011, we issued 258,228 and 355,403 shares relating to awards granted in prior fiscal years. During the years ended October 31, 2012 and 2011, 8,701 and 45,818 shares were forfeited, respectively.

For the years ended October 31, 2012, 2011 and 2010, no rights in lieu of bonus payments were awarded. For the years ended October 31, 2012, 2011 and 2010 total compensation cost recognized in the Consolidated Statement of Operations for the annual restricted stock grants, the deferred compensation awards and the stock portion of the long term incentive plan was $2.4 million, $1.7 million and $3.7 million, respectively. In addition to nonvested share awards summarized in the following table, there were 534,143, 692,668 and 1,100,250 shares of vested restricted stock at October 31, 2012, 2011 and 2010, respectively, which were deferred at the associates' election.

A summary of the Company's nonvested share awards as of and for the year ended October 31, 2012, is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at beginning of period	1,810,177	$ 4.99
Granted	557,693	$ 4.11
Vested	(221,319)	$ 7.45
Forfeited	(18,546)	$ 5.82
Nonvested at end of period	2,128,005	$ 4.49

Included in the above table are restricted stock awards for a long term incentive plan for certain associates, which is a performance based plan. The awards included above for this plan are based on our current best estimate of the outcome for the performance criteria. The change in this estimate resulted in an increase of 0.4 million shares, which is reflected in the granted row on the above table.

As of October 31, 2012, we had 3.6 million shares authorized for future issuance under our equity compensation plans. In addition, as of October 31, 2012, there were $13.1 million of total unrecognized compensation costs related to nonvested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.1 years.

During fiscal 2011, the Chief Executive Officer and Chief Financial Officer consented to a cancellation of certain of their options (with the full understanding that the Company made no commitment to provide them with any other form of consideration in respect of the cancelled options) in order to reduce a portion of the equity reserve "overhang" under the Company's equity compensation plans represented by the number of shares of the Company's common stock remaining available for future issuance under such plans (including shares that may be issued upon the exercise or vesting of outstanding options and other rights). No compensation expense was recorded related to the cancellation of stock options in fiscal 2011, as the options canceled were fully vested and expensed prior to fiscal 2011.

16. Transactions with Related Parties

During the year ended October 31, 2003, we entered into an agreement (as subsequently amended) to purchase land in California for approximately $31.4 million from an entity that is owned by Hirair Hovnanian, a family relative of our Chairman of the Board and Chief Executive Officer. As of October 31, 2012, we had an option deposit of $3.0 million related to this land acquisition agreement. Neither the Company nor the Chairman of the Board and Chief Executive Officer has a financial interest in the relative's company from whom the land was purchased.

During the fiscal years ended October 31, 2012, 2011, and 2010, an engineering firm owned by Tavit Najarian, a relative of our Chairman of the Board and Chief Executive Officer, provided services to the Company totaling $0.9 million, $1.0 million, and $1.3 million, respectively. Neither the Company nor the Chairman of the Board and Chief Executive Officer has a financial interest in the relative's company from whom the services were provided.

During the fiscal years ended October 31, 2011 and 2010, a real estate development firm owned by Mazin Kalian, a relative of our Chairman of the Board and Chief Executive Officer, provided consulting services to the Company totaling less than $0.1 million and $0.2 million, respectively, including significant travel related expenses. The consulting services consisted primarily of negotiations, community design and cost analysis on a potential joint venture. During the fiscal year ended October 31, 2012, there were no consulting services provided. Neither the Company nor the Chairman of the Board and Chief Executive Officer has a financial interest in the relative's company from whom the services were provided.

In December 2005, we entered into an agreement to purchase land in New Jersey from an entity that is owned by Hirair Hovnanian, a family relative of our Chairman of the Board and Chief Executive Officer at a base price of $25 million. The land was to be acquired in four phases over a period of three years from the date of acquisition of the first phase and the land seller was obligated to obtain all government approvals. The purchase prices for all phases were subject to an increase in the purchase price of the phase per annum from February 1, 2008. On June 11, 2008, the parties amended the purchase agreement and closed title to 43 of the 86 building lots in phase one. The purchase of the balance of phase one was deferred to no later than the scheduled closing of phase four. On November 12, 2009, the parties closed title to 83 building lots located in phase two. On June 22, 2010, the parties closed title to 84 building lots located in phase three. On June 13, 2011, the parties closed title to the 137 building lots, which included the building lots contained within phase four and the deferred balance of building lots from phase one. During the fiscal year ended October 31, 2011, all of the property under the purchase agreement had been purchased by the Company for a total purchase price of approximately $29.2 million. Neither the Company nor the Chairman of the Board and Chief Executive Officer has or had a financial interest in the relatives' company from whom the land was purchased.

17. Warranty Costs

Over the past several years, general liability insurance for homebuilding companies and their suppliers and subcontractors has become very difficult to obtain. The availability of general liability insurance has been limited due to a decreased number of insurance companies willing to underwrite for the industry. In addition, those few insurers willing to underwrite liability insurance have significantly increased the premium costs. We have been able to obtain general liability insurance but at higher premium costs with higher deductibles. We have been advised that a significant number of our subcontractors and suppliers have also had difficulty obtaining insurance that also provides us coverage. As a result, we introduced an owner controlled insurance program for certain of our subcontractors, whereby the subcontractors pay us an insurance premium based on the value of their services, and we absorb the liability associated with their work on our homes as part of our overall general liability insurance.

We establish a warranty accrual for repair costs under $5,000 per occurrence to homes, community amenities, and land development infrastructure. We accrue for warranty costs as part of cost of sales at the time each home is closed and title and possession have been transferred to the homebuyer. In addition, we accrue for warranty costs over $5,000 per occurrence as part of our general liability insurance deductible, which is expensed as selling, general, and administrative costs. For homes delivered in fiscal 2012 and 2011, our deductible under our general liability insurance is $20 million per occurrence for construction defects and warranty claims. For bodily injury claims, our deductible per occurrence in 2012 and 2011 is $0.1 million up to a $5 million limit. Our aggregate retention in 2012 and 2011 is $21 million for construction defects, warranty and bodily injury claims. Additions and charges in the warranty reserve and general liability reserve for the years ended October 31, 2012 and 2011 were as follows:

	Year Ended October 31,	
(In Thousands)	**2012**	**2011**
Balance, beginning of year	$ 123,865	$ 125,268
Additions during year	30,947	36,849
Charges incurred during year	(33,663)	(38,252)
Balance, end of year	$ 121,149	$ 123,865

Warranty accruals are based upon historical experience. We engage a third-party actuary that uses our historical warranty and construction defect data and worker's compensation data to assist us in estimating our reserves for unpaid claims, claim adjustment expenses and incurred but not reported claims reserves for the risks that we are assuming under the general liability and workers compensation programs. The estimates include provisions for inflation, claims handling, and legal fees.

Insurance claims paid by our insurance carriers, excluding insurance deductibles paid, were $18.1 million and $9.8 million for the years ended October, 2012 and 2011, respectively, for prior year deliveries. In the third quarter of fiscal 2012, we settled two construction defect claims, one claim relating to the Northeast segment and one claim relating to the West segment, which made up the majority of the payments for the period.

18. Commitments and Contingent Liabilities

We are involved in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our financial position or results of operations, and we are subject to extensive and complex regulations that affect the development and home building, sales and customer financing processes, including zoning, density, building standards and mortgage financing. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding.

We also are subject to a variety of local, state, federal and foreign laws and regulations concerning protection of health and the environment. The particular environmental laws that apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause us to incur substantial compliance, remediation and/or other costs, and can prohibit or severely restrict development and homebuilding activity.

We received in October 2012 a notice from Region III of the United States Environmental Protection Agency ("EPA") concerning stipulated penalties, totaling approximately $120,000, based on the extent to which we reportedly did not meet certain compliance performance specified in the previously reported consent decree entered into in August 2010; we have since paid the stipulated penalties as assessed. Until terminated by court order, which can occur no sooner than three years from the date of its entry, the consent decree remains in effect and could give rise to additional assessments of stipulated penalties. In October 2012, we also received notices from Region III of EPA concerning alleged violations of stormwater discharge permits, issued in 2010 pursuant to the federal Clean Water Act, at two projects in Maryland; we are negotiating with the EPA a resolution of these more recent administrative proceedings that would involve our paying a penalty and agreeing to certain measures in order to comply with those permits. We do not expect the impact on us to be material.

We anticipate that increasingly stringent requirements will be imposed on developers and homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. In addition, the continued effectiveness of permits already granted or approvals already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules, and regulations and their interpretations and application.

The Company is also involved in the following litigation:

Hovnanian Enterprises, Inc. and K. Hovnanian Venture I, L.L.C. have been named as defendants in a class action suit. The action was filed by Mike D'Andrea and Tracy D'Andrea, on behalf of themselves and all others similarly situated in the Superior Court of New Jersey, Gloucester County. The action was initially filed on May 8, 2006 alleging that the HVAC systems installed in certain of the Company's homes are in violation of applicable New Jersey building codes and are a potential safety issue. On December 14, 2011, the Superior Court granted class certification; the potential class is 1,065 homes. We filed a request to take an interlocutory appeal regarding the class certification decision. The Appellate Division denied the request, and we filed a request for interlocutory review by the New Jersey Supreme Court, which remanded the case back to the Appellate Division for a review on the merits of the appeal on May 8, 2012. The plaintiff seeks unspecified damages as well as treble damages pursuant to the NJ Consumer Fraud Act. The Company believes there is insurance coverage available to it for this action. While we have determined that a loss related to this case is not probable, it is not possible to estimate a loss or range of loss related to this matter at this time given the class certification is still in review by the Appellate Divison. On December 19, 2011, certain subsidiaries of the Company filed a separate action seeking indemnification against the various manufactures and subcontractors implicated by the class action.

19. Variable Interest Entities

The Company enters into land and lot option purchase contracts to procure land or lots for the construction of homes. Under these contracts, the Company will fund a stated deposit in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of the option purchase contracts, many of the option deposits are not refundable at the Company's discretion. Under the requirements of ASC 810, certain option purchase contracts may result in the creation of a variable interest in the entity that owns the land parcel under option.

In compliance with ASC 810, the Company analyzes its option purchase contracts to determine whether the corresponding land sellers are variable interest entities ("VIEs") and, if so, whether the Company is the primary beneficiary. Although the Company does not have legal title to the underlying land, ASC 810 requires the Company to consolidate a VIE if the Company is determined to be the primary beneficiary. In determining whether it is the primary beneficiary, the Company considers, among other things, whether it has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. Such activities would include, among other things, determining or limiting the scope or purpose of the VIE, selling or transferring property owned or controlled by the VIE, or arranging financing for the VIE. The Company also considers whether it has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. As a result of its analyses, the Company determined that, as of October 31, 2012 and October 31, 2011, it was not the primary beneficiary of any VIEs from which it is purchasing land under option purchase contracts.

We will continue to secure land and lots using options, some of which are with VIEs. Including deposits on our unconsolidated VIEs, at October 31, 2012, we had total cash and letters of credit deposits amounting to approximately $57.5 million to purchase land and lots with a total purchase price of $743.2 million. The maximum exposure to loss with respect to our land and lot options is limited to our deposits, although some deposits are refundable at our request or refundable if certain conditions are not met.

20. Investments in Unconsolidated Homebuilding and Land Development Joint Ventures

We enter into homebuilding and land development joint ventures from time to time as a means of accessing lot positions, expanding our market opportunities, establishing strategic alliances, managing our risk profile, leveraging our capital base and enhancing returns on capital. Our homebuilding joint ventures are generally entered into with third-party investors to develop land and construct homes that are sold directly to third-party homebuyers. Our land development joint ventures include those entered into with developers and other homebuilders as well as financial investors to develop finished lots for sale to the joint venture's members or other third parties.

During the three months ended January 31, 2011, we entered into a joint venture agreement to acquire a portfolio of homebuilding projects, including land we previously owned in the consolidated group. We sold the land we owned to the joint venture for net proceeds of $36.1 million, which was equal to our basis in the land at that time, and recorded an investment in unconsolidated joint ventures of $19.7 million for our interest in the venture. During the three months ended April 30, 2011, we expanded this joint venture, selling additional land we owned to the joint venture for net proceeds of $27.2 million, which was equal to our book value in the land at that time, and recorded an additional investment of $11.4 million of our interest in the venture. Separately, during the three months ended January 31, 2011, our partner in a land development joint venture transferred its interest in the venture to us. The consolidation resulted in increases in inventory and non-recourse land mortgages of $9.5 million and $18.5 million, respectively, and a decrease in other liabilities of $9.0 million.

During the three months ended July 31, 2012, we purchased our partners' interest in one of our unconsolidated homebuilding joint ventures. The consolidation of this entity resulted in increases in inventory, other assets, non-recourse land mortgages and accounts payables and other liabilities of $34.3 million, $5.0 million, $20.6 million and $15.8 million, respectively.

The tables set forth below summarize the combined financial information related to our unconsolidated homebuilding and land development joint ventures that are accounted for under the equity method.

	October 31, 2012		
(Dollars In Thousands)	Homebuilding	Land Development	Total
Assets:			
Cash and cash equivalents	$ 29,657	$ 1,686	$ 31,343
Inventories	177,170	14,853	192,023
Other assets	12,886	5	12,891
Total assets	$ 219,713	$ 16,544	$236,257
Liabilities and equity:			
Accounts payable and accrued liabilities	$ 24,651	$ 12,233	$ 36,884
Notes payable	79,675		79,675
Total liabilities	104,326	12,233	116,559
Equity of:			
Hovnanian Enterprises, Inc.	45,285	794	46,079
Others	70,102	3,517	73,619
Total equity	115,387	4,311	119,698
Total liabilities and equity	$ 219,713	$ 16,544	$236,257
Debt to capitalization ratio	41%	0%	40%

	October 31, 2011		
(Dollars In Thousands)	Homebuilding	Land Development	Total
Assets:			
Cash and cash equivalents	$ 21,380	$ 287	$ 21,667
Inventories	310,743	14,786	325,529
Other assets	25,388		25,388
Total assets	$ 357,511	$ 15,073	$372,584
Liabilities and equity:			
Accounts payable and accrued liabilities	$ 21,035	$ 11,710	$ 32,745
Notes payable	199,821	21	199,842
Total liabilities	220,856	11,731	232,587
Equity of:			
Hovnanian Enterprises, Inc.	52,013	1,312	53,325
Others	84,642	2,030	86,672
Total equity	136,655	3,342	139,997
Total liabilities and equity	$ 357,511	$ 15,073	$372,584
Debt to capitalization ratio	59%	1%	59%

As of October 31, 2012 and 2011, we had advances outstanding of approximately $15.0 million and $11.7 million, respectively, to these unconsolidated joint ventures, which were included in the "Accounts payable and accrued liabilities" balances in the tables above. On our Consolidated Balance Sheets, our "Investments in and advances to unconsolidated joint ventures" amounted to $61.1 million and $57.8 million at October 31, 2012 and 2011, respectively. In some cases, our net investment in these joint ventures is less than our proportionate share of the equity reflected in the tables above because of the differences between asset impairments recorded against our joint venture investments and any impairments recorded in the applicable joint venture. Impairments of our joint venture equity investments are recorded when we deem a decline in fair value to be other than temporary while impairments recorded in the joint ventures are recorded when undiscounted cash flows of the community indicate that the carrying amount is not recoverable. During fiscal 2011 and fiscal 2012, we did not write down any joint venture investments based on our determination that none of the investments in our joint ventures sustained an other than temporary impairment during those periods.

(Dollars In Thousands)	For The Twelve Months Ended October 31, 2012		
	Homebuilding	Land Development	Total
Revenues	$ 323,177	$ 11,531	$ 334,708
Cost of sales and expenses	(300,892)	(9,318)	(310,210)
Joint venture net income	$ 22,285	$ 2,213	$ 24,498
Our share of net income	$ 4,763	$ 1,108	$ 5,871

(Dollars In Thousands)	For The Twelve Months Ended October 31, 2011		
	Homebuilding	Land Development	Total
Revenues	$ 177,301	$ 12,226	$ 189,527
Cost of sales and expenses	(181,651)	(11,114)	(192,765)
Joint venture net (loss) income	$ (4,350)	$ 1,112	$ (3,238)
Our share of net (loss) income	$ (8,395)	$ 647	$ (7,748)

(Dollars In Thousands)	For The Twelve Months Ended October 31, 2010		
	Homebuilding	Land Development	Total
Revenues	$ 137,073	$ 19,307	$ 156,380
Cost of sales and expenses	(135,878)	(21,260)	(157,138)
Joint venture net income (loss)	$ 1,195	$ (1,953)	$ (758)
Our share of net income	$ 683	$ 469	$ 1,152

"Income (loss) from unconsolidated joint ventures" in the accompanying Consolidated Statements of Operations reflects our proportionate share of the loss or income of these unconsolidated homebuilding and land development joint ventures. The difference between our share of the loss or income from these unconsolidated joint ventures in the tables above compared to the Consolidated Statements of Operations is due primarily to one joint venture that had net income for which we do not get any share of the profit because of the cumulative equity position of the joint venture, the reclassification of the intercompany portion of management fee income from certain joint ventures, and the deferral of income for lots purchased by us from certain joint ventures. To compensate us for the administrative services we provide as the manager of certain joint ventures we receive a management fee based on a percentage of the applicable joint venture's revenues. These management fees, which totaled $15.2 million, $7.6 million and $6.3 million for the years ended October 31, 2012, 2011 and 2010, respectively, are recorded in homebuilding selling, general and administrative on the Consolidated Statement of Operations.

In determining whether or not we must consolidate joint ventures that we manage, we assess whether the other partners have specific rights to overcome the presumption of control by us as the manager of the joint venture. In most cases, the presumption is overcome because the joint venture agreements require that both partners agree on establishing the operations and capital decisions of the partnership, including budgets in the ordinary course of business.

Typically, our unconsolidated joint ventures obtain separate project specific mortgage financing. The amount of financing is generally targeted to be no more than 50% of the joint venture's total assets. For our more recent joint ventures, obtaining financing has become challenging, therefore, some of our joint ventures are capitalized only with equity. However, for our most recent joint venture, a portion of our partner's contribution was in the form of mortgage financing. Including the impact of impairments recorded by the joint ventures, the average debt to capitalization ratio of all our joint ventures is currently 40%. Any joint venture financing is on a nonrecourse basis, with guarantees from us limited only to performance and completion of development, environmental warranties and indemnification, standard indemnification for fraud, misrepresentation and other similar actions, including a voluntary bankruptcy filing. In some instances, the joint venture entity is considered a VIE under ASC 810 due to the returns being capped to the equity holders; however, in these instances, we have determined that we are not the primary beneficiary, and therefore we do not consolidate these entities.

21. Fair Value of Financial Instruments

ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), provides a framework for measuring fair value, expands disclosures about fair-value measurements and establishes a fair value hierarchy which prioritizes the inputs used in measuring fair value summarized as follows:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets.
Level 2:	Fair value determined using significant other observable inputs.
Level 3:	Fair value determined using significant unobservable inputs.

Our financial instruments measured at fair value on a recurring basis are summarized below:

(In thousands)	Fair Value Hierarchy	Fair Value at October 31, 2012	Fair Value at October 31, 2011
Mortgage loans held for sale (1)	Level 2	$ 116,912	$ 73,126
Interest rate lock commitments	Level 2	(8)	142
Forward contracts	Level 2	120	(1,096)
Total		$ 117,024	$ 72,172

(1) The aggregate unpaid principal balance is $113.8 million and $70.4 million at October 31, 2012 and 2011, respectively.

We elected the fair value option for our mortgage loans held for sale in accordance with ASC 825, "Financial Instruments" ("ASC 825"), which permits us to measure financial instruments at fair value on a contract-by-contract basis. Management believes that the election of the fair value option for loans held for sale improves financial reporting by mitigating volatility in reported earnings caused by measuring the fair value of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions. Fair value of loans held for sale is based on independent quoted market prices, where available, or the prices for other mortgage whole loans with similar characteristics.

The assets accounted for using the fair value option are initially measured at fair value. Gains and losses from initial measurement and subsequent changes in fair value are recognized in the Financial Services segment's income (loss). The changes in fair values that are included in income (loss) are shown, by financial instrument and financial statement line item, below:

	Year Ended October 31, 2012		
(In thousands)	Loans Held For Sale	Mortgage Loan Commitments	Forward Contracts
Changes in fair value included in net (loss) income, all reflected in financial services revenues	$ (572)	$ (151)	$ 1,216

	Year Ended October 31, 2011		
(In thousands)	Loans Held For Sale	Mortgage Loan Commitments	Forward Contracts
Changes in fair value included in net (loss) income, all reflected in financial services revenues	$ 362	$ 63	$ (842)

	Year Ended October 31, 2010		
(In thousands)	Loans Held For Sale	Mortgage Loan Commitments	Forward Contracts
Changes in fair value included in net (loss) income, all reflected in financial services revenues	$ 326	$ (175)	$ 448

The Company's assets measured at fair value on a nonrecurring basis are those assets for which the Company has recorded valuation adjustments and write-offs during the fiscal years ended October 31, 2012 and 2011. The assets measured at fair value on a nonrecurring basis are all within the Company's Homebuilding operations and are summarized below:

Nonfinancial Assets

	Year Ended October 31, 2012			
(In thousands)	Fair Value Hierarchy	Pre-Impairment Amount	Total Losses	Fair Value
Sold and unsold homes and lots under development	Level 3	$ 11,065	$ (3,234)	$ 7,831
Land and land options held for future development or sale	Level 3	$ 26,998	$ (6,589)	$ 20,409

Nonfinancial Assets

	Year Ended October 31, 2011			
(In thousands)	Fair Value Hierarchy	Pre-Impairment Amount	Total Losses	Fair Value
Sold and unsold homes and lots under development	Level 3	$ 167,568	$ (50,999)	$ 116,569
Land and land options held for future development or sale	Level 3	$ 84,384	$ (26,483)	$ 57,901

We record impairment losses on inventories related to communities under development and held for future development when events and circumstances indicate that they may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their related carrying amounts. If the expected undiscounted cash flows are less than the carrying amount, then the community is written down to its fair value. We estimate the fair value of each impaired community by determining the present value of its estimated future cash flows at a discount rate commensurate with the risk of the respective community. Should the estimates or expectations used in determining cash flows or fair value decrease or differ from current estimates in the future, we may be required to recognize additional impairments. We recorded inventory impairments, which are included in the Consolidated Statements of Operations as "Inventory impairment loss and land option write-offs" and deducted from Inventory of $9.8 million, $77.5 million and $122.5 million for the years ended October 31, 2012, 2011 and 2010, respectively.

The Financial Services segment had a pipeline of loan applications in process of $307.0 million at October 31, 2012. Loans in process for which interest rates were committed to the borrowers totaled approximately $43.4 million as of October 31, 2012. Substantially all of these commitments were for periods of 60 days or less. Since a portion of these commitments is expected to expire without being exercised by the borrowers, the total commitments do not necessarily represent future cash requirements.

The Financial Services segment uses investor commitments and forward sales of mandatory mortgage-backed securities ("MBS") to hedge its mortgage-related interest rate exposure. These instruments involve, to varying degrees, elements of credit and interest rate risk. Credit risk is managed by entering into MBS forward commitments, option contracts with investment banks, federally regulated bank affiliates and loan sales transactions with permanent investors meeting the segment's credit standards. The segment's risk, in the event of default by the purchaser, is the difference between the contract price and fair value of the MBS forward commitments and option contracts. At October 31, 2012, the segment had open commitments amounting to $13.0 million to sell MBS with varying settlement dates through December 20, 2012.

Our Level 1 financial instruments consist of cash and cash equivalents and restricted cash, the fair value of which is based on Level 1 inputs.

Our Level 2 financial instruments consist of mortgage loans held for sale and senior notes and senior subordinated amortizing notes payable. The fair value of mortgage loans held for sale is determined as discussed above. The fair value of each series of the senior unsecured notes and senior subordinated amortizing notes is estimated based on recent trades or quoted market prices for the same issues or based on recent trades or quoted market prices for our debt of similar security and maturity to achieve comparable yields. The fair value of the senior unsecured notes (all series in the aggregate) and senior subordinated amortizing notes, was estimated at $448.7 million and $5.5 million, respectively, as of October 31, 2012. As of October 31, 2011 the fair value of the senior unsecured notes (all series in the aggregate) and senior subordinated amortizing notes was estimated at $359.0 million and $4.4 million, respectively.

Our Level 3 financial instruments consist of the senior secured, senior amortizing and senior exchangeable notes payable. The fair value of each of the senior secured notes (all series in the aggregate), senior amortizing notes and senior exchangeable notes is estimated based on third party broker quotes. The fair value of the senior secured notes (all series in the aggregate), senior amortizing notes and senior exchangeable notes was estimated at $994.2 million, $23.1 million and $87.2 million, respectively, as of October 31, 2012. As of October 31, 2011, the fair value of the senior secured notes (all series in the aggregate) was estimated at $653.5 million.

22. Financial Information of Subsidiary Issuer and Subsidiary Guarantors

Hovnanian Enterprises, Inc., the parent company (the "Parent"), is the issuer of publicly traded common stock, preferred stock, which is represented by depository shares, and 7.25% Tangible Equity Units. One of its wholly owned subsidiaries, K. Hovnanian Enterprises, Inc. (the "Subsidiary Issuer"), acts as a finance entity that as of October 31, 2012, had issued and outstanding approximately $992.0 million of senior secured notes ($977.4 million, net of discount), $460.6 million senior notes ($458.7 million, net of discount), $23.1 million senior amortizing notes and $76.9 million senior exchangeable notes (issued as components of our 6.0% exchangeable note units) and $6.1 million senior subordinated amortizing notes (issued as a component of our 7.25% Tangible Equity Units). The senior secured notes, senior notes, senior amortizing notes, senior exchangeable notes and senior subordinated amortizing notes are fully and unconditionally guaranteed by the Parent.

In addition to the Parent, each of the wholly owned subsidiaries of the Parent other than the Subsidiary Issuer (collectively, "Guarantor Subsidiaries"), with the exception of our home mortgage subsidiaries, certain of our title insurance subsidiaries, joint ventures, subsidiaries holding interests in our joint ventures and our foreign subsidiary (collectively, the "Nonguarantor Subsidiaries"), have guaranteed fully and unconditionally, on a joint and several basis, the obligations of the Subsidiary Issuer to pay principal and interest under the senior secured notes (other than the 2021 Notes), senior notes, senior exchangeable notes, senior amortizing notes and senior subordinated amortizing notes. The 2021 Notes are guaranteed by the Guarantor Subsidiaries and the members of the Secured Group (see Note 9).

The senior notes, senior amortizing notes, senior exchangeable notes and senior subordinated amortizing notes have been registered under the Securities Act of 1933, as amended. The 2020 Secured Notes (see Note 9) and the 2021 Notes are not, pursuant to the indentures under which such notes were issued, required to be registered. The Consolidating Condensed Financial Statements presented below are in respect of our registered notes only and not the 2020 Secured Notes or the 2021 Notes (however, the Guarantor Subsidiaries for the 2020 Secured Notes are the same as those represented by the accompanying Consolidating Condensed Financial Statements). In lieu of providing separate financial statements for the Guarantor Subsidiaries of our registered notes, we have included the accompanying Consolidating Condensed Financial Statements. Therefore, separate financial statements and other disclosures concerning such Guarantor Subsidiaries are not presented.

The following Consolidating Condensed Financial Statements present the results of operations, financial position and cash flows of (i) the Parent, (ii) the Subsidiary Issuer, (iii) the Guarantor Subsidiaries, (iv) the Nonguarantor Subsidiaries and (v) the eliminations to arrive at the information for Hovnanian Enterprises, Inc. on a consolidated basis.

CONSOLIDATING CONDENSED BALANCE SHEET
OCTOBER 31, 2012

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Assets:						
Homebuilding	$ 6,155	$ 259,339	$ 976,836	$ 277,286	$	$ 1,519,616
Financial services			23,669	140,965		164,634
Investments in consolidated subsidiaries	25	15,311	70,067		(85,403)	-
Total assets	$ 6,180	$ 274,650	$ 1,070,572	$ 418,251	$ (85,403)	$ 1,684,250
Liabilities and equity:						
Homebuilding	$ 1,671	$ 125	$ 391,628	$ 61,800	$	$ 455,224
Financial services			23,070	122,024		145,094
Notes payable		1,561,635	271	489		1,562,395
Income taxes payable	40,551		(33,669)			6,882
Intercompany	449,533	(1,930,998)	1,494,224	(12,759)		-
Stockholders' (deficit) equity	(485,575)	643,888	(804,952)	246,467	(85,403)	(485,575)
Non-controlling interest in consolidated joint ventures				230		230
Total liabilities and equity	$ 6,180	$ 274,650	$ 1,070,572	$ 418,251	$ (85,403)	$ 1,684,250

CONSOLIDATING CONDENSED BALANCE SHEET
OCTOBER 31, 2011

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Assets:						
Homebuilding	$ 12,756	$ 200,281	$ 1,096,594	$ 207,443	$	$ 1,517,074
Financial services			4,537	80,569		85,106
Investments in and amounts due to and from consolidated subsidiaries	(467,562)	2,140,349	(2,435,348)	(9,364)	771,925	-
Total assets	$ (454,806)	$ 2,340,630	$ (1,334,217)	$ 278,648	$ 771,925	$ 1,602,180
Liabilities and equity:						
Homebuilding	$ 2,172	$ (33)	$ 355,191	$ 11,276	$	$ 368,606
Financial services			4,231	60,015		64,246
Notes payable		1,623,957	144			1,624,101
Income taxes payable	39,716		2,113			41,829
Stockholders' (deficit) equity	(496,694)	716,706	(1,695,896)	207,265	771,925	(496,694)
Non-controlling interest in consolidated joint ventures				92		92
Total liabilities and equity	$ (454,806)	$ 2,340,630	$ (1,334,217)	$ 278,648	$ 771,925	$ 1,602,180

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED OCTOBER 31, 2012

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:						
Homebuilding	$ 9	$ (270)	$ 1,364,733	$ 87,124	$ (4,978)	$ 1,446,618
Financial services			8,082	30,653		38,735
Intercompany charges		98,805	(120,094)	(3,590)	24,879	-
Total revenues	9	98,535	1,252,721	114,187	19,901	1,485,353
Expenses:						
Homebuilding	3,030	150,297	1,300,728	79,899	5,334	1,539,288
Financial services	(28)		5,737	17,951	(12)	23,648
Total expenses	3,002	150,297	1,306,465	97,850	5,322	1,562,936
Loss on extinguishment of debt		(29,066)				(29,066)
Income from unconsolidated joint ventures			561	4,840		5,401
(Loss) income before income taxes	(2,993)	(80,828)	(53,183)	21,177	14,579	(101,248)
State and federal income tax (benefit) provision	(17,495)		(17,580)	24		(35,051)
Equity in (loss) income from subsidiaries	(80,699)				80,699	-
Net (loss) income	$ (66,197)	$ (80,828)	$ (35,603)	$ 21,153	$ 95,278	$ (66,197)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED OCTOBER 31, 2011

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:						
Homebuilding	$ 21	$ (245)	$ 1,103,249	$ 7,360	$ (4,959)	$ 1,105,426
Financial services			5,523	23,958		29,481
Intercompany charges		114,592	(152,042)	(655)	38,105	-
Total revenues	21	114,347	956,730	30,663	33,146	1,134,907
Expenses:						
Homebuilding	5,704	164,947	1,218,886	1,073	13,084	1,403,694
Financial services	307		4,809	16,263	(8)	21,371
Total expenses	6,011	164,947	1,223,695	17,336	13,076	1,425,065
Gain on extinguishment of debt		7,528				7,528
Loss from unconsolidated joint ventures			(712)	(8,246)		(8,958)
(Loss) income before income taxes	(5,990)	(43,072)	(267,677)	5,081	20,070	(291,588)
State and federal income tax (benefit) provision	(20,084)		14,583			(5,501)
Equity in (loss) income from subsidiaries	(300,181)				300,181	-
Net (loss) income	$ (286,087)	$ (43,072)	$ (282,260)	$ 5,081	$ 320,251	$ (286,087)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED OCTOBER 31, 2010

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:						
Homebuilding	$ 20	$ (350)	$ 1,340,887	$ 4,272	$ (4,960)	$ 1,339,869
Financial services			6,353	25,620		31,973
Intercompany charges		128,383	(190,616)	(228)	62,461	-
Total revenues	20	128,033	1,156,624	29,664	57,501	1,371,842
Expenses:						
Homebuilding	8,638	173,709	1,473,481	(11,332)	25,557	1,670,053
Financial services	505		5,182	17,905	(518)	23,074
Total expenses	9,143	173,709	1,478,663	6,573	25,039	1,693,127
Gain on extinguishment of debt		25,047				25,047
Income (loss) from unconsolidated joint ventures			(1,023)	1,979		956
(Loss) income before income taxes	(9,123)	(20,629)	(323,062)	25,070	32,462	(295,282)
State and federal income tax (benefit) provision	(309,922)		12,052			(297,870)
Equity in (loss) income from subsidiaries	(298,211)				298,211	-
Net income (loss)	$ 2,588	$ (20,629)	$ (335,114)	$ 25,070	$ 330,673	$ 2,588

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
TWELVE MONTHS ENDED OCTOBER 31, 2012

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net (loss) income	$ (66,197)	$ (80,828)	$ (35,603)	$ 21,153	$ 95,278	$ (66,197)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	37,030	51,593	146,028	(140,174)	(95,278)	(801)
Net cash (used in) provided by operating activities	(29,167)	(29,235)	110,425	(119,021)	-	(66,998)
Net cash provided by (used in) investing activities	-	146	(3,260)	1,614	-	(1,500)
Net cash provided by (used in) financing activities	47,221	(79,976)	49,670	74,075	-	90,990
Intercompany financing activities - net	(18,054)	194,040	(153,863)	(22,123)	-	-
Net increase (decrease) in cash	-	84,975	2,972	(65,455)	-	22,492
Cash and cash equivalents balance, beginning of period	-	112,122	(4,989)	143,607	-	250,740
Cash and cash equivalents balance, end of period	$ -	$ 197,097	$ (2,017)	$ 78,152	$ -	$ 273,232

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
TWELVE MONTHS ENDED OCTOBER 31, 2011

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net (loss) income	$ (286,087)	$ (43,072)	$ (282,260)	$ 5,081	$ 320,251	$ (286,087)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	93,926	(34,441)	357,401	(17,963)	(320,251)	78,672
Net cash (used in) provided by operating activities	(192,161)	(77,513)	75,141	(12,882)	-	(207,415)
Net cash provided by (used in) investing activities	-	-	(223)	1,418	-	1,195
Net cash provided by (used in) financing activities	54,899	56,428	2,367	(23,914)	-	89,780
Intercompany financing activities - net	137,252	(79,163)	(69,462)	11,373	-	-
Net (decrease) increase in cash	(10)	(100,248)	7,823	(24,005)	-	(116,440)
Cash and cash equivalents balance, beginning of period	10	212,370	(12,812)	167,612	-	367,180
Cash and cash equivalents balance, end of period	$ -	$ 112,122	$ (4,989)	$ 143,607	$ -	$ 250,740

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
TWELVE MONTHS ENDED OCTOBER 31, 2010

(In thousands)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 2,588	$ (20,629)	$ (335,114)	$ 25,070	$ 330,673	$ 2,588
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	(24,192)	47,439	151,814	185,511	(330,673)	29,899
Net cash provided by (used in) operating activities	(21,604)	26,810	(183,300)	210,581	-	32,487
Net cash (used in) provided by investing activities			(1,146)	1,130		(16)
Net cash (used in) provided by financing activities		(113,232)	3,463	17,786		(91,983)
Intercompany financing activities - net	21,604	6,385	183,755	(211,744)		-
Net (decrease) increase in cash	-	(80,037)	2,772	17,753	-	(59,512)
Cash and cash equivalents balance, beginning of period	10	292,407	(15,584)	149,859		426,692
Cash and cash equivalents balance, end of period	$ 10	$ 212,370	$ (12,812)	$ 167,612	$ -	$ 367,180

23. Unaudited Summarized Consolidated Quarterly Information

Summarized quarterly financial information for the years ended October 31, 2012 and 2011 is as follows:

(In Thousands Except Per Share Data)	Three Months Ended October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012
Revenues	$ 487,045	$ 387,011	$ 341,698	$ 269,599
Expenses	481,996	395,221	364,678	308,511
Inventory impairment loss and land option write-offs	5,300	689	3,216	3,325
(Loss) gain on extinguishment of debt	(87,033)	6,230	27,039	24,698
Income (loss) from unconsolidated joint ventures	3,077	852	1,495	(23)
(Loss) income before income taxes	(84,207)	(1,817)	2,338	(17,562)
State and federal income tax provision (benefit)	203	(36,493)	536	703
Net (loss) income	$ (84,410)	$ 34,676	$ 1,802	$ (18,265)
Per share data:				
Basic:				
(Loss) income per common share	$ (0.59)	$ 0.25	$ 0.02	$ (0.17)
Weighted-average number of common shares outstanding	142,249	138,472	116,021	108,735
Assuming dilution: (Loss) income per common share	$ (0.59)	$ 0.25	$ 0.02	$ (0.17)
Weighted-average number of common shares outstanding	142,249	138,552	116,117	108,735

(In Thousands Except Per Share Data)	Three Months Ended October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011
Revenues	$ 341,625	$ 285,618	$ 255,097	$ 252,567
Expenses	387,604	326,121	306,978	302,613
Inventory impairment loss and land option write-offs	59,873	11,426	16,925	13,525
Gain (loss) on extinguishment of debt	10,563	(1,391)	(1,644)	-
Loss from unconsolidated joint ventures	(2,479)	(2,255)	(3,232)	(992)
Loss before income taxes	(97,768)	(55,575)	(73,682)	(64,563)
State and federal income tax provision (benefit)	580	(4,645)	(1,015)	(421)
Net loss	$ (98,348)	$ (50,930)	$ (72,667)	$ (64,142)
Per share data:				
Basic:				
Loss per common share	$ (0.90)	$ (0.47)	$ (0.69)	$ (0.82)
Weighted-average number of common shares outstanding	108,740	108,721	105,894	78,598
Assuming dilution: Loss per common share	(0.90)	(0.47)	(0.69)	(0.82)
Weighted-average number of common shares outstanding	108,740	108,721	105,894	78,598

(This page has been left blank intentionally.)

Comparison of Five-Year Cumulative Total Return*

Among Hovnanian Enterprises, Inc., the S&P 500 Index and the S&P Homebuilding Index

The following graph compares on a cumulative basis the yearly percentage change over the five-year period ended October 31, 2012 in (i) the total shareholder return on the Company's Class A Common Stock with (ii) the total return of the Standard & Poor's (S&P) 500 Index and with (iii) the total return on the S&P Homebuilding Index. Such yearly percentage change has been measured by dividing (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the price per share at the end of the measurement period less the price per share at the beginning of the measurement period, by (ii) the price per share at the beginning of the measurement period. The price of each share has been set at $100 on October 31, 2007 for the preparation of the five year graph.

During fiscal 2012, the indexed price per share of Hovnanian's Class A Common Stock increased 198.7%, which percentage increase outperformed the S&P Homebuilding Index increase of 137.2%. As reflected in the graph below, the indexed price per share of Hovnanian's Class A Common Stock increased from $12.66 at October 31, 2011 to $37.82 at October 31, 2012, a 198.7% increase compared with the indexed price of a share of the S&P Homebuilding Index, which increased 137.2% from $57.35 at October 31, 2011 to $136.06 at October 31, 2012.

Note: The stock price performance shown on the following graph is not necessarily indicative of future stock performance.



$160
$140
$120
$100
$80
$60
$40
$20
$0
10/07
10/08
10/09
10/10
10/11
10/12
Hovnanian Enterprises, Inc.
S&P 500
S&P Homebuilding

*$100 invested on 10/31/07 in stock or index, assuming reinvestment of dividends.
Fiscal year ending October 31.

Source: Standard & Poor's Financial Services, LLC, a division of The McGraw-Hill Companies Inc..

(This page has been left blank intentionally.)

Board of Directors and Corporate Officers

BOARD OF DIRECTORS

Ara K. Hovnanian
Chairman of the Board, President, Chief Executive Officer and Director

Robert B. Coutts
Director

Edward A. Kangas
Director

Joseph A. Marengi
Director

John J. Robbins
Director

J. Larry Sorsby
Executive Vice President, Chief Financial Officer and Director

Stephen D. Weinroth
Director

CHIEF OPERATING OFFICER

Thomas J. Pellerito

VICE PRESIDENTS

David L. Bachstetter

Charles E. D'Angelo

Laura C. Dempsey

Michael Discafani

David A. Friend

Jane M. Hurd

Brad G. O'Connor

Jeffrey T. O'Keefe

Nicholas Pappas

P. Dean Potter

David G. Valiaveedan

Laura A. VanVelthoven

C. Douglas Whitlock

Marcia Wines

Corporate Information

ANNUAL MEETING

March 12, 2013, 10:30 a.m.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

STOCK LISTING

Hovnanian Enterprises, Inc.
Class A common stock is traded on the New York Stock Exchange under the symbol HOV.

FORM 10-K

A copy of the Form 10-K, as filed with the Securities and Exchange Commission, is included herein. Additional copies are available free of charge upon request to the:

Office of the Controller
Hovnanian Enterprises, Inc.
110 West Front Street
Red Bank, New Jersey 07701
732-383-2200

INVESTOR RELATIONS CONTACTS

J. Larry Sorsby
Executive Vice President, Chief Financial Officer
732-383-2200

Jeffrey T. O'Keefe
Vice President, Investor Relations
732-383-2200
E-mail: ir@khov.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, New Jersey
07054-0319

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, Rhode Island 02940

For additional information on the Direct Registration System please visit the Investor Relations section of our website at khov.com

For additional information, visit our website at khov.com


Hovnanian
Enterprises, Inc.

Hovnanian Enterprises, Inc.
110 West Front Street
Red Bank, New Jersey 07701
732-383-2200

For additional information visit our website at khov.com